SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

05052320

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Globex Resources Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Innova Exploration Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

379910
(CUSIP Number of Class of Securities (if applicable))

Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications)

April 25, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Letter To Globex Shareholders, dated April 25, 2005

Offer to Purchase and Take-Over Bid Circular of Innova Exploration Ltd., dated April 25, 2005 (the "Circular")

Letter of Transmittal

Notice of Guaranteed Delivery

Item 2. Informational Legends

See the cover page of the Circular.

April 25, 2005

Dear Globex Shareholder,

Re: Offer to Purchase your Globex Resources Ltd. ("Globex") Shares by Innova Exploration Ltd. ("Innova")

We enclose materials related to the our offer to purchase your Globex Shares in exchange for Innova Shares on the basis of 0.75 Innova Share for each 1 Globex Share:

Registered Shareholders:

If you have a Globex share certificate with your name on it, you are a "registered" shareholder. We are enclosing a Letter of Transmittal which, if you agree to tender your Globex shares to the Offer, we would ask you to complete and send with your share certificate to the Depositary noted on the Letter of Transmittal by no later than 6:00 PM on May 31, 2005.

After May 31, 2005 when Innova receives confirmation that the minimum number of shares have been tendered to the Offer, Innova will take up and pay for the Globex shares tendered and you will receive an Innova Share certificate in exchange for your old share certificate of Globex on the basis noted above.

Unregistered Shareholders:

If you hold your Globex Shares with a broker, you are an unregistered shareholder. If you agree to tender your Globex Shares to the Offer, we would ask you to contact your broker on or before 6:00 PM on May 31, 2005 and instruct him to tender your shares to the Offer. Your broker will then look after the rest of the details for you. No other paper work is required on your part.

After May 31, 2005 when Innova receives confirmation that the minimum number of shares have been tendered to the Offer, Innova will take up and pay for the Globex shares tendered and you will receive a credit in your brokerage account for Innova Shares exchanged for your Globex Shares on the basis noted above.

We at Innova are very excited about the opportunities presented by this business combination between Innova and Globex and we think the combined Company will have a very strong asset base, aggressive drilling plans, improved financial position and a management team capable of executing plans and delivering value to shareholders.

If you require further information about Innova please see our website noted below or contact either of the undersigned.

Sincerely,
Innova Exploration Ltd.

Kevin J. Gibson
President & CEO
(403) 699 – 8475
gibsonk@innovaexploration.com

Kelly D. Kerr
Vice President Finance & CFO
(403) 699 – 8484
kkerr@innovaexploration.com

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

April 25, 2005

INNOVA EXPLORATION LTD.

OFFER TO PURCHASE

all of the outstanding common shares
of
GLOBEX RESOURCES LTD.

on the basis of

0.75 Common Shares of Innova Exploration Ltd.
for each common share of Globex Resources Ltd. deposited

This offer (the "Offer") by Innova Exploration Ltd. ("Innova") to purchase all of the outstanding common shares ("Globex Shares") of Globex Resources Ltd. ("Globex") will be open for acceptance until 6:00 p.m. (Calgary time) on May 31, 2005, unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time (and at the time Innova first takes up and pays for Globex Shares under the Offer) not less than 66⅔% (calculated on a diluted basis) of the Globex Shares (the "Minimum Condition"). This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

The board of directors of Globex has unanimously recommended that shareholders of Globex accept the Offer. Globex's financial advisor, J.F. Mackie & Company Ltd., has expressed an opinion to the board of directors of Globex that the consideration to be received by the holders of Globex Shares pursuant to the Offer is fair, from a financial point of view, to holders of Globex Shares. For further information, refer to the Directors' Circular of the board of directors of Globex.

Certain holders of Globex Shares have agreed to accept the Offer by depositing under the Offer an aggregate of 4,945,800 Globex Shares, representing approximately 51.25% of the outstanding Globex Shares, as well as any additional Globex Shares acquired by such holders prior to the Take-up Date including upon exercise of options to acquire Globex Shares, subject to certain conditions. See "Pre-Acquisition Agreement — Pre-Tender Agreements" in the Circular.

Holders of Globex Shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Globex Shares, at the offices of CIBC Mellon Trust Company (the "Depositary") shown below and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Globex Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

The outstanding Innova Shares and Globex Shares are listed on the Toronto Stock Exchange (the "TSX") and on the TSX Venture Exchange ("TSXV"), respectively. On April 1, 2005, the last trading day prior to the date of the public announcement by Innova and Globex of the Offer, the closing price of the Innova Shares on the TSX was $6.00 and the closing price of the Globex Shares on the TSXV was $3.55.

Questions and requests for assistance may be directed to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary at its offices shown in the Letter of Transmittal and on the last page of this document. Persons whose Globex Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Globex Shares.

(*Cover continued on the following pages*)

THE DEPOSITARY FOR THE OFFER IS:

CIBC MELLON TRUST COMPANY

By Mail:

P.O. Box 1036
Adelaide Street Post Office
Toronto, Ontario
M5C 2K4
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Toronto
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario
M5L 1G9

OR

Calgary
600 The Dome Tower
333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Toll Free: 1-800-387-0825
Email: inquiries@cibcmellon.com

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian corporation and the Innova Shares offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements of certain provinces of Canada. Shareholders of Globex should be aware that these requirements are different from those of the United States. The financial statements included and incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as Innova and Globex are located in Canada, and some or all of their respective officers and directors are residents of Canada. You may not be able to sue Innova or Globex or its officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel Innova or Globex and their affiliates to subject themselves to a U.S. court's judgment.

Shareholders of Globex should be aware that the acquisition of the Innova Shares offered hereby may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the Unites States are not described in the Offer to Purchase and Circular. Shareholders of Globex are advised to consult their tax advisors to determine the particular tax consequences to them of acquiring the Innova Shares. See "Canadian Federal Income Tax Considerations" in the Circular.

Shareholders of Globex should be aware that Innova or its affiliates, directly or indirectly, may bid for or purchase Globex Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Innova or the Depositary.

No Innova Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Innova is satisfied that the Innova Shares may be delivered in such other jurisdictions without further action by Innova or on a basis otherwise determined acceptable to Innova in its sole discretion.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying Circular under "Purpose of the Offer and Plans for Globex", in addition to certain statements contained elsewhere in, or incorporated by reference in, this document, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

NON-GAAP MEASURES

In this document and in the documents incorporated by reference herein, Innova uses the term cash flow from operations (before changes in non-cash working capital), which should not be considered an alternative to, or more meaningful than cash flow from operating activities or funds flow from operations as determined in accordance with Canadian generally accepted accounting principles ("GAAP") as an indicator of Innova's performance. Innova's determination of cash flow from operations may not be comparable to that reported by other companies. Innova presents cash flow from operations per share whereby per share amounts are calculated using the weighted average shares outstanding consistent with the calculation of earnings per share. The consolidated statements of cash flows contained in Innova's consolidated financial statements incorporated by reference herein present the reconciliation between net earnings and cash flow from operations.

In this document and in the documents incorporated by reference herein, Globex uses the term cash flow from operations (before changes in non-cash working capital), which should not be considered an alternative to, or more meaningful than cash flow from operating activities or funds flow from operations as determined in accordance with Canadian generally accepted accounting principles ("GAAP") as an indicator of Globex's performance. Globex's determination of cash flow from operations may not be comparable to that reported by other companies. Globex presents cash flow from operations per share whereby per share amounts are calculated using the weighted average shares outstanding consistent with the calculation of earnings per share. The statements of cash flows contained in Globex's financial statements incorporated by reference herein present the reconciliation between net earnings and cash flow from operations.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Globex Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction, including any state of the United States in which the Offer has not been qualified. However, Innova may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Globex Shares in any such jurisdiction.

TABLE OF CONTENTS

Page

DEFINITIONS 1
ABBREVIATIONS 4
CONVERSIONS 4
SUMMARY 5
The Offer 5
Recommendation of the Board of Directors of Globex 5
Basis of the Offer 5
Innova Exploration Ltd. 5
Globex Resources Ltd. 5
Purpose of the Offer and Plans for Globex 5
Reasons for the Offer 6
Selected Pro Forma Operational Information 6
Selected Pro Forma Consolidated Financial Information 7
Pre-Acquisition Agreement 8
Pre-Tender Agreements 9
Globex Options 9
Time for Acceptance 9
Manner of Acceptance 9
Conditions of the Offer 9
Payment for Deposited Globex Shares 10
Acquisition of Globex Shares Not Deposited 10
Stock Exchange Listings 10
Market Price of Innova Shares and Globex Shares 10
Canadian Federal Income Tax Considerations 10
Depositary 10
OFFER TO PURCHASE 11
1. The Offer 11
2. Time for Acceptance 11
3. Manner of Acceptance 11
4. Conditions of the Offer 14
5. Extension and Variation of the Offer 16
6. Payment for Deposited Globex Shares 16
7. Withdrawal of Deposited Globex Shares 17
8. Return of Deposited Globex Shares 19
9. Changes in Capitalization, Distributions and Liens 19
10. Mail Service Interruption 19
11. Notice and Delivery 19
12. Acquisition of Globex Shares Not Deposited 20
13. Market Purchases and Sales of Globex Shares 20
14. Other Terms of the Offer 20
CIRCULAR 22
PURPOSE OF THE OFFER AND PLANS FOR GLOBEX 22
Purpose of the Offer 22
Plans for Globex 22
BACKGROUND TO AND REASONS FOR THE OFFER 23
Background to the Offer 23
Reasons for the Offer 23
PRO FORMA COMBINED INFORMATION 24
Selected Pro forma Operational Information 24
Selected Pro Forma Consolidated Financial Information 25
PRE-ACQUISITION AGREEMENT 25
The Offer 25
Approval by the Board of Directors of Globex 26

Pre-Tender Agreements 26
No Solicitation 26
Right to Match 27
Break/Non-Completion Fees 27
Globex Options 28
Other Matters 28
Termination 29
INNOVA EXPLORATION LTD. 29
Documents Incorporated by Reference 30
Recent Developments 31
Description of Share Capital 31
Capitalization of Innova 32
Dividend Record and Policy 32
Price Range and Trading Volume of Innova Shares 32
Auditors, Registrar and Transfer Agent 33
GLOBEX RESOURCES LTD. 33
General 33
Description of Share Capital 33
Dividend Record and Policy 33
Price Range and Trading Volume of Globex Shares 34
EFFECT OF THE OFFER ON MARKET AND LISTING 34
ACQUISITION OF GLOBEX SHARES NOT DEPOSITED 35
General 35
Compulsory Acquisition 35
Second Stage Transaction 35
Judicial Developments 37
Other Alternatives 37
DEPOSITARY 37
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS 37
Shareholders Resident in Canada 38
Shareholders Not Resident in Canada 40
OWNERSHIP OF SHARES OF GLOBEX 41
TRADING IN SHARES OF GLOBEX 41
COMMITMENTS TO ACQUIRE SHARES OF GLOBEX 41
ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS 41
MATERIAL CHANGES IN THE AFFAIRS OF GLOBEX AND OTHER INFORMATION 42
ACCEPTANCE OF THE OFFER 42
EXPENSES OF THE OFFER 42
INTEREST OF EXPERTS 42
STATUTORY RIGHTS 43
CONSENTS 44
Consent of Counsel to Innova Exploration Ltd. 44
Consent of Auditors of Innova Exploration Ltd. 44
Consent of Auditors of Globex Resources Ltd. 44
Consent of Auditors of Invader Exploration Inc 45
Consent of Engineers 45
Consent of Engineers 46
APPROVAL AND CERTIFICATE 47

APPENDIX "A" - PRO FORMA FINANCIAL STATEMENTS
APPENDIX "B" – FINANCIAL STATEMENTS OF INNOVA ENERGY LTD.

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

"ABCA" means the *Business Corporations Act* (Alberta), as amended;

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"AMF" means Autorité des marchés financiers (Québec);

"associate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"Business Day" means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

"Circular" means the take-over bid circular accompanying the Offer and forming part of this document;

"compulsory acquisition" has the meaning ascribed thereto under "Acquisition of Globex Shares Not Deposited - Compulsory Acquisition" in the Circular;

"Depositary" means CIBC Mellon Trust Company at the offices specified in the Letter of Transmittal and on the last page of this document;

"Depositing Shareholder" means a Shareholder tendering Globex Shares in acceptance of the Offer;

"diluted basis" with respect to the number of outstanding Globex Shares at any time, means such number of outstanding Globex Shares actually issued and outstanding, together with all Globex Shares that may be issued on the exercise of all outstanding Globex Options or other rights, if any, to subscribe for Globex Shares;

"Directors' Circular" means the circular prepared by the board of directors of Globex and to be sent to all Globex Securityholders in connection with the Offer;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Expiry Date" means May 31, 2005 or such other date or dates as may be fixed by Innova from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"Expiry Time" means 6:00 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by Innova from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"GAAP" means Canadian generally accepted accounting principles;

"Globex" means Globex Resources Ltd., a corporation incorporated under the ABCA;

"Globex Acquisition Proposal" means any inquiry or the making of any proposal to Globex or its Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Globex or its Shareholders of any securities of Globex (other than on exercise of currently outstanding Globex Options); (ii) any acquisition of a substantial amount of assets of Globex; (iii) an amalgamation, arrangement, merger or consolidation of Globex; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Globex or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Pre-Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to Innova under the Pre-Acquisition Agreement or the Offer;

"Globex Options" means the outstanding options to acquire Globex Shares granted pursuant to Globex's stock option plan;

"Globex Securityholders" means holders of Globex Securities;

"Globex Securities" means the Globex Shares and Globex Options;

"Globex Shares" means the common shares in the share capital of Globex, as constituted on the date hereof;

"Innova" means Innova Exploration Ltd., a corporation continued under the laws of Alberta;

"Innova Shares" means the common shares of Innova, as constituted on the date hereof;

"Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer and Circular;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Globex or Innova, as the case may be, that is, or could reasonably be expected to be, materially adverse to the business of Globex or Innova, as the case may be, and its subsidiaries considered as a whole, other than a change: (i) that relates to or arises out of a matter that has, prior to April 2, 2005, been publicly disclosed or otherwise disclosed in writing to Innova; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"Material Adverse Effect" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Globex or Innova, as the case may be, considered as a whole, provided that a Material Adverse Effect shall not include an adverse effect: (i) that relates to or arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to Innova or Globex, as the case may be, prior to April 2, 2005; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"McDaniel" means McDaniel & Associates Consultants Ltd.;

"McDaniel Report" means the report of McDaniel dated March 14, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves of Innova effective December 31, 2004;

"Minimum Conditions" has the meaning ascribed thereto in subsection (a) and (b) of Section 4 of the Offer, "Conditions of the Offer";

"Minimum Required Shares" means at least that number of the outstanding Globex Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless Innova waives the Minimum Condition, in which case **"Minimum Required Shares"** means that number of the outstanding Globex Shares that Innova takes up on the Take-up Date;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"Offer" means the offer to purchase all of the issued and outstanding Globex Shares made hereby to Shareholders;

"Offer Period" means the period commencing on the date hereof and ending at the Expiry Time;

"OSC" means the Ontario Securities Commission;

"OSC Rule 61-501" means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions";

"Paddock" means Paddock Lindstrom & Associates Ltd.;

"Paddock Report" means the report of Paddock dated March 11, 2005 evaluating the crude oil, natural gas and natural gas liquids reserves of Globex effective December 31, 2004;

"Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"Policy Q-27" means Policy Statement Q-27 of the AMF entitled "Protection of Minority Securityholders in the Course of Certain Transactions";

"Pre-Acquisition Agreement" means the agreement dated April 2, 2005, between Innova and Globex pursuant to which, among other things, Innova agreed to make the Offer, subject to the provisions thereof;

"Pre-Tender Agreements" means agreements between the Tendering Shareholders and Innova pursuant to which such holders agree to tender their Globex Shares under the Offer;

"Second Stage Transaction" means any statutory arrangement, amalgamation, merger, capital reorganization or other transaction involving Innova and/or an affiliate of Innova and Globex and/or the holders of Globex Shares for the purposes of Globex becoming, directly or indirectly, a wholly-owned subsidiary of Innova or effecting an amalgamation or merger of Globex's business and assets with or into Innova and/or an affiliate of Innova;

"Shareholder" means a holder of Globex Shares;

"subsidiary" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"Superior Proposal" means a written *bona fide* Globex Acquisition Proposal by a third party which the board of directors of Globex determines in good faith: (i) that funds or other consideration necessary for the Globex Acquisition Proposal are or are likely to be available; (ii) after consultation with its financial advisor, would, if consummated in accordance with its terms, result in a transaction financially superior for Shareholders than the Offer; and (iii) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the board of directors of Globex, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable law;

"Take-over Proposal" means a proposal or offer (other than by Innova), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Globex or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Globex Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Globex, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Globex or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Globex Shares (in all cases other than the Offer);

"Take-up Date" means the date that Innova first takes up and acquires Globex Shares pursuant to the Offer;

"**Tax Act**" " means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

"**Tendering Shareholders**" means the holders of Globex Shares who have entered into the Pre-Tender Agreements;

"**TSX**" means the Toronto Stock Exchange;

"**TSXV**" means the TSX Venture Exchange;

"**U.S.**" or "**United States**" means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbls	barrels
Mbbls	thousand barrels
BOPD	barrels of oil per day
Bbls/d	barrels of oil per day
MMbbls	million barrels
NGLs	natural gas liquids
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 6 Mcf of natural gas

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
m^3	cubic metres
MMBTU	million British Thermal Units trillion
gigajoule	joules

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE/d	barrel of oil equivalent per day
MBOE	1,000 barrels of oil equivalent
$000s or $M	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SUMMARY

The following is a summary of certain information contained elsewhere in the attached Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and shall be read together with the more detailed information contained or referred to elsewhere in those documents.

The Offer

The Offer is made by Innova for all of the outstanding Globex Shares, including Globex Shares which may become outstanding on the exercise of Globex Options or any other rights to acquire Globex Shares. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by Innova.

The Offer is made only for the Globex Shares and not for any Globex Options or other rights to acquire Globex Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Globex Shares and deposit the Globex Shares in accordance with the Offer.

The obligation of Innova to take up and pay for Globex Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Recommendation of the Board of Directors of Globex

The board of directors of Globex has unanimously recommended acceptance of the Offer by the Shareholders. Globex's financial advisor has concluded that the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders. For further information, refer to the Directors' Circular.

Basis of the Offer

The basis of the Offer is 0.75 of an Innova Share for each Globex Share deposited under the Offer. See Section 1 of the Offer, "The Offer".

No fractional Innova Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Innova Share will be entitled to receive the nearest whole number (rounded up or down) of Innova Shares to which such person is entitled.

Innova Exploration Ltd.

The business of Innova is the acquisition of, the exploration for, and the development and production of petroleum and natural gas, primarily in British Columbia, Alberta and Saskatchewan. Disclosure documents of Innova are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") website at *www.sedar.com*. See "Innova Exploration Ltd." in the Circular.

Globex Resources Ltd.

The business of Globex is the acquisition of, the exploration for, and the development and production of petroleum and natural gas, primarily in Alberta and Saskatchewan. Disclosure documents of Globex are available through the internet on the SEDAR website at *www.sedar.com*. See "Globex Resources Ltd." in the Circular.

Purpose of the Offer and Plans for Globex

The purpose of the Offer is to enable Innova to acquire, directly or indirectly, all of the outstanding Globex Shares.

If Innova takes up and pays for Globex Shares deposited pursuant to the Offer, Innova intends to seek to acquire, directly or indirectly, all of the remaining Globex Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or by a Second Stage Transaction. Innova will cause the Globex Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Globex Shares Not Deposited" in the Circular.

If the Offer is successful, certain changes will be made to the composition of the board of directors of Globex to allow nominees of Innova to become members of such Board. If Globex becomes a wholly-owned subsidiary of Innova, Innova may continue to operate Globex as a wholly-owned subsidiary or Globex may be amalgamated with or wound-up into Innova or an affiliate of Innova.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Innova intends to delist the Globex Shares from the TSXV and, if there are fewer than 15 Shareholders in each of the jurisdictions in Canada and fewer than 51 Shareholders in total in Canada, to cause Globex to cease to be a reporting issuer under the Canadian securities laws. See "Purpose of the Offer and Plans for Globex" in the Circular.

Reasons for the Offer

Innova believes that the acquisition of Globex will provide a valuable extension of Innova's operations in its core area in Alberta and excellent synergies with Innova's existing operations in the area. These properties complement the growing opportunities arising from Innova's existing asset base and provide numerous additional development drilling locations. Benefits to Shareholders from a combination of Innova and Globex include:

- a larger combined company with more significant production and exploration lands;
- participation in Innova's exploration properties located in northeast British Columbia, providing for a major new growth area for natural gas;
- consolidation of land interests, providing for higher working interests in emerging light oil prospects in southeast Saskatchewan;
- the distribution of risk in the consolidated companies between the two significant core areas in northeast British Columbia and southeast Saskatchewan;
- continued participation in Globex's oil and gas properties in the Peace River Arch in northwest Alberta, where the management of Innova has considerable experience and intends to further develop a presence in this region as a new core area;
- a business, production and drilling strategy which is consistent with Globex's approach;
- the Innova Shares trade on the Toronto Stock Exchange;
- Globex Shareholders who receive Innova Shares should experience enhanced liquidity as Innova will have a significantly larger market capitalization than Globex has alone; and
- overhead and income tax synergies arising as a result of the acquisition, and the tax free rollover to Globex Shareholders on the exchange of Globex Shares for Innova Shares.

See "Background to and Reasons for the Offer" in the Circular.

Selected Pro Forma Operational Information

The following table sets out certain operational information for Innova and Globex and pro forma combined operational information for Innova and Globex after giving effect to the acquisition of all of the issued and outstanding Globex Shares pursuant to the Offer, as at the dates indicated.

	Innova	Globex	Combined
Crude Oil Wells[1] (includes producing & shut-in)			
Gross	102	137	230
Net	25.3	16.4	41.7
Natural Gas Wells[1]			
Gross	175	53	225
Net	33.9	13.4	47.3
Undeveloped Land Holdings[1]			
Gross Acres	165,587	174,963	306,285
Net Acres	76,301	69,439	145,740
Reserves (MBOE)[2]			
Proved	2,143	1,161	3,304
Probable	1,208	739	1,947
Total	3,351	1,900	5,251
Production[3]			
Natural Gas Production (Mcf/d)	5,727	2,559	8,286
Crude Oil & NGL Production (Bbls/d)	473	269	742
Total Production (BOE/d)	1,429	695	2,123
Sales Price[3]			
Natural Gas ($/Mcf)	$7.03	$6.58	$6.89
Crude Oil & NGL ($/Bbl)	$46.56	$46.03	$46.42

Notes:

(1) As at December 31, 2004. Combined gross acres and wells do not aggregate due to common properties.

(2) As at December 31 in respect of Innova based upon the McDaniel Report, and as at December 31, 2004 in respect of Globex based upon the Paddock Report. Based on forecast prices and costs, as at December 31, 2004 in respect of Innova and as at December 31, 2004 in respect of Globex.

(3) Average for the 12 months ending December 31, 2004, before transportation.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for Innova and Globex as well as certain pro forma financial information after giving effect to the acquisition of all of the issued and outstanding Globex Shares pursuant to the Offer and certain other adjustments. **The following information should be read in conjunction with the pro forma consolidated financial statements of Innova, including the notes thereto, set forth in Appendix "A" to the Circular.**

($000, except shares)	As at and for the year ended December 31, 2004[1]		Pro forma Consolidated As at and for the year ended December 31, 2004
	Innova	Globex	
	(audited)	(audited)	(unaudited)
Revenue	22,830	10,745	34,927
Net Earnings	12	1,192	1,713
per share – basic	0.00	0.13	0.06
per share – diluted	0.00	0.13	0.06
Cash Flow from Operations	10,199	5,158	N/A
per share – basic	0.51	0.56	N/A
per share – diluted	0.50	0.56	N/A
Capital Expenditures	27,374	7,803	N/A
Debt	nil	3,465	nil
Total Assets	82,345	24,314	140,990
Shareholders' Equity	68,736	12,311	110,741
Number of Shares Outstanding	27,737,092	9,650,200	35,649,742
basic	20,170,015	9,157,172	28,082,665
diluted	20,336,071	9,215,048	28,248,721

Note:

(1) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "A" for assumptions and adjustments.

Pre-Acquisition Agreement

Effective April 2, 2005, Innova and Globex entered into the Pre-Acquisition Agreement pursuant to which Innova agreed, subject to the provisions thereof, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Globex Shares validly deposited under the Offer. Pursuant to the Pre-Acquisition Agreement, Globex agreed to immediately cease and cause to be terminated all existing discussions and negotiations with any parties conducted prior to the date of the Pre-Acquisition Agreement by Globex or its officers, directors, employees, representatives, agents or other parties on its behalf with respect to any Globex Acquisition Proposal. Globex also agreed that after the execution of the Pre-Acquisition Agreement, Globex will not, and will not authorize or permit any of its representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Globex or its Shareholders from any person which constitutes, or may reasonably be expected to lead to, a Globex Acquisition Proposal, enter into or participate in any discussions or negotiations relating thereto or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Globex in connection with a Globex Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing. Globex also agreed that it would not release any party from any confidentiality or standstill agreements.

The foregoing shall not prevent Globex from engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Globex or its representatives) seeks to initiate such discussions or negotiations and providing or furnishing such party with information concerning Globex and its business, property and assets if such party has first made a written bona fide Globex Acquisition Proposal which the board of directors of Globex determines in good faith to be a Superior Proposal. In the event that Globex receives any inquiries, offers or proposals with respect to a Globex Acquisition Proposal, Globex has agreed to notify Innova orally and in writing within 24 hours of all relevant details relating thereto and to provide to Innova copies of all information provided to such other party. Globex has also agreed to provide Innova with prompt prior notice that it is furnishing information or entering into discussions and negotiations with such person or entity together with a copy of the confidentiality agreement entered into with such person or entity and, if not previously provided to Innova, copies of all information furnished to such party concurrently with the provision of such information to such party. Globex has agreed to give Innova 72 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Globex Acquisition Proposal and to give Innova an opportunity of not less than 72 hours to amend the Offer to provide at least as favourable or more favourable terms than those to be included in the proposed agreement.

Globex has agreed to pay to Innova a break fee of $2.5 million in the event that: (i) the board of directors of Globex fails to recommend that Shareholders accept the Offer, withdraws or, in any manner adverse to completion of the Offer or to Innova, redefines, modifies or changes its recommendation to holders of Globex Shares to accept the Offer or resolves to do so; (ii) any bona fide Take-Over Proposal for the Globex Shares is publicly announced or commenced prior to the expiry of the Offer and the board of directors of Globex fails, prior to the expiry of the Offer, to publicly reaffirm and maintain its recommendation of the Offer to Shareholders within five days after public announcement or commencement of any such Take-Over Proposal; (iii) the board of directors of Globex has recommended that Shareholders deposit their Globex Shares under, vote in favour of, or otherwise accept, a Take-Over Proposal; (iv) Globex enters into any agreement with any person with respect to a Take-Over Proposal prior to the Expiry Time; or (v) prior to the Expiry Time, a bona fide Take-Over Proposal is publicly announced, offered or made to all or substantially all Shareholders or to Globex and, at the Expiry Time, such Take-Over Proposal has not expired or been withdrawn, and the Minimum Condition shall have not been satisfied. Globex has agreed to pay the $2.5 million break fee forthwith upon the occurrence of any such event and in any event within five Business Days of the date of the earliest of such event to occur.

Globex and Innova have agreed to pay each other a non-completion fee of $200,000 if there is a material breach or non-performance by Globex or Innova, as the case may be, of their respective covenants, agreements, obligations, representations and warranties set out in the Pre-Acquisition Agreement which has not been cured to the satisfaction of Innova or Globex, as the case may be, acting reasonably, within three Business Days of receipt of notice by Globex or Innova, as the case may be, of any such breach or non-performance.

Pre-Tender Agreements

Innova has entered into Pre-Tender Agreements with certain holders of Globex Shares (including all of the directors and officers of Globex) holding an aggregate of 4,945,800 Globex Shares representing approximately 51.25% of the issued and outstanding Globex Shares. Under the terms of the Pre-Tender Agreements, such persons have agreed to tender all of their Globex Shares (together with any Globex Shares they may acquire upon exercise of Globex Options or otherwise) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. See "Pre-Acquisition Agreement - Pre-Tender Agreements" in the Circular.

Globex Options

The Offer is not made for Globex Options. Pursuant to the Pre-Acquisition Agreement, all persons holding Globex Options who may do so under securities laws and in accordance with the terms of the Globex Options held by them, shall be entitled to (i) either exercise all of their Globex Options and tender Globex Shares issued in connection therewith under the Offer upon payment of the exercise price in full, (ii) exercise their put right as set forth in Globex's stock option plan which permits holders of Globex Options to request cash in lieu of Globex Shares upon the exercise of their Globex Options to the extent the current market price of the Globex Shares exceeds the option exercise price for such Globex Options, or (iii) surrender for termination effective immediately prior to the Take-up Date their Globex Options in consideration of a cash amount for each Globex Option equal to that amount, if any, by which $3.50 exceeds the option exercise price in respect of such Globex Options, with the difference then multiplied by the number of Globex Shares issuable on exercise of such Globex Options. It is a condition of the Offer that all outstanding Globex Options shall either have been exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to Innova, acting reasonably, prior to Innova taking up any Globex Shares pursuant to the Offer.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless extended or withdrawn by Innova. The Offer may be otherwise extended at Innova's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their Globex Shares, together with a properly completed and executed Letter of Transmittal or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at one of the offices of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. **Shareholders whose Globex Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party, for assistance in depositing their Globex Shares.**

If the certificate or certificates representing Globex Shares are not available for deposit prior to the Expiry Time, Globex Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer, "Manner of Acceptance".

Conditions of the Offer

Innova reserves the right to withdraw the Offer and not take up and pay for any Globex Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Innova prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Globex Shares (calculated on a diluted basis). The Offer is also conditional on there having been validly deposited under the Offer not less than 50% of the Globex Shares (calculated on a diluted basis) entitled to be voted on a Second Stage Transaction in accordance with OSC Rule 61-501.

The conditions of the Offer are for the exclusive benefit of Innova and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that Innova may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Globex Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Innova, Innova will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Globex Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Globex Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Globex Shares deposited under the Offer after the first date on which Globex Shares have been taken up by Innova are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited Globex Shares".

Acquisition of Globex Shares Not Deposited

If Innova takes up and pays for Globex Shares deposited pursuant to the Offer, Innova intends to seek to acquire, directly or indirectly, all of the remaining Globex Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. Innova will cause the Globex Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. See Section 12 of the Offer, "Acquisition of Globex Shares Not Deposited".

Stock Exchange Listings

The Innova Shares and the Globex Shares are listed and posted for trading on the TSX and the TSXV, respectively, under the symbols "IXL" and "GBX".

Market Price of Innova Shares and Globex Shares

On April 1, 2005, the last trading day prior to the date of the public announcement by Innova and Globex of the Offer, the closing price of the Innova Shares on the TSX was $6.00 and the closing price of the Globex Shares on the TSXV was $3.55.

Canadian Federal Income Tax Considerations

The disposition of Globex Shares solely in consideration for Innova Shares will generally not give rise to a capital gain or capital loss under the Tax Act unless a disposing holder elects to the contrary. See "Canadian Federal Income Tax Considerations" in the Circular.

Depositary

CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Globex Shares and accompanying Letters of Transmittal under the Offer at its offices in Calgary and Toronto. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits Globex Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Globex Shares with the Depositary. See "Depositary" in the Circular.

OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF GLOBEX RESOURCES LTD.

1. The Offer

Innova hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Globex Shares, including Globex Shares which may become outstanding on the exercise of Globex Options on the basis of, for each Globex Share deposited under the Offer, 0.75 of an Innova Share.

Fractional Innova Shares will not be issued. Fractional interests will be rounded up or down to the nearest whole number. In calculating such fractional interests, all Globex Shares held by a beneficial holder shall be aggregated.

The Offer is made only for the Globex Shares and not for any Globex Options or other rights to acquire Globex Shares. It is a condition to the Offer that all Globex Options shall either have been exercised or terminated, or may be terminated or otherwise dealt with on a basis acceptable to Innova, acting reasonably, prior to Innova taking up any Globex Shares pursuant to the Offer. Any holder of Globex Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain certificates representing Globex Shares and deposit the Globex Shares in accordance with the Offer.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Globex Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

The Offer is neither being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. No Innova Shares will be delivered in the United States or to or for account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Innova is satisfied that the Innova Shares may be delivered in such other jurisdiction without further action by Innova or on a basis otherwise determined acceptable to Innova in its sole discretion.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time unless withdrawn by Innova. Innova may also extend or vary the Offer, at its sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

Shareholders may accept the Offer by delivering to the Depositary at one of the offices of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the Globex Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Globex Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Globex Shares being deposited, if the certificates representing the Innova Shares issuable in consideration for Globex Shares under the Offer are to be issued to a person other than such registered owner(s) as shown on the register of Shareholders maintained by Globex or if Globex Shares deposited but not tendered are to be returned to a person other than such registered owner(s), the signature on the Letter of Transmittal and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Globex Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Globex Shares pursuant to the Offer and: (i) the certificate or certificates representing such Globex Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate or certificates representing such Globex Shares and all other required documents to the Depositary prior to the Expiry Time, such Globex Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at its office in Toronto, as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Globex Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the Globex Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto as set forth in the Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a signature medallion guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Globex Shares deposited and taken up by Innova pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Globex Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Globex Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, certificates representing the Globex Shares and all other required documents is at the option and risk of the person depositing the same. Innova recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Innova recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Globex Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Globex Shares.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Globex Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of Innova, and each of them, and any other person designated by Innova in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Globex Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after April 25, 2005 (collectively, the "Other Shares"), effective on and after the date that Innova takes up and pays for the Purchased Shares (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Globex; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Globex, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares. Furthermore, a holder of Purchased Shares or Other Shares who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Globex and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to Innova any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by Innova as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to Innova and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Globex Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and Innova upon the terms and subject to the conditions of the Offer, including the Depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Globex Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Globex Shares (and Other Shares) to any other person; (ii) such Shareholder owns the Globex Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Globex Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such Globex Shares (and any Other Shares) are taken up and paid for by Innova, Innova will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Globex Shares deposited pursuant to the Offer will be determined by Innova in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Innova reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. Innova reserves the absolute right to waive any defect or irregularity in the deposit of any Globex Shares. There shall be no duty or obligation on Innova, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Innova's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

Innova reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4. **Conditions of the Offer**

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, Innova reserves the right to withdraw or terminate the Offer and not take up and pay for any Globex Shares deposited under the Offer, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Globex Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Innova:

(a) at the Expiry Time, and at the time Innova first takes up Globex Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Globex Shares (calculated on a diluted basis);

(b) not less than 50% of the Globex Shares (calculated on a diluted basis) entitled to be voted on a Second Stage Transaction in accordance with OSC Rule 61-501 shall have been validly deposited under the Offer;

(c) all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of Innova, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to Innova in its sole judgment, acting reasonably, and shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Globex, Innova, the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(d) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Globex carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of Innova, acting reasonably:

    (A) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Innova of the Globex Shares or the right of Innova to own or exercise full rights of ownership of the Globex Shares;

    (B) has had, or if the Offer was consummated would result in, a Material Adverse Effect on Globex or would have a Material Adverse Effect on Innova or Innova's ability to complete the Offer, as determined by Innova, acting reasonably; or

(C) has a Material Adverse Effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving Innova and/or an affiliate of Innova and Globex and/or the holders of Globex Shares for the purposes of Globex becoming, directly or indirectly, a wholly-owned subsidiary of Innova or effecting a Second Stage Transaction;

(e) Innova shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against Innova making the Offer or taking up and paying for all of the Globex Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Globex Shares not acquired under the Offer;

(f) Innova shall have determined, in its sole judgment, acting reasonably, that (i) Globex shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement, and (ii) all representations and warranties of Globex contained in the Pre-Acquisition Agreement shall have been true and correct in all material respects as of the date of the Pre-Acquisition Agreement and shall not have ceased to be true and correct in any material respect on the Take-up Date;

(g) Innova shall have determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Globex shall exist or shall have occurred that either was not publicly disclosed or disclosed in writing to Innova in each case prior to the announcement of the Offer and since announcement of the Offer no Material Adverse Change in respect of Globex shall have occurred;

(h) the Pre-Acquisition Agreement shall not have been terminated or Innova shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of Innova to consummate the Offer or to complete a compulsory acquisition or Second Stage Transaction or that such termination was not related to any matter that is materially adverse to the business of Globex or to the value of the Globex Shares to Innova; and

(i) Innova shall in its sole judgement, acting reasonably, be satisfied that all outstanding stock options, and all other rights to acquire any Globex Shares shall have either been exercised, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to Innova, acting reasonably, prior to Innova taking-up any Globex Shares pursuant to the Offer.

The foregoing conditions are for the exclusive benefit of Innova. Innova may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Innova). Innova may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Pre-Acquisition Agreement) without prejudice to any other rights which Innova may have. The failure by Innova at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Innova concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Innova to that effect to the Depositary at its principal office in Calgary, Alberta. Innova, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal and shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice and Delivery". If the Offer is withdrawn, Innova shall not be obligated to take up and pay for any Globex Shares deposited under such Offer and all certificates for deposited Globex Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at Innova's expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Innova's sole discretion and subject to the terms of the Pre-Acquisition Agreement.

Subject to the terms of the Pre-Acquisition Agreement, Innova reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. Innova, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation and shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice and Delivery", to all Shareholders whose Globex Shares have not been taken up prior to the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by Innova if all of the terms and conditions of the Offer, excluding those waived by Innova, have been fulfilled or complied with unless Innova first takes up all of the Globex Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Globex Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Innova in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Globex Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by Innova of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Globex Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose Globex Shares are taken up under the Offer.

6. Payment for Deposited Globex Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Innova, Innova will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Globex Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Globex Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Globex Shares deposited under the Offer after the first date on which Globex Shares have been taken up by Innova are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, Innova expressly reserves the right in its sole discretion to delay taking up or paying for any Globex Shares or to terminate the Offer and not take up or pay for any Globex Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by Innova, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. Innova also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Globex Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Innova will not, however, take up and pay for any Globex Shares deposited under the Offer unless it simultaneously takes up and pays for all Globex Shares then validly deposited under the Offer. Innova will be deemed to have taken up and accepted for payment Globex Shares validly deposited and not properly withdrawn pursuant to the Offer if, as and when Innova gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Globex Shares pursuant to the Offer.

Innova will pay for Globex Shares validly deposited under the Offer and not withdrawn by providing the Depositary with a direction to issue to, or on behalf of each such Shareholder, Innova Shares on the basis set forth in Section 1 of the Offer, "The Offer", for delivery to Shareholders who have tendered and not withdrawn their Globex Shares under the Offer.

No fractional Innova Shares will be issued. Fractional interests will be rounded up or down to the nearest whole number. If a Shareholder deposits more than one certificate for Globex Shares which are taken up by Innova, the number of Innova Shares issuable to such Shareholder will be computed on the basis of the aggregate number of Globex Shares deposited by such Shareholder.

Under no circumstances will interest accrue or be paid by Innova or the Depositary to persons depositing Globex Shares on the purchase price of Globex Shares purchased by Innova, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Globex Shares in acceptance of the Offer for the purposes of receiving payment from Innova and transmitting payment to such persons, and receipt of payment by the Depositary, together with irrevocable instruction from Innova to effect payment to Depositing Shareholders, will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Globex Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the Innova Shares to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which the Innova Shares may be lawfully delivered, without further action by Innova or on a basis acceptable to Innova in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the Innova Shares will be issued in the name of the registered holder of the Globex Shares deposited. Unless the person depositing the Globex Shares instructs the Depositary to hold the certificates representing the Innova Shares for pick-up by checking the appropriate box in the Letter of Transmittal, certificates representing the Innova Shares will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the Innova Shares and/or the cheque will be forwarded to the address of the Shareholder as shown on the registers maintained by Globex. Certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Pursuant to applicable law, Innova may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

If any deposited Globex Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Globex Shares than the Shareholder desires to deposit, a certificate for Globex Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Globex Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

7. Withdrawal of Deposited Globex Shares

All deposits of Globex Shares pursuant to the Offer are irrevocable, provided that any Globex Share deposited in acceptance of the Offer (other than such Globex Shares as are deposited pursuant to the Pre-Tender Agreements except as provided therein) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Globex Shares are taken up by Innova.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Globex Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable laws, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of Innova or of any affiliate of Innova (except to the extent required by applicable law, where the change is a material fact relating to the Globex Shares),

any Globex Shares deposited under the Offer and not taken up and paid for by Innova at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Globex Shares are not paid for within three Business Days of being taken up, any Globex Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Globex Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Globex Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Globex Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Globex Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Globex Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by Innova, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on Innova, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If Innova extends the Offer, is delayed in taking up or paying for Globex Shares or is unable to take up or pay for Globex Shares for any reason, then, without prejudice to Innova's other rights, Globex Shares deposited under the Offer may be retained by the Depositary, on behalf of Innova subject to the Depositing Shareholders' right of withdrawal as set forth under this Section 7 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any Globex Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Globex Shares deposited under the Offer by the Tendering Shareholders are subject to the terms and conditions of the Pre-Tender Agreements.

8. Return of Deposited Globex Shares

If any deposited Globex Shares are not taken up and paid for by Innova under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Globex Shares than are deposited, certificates for Globex Shares not taken up and paid for or not deposited will be returned at the expense of Innova by either sending new certificates representing Globex Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Globex as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after April 2, 2005, Globex should subdivide, consolidate or otherwise change any of the Globex Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Innova may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Globex Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Innova free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Globex Shares on or after April 2, 2005. If Globex should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Globex Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Innova or its nominees or transferees on the registers maintained by Globex of such Globex Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of Innova and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of Innova, accompanied by appropriate documentation of transfer. Pending such remittance, Innova will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by Innova pursuant to the Offer or deduct from the consideration payable by Innova pursuant to the Offer the amount or value thereof, as determined by Innova in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, certificates representing Innova Shares in payment for Globex Shares purchased under the Offer and certificates representing Globex Shares to be returned will not be mailed if Innova determines that delivery thereof by mail may be delayed. Persons entitled to certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Globex Shares in respect of which such certificates representing Innova Shares are being issued were deposited upon application to the Depositary, until such time as Innova has determined that delivery by mail will no longer be delayed. Innova shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice and Delivery". Notwithstanding Section 6 of the Offer, "Payment for Deposited Globex Shares", the deposit of certificates representing Innova Shares with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Globex Shares shall be deemed to have been paid for immediately upon such deposit.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by Innova or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by

Globex and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, Innova intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which Innova or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Globex Shares if: (i) it is given to the TSXV; (ii) it is published once in the National Edition of *The Globe and Mail* and in daily newspapers of general circulation, provided that if the National Edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation published in the cities of Toronto and Calgary; and (iii) it is provided to Canada Newswire for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Globex Shares Not Deposited

If Innova takes up and pays for Globex Shares deposited under the Offer, Innova intends to seek to acquire, directly or indirectly, all of the remaining Globex Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. Innova will cause the Globex Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Globex Shares Not Deposited" in the Circular.

13. Market Purchases and Sales of Globex Shares

To the extent permitted by law, Innova reserves the right to, and may, acquire (or cause an affiliate to acquire) Globex Shares by making purchases through the facilities of the TSXV, at any time and from time to time prior to the Expiry Time. In no event will Innova make any such purchases of Globex Shares through the facilities of the TSXV before the third Business Day following the date of the Offer. If Innova should acquire Globex Shares by making purchases through the facilities of the TSXV during the Offer Period, the Globex Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Globex Shares acquired by Innova through the facilities of the TSXV during the Offer Period shall not exceed 5% of the outstanding Globex Shares as of the date of the Offer.

Although Innova has no present intention to sell Globex Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Globex Shares after the Expiry Time.

14. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Innova other than as contained in this Offer or in the Circular, Letter of Transmittal or Notice of

Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Innova or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Innova by brokers or dealers licensed under the laws of such jurisdiction.

Innova shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Globex Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Globex Shares or notice of withdrawal of Globex Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Innova reserves the right to waive any defect in acceptance with respect to any particular Globex Share or any particular Shareholder. There shall be no obligation on Innova or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Globex Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Innova may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Globex Shares in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta, this 25th day of April, 2005.

INNOVA EXPLORATION LTD.

By: (signed) *"Kevin J. Gibson"*
President and Chief Executive Officer

CIRCULAR

This Circular is provided in connection with the Offer made by Innova to purchase all of the outstanding Globex Shares (including any Globex Shares which may become outstanding on exercise of Globex Options and any other rights to acquire Globex Shares).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations used in this Circular have the meanings specified under the heading "Abbreviations".

Although Innova has had discussions with the management of Globex and has reviewed certain contracts and records of Globex, unless otherwise indicated in this Circular, the information concerning Globex contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of Globex on file with Canadian securities regulatory authorities, the TSXV and other public sources and information provided to Innova by Globex. Although Innova has no knowledge that would indicate that any statements relating to Globex contained herein based on information contained in such documents and records are inaccurate or incomplete, neither Innova not its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Globex to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Innova.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Globex must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Globex subsequent to the date of the most recent published financial statements of Globex.

PURPOSE OF THE OFFER AND PLANS FOR GLOBEX

Purpose of the Offer

The purpose of the Offer is to enable Innova to acquire, directly or indirectly, all of the outstanding Globex Shares (including Globex Shares which may become outstanding on the exercise of Globex Options and any other rights to acquire Globex Shares).

If Innova takes up and pays for Globex Shares deposited pursuant to the Offer, Innova intends to seek to acquire, directly or indirectly, all of the remaining Globex Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or a Second Stage Transaction. Innova will cause the Globex Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Globex Shares Not Deposited".

Plans for Globex

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Globex to allow nominees of Innova to become members of such Board. If Globex becomes a wholly-owned subsidiary of Innova, Innova may continue to operate Globex as a wholly-owned subsidiary or Globex may be amalgamated with or wound-up into Innova or an affiliate of Innova or Globex may transfer its producing assets into a partnership.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Innova intends to delist the Globex Shares from the TSXV and, if there are fewer than 15 Shareholders in each of the jurisdictions in Canada and fewer than 51 Shareholders in total in Canada, to cause Globex to cease to be a reporting issuer under Canadian securities laws.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

Globex and Innova and its predecessor have been in partnership for over two years in certain southeast Saskatchewan lands comprising a substantial portion of Globex's properties. In addition, in late 2004, Innova and Globex discussed the possibility of a business combination, but they decided to postpone discussions until early 2005.

On February 14, 2005, Globex was contacted by Mr. Kevin J. Gibson, President and Chief Executive Officer, and Mr. Robert R. Hobbs, a director, each of Innova, to consider further a possible business combination. Messrs. Bhasin and de Boon met with the senior officials of Innova to further explore and discuss this opportunity. In response to discussions between officers of Globex and Innova, a mutual Confidentiality and Standstill Agreement was executed on February 25, 2005 by each party regarding the process for discussions and seeking information about each company's operations. Based upon this agreement, Globex was able to review and evaluate Innova's business strategy, assets, liabilities, exploration lands and various other factors in order to determine the value in completing a business combination with Innova for its Shareholders. Innova also presented numerous growth prospectus to Globex based on completing the transaction.

During February and March, Innova and its financial advisor entered into discussions with management of Globex and its financial advisor in respect of the terms and conditions on which a business combination could be effected and each party continued to conduct their due diligence in respect of the other party.

On February 28, 2005, the management of Globex and Innova met again to discuss the mechanics and procedures for a potential deal and exchanged corporate information for further consideration.

On March 24, 2005, Innova presented the terms of its initial offer. Globex made a counter-offer to this offer on March 28, 2005.

Commencing on March 30, 2005, the senior officers of Globex and Innova continued their negotiations on three occasions resulting in agreement on the broad parameters of the transaction, subject to approval by the Board of Directors of Globex. Management of Globex reviewed the content of the negotiations with its directors over the next two days.

On April 1, 2005, the Innova Board of Directors met and approved the terms of the final offer upon which an agreement was reached.

On April 2, 2005 Innova and Globex entered into the Pre-Acquisition Agreement.

The offer was announced by way of a joint press release on April 4, 2005. On April 22, 2005, the Board of Directors of Innova ratified the offer and approved the contents of the Circular.

Reasons for the Offer

Innova believes that the acquisition of Globex will provide a valuable extension of Innova's operations in its core area in Alberta and excellent synergies with Innova's existing operations in the area. These properties complement the growing opportunities arising from Innova's existing asset base and provide numerous additional development drilling locations. Benefits to Shareholders from a combination of Innova and Globex include:

- a larger combined company with more significant production and exploration lands;
- participation in Innova's exploration properties located in northeast British Columbia, providing for a major new growth area for natural gas;

- consolidation of land interests, providing for higher working interests in emerging light oil prospects in southeast Saskatchewan;

- the distribution of risk in the consolidated companies between the two significant core areas in northeast British Columbia and southeast Saskatchewan;

- continued participation in Globex's oil and gas properties in the Peace River Arch in northwest Alberta, where the management of Innova has considerable experience and intends to further develop a presence in this region as a new core area;

- a business, production and drilling strategy which is consistent with Globex's approach;

- the Innova Shares trade on the Toronto Stock Exchange;

- Globex Shareholders who receive Innova Shares should experience enhanced liquidity as Innova will have a significantly larger market capitalization than Globex has alone; and

- overhead and income tax synergies arising as a result of the acquisition, and the tax free rollover to Globex Shareholders on the exchange of Globex Shares for Innova Shares.

PRO FORMA COMBINED INFORMATION

Selected Pro forma Operational Information

The following table sets out certain operational information for Innova and Globex and pro forma combined operational information for Innova and Globex after giving effect to the acquisition of all of the issued and outstanding Globex Shares pursuant to the Offer, as at the dates indicated.

	Innova	Globex	Combined
Crude Oil Wells[1] (includes producing & shut-in)			
Gross	102	137	230
Net	25.3	16.4	41.7
Natural Gas Wells[1]			
Gross	175	53	225
Net	33.9	13.4	47.3
Undeveloped Land Holdings[1]			
Gross Acres	165,587	174,963	306,285
Net Acres	76,301	69,439	145,740
Reserves (MBOE)[2]			
Proved	2,143	1,161	3,304
Probable	1,208	739	1,947
Total	3,351	1,900	5,251
Production[3]			
Natural Gas Production (Mcf/d)	5,727	2,559	8,286
Crude Oil & NGL Production (Bbls/d)	473	269	742
Total Production (BOE/d)	1,429	695	2,123
Sales Price[3]			
Natural Gas ($/Mcf)	$7.03	$6.58	$6.89
Crude Oil & NGL ($/Bbl)	$46.56	$46.03	$46.42

Notes:

(1) As at December 31, 2004. Combined gross acres and wells do not aggregate due to common properties.

(2) As at December 31, 2004 in respect of Innova based upon the McDaniel Report, and as at December 31, 2004 in respect of Globex based upon the Paddock Report. Based on forecast prices and costs, as at December 31, 2004 in respect of Innova and as at December 31, 2004 in respect of Globex.

(3) Average for the twelve months ending December 31, 2004, before transportation.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for Innova and Globex as well as certain pro forma financial information after giving effect to the acquisition of all of the issued and outstanding Globex Shares pursuant to the Offer and certain other adjustments. **The following information should be read in conjunction with the pro forma consolidated financial statements of Innova, including the notes thereto, set forth in Appendix "A" to the Circular.**

($, except shares)	As at and for the year ended December 31, 2004		Pro forma Consolidated As at and for the year ended December 31, 2004
	Innova	Globex	
	(audited)	(audited)	(unaudited)
Revenue	22,830	10,745	34,927
Net Earnings	12	1,192	1,713
per share - basic	0.00	0.13	0.06
per share - diluted	0.00	0.13	0.06
Cash Flow from Operations	10,199	5,158	N/A
per share - basic	0.51	0.56	N/A
per share - diluted	0.50	0.56	N/A
Capital Expenditures	27,374	7,803	N/A
Debt	nil	3,465	nil
Total Assets	82,345	24,314	140,990
Shareholders' Equity	68,736	12,311	110,741
Number of Shares Outstanding	27,737,092	9,650,200	35,649,742
basic	20,170,015	9,157,172	28,082,665
diluted	20,336,071	9,215,048	28,248,721

Notes:

(1) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "A" for assumptions and adjustments.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

Effective April 2, 2005, Innova and Globex entered into the Pre-Acquisition Agreement pursuant to which Innova agreed to make the Offer. See "Section 1. The Offer" of the Offer to Purchase.

The Pre-Acquisition Agreement contains the material conditions to the Offer that were negotiated between Innova and Globex. Innova is permitted under the Pre-Acquisition Agreement, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer, provided that Innova shall not, without the prior consent of Globex, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Globex Shares on a diluted basis, modify or impose additional conditions to the Offer, decrease or change the form of consideration to be paid for each Globex Share (unless the consideration includes consideration in addition to the share consideration required to be offered pursuant to the Pre-Acquisition Agreement), or make any other change in the Offer which is materially adverse to holders of Globex Shares (and for which purpose an extension of the Offer or waiver of a condition (other than a reduction of the Minimum Condition to below 50% of the outstanding Globex Shares) will not be considered adverse). In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Innova has agreed to extend the Offer for a period of not less than 10 days past the initial expiry time pending receipt of such approval.

Approval by the Board of Directors of Globex

Pursuant to the Pre-Acquisition Agreement, Globex consented to the Offer and confirmed that the board of directors of Globex has unanimously approved the Offer and the Pre-Acquisition Agreement and, based on advice from its financial advisor, has determined that the Offer is fair, from a financial point of view, to Shareholders and is in the best interests of Globex and the Shareholders and has unanimously resolved to recommend acceptance of the Offer by the Shareholders.

Pre-Tender Agreements

Innova has entered into Pre-Tender Agreements with certain holders of Globex Shares (including all of the directors and officers of Globex) who hold an aggregate of 4,945,800 Globex Shares, representing approximately 51.25% of the outstanding Globex Shares. Under the terms of the Pre-Tender Agreements, the Tendering Shareholders have agreed to tender, and not withdraw, all of their Globex Shares (including any additional Globex Shares they may acquire on exercise of Globex Options or otherwise) to the Offer, subject to the terms and conditions thereof. If the board of directors of Globex shall determine that a Superior Proposal is made and the board of directors of Globex shall have recommended that holders of Globex Shares tender their Globex Shares in acceptance of such Superior Proposal or vote in favour thereof and: (i) Innova shall not have increased the consideration per Globex Share to a consideration at least equal to such Superior Proposal; and (ii) in the case of Tendering Shareholders who are directors and officers of Globex, the break fee payable to Innova as described under "Break/Non-Completion Fees" shall have been paid by Globex to Innova pursuant to the Pre-Acquisition Agreement, the Tendering Shareholder shall not be required to tender any Globex Shares pursuant to the Offer or, if tendered, may withdraw such shares from the Offer following the expiry of the period pursuant to the Pre-Acquisition Agreement that Innova has to increase the consideration per Globex Share to equal or exceed the value of the consideration that Shareholders will receive pursuant to such Superior Proposal, as provided in the Pre-Acquisition Agreement. If for any reason the Superior Proposal is withdrawn, expires, terminates or any of the Globex Shares of the Tendering Shareholder are not taken up and paid for pursuant to the Superior Proposal, the Tendering Shareholder has agreed to deposit such Globex Shares to the Offer, if the Offer is still outstanding.

The Pre-Tender Agreements will be terminated, at the option of the Shareholder upon written notice to Innova, in the event that: (i) Innova does not take up and pay for the holder's Globex Shares in accordance with the Offer on or before the date that is 90 days after the date that the Offer is mailed to Shareholders; or (ii) the Pre-Acquisition Agreement is terminated in accordance with its terms, other than as a result of a breach of the Pre-Tender Agreement by the Tendering Shareholder or a breach of the Pre-Acquisition Agreement by Globex.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, Globex agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by Globex, any of its officers, directors, employees, representatives, agents or other parties on its behalf ("Representatives") with respect to any Globex Acquisition Proposal. In connection therewith, Globex further agreed that it would immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Globex relating to a Globex Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honored.

Globex also agreed that after the execution of the Pre-Acquisition Agreement, Globex will not, and will not authorize or permit any of its Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposal to Globex or its Shareholders that constitutes or may reasonably be expected to lead to a Globex Acquisition Proposal from any person, or enter into or participate in any discussions or negotiations relating thereto, provided, however, that Globex may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Globex or any of its Representatives after April 2, 2005) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Globex and its business, properties and assets if, and only to the extent that:

(a) Globex provides notice to Innova of any inquiries, offers or proposals with respect to a Globex Acquisition Proposal within 24 hours of the receipt thereof;

(b) the third party has made a Superior Proposal;

(c) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Globex provides immediate notice orally and in writing to Innova specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by Innova and immediately provides Innova with a copy of such confidentiality agreement, the terms and conditions of any such proposal, the identity of the person making it and, if not previously provided to Innova, copies of all information provided to such party;

(d) Globex provides immediate notice to Innova in the event that such Globex Acquisition Proposal is withdrawn or terminated; and

(e) Globex provides to Innova in writing the determination of the board of directors of Globex forthwith upon determining that the Globex Acquisition Proposal, if completed, would constitute a Superior Proposal.

In addition Globex may comply with applicable laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Shareholders.

Right to Match

Globex shall give Innova at least 72 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Globex Acquisition Proposal and shall provide Innova with a true and complete copy of the Globex Acquisition Proposal at least 72 hours prior to its proposed execution by Globex. Globex shall give Innova an opportunity of not less than 72 hours to amend the Pre-Acquisition Agreement to provide at least as favourable or more favourable terms than those of the Globex Acquisition Proposal (including that the Shareholders will receive consideration for each Globex Share equal to or having a greater value than the value per Globex Share provided in such Globex Acquisition Proposal) as determined by Innova's financial advisor, acting reasonably. In addition, Globex shall, and shall cause its financial and legal advisors to, negotiate in good faith with Innova with respect to such amendment. In the event Innova proposes to amend the Pre-Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Globex Acquisition Proposal within the 72 hour time period specified above, then Globex will not enter into any agreement regarding the Globex Acquisition Proposal. Further, Globex shall not enter into an agreement in respect of a Globex Acquisition Proposal or take any steps to implement a Superior Proposal unless and until Globex shall have paid to Innova the break fee described under "Break/Non-Completion Fees" below and shall have terminated the Pre-Acquisition Agreement in accordance with the provisions thereof.

Break/Non-Completion Fees

Globex has agreed to pay to Innova a break fee of $2.5 million in the event that:

(a) the board of directors of Globex fails to recommend that shareholders of Globex accept the Offer or withdraws or, in any manner adverse to completion of the Offer or to Innova, redefines, modifies or changes any of its recommendations or determinations with respect to the Offer or has resolved to do so;

(b) any bona fide Take-Over Proposal for the Globex Shares is publicly announced or commenced prior to the expiry of the Offer, and the board of directors of Globex has failed to publicly reaffirm and maintain its recommendation of the Offer to Shareholders within five days after the public announcement or commencement of any such Take-Over Proposal;

(c) the board of directors of Globex recommends that Shareholders deposit their Globex Shares under, vote in favour of, or otherwise accept, a Take-Over Proposal;

(d) Globex enters into any agreement with any person with respect to a Take-Over Proposal prior to the Expiry Time, excluding a confidentiality agreement entered into as described under "No Solicitation" above; or

(e) prior to the Expiry Time, a bona fide Take-Over Proposal is publicly announced, offered or made to all or substantially all Shareholders or to Globex and, at the Expiry Time, such Take-Over Proposal has not expired or been withdrawn, and the Minimum Condition shall not have been satisfied.

Each of Innova and Globex has agreed to pay to the other party a non-completion fee of $200,000 in the event of material breach by Innova or Globex, as the case may be, of any of its covenants, agreements, obligations, representations and warranties set out in the Pre-Acquisition Agreement which has not been cured to the satisfaction of Globex or Innova, as the case may be, acting reasonably, within five Business Days of receipt of notice by Globex or Innova, as the case may be, of any such breach or non-performance. The non-completion fee shall only be required to be paid once, and in the event that Globex has paid or is required to pay the break fee described above, the non-completion fee is not payable by Globex.

Globex Options

Pursuant to the Pre-Acquisition Agreement, all persons holding Globex Options who may do so under securities laws and in accordance with the terms of the Globex Options held by them, shall be entitled to (i) either exercise all of their Globex Options and tender Globex Shares issued in connection therewith under the Offer upon payment of the exercise price in full or (ii) surrender for termination effective immediately prior to the Take-up Date their Globex Options in consideration of a cash amount for each Globex Option equal to the amount, if any, by which $3.50 exceeds the option exercise price in respect of such Globex Options, with the difference then multiplied by the number of Globex Shares issuable on exercise of such Globex Options.

Other Matters

The Pre-Acquisition Agreement further provides, among other things:

(a) restrictions and limitations on interim operations that may be conducted by each of Innova and Globex until the Expiry Date, without the consent of Innova or Globex, as applicable;

(b) that if Innova takes up and pays for Globex Shares pursuant to the terms of the Offer, Globex agreed to use all commercially reasonable efforts to assist Innova in acquiring the balance of the Globex Shares by way of a Second Stage Transaction;

(c) Globex agreed to assist Innova to secure the resignations of all directors of Globex to be effective immediately following the date that Innova shall have taken up Globex Shares pursuant to the Offer and to cause the election of nominees of Innova to fill the vacancies so created;

(d) upon Innova taking up and paying for Globex Shares pursuant to the Offer, Innova agreed that the board of directors of Innova shall appoint George de Boon to the board of directors of Innova and to the Audit and Reserves Committee of the board of directors of Innova;

(e) if Innova takes up Globex Shares pursuant to the Offer, Innova agreed that it would not take any action to terminate or Materially Adversely Effect and will cause Globex to fulfill its obligations pursuant to, any indemnity agreements or right to indemnity in favour of past or present officers and directors of Globex; and

(f) subject to the terms and conditions of the Pre-Acquisition Agreement and to fiduciary obligations under applicable laws, each of Innova and Globex agree to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Pre-Acquisition Agreement.

Termination

The Pre-Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the Take-up Date:

(a) by mutual agreement between Innova and Globex;

(b) by either Innova or Globex, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action becomes final;

(c) by either Innova or Globex, if Innova has not taken-up and paid for the Globex Shares deposited under the Offer on or before the date that is 90 days following the day of mailing of the Offer;

(d) by either Innova or Globex, if the Offer terminates or expires at the Expiry Time without Innova taking up and paying for any of the Globex Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such conditions is due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement;

(e) by either Innova or Globex, if either the break fee or the non-completion fees referred to under "Break/Non-Completion Fee's' above becomes payable pursuant to the terms of the Pre-Acquisition Agreement and, if the party seeking to terminate the agreement is payor of the break fee or the non-completion fee, payment of the break fee or the non-completion fee is made to the other party;

(f) by Innova if a Material Adverse Change shall have occurred in respect of Globex or by Globex if a Material Adverse Change shall have occurred in respect of Innova; or

(g) by either Innova or Globex, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a Material Adverse Effect on, in the case of termination by Innova, Globex or, in the case of termination by Globex, a Material Adverse Effect on Innova or, in the case of a termination by Innova a Material Adverse Effect on the ability of Innova to complete the Offer, provided that the breaching or non-performing party has been given notice of and three Business Days to cure any such misrepresentation, breach or non-performance (other than in certain cases in respect of which no cure period shall be applicable).

INNOVA EXPLORATION LTD.

The original predecessor of Innova Exploration Ltd. ("Innova" or the "Corporation") was incorporated on September 23, 1968 under the name "Moncrieff Uranium Mines Limited". Its name was changed to "Tombit

Resources Ltd." in 1983, to "Cliff Creek Resources Ltd." in 1984, and to "Cliff Resources Corporation" in 1986. The continuing Corporation resulting from the amalgamation of Cliff Resources Corporation and Canaustra Gold Exploration Limited under the *Business Corporations Act* (Ontario) (the "OBCA") on January 9, 1989 was Cliff Resources Corporation. The Corporation changed its name from Cliff Resources Corporation to "Mineral Resources Corporation" by articles of amendment dated September 6, 1995, to "Minroc Mines Inc." on June 10, 1998, to Cassiar Mines & Metals Inc. on May 21, 1999, to Cassiar Magnesium Inc. on April 25, 2000, to Cassiar Resources Inc. on July 13, 2001 and to Troutline Investments Inc. ("Troutline") on July 7, 2003. Its current name was adopted effective April 16, 2004 following the plans of arrangement (the "Arrangements") with each of Surge Petroleum Inc. ("Surge"), Invader Exploration Inc. ("Invader") and Innova Energy Ltd. ("IEL") which occurred on each of April 14, 15 and 16, 2004, respectively. After completion of the Arrangements, the Corporation entered into agreements with each of Surge, Invader and Innova to roll-up assets and obligations of each, with the intent to wind-up each subsidiary.

The Corporation's registered office is Suite 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9 and the executive offices are located at Suite 900, 407 – 2nd Street SW, Calgary, Alberta, T2P 2Y3.

Documents Incorporated by Reference

The following documents of Innova and Globex, as the case may be, which have been filed with securities commissions or other similar authorities in the provinces of Canada, are incorporated by reference into and form an integral part of this Circular:

(a) the Revised Initial Annual Information Form of Innova dated March 24, 2005 for the year ended December 31, 2004, including management's discussion and analysis incorporated by reference therein;

(b) the Information Circular - Proxy Statement of Innova dated March 22, 2005 relating to the annual and special meeting of Innova shareholders to be held on May 12, 2005 (excluding the disclosure under the headings "Report of Compensation Committee", "Performance Graph" and "Corporate Governance Practices");

(c) the audited comparative consolidated financial statements of Innova for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon, contained in Innova's 2004 Annual Report;

(d) the audited comparative consolidated financial statements of IEL for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon in Troutline's Joint Information Circular dated March 12, 2004 relating to an annual and special meeting held April 13, 2004;

(e) the audited comparative consolidated financial statements of Invader for the years ended September 30, 2003, 2002 and 2001 together with the notes thereto and auditors' report thereon in the Invader's Joint Information Circular dated March 12, 2004 relating to a special meeting held April 15, 2004;

(f) the Material Change Report of Innova dated April 1, 2005 in respect of the shareholder rights plan of the Corporation;

(g) the Material Change Report of Innova dated April 4, 2005 in respect of the proposed acquisition of Globex by Innova; and

(h) the audited comparative financial statements of Globex for the years ended December 31, 2004, 2003 and 2002, together with the notes thereto and the auditors' reports thereon.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative financial statements for Innova's most recently completed financial year, together with the accompanying report of the auditor and information circulars (excluding those portions which are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Innova with the provincial securities commissions or similar authorities in Canada after the date of this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into and form an integral part of this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Copies of the documents incorporated by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Innova at Suite 900, 407 – 2nd Street S.W., Calgary, Alberta, T2P 2Y3. (Telephone: (403) 699-8484) or by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com. The Corporation's SEDAR profile number is 20653.

For further information with respect to Innova, see Appendix "A" - Pro Forma Financial Statements of Innova, each of which are appended hereto and are incorporated herein.

Recent Developments

The statement of reserves data of the Corporation effective December 31, 2004, is contained in the Corporation's Initial Annual Information Form dated March 24, 2005, which is incorporated herein by reference.

Description of Share Capital

Innova is authorized to issue an unlimited number of Innova Shares, an unlimited number of first preferred shares, an unlimited number of second preferred shares, and an unlimited number of special shares, issuable in series, of which there has been designated an unlimited number of cumulative, convertible, redeemable, non-voting special shares, series 1 ("Series 1 Special Shares"). The holders of Innova Shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at any meeting of the shareholders of Innova; and upon liquidation to receive all assets of Innova as are distributable to the holders of such shares. As at April 25, 2005, there were 27,737,092 Innova Shares issued and outstanding, no first or second preferred shares outstanding and 144,677 Series 1 Special Shares issued and outstanding.

Capitalization of Innova

The following table sets forth the capitalization of Innova as at December 31, 2004 before and after giving effect to the completion of the Offer:

	Authorized	As at December 31, 2004[2]	As at December 31, 2004 after giving effect to the Offer[1]
		(audited)	(unaudited)
Innova Shares	Unlimited	$68,169,365 (27,737,092 shs)	$110,174,031 (35,649,742 shs)
Series 1 Special Shares	Unlimited	144,677 shs	144,677 shs
Debt and Working Capital[3]	-	$Nil	$Nil

Notes:

(1) Assuming all of the Globex Shares are acquired pursuant to the Offer.

(2) In addition, as at April 25, 2005, Innova has 2,002,500 Innova Shares reserved for issuance pursuant to outstanding options exercisable at prices ranging from $2.37 to $4.58.

(3) Innova has a $15.1 million demand revolving operating credit facility from a Canadian chartered bank. See note 8 to the Corporation's 2004 annual financial statements, incorporated by reference herein.

(4) As at December 31, 2004, Innova's Pro Forma Consolidated Balance Sheet had retained earnings of $13,186 and contributed surplus of $240,021.

Dividend Record and Policy

Innova has not paid any dividends on the outstanding Innova Shares. The board of directors of Innova will determine the actual timing, payment and amount of dividends, if any, that may be paid by Innova from time to time based upon, among other things, the cash flow, results of operations and financial condition of Innova, the need for funds to finance ongoing operations and other business considerations as the board of directors of Innova considers relevant.

Innova's credit facility provides that Innova shall not without the prior approval of Innova's banker, not to be unreasonably withheld, reduce or distribute capital or pay dividends or redeem or repurchase common or preferred shares, unless such dividends, redemptions, and repurchases do not impair the capacity of Innova to fulfil its obligations with respect to the credit facility including the repayment of the loan.

Price Range and Trading Volume of Innova Shares

The Innova Shares are listed on the TSX and trade under the symbol "IXL". The following table sets forth the high and low trading prices and the volume of Innova Shares traded as reported on the TSX for the periods indicated. The Corporation completed arrangements with Surge Petroleum Inc. (April 14, 2004), Invader Exploration Inc. (April 15, 2004), and Innova Energy Ltd. (April 16, 2004) and subsequently commenced trading on a consolidated basis (one for 8.8235) on April 22, 2004 on the Toronto Stock Exchange ("TSX"). Disclosure prior to April 22, 2004 is not made as it is not relevant given the change in management and asset base

		Price Range		Trading
		High ($)	Low ($)	Volume
2004	April	2.95	2.55	1,375,000
	May	3.05	2.50	926,800
	June	2.60	2.25	413,000
	July	2.60	2.30	440,200
	August	2.60	2.27	377,900
	September	2.95	2.26	911,900
	October	3.11	2.81	2,322,900
	November	3.80	2.81	2,219,300
	December	4.00	3.35	1,454,700
2005	January	4.48	3.70	814,300
	February	6.75	4.35	1,593,900
	March	6.50	5.00	6,662,100
	April (1-22)	4.80	6.09	1,894,122

On April 1, 2005, the last day on which Innova Shares traded prior to the announcement by Innova of its intention to make the Offer, the closing price of the Innova Shares on the TSX was $6.00.

Auditors, Registrar and Transfer Agent

The auditors of Innova are KPMG LLP, Chartered Accountants, Suite 1200, 205 - 5th Avenue S.W., Calgary Alberta, T2P 4B9

CIBC Mellon Trust Company, at is principal offices in Calgary, Alberta and Toronto, Ontario is the registrar and transfer agent for the Innova Shares.

GLOBEX RESOURCES LTD.

Globex was incorporated under the *Business Corporations Act* (Alberta) on August 18, 1997. On December 2, 1997, the articles were amended to allow Globex to proceed as a distributing corporation under the name of Globex Resources Ltd. On January 1, 1999, Globex was amalgamated with two of its wholly-owned subsidiaries, 758118 Alberta Ltd. and 729139 Alberta Ltd., and continued under the name "Globex Resources Ltd.".

The registered office of Globex is 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, and the head office of Globex is 750, 700 – 4th Avenue S.W., Calgary, Alberta, T2P 3J4.

General

Globex is in the business of the acquisition of, the exploration for, and the development and production of petroleum and natural gas in western Canada. Disclosure documents of Globex are available through the internet on the SEDAR website at *www.sedar.com*.

Description of Share Capital

Globex's share capital currently consists of an unlimited number of Globex Shares and an unlimited number of preferred shares, issuable in series. As of April 14, 2005, 9,650,200 Globex Shares and no preferred shares were outstanding. Globex also had 700,000 Globex Options outstanding as of April 14, 2005.

Dividend Record and Policy

Based on information provided by Globex no dividends have been paid on the shares since incorporation and it is not expected that dividends will be paid on the Globex Shares in the foreseeable future.

Price Range and Trading Volume of Globex Shares

The Globex Shares are listed and posted for trading on TSXV under the trading symbol "GBX". The following table sets forth the high and low trading prices and the volume of Globex Shares traded as reported on the TSXV for the periods indicated:

		Price Range		**Trading**
		High ($)	**Low ($)**	**Volume**
2004	January	1.75	1.50	45,700
	February	1.60	1.45	56,000
	March	1.67	1.60	22,500
	April	1.65	1.55	10,200
	May	1.65	1.55	32,000
	June	1.65	1.55	26,600
	July	1.70	1.55	56,000
	August	1.75	1.60	50,900
	September	1.75	1.60	12,500
	October	2.50	1.75	107,400
	November	2.45	2.10	59,900
	December	2.45	2.10	37,400
2005	January	3.40	2.35	211,100
	February	4.00	3.20	175,000
	March	4.00	3.46	105,700
	April (1-22)	3.55	4.38	330,000

On April 1, 2005, the last day on which Globex Shares traded prior to the public announcement by Innova and Globex of the Offer, the closing price of the Globex Shares on the TSXV was $3.55.

EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of the Globex Shares by Innova pursuant to the Offer will reduce the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Globex Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Globex Shares held by Shareholders other than Innova. After the purchase of Globex Shares under the Offer, Globex may cease to be subject to the financial reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada.

The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the delisting of the Globex Shares from such exchange. Among such criteria are the number of holders of Globex Shares, the number of Globex Shares publicly held and the aggregate market value of the Globex Shares publicly held. Depending on the number of Globex Shares purchased pursuant to the Offer, it is possible that the Globex Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Globex Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Globex Shares. It is the intention of Innova to apply to delist the Globex Shares from the TSXV as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

If the Globex Shares are delisted, it is possible that such shares would be traded in the over-the-counter market and that price quotations for those shares would be reported through the Canadian over-the-counter automated trading system. The extent of the public market for the shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

ACQUISITION OF GLOBEX SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable Innova to acquire all of the outstanding Globex Shares. If Innova takes up and pays for Globex Shares under the Offer, Innova intends to utilize the compulsory acquisition provisions of the ABCA, if available, to acquire the remaining Globex Shares or, if necessary, to acquire such remaining Globex Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Globex Shares (calculated on a diluted basis) other than Globex Shares held at the date of the Offer by or on behalf of Innova or its affiliates and associates (as defined in the ABCA), and Innova acquires such deposited Globex Shares, then Innova is entitled to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the Globex Shares held by each Shareholder who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Globex Shares that were acquired under the Offer (a "compulsory acquisition").

To exercise this statutory right, Innova must give notice (the "Innova's Notice") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of the Innova's Notice, Innova must pay or transfer to Globex the amount of money or other consideration Innova would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the Innova's Notice, each Dissenting Offeree must send the certificates representing the Globex Shares to which the Offer relates held by such dissenting Offeree to Globex, and may elect either to transfer such shares to Innova on the terms on which Innova acquired Globex Shares under the Offer or to demand payment of the fair value of such shares by so notifying Innova and by applying to the Court of Queen's Bench of Alberta to fix that value, within 60 days after the date of the sending of the Innova's Notice. If a Dissenting Offeree fails to notify Innova and apply to the Court of Queen's Bench of Alberta within the applicable 60-day period, the Dissenting Offeree will be deemed to have elected to transfer his or her Globex Shares to Innova on the same terms (including price) as Innova acquired the Globex Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Globex Shares, Innova also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the Globex Shares of such Dissenting Offeree. Any judicial determination of the fair value of the Globex Shares could be more or less than the value of the consideration payable pursuant to the Offer.

The foregoing is only a summary of the right of compulsory acquisition which may become available to Innova. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Holders of Globex Shares should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If Innova takes up and pays for Globex Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available, or Innova elects not to pursue such right, Innova currently intends to pursue other means of acquiring, directly or indirectly, the remainder of the Globex Shares not acquired by Innova pursuant to the Offer, in accordance with applicable law, including by way of a Second Stage Transaction. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Globex Shares acquired pursuant to the Offer.

OSC Rule 61-501 and Policy Q-27 may deem certain types of Second Stage Transactions to be "business combinations" in the case of OSC Rule 61-501 or "going private transactions" in the case of Policy Q-27. OSC

Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. If Innova decides to effect a business combination or going private transaction, Innova intends to satisfy the conditions set forth in OSC Rule 61-501 and Policy Q-27 (including the requirement that the transaction be completed within 120 days of the expiry of the Offer) in order to rely on an available exemption(s) (or, if such exemption(s) is not available, to seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 exempting Globex and Innova or one or more of its affiliates, as appropriate) from the valuation requirements of OSC Rule 61-501 and Policy Q-27.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the ABCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding Globex Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. OSC Rule 61-501 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a business combination, going private transaction or related party transaction, as the case may be, the approval of a simple majority of the votes cast by "minority" shareholders of the affected securities must be obtained. If, however, following the Offer, Innova and its affiliates are the registered holders of 90% or more of the Globex Shares at the time the Second Stage Transaction is agreed to, the requirement for minority approval would not apply to the transaction if an appraisal remedy under the ABCA or substantially equivalent enforceable right is made available to minority shareholders that is described in the disclosure document for the Second Stage Transaction.

In relation to the Offer and any business combination or going private transaction, as the case may be, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than Innova, an interested party, a related party of an interested party or a joint actor with either of the foregoing in respect of the transaction, as such terms are defined in OSC Rule 61-501 and Policy Q-27. However, OSC Rule 61-501 and Policy Q-27 also provide that Innova may treat Globex Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer. Innova currently intends that the consideration offered under any Second Stage Transaction proposed by it would be identical to the consideration offered under the Offer and, to the extent permitted under OSC Rule 61-501 and Policy Q-27, Innova intends to cause Globex Shares acquired under the Offer to be voted in favour of any such transaction and, to be counted as part of any minority approval required in connection with any such transaction.

Pursuant to OSC Rule 61-501, votes attached to Globex Shares held by Shareholders that receive a "collateral benefit" (as defined in OSC Rule 61-501) may not be included by Innova as votes in favour of a Second Stage Transaction in determining whether minority approval has been obtained. A collateral benefit for this purpose includes any benefit a related party of Globex is entitled to receive as a consequence of the Offer including, without limitation, a lump sum payment or a payment for surrendering securities. As a result, Globex Shares held by directors and senior officers and other related parties of Globex that have "change of control" agreements pursuant to which they will receive payments on the change of control occurring as a result of the Offer, whose vesting of Globex Options is accelerated as a result of the Offer or who elect to surrender their Globex Options for cash as described under "Pre-Acquisition Agreement - Globex Options", may be deemed to have received a collateral benefit for this purpose and any Globex Shares of such related parties taken up by Innova pursuant to the Offer may not be included in determining whether minority approval has been obtained for a Second Stage Transaction. Globex has advised Innova that such related parties hold an aggregate of 4,945,800 Globex Shares and Globex Options to acquire an aggregate of 700,000 Globex Shares.

Any such Second Stage Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Globex Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Globex Shares. The fair value so determined could be more or less than the amount paid per Globex Share pursuant to such transaction or pursuant to the Offer.

The details of any such Second Stage Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Globex Shares, would necessarily be subject to a number of considerations, including the number of Globex Shares acquired pursuant to the Offer. It is presently anticipated that any Second Stage Transaction carried out by Innova will likely be by way of an amalgamation or a statutory arrangement.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction.

The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder in accepting the Offer. See "Canadian Federal Income Tax Considerations in the Circular".

While the foregoing reflects the present intention of Innova, there can be no assurance that any transaction of the foregoing nature or other transactions will be proposed by Innova or consummated or, if proposed, as to whether the terms thereof will be less favourable or more favourable to persons then holding Globex Shares than the terms of the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or related party transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations. Innova has been advised that the current trend in both legislation and Canadian jurisprudence is toward permitting business combination and related party transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Other Alternatives

If Innova proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, Innova will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Globex Shares in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Globex Shares. Any additional purchase of Globex Shares could be at a price greater than, equal to or less than the price to be paid for the Globex Shares under the Offer and could be for cash or other consideration. Alternatively, Innova may sell or otherwise dispose of any or all Globex Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by Innova, which may vary from the price paid for Globex Shares under the Offer.

DEPOSITARY

Innova has engaged CIBC Mellon Trust Company as the Depositary for the receipt of certificates in respect of Globex Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from Innova for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits Globex Shares directly with the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Globex Shares with the Depositary.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Innova, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to certain Shareholders who dispose of their Globex Shares pursuant to the Offer (or pursuant to certain transactions described in the circular under the heading

"Acquisition of Globex Shares Not Deposited"), who, for purposes of the Tax Act and at all relevant times, deal at arm's length with and are not affiliated with Innova or Globex, and who hold their Globex Shares and will hold any Innova Shares as capital property. Portions of this summary apply only to Shareholders who will not, either alone or together with other persons with whom they do not deal at arm's length, either control Innova immediately following the completion of the Offer or beneficially own shares of Innova which have a fair market value in excess of 50% of the fair market value of all outstanding shares of Innova immediately following the completion of the Offer. This summary does not apply to certain financial institutions (as defined in the Tax Act) that are subject to the "mark-to-market" rules contained in the Tax Act, or to a holder of Globex Shares or Innova Shares an interest in which would be a "tax shelter investment" as defined in section 143.2 of the Tax Act.

Shares in the capital of a corporation will generally be considered to be capital property of a Shareholder unless the Shareholder holds the shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the Shareholder acquired the shares in an adventure in the nature of trade. Certain Shareholders whose Globex Shares might not otherwise be considered to be capital property may be entitled to have such shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Shareholders should consult their own tax advisors as to whether they hold their Globex Shares and will hold any Innova Shares as capital property for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Regulations thereunder (the "Tax Regulations") in force as of the date hereof, the current published administrative policies of the Canada Revenue Agency (the "CRA") and all specific proposals (the "Tax Proposals") to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This opinion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This discussion is not intended to be, and should not be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders, and particularly those to whom this discussion is not applicable (such as Shareholders who do not hold their Globex Shares as capital property), should consult with their own tax advisors for advice with respect to the tax consequences to them having regard to their own particular circumstances.

Shareholders Resident in Canada

This part of the summary is applicable to Shareholders who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, are resident in Canada.

Share Consideration

Pursuant to the terms of the Offer, each Shareholder will receive Innova Shares in exchange for their Globex Shares.

Unless a Shareholder chooses to recognize a capital gain or capital loss on the exchange of the holder's Globex Shares for Innova Shares as described in the immediately subsequent paragraph, the Shareholder will be deemed to have disposed of the Globex Shares for proceeds of disposition equal to the Shareholder's adjusted cost base thereof immediately before the exchange, and to have acquired the Innova Shares at a cost equal to that adjusted cost base, subject to the cost-averaging rules in the Tax Act applicable to Shareholders which hold other Innova Shares as capital property.

A Shareholder may choose to recognize all or a portion of a capital gain (or capital loss) on the exchange of Globex Shares for Innova Shares by including the capital gain (or capital loss) in the Shareholder's tax return for the Shareholder's taxation year in which the exchange occurs. In those circumstances, the Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Innova Shares received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Globex Shares and any reasonable costs associated with the disposition, and will acquire the Innova Shares at an adjusted cost base equal to the fair market value of the Innova Shares.

Generally, a Shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income and will be required to apply one-half of the amount of any capital loss (an "allowable capital loss") to reduce taxable capital gains realized by the Shareholder, in either case, in the year of disposition. Any allowable capital loss in excess of such taxable capital gains may be applied to reduce capital gains in the three immediately preceding and an indefinite number of subsequent taxation years to the extent and under the circumstances described in the Tax Act. In the case of a Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Globex Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to alternative minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax.

Acquisition of Globex Shares Not Deposited

Compulsory Acquisition

As outlined in the Circular under the heading "Acquisition of Globex Shares Not Deposited", Innova may, in certain circumstances, acquire Globex Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise by a Shareholder of dissent rights on such an acquisition. A Shareholder whose Globex Shares are so acquired by Innova will realize a capital gain (or a capital loss) generally calculated in the same manner, and subject to the same tax treatment, as described above with respect to a disposition of Globex Shares under the Offer. Where a Shareholder's Globex Shares are disposed of pursuant to the exercise of dissent rights, the proceeds of disposition in respect of the disposition of the Shareholder's Globex Shares will be determined exclusive of any interest that is awarded by a court.

Second Stage Transaction

If Innova is unable to make a compulsory acquisition, Innova may propose a Second Stage Transaction as outlined in the Circular. The tax consequences of such a transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, those described herein for Shareholders who dispose of their Globex Shares pursuant to the Offer and until the exact nature of the Second Stage Transaction is determined, Innova cannot reasonably foresee the tax consequences arising therefrom.

A Second Stage Transaction could be implemented by means of an amalgamation of Globex with Innova or an affiliate of Innova pursuant to which Shareholders who have not tendered their Globex Shares to the Offer would have their Globex Shares exchanged on the amalgamation for shares of the amalgamated corporation. Such a Shareholder generally would not realize a capital gain or capital loss as a result of such exchange, and the cost of the shares received would generally be the aggregate adjusted cost base of the Globex Shares to the Shareholder immediately before the amalgamation.

Alternatively, a Second Stage Transaction could be implemented under a plan of arrangement under the ABCA whereby an affected Shareholder would receive Innova Shares under conditions which are the same or are substantially similar to those set out in the Offer.

With respect to Shareholders who validly exercise rights of dissent on a Second Stage Transaction, the Tax Act generally provides that Shareholders who are ultimately entitled to receive payment from Globex equal to the fair market value of their Globex Shares will, on receipt thereof and except to the extent payment includes court-awarded interest, be deemed to have received proceeds of disposition equal to the lesser of the paid-up capital of their Globex Shares and the amount paid. Such Shareholders will recognize a capital gain (or capital loss) equal to the amount by which such proceeds exceed (or are exceeded by) their adjusted cost base of the Globex Shares plus reasonable costs of disposition. The extent to which the amount paid to a dissenting Shareholder exceeds the paid-up capital of the Globex Shares which are subject to the dissent will be deemed to be a dividend paid by a taxable Canadian corporation. This deemed dividend will be subject to the ordinary tax rules governing dividends, including the gross-up and dividend tax credit applicable to individuals and the tax under Part IV of the Tax Act applicable to private and certain other corporations. However, under the current administrative practice of the CRA, Shareholders who validly exercise their right of dissent in respect of an amalgamation or arrangement should be considered to have disposed of their Globex Shares for proceeds of disposition equal to the amount paid by the amalgamated or arranged corporation to the dissenting Shareholder therefor, other than interest awarded by the court (if any). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult with their own tax advisors in this regard.

To the extent that any Second Stage Transaction is proposed by Innova, Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Globex Shares acquired pursuant to such transaction.

Shareholders Not Resident in Canada

This part of the summary is applicable to Shareholders who, at all relevant times, are neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a "Non-Resident Shareholder"). This summary is not applicable to Non-Resident Shareholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Shareholder should consult its own tax advisor with respect to the exchange of Globex Shares for Innova Shares.

Non-Resident Shareholders Accepting the Offer

Non-Resident Shareholders who hold Globex Shares that are not "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian income tax upon the disposition of their Globex Shares under the Offer. Generally, Globex Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that at that time: (i) the Globex Shares are listed on a prescribed stock exchange; (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, did not, at any time during the sixty (60) month period immediately preceding that time, own 25% or more of the shares of any class or series of Globex; (iii) the Globex Shares were not acquired in a tax-deferred transaction pursuant to which the Globex Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Shareholder; and (iv) the Non-Resident Shareholder has not elected to have such Globex Shares treated as taxable Canadian property.

If Globex Shares are or are deemed to be taxable Canadian property of a Non-Resident Shareholder, the income tax consequences of a disposition of such Globex Shares by the Non-Resident Shareholder will generally be the same as those described above under "Shareholders Resident in Canada", subject to the terms of any applicable income tax treaty. **Non-Resident Shareholders whose Globex Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing Globex Shares.**

Acquisition of Globex Shares Not Deposited

As outlined in the Circular, Innova may, in certain circumstances, acquire Globex Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise by a Shareholder of dissent rights on such an acquisition. If Innova is unable to use a compulsory acquisition, Innova may propose a Second Stage Transaction as outlined in the Circular. The tax consequences to a Non-Resident Shareholder disposing of Globex Shares under a compulsory acquisition, a Second Stage Transaction or pursuant to the exercise of dissent rights in connection therewith will generally be as described above. Where a Non-Resident Shareholder's Globex Shares are acquired pursuant to the exercise of a dissent right, it is possible that the Non-Resident Shareholder will be awarded interest by a court. Interest paid, deemed to be paid or otherwise credited to a Non-Resident Shareholder as a result of such an award, or dividends deemed to be paid to such a Shareholder will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty.

The tax consequences of a Second Stage Transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein and until the exact nature of the Second Stage Transaction is determined, Innova cannot reasonably foresee the tax consequences arising therefrom.

If the Second Stage Transaction is implemented by means of an amalgamation of Globex with Innova or an affiliate of Innova, the income tax consequences of a disposition of such Globex Shares by the Non-Resident Shareholder will generally be those described above under the heading "Shareholders Resident in Canada – Acquisition of Globex Shares not Deposited – Second Stage Transaction".

To the extent that any Second Stage Transaction is proposed by Innova, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of such transaction.

OWNERSHIP OF SHARES OF GLOBEX

Neither Innova, nor any director or officer of Innova, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Globex, except pursuant to the Pre-Tender Agreements and except as set forth below. To the knowledge of the directors and senior officers of Innova, no securities of Globex are owned by, directly or indirectly, nor is control or direction over any securities of Globex exercised by, any associate or affiliate of Innova, by any associate of any director or officer of Innova, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Innova or by any person or company acting jointly or in concert with Innova except Patrick R. Ward who holds 8,000 Globex Shares.

TRADING IN SHARES OF GLOBEX

During the six month period preceding the date of the Offer, no securities of Globex have been traded by Innova or any director or officer of Innova or, to the knowledge of the directors and senior officers of Innova, after reasonable inquiry by any associate or affiliate of Innova, by any associate of any director or officer of Innova, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Innova or by any person or company acting jointly or in concert with Innova.

COMMITMENTS TO ACQUIRE SHARES OF GLOBEX

No securities of Globex are the subject of any commitments made by Innova, or its directors or officers and, to the knowledge of the directors and senior officers of Innova, after reasonable inquiry, no securities of Globex are the subject of any commitments made by any associate or affiliate of Innova, by any associate of any director or officer of Innova, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Innova or by any person or company acting jointly or in concert with Innova, to acquire any equity securities of Globex, except for the commitment to acquire the Globex Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Pre-Tender Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as provided in the Pre-Acquisition Agreement, the Pre-Tender Agreements and as otherwise described herein, there are no contracts, arrangements or agreements made or proposed to be made between Innova and any of the directors or officers of Globex and no payments or other benefits are proposed to be made or given by Innova by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Innova and any Shareholder with respect to the Offer or between Innova and any person or company with respect to any securities of Globex in relation to the Offer except for the Pre-Acquisition Agreement, the Pre-Tender Agreements and as described herein.

There are no business relationships between Innova, its associates or affiliates and Globex that are material to any of them with the exception of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

MATERIAL CHANGES IN THE AFFAIRS OF GLOBEX AND OTHER INFORMATION

Innova has no information which indicates any material change in the affairs of Globex and Globex has represented to Innova that there has not been any material change in the affairs of Globex since the date of the last financial statements of Globex, being the audited financial statements as at and for the period ended December 31, 2004 other than the entering into of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

Innova has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Other than the Tendering Shareholders who have entered into the Pre-Tender Agreements, Innova has no knowledge regarding whether any Shareholders will accept the Offer.

EXPENSES OF THE OFFER

Innova estimates that the total amount of its fees and expenses related to the Offer will be approximately $0.4 million. Such fees and expenses will be paid out of Innova's working capital or available credit facilities.

INTEREST OF EXPERTS

Certain legal matters on behalf of Innova will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, counsel to Innova. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of Innova or of any associate or affiliate of Innova. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding Innova Shares and do not beneficially own, directly or indirectly, any outstanding Globex Shares. As at the date hereof, the principals of McDaniel do not beneficially own, directly or indirectly, any of the outstanding Innova Shares.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for Daryl S. Fridhandler, Q.C., a director and Chairman of Innova, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to Innova.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

Consent of Counsel to Innova Exploration Ltd.

TO: The Board of Directors of Innova Exploration Ltd.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts " in the take-over bid circular dated April 25, 2005 relating to the offer by Innova Exploration Ltd. to purchase all of the common shares of Globex Resources Ltd.

Calgary, Alberta
April 25, 2005

(signed) *"Burnet, Duckworth & Palmer LLP"*

Consent of Auditors of Innova Exploration Ltd.

The Board of Directors of Innova Exploration Ltd.

We have read the Offer to Purchase of Innova Exploration Ltd. (the "Company") dated April 25, 2005 relating to the offer by the Company for all of the outstanding common shares of Globex Resources Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer to Purchase of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the consolidated statements of income and retained earnings and cash flows for the years then ended. Our report is dated March 15, 2005.

We consent to the use in the above-mentioned Offer to Purchase of our report to the shareholders of Innova Energy Ltd. on the consolidated balance sheets of Innova Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of income, loss and deficit and cash flows for the years then ended. Our report is dated May 18, 2004.

Calgary, Alberta
April 25, 2005

(signed) "*KPMG LLP*"
Chartered Accountants

Consent of Auditors of Globex Resources Ltd.

We have read the Offer to Purchase of Innova Exploration Ltd. ("Innova") dated April 25, 2005 relating to the offer by Innova for all of the outstanding common shares of Globex Resources Ltd. (the "Company"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offer to Purchase of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2004 and 2003 and the statements of income and retained earnings and cash flows for the years then ended. Our report is dated April 13, 2005.

We consent to the incorporation by reference in the above-mentioned Offer to Purchase of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2003 and 2002 and the statements of income and retained earnings and cash flows for the years then ended. Our report is date March 29, 2004.

Calgary, Alberta
April 25, 2005

(signed) "*KPMG LLP*"
Chartered Accountants

Consent of Auditors of Invader Exploration Inc.

We have read the take over bid circular (the "Circular") of Innova Exploration Ltd. (the "Corporation") dated April 25, 2005 relating to the offer by the Corporation for all of the outstanding common shares of Globex Resources Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Circular of our report to the shareholders of Invader Exploration Inc. ("Invader") on the consolidated balance sheets of Invader as at September 30, 2003, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated November 17, 2003.

Calgary, Alberta
April 25, 2005

(signed) *"Davis Daignault Schick & Co."*
Chartered Accountants

Consent of Engineers

TO: The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We refer to our report dated February 8, 2005 evaluating certain oil and gas reserves of Innova Exploration Ltd. ("Innova") as at December 31, 2004 (the "Report"). We consent to the use of our name and references to the excerpts from our Report in, or incorporated by reference in, the take-over bid circular dated April 25, 2005 (the "Circular") relating to the offer by Innova Exploration Ltd. to purchase all of the common shares of Globex Resources Ltd.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports and that is within our knowledge and as a result of our providing the Reports.

Calgary, Alberta
April 25, 2005

(signed) "*McDaniel and Associates Consultants Ltd.*"

Consent of Engineers

TO: The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We refer to our report dated March 11, 2005 evaluating certain oil and gas reserves of Globex Resources Ltd. ("Globex") as at December 31, 2004 (the "Report"). We consent to the use of our name and references to the excerpts from our Report in, or incorporated by reference in, the take-over bid circular dated April 25, 2005 (the "Circular") relating to the offer by Innova Exploration Ltd. to purchase all of the common shares of Globex Resources Ltd.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports and that is within our knowledge and as a result of our providing the Reports.

Calgary, Alberta
April 25, 2005

(signed) "*Paddock Lindstrom & Associates Ltd.*"

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of Innova Exploration Ltd.

The foregoing, together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta, the 25th day of April, 2005.

(signed) "*Kevin J. Gibson*"
President and Chief Executive Officer

(signed) "*Kelly Kerr*"
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed) "*Daryl S. Fridhandler, Q.C.*"
Director

(signed) "*Robert Hobbs*"
Director

APPENDIX "A"

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
Innova Exploration Ltd.

We have read the accompanying unaudited pro forma balance sheet of Innova Exploration Ltd. as at December 31, 2004 and unaudited pro forma income statements for the year then ended and have performed the following procedures:

1. Compared the figures in the columns captioned "Innova Exploration Ltd." to the audited financial statements of the Company as at December 31, 2004 and for the year then ended and found them to be in agreement.

2. Compared the figures in the columns captioned "Globex Resources Ltd." to the audited financial statements of Globex Resources Ltd. as at December 31, 2004 and for the year then ended and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma financial statements comply as to form in all material respects with regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma financial statements comply as to form in all material respects with regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Innova Exploration Ltd." and "Globex Resources Ltd." as at December 31, 2004 and for the year then ended and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) KPMG LLP

Chartered Accountants

City, Canada
April 25, 2005

INNOVA EXPLORATION LTD.
PROFORMA CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
(unaudited)

Proforma balance sheet

(in thousands)

	As at December 31, 2004				
	Innova Exploration Ltd.	GlobexResources Ltd.	Proforma Adjustment	Proforma	Proforma Note
ASSETS					
Cash	$ 11,948	$ -	$ (1,627)	$ 10,321	4a
Accounts receivable	5,190	2,513	-	7,703	
Prepaid expenses	656	57		713	
	17,794	2,570	(1,627)	18,737	
Property, plant and equipment	52,536	20,005	21,496	94,037	4b
Investments	116	1,739	1,664	3,519	4c
Future income tax asset	1,550	-	(1,550)	-	4e
Goodwill	10,349	-	14,348	24,697	3
	$ 82,345	$ 24,314	$ 34,331	$ 140,990	
LIABILITIES					
Accounts payable and accrued liabilities	$ 11,613	$ 2,866	$ 1,140	$ 15,619	4d
Taxes payable	156	147		303	
Bank indebtedness	-	3,465	(3,465)	-	4a
	11,769	6,478	(2,325)	15,922	
Asset retirement obligations	1,840	1,159		2,999	
Future income tax liability	-	4,366	6,962	11,328	4e
	13,609	12,003	4,637	30,249	
SHAREHOLDERS' EQUITY					
Share capital	68,483	3,755	38,250	110,488	4f
Contributed surplus	240	132	(132)	240	
Retained earnings	13	8,424	(8,424)	13	
	68,736	12,311	29,694	110,741	
	$ 82,345	$ 24,314	$ 34,331	$ 140,990	

INNOVA EXPLORATION LTD.
PROFORMA CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
(unaudited)

Proforma statement of income

(in thousands)

	Innova Exploration Ltd.	Pre-acquision income (see note 6)	Innova Exploration Ltd. Combined	Globex Resources Ltd.	Proforma adjustment	Proforma	Proforma Note
	Year ended December 31, 2004						
REVENUES	$ 22,830	$ 1,352	$ 24,182	$ 10,745		$ 34,927	
EXPENSES:							
Royalties, net of ARTC	5,789	273	6,062	1,830	382	8,274	5a
Operating	3,346	131	3,477	2,580		6,057	
General and administrative	2,746	1,081	3,827	871		4,698	5b
Depletion, depreciation, and accretion	9,542	384	9,926	3,484	3,672	17,082	5c
Writedown of United States assets	399	-	399	-		399	5d
Stock based compensation	323	34	357	133		490	
Commitment settlement	206	-	206	-		206	5d
Other income	(101)	(3,817)	(3,918)	(4)		(3,922)	5d
Interest	18	5	23	162		185	
	22,268	(1,909)	20,359	9,056	4,054	33,469	
NET INCOME BEFORE TAXES	562	3,261	3,823	1,689	(4,054)	1,458	
INCOME TAXES:							
Capital	194	-	194	-	177	371	5e
Current	469	-	469	148		617	
Future (reduction)	(113)	-	(113)	349	(1,479)	(1,243)	5f
	550	-	550	497	(1,302)	(255)	
NET INCOME	$ 12	$ 3,261	$ 3,273	$ 1,192	$ (2,752)	$ 1,713	
Weighted average proforma shares:							
Basic (thousands)	20,170				7,913	28,083	
Diluted (thousands)	20,336				7,913	28,249	
Earnings per share ($/share):							
Basic						0.06	
Diluted						0.06	

INNOVA EXPLORATION LTD.
PROFORMA CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
(unaudited)

Definitions:

Globex	Globex Resources Ltd.
Innova	Innova Exploration Ltd.
Invader	Invader Exploration Inc.
mm	millions
Proforma statements	Unaudited pro forma financial statements and notes for the year ended December 31, 2004
Troutline	Troutline Investments Inc.

1. **Basis of presentation:**

The accompanying pro forma statements have been prepared to reflect the proposed acquisition of Globex by Innova.

Pursuant to an agreement dated April 2, 2005, Innova proposed to acquire all the issued shares of Globex in exchange for Innova common shares. For accounting purposes management has recorded the acquisition of Globex using the purchase method.

The proforma statements have been prepared from information derived from and should be read in conjunction with the audited consolidated financial statements Innova and Globex for the year ending December 31, 2004.

Adjustments to include the unconsolidated 2004 results of significant acquisitions made by Innova have been made in note 5. These Adjustments incorporate the results of Troutline and Invader from January 1, 2004 to there respective consolidation dates on April 16, 2004 and April 15, 2004.

The accounting policies used in the preparation of the proforma statements are in accordance with those disclosed in Innova's consolidated annual financial statements for the year ended December 31, 2004.

In the opinion of management these proforma statements include all material adjustments necessary for a fair presentation in accordance with generally accepted accounting principals in Canada.

These proforma financial statements may not be indicative either of results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing *these pro forma statements no adjustments have been made to reflect the expected operating synergies and administrative* costs savings that could result from the combination of Innova and Globex.

It is the recommendation of management that this financial information be read in conjunction with the financial statements incorporated by reference in this document.

2. Proforma assumptions and adjustments:

It is assumed that all 900,000 Globex options will be exercised, and that the resulting 10,550,200 Globex shares will be exchanged at the 1 : 0.75 ratio for 7,912,650 Innova shares.

The proforma balance sheet assumes that the contemplated Globex acquisition closed on December 31, 2004.

The proforma statement of income assumes that the contemplated transaction closed on December 31, 2004, but combines the results of both Innova and Globex for the full year ended December 31, 2004.

The proforma purchase consideration for Globex has been calculated as follows:

Common shares of Innova issued in consideration		7,912,650
Adjusted share price per Innova common share	$	5.27
Consideration paid in shares (thousands)	$	41,700
Innova transaction costs [1] (thousands)		330
Total consideration (thousands)	$	42,030

[1] Innova's anticipated transaction costs include financial advisor fees, legal, and due diligence costs.

3. Purchase equation for Globex

Purchase price allocated to assets and liabilities at fair values:
(thousands)

Property, plant and equipment	$	41,501
Investments		3,403
Working capital deficiency		(1,543)
Bank indebtedness		(1,627)
Asset retirement obligations		(1,159)
Future income tax liability		(12,893)
Goodwill		14,348
	$	42,030

Fair values for reserves were estimated based on Globex's December 31, 2004 reserves report using proved plus probable reserves, forecast prices, and a 5% discounted rate and adjusting for increased futures prices through March 31, 2005. Fair values for land were estimated based on management estimates of fair value. Fair values for investments were estimated using net realizable value. The allocation of purchase price to assets will be finalized once the fair values of the assets and liabilities are determined. Accordingly the allocations provided in this note may change.

Globex transaction costs of $1.1mm relate to terminations of employment, financial advisor fees, due diligence costs, and closing costs. These transaction costs have been included in the working capital deficiency.

4. Proforma balance sheet notes:

(a) The change in cash is the result of $3.465mm required to retire Globex bank indebtedness, less $1.838mm in Globex option proceeds (900,000 options at $2.04 exercise price).

(b) Property, plant, and equipment has been increased by $21.496mm to reflect the fair values of the Globex assets.

(c) Investments have been increased by $1.664 mm to reflect the fair value of Globex's investments.

(d) Accounts payable and accrued liabilities have been adjusted to reflect the $1.1mm in Globex transaction costs and $0.04mm in Innova share issue costs.

(e) Future income tax liabilities are $11.328mm proforma. The future income tax liability resulting from the Globex purchase equation of $12.893mm is netted against Innova's future income tax asset of $1.55mm, and further netted against the tax effect of Innova share issue costs of $0.015mm.

(f) Share capital increases due to the issuance of shares described in note 2, net of Innova share issue costs and their tax effect. Proforma share capital is as follows:

As at December 31, 2004

	Shares	($000)
Common shares:		
December 31, 2004 audited consolidated financial statements	27,737,092	68,169
Issued shares to purchase Globex	7,912,650	41,700
Transaction costs of Innova		330
Share issue costs, net of income tax effect [$15 thousand]		(25)
	35,649,742	110,174
Special shares		
December 31, 2004 audited consolidated financial statements	144,677	314
Share capital		110,488

(g) Contributed surplus was reduced by $0.132 mm to take into account the exercise of all Globex options as described in note 2.

5. Proforma statement of income notes:

(a) Royalties have been increased to take into account the associated group maximum credits of the Alberta Royalty Tax Credit ("ARTC") program.

(b) General and administrative costs have not been reduced to reflect the potential synergies of managing the properties with common ownership.

(c) Depletion and depreciation have been increased by $3.672 mm to reflect the impact of increased property, plant and equipment values of the Globex assets, the combined proved reserves of Innova and Globex, and the combined production of Innova and Globex.

(d) Certain income statements items are not expected to be reoccurring - please refer to the financial statements and management's discussion and analysis of the respective companies for further guidance in interpreting the proforma results.

(e) Capital tax expenses have been increased $0.177mm to reflect the increased taxable capital of the proforma entity and to reflect increased proforma production which will increase the Saskatchewan Resource Surcharge.

(f) Future income tax expense reductions of $1.479 have been recorded to account for:
- increased timing differences relating to increased proforma depletion and depreciation (see note 5c)
- increased tax pools related to lower taxable income resulting from reduced ARTC (see note 5a)

(6) **Adjustments to include the results for businesses acquired by Innova prior to their acquisition and consolidation into Innova's December 31, 2004 income statement::**

Income from significant business acquisitons prior to their acquisiton dates
(in thousands)

	Troutline 107 days ended April 16, 2004 (consolidated) (unaudited)	Invader 106 days ended April 15, 2004 (consolidated) (unaudited)	**Innova significant acquisitions (unaudited)**
REVENUES	$ -	$ 1,352	**$ 1,352**
EXPENSES:			
Royalties, net of ARTC	-	273	**273**
Operating	-	131	**131**
General and administrative	782	299	**1,081**
Depletion, depreciation, and accretion	-	384	**384**
Stock based compensation	-	34	**34**
Other loss (income)	(3,820)	3	**(3,817)**
Interest	-	5	**5**
	(3,038)	1,129	**(1,909)**
NET INCOME BEFORE TAXES	3,038	223	**3,261**
INCOME TAXES:	-	-	**-**
NET INCOME	$ 3,038	$ 223	**$ 3,261**

APPENDIX "B"

FINANCIAL STATEMENTS OF INNOVA ENERGY LTD.
YEAR ENDED 2003

kpmg

Financial Statements of

INNOVA ENERGY LTD.

Year ended December 31, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of Innova Energy Ltd. as at December 31, 2003 and 2002 and the statements of income, loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
May 18, 2004

INNOVA ENERGY LTD.

Balance Sheets

December 31, 2003, with comparative figures for 2002

		2003		2002 Restated
Assets				
Current assets:				
Cash and cash equivalents (note 2)	$	-	$	3,064,316
Accounts receivable		3,081,561		984,359
Prepaid expenses		199,275		22,190
		3,280,836		4,070,865
Property, plant and equipment (note 3)		21,080,313		6,694,893
Goodwill		1,650,205		-
	$	26,011,354	$	10,765,758
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	4,361,524	$	2,326,275
Bank indebtedness		4,360,292		-
		8,721,816		2,326,275
Provision for future site restoration and abandonment costs		224,007		17,700
Future income taxes (note 5)		4,381,455		2,892,522
Shareholders' equity:				
Share capital (note 4)		12,634,705		6,528,018
Contributed surplus (note 4)		96,475		35,755
Deficit		(47,104)		(1,034,512)
		12,684,076		5,529,261
Commitments (note 8)				
Subsequent event (note 12)				
	$	26,011,354	$	10,765,758

See accompanying notes to financial statements.

Approved on behalf of the Board of Directors:

(Signed: Robert R. Hobbs) Director

(Signed: Daryl S. Fridhandler) Director

INNOVA ENERGY LTD.

Statements of Income, Loss, and Deficit

Year ended December 31, 2003, with comparative figures for 2002

	2003	2002 Restated
Revenue:		
Oil and gas sales	$ 8,642,865	$ 1,463,441
Royalties, net of Alberta Royalty Tax Credit	(1,780,183)	(386,387)
	6,862,682	1,077,054
Interest income	1,214	17,557
	6,863,896	1,094,611
Expenses:		
Operating	994,925	234,201
General and administrative	1,324,176	1,097,599
Interest	105,811	108,760
Depreciation, depletion and future site restoration	3,584,506	718,102
	6,009,418	2,158,662
Income (loss) before income taxes	854,478	(1,064,051)
Future income taxes (reduction)	(533,155)	(286,988)
Current income taxes	400,225	-
	(132,930)	(286,988)
Net income (loss)	987,408	(777,063)
Deficit, beginning of year	(1,034,512)	(257,449)
Deficit, end of year	(47,104)	(1,034,512)
Net income (loss) per share (note 6):		
Basic and diluted	$ 0.04	$ (0.07)

See accompanying notes to financial statements.

INNOVA ENERGY LTD.

Statement of Cash Flows

Year ended December 31, 2003, with comparative figures for 2002

	2003	2002 Restated
Cash provided by (used in):		
Operating activities:		
Net income (loss)	$ 987,408	$ (777,063)
Items not involving cash:		
Future income taxes	(533,155)	(286,988)
Depletion, depreciation, future site restoration	3,584,506	718,102
Stock based compensation	60,720	35,755
Funds (funds deficit) from operations	4,099,479	(310,194)
Changes in non-cash working capital:		
Change in accounts receivable and prepaid expenses	(909,026)	169,341
Change in accounts payable and accrued liabilities	(1,103,663)	(352,992)
	2,086,791	(493,845)
Financing activities:		
Issue of share capital	-	5,374,536
Share issue costs	(37,850)	(86,019)
Bank indebtedness net borrowing	4,360,292	-
	4,322,442	5,288,517
Investing activities:		
Change in accounts receivable and prepaid expenses	(439,390)	(547,992)
Change in accounts payable and accrued liabilities	528,678	1,111,170
Additions to property plant and equipment	(9,562,837)	(4,589,994)
	(9,473,549)	(4,026,816)
Net (decrease) increase in cash	(3,064,316)	767,856
Cash and short-term deposits, beginning of year	3,064,316	2,296,460
Cash and short-term deposits, end of year	$ -	$ 3,064,316
Interest paid during the year	$ 169,656	$ 11
Taxes paid during the year	$ 52,755	$ -

See accompanying notes to financial statements.

INNOVA ENERGY LTD.

Notes to Financial Statements

Year ended December 31, 2003

General:

Innova Energy Ltd. (the "Company") is incorporated under the laws of the province of Alberta. The Company is engaged in acquisition, exploration, development and production of petroleum and natural gas reserves in Canada.

Basis of presentation:

The financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principals. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts, actual results could differ from those estimates.

The amounts recorded for depletion, cost center ceiling test on oil and gas assets, future site restoration, and goodwill impairment are based on estimates. Management has made estimates and assumptions for proved reserves, probable reserves, future production rates, commodity prices, future costs, and other relevant assumptions in order to prepare these statements. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

These financial statements report the accounts of the Company at December 31, 2003, and the income and cash flows of the Company for the year ending December 31, 2003. The Company acquired Pilot Petroleum Ltd. ("Pilot") effective January 27, 2003, and amalgamated Pilot on March 31, 2003. The balances, income, and cash flows of Pilot are included in the Company's financial statements from January 27, 2003 to December 31, 2003. The comparative balances, income, and cash flows for the year ending December 31, 2002 include only the accounts of the Company.

1. Significant accounting policies:

The Company adopted the following new accounting standards for these financial statements:

Full cost accounting guideline for oil and gas accounting - This new guideline modifies how the petroleum property cost center ceiling test amount is determined by basing future net revenues on forecast prices and costs from proved plus probable reserves and discounting the result to arrive at the ceiling amount. There was no impact on the Company's financial statements as a result of adopting this standard at December 31, 2003.

The Company retroactively adopted the fair value method of accounting for stock based compensation. An estimate of fair value for each option agreement is calculated using the Black-Scholes Option Pricing Model at the time the options are granted. This fair value is subsequently recorded as an expense within the vesting period of the options. The balances and results for 2002 have been restated to reflect the retroactive adoption of the fair value method. A detailed description of the fair value method calculations has been included in the share capital note to the financial statements.

The continuing significant accounting policies are as follows:

(a) Property, plant, and equipment:

The Company follows the full cost method of accounting for oil and gas operations, whereby all costs associated with the acquisition of exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on undeveloped properties, drilling both productive and unproductive wells, and production equipment directly related to these activities.

The Company does not capitalize any of its interest or indirect administrative costs.

Proceeds received from disposal of petroleum and natural gas properties are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case, a gain or loss on disposal is recorded.

All capitalized costs and future development costs on proved reserves, less the costs of undeveloped properties, are depleted and depreciated using the unit-of-production method based on total net proved reserves as determined by independent engineers. Costs of unproved properties are initially excluded from petroleum and natural gas properties for the purpose of calculating depletion.

Unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the unproved property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion and depreciation.

At year-end, the Company calculates an estimated fair value of its oil and gas assets, and compares this to the carrying value of the same assets. In the event that fair value is less than carrying value, the oil and gas assets are written down to their fair value, and the charge is deducted from earnings as a separate category of depletion.

The Company discloses significant assumptions used in the calculation of fair values and future costs in its capital assets financial statement note.

Depreciation is provided on furniture and fixtures and office equipment on a straight-line basis using a range of between two and five years.

(b) Future site restoration costs:

A provision for estimated future site restoration costs for petroleum and natural gas properties is provided using the unit-of-production method. Costs are based on the Company's engineering estimates considering current regulations, costs, technology and industry standards. The annual provision is included in depletion and depreciation and actual site restoration costs are charged to the accumulated provision as incurred.

(c) Future income taxes:

The Company follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(d) Per share amounts:

Per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts use the treasury-stock method. Under the treasury-stock method only "in the money" dilutive instruments impact the diluted calculations.

(e) Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The provision for future income taxes has been increased and share capital has been reduced to reflect the renounced tax deductions on future expenditures to be incurred.

(f) Joint venture accounting:

A portion of the Company's exploration, development and production activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

(g) Revenue recognition:

Oil and natural gas revenues are recognized when title and risks pass to the purchaser.

(h) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired Company exceeds the amounts allocated to the net assets acquired, based on their fair values. Goodwill is not amortized, but is assessed for impairment at year-end. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for the amount of the excess.

2. Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents. The major components of cash and cash equivalents are as follows:

	2003	2002
Cash and deposit	$ -	$ 314,875
Bank term deposits, at rate of interest of 2.64%	-	2,749,441
	$ -	$ 3,064,316

3. Property, plant, and equipment:

2003	Cost	Accumulated depreciation	Net book value
Petroleum and natural gas properties	$ 25,067,230	$ 4,084,372	$ 20,982,858
Furniture, fixtures and office equipment	191,889	94,433	97,456
	$ 25,259,119	$ 4,178,805	$ 21,080,314

2002			
Petroleum and natural gas properties	$ 7,222,611	$ 656,974	$ 6,565,637
Furniture, fixtures and office equipment	179,939	50,683	129,256
	$ 7,402,550	$ 707,657	$ 6,694,893

At December 31, 2003, petroleum and natural gas properties included $3,196,826 (2002 - $949,840) relating to the cost of properties that have been excluded from the depletion and depreciation calculation. The $1.2 million estimated cost of future site restoration will be accrued over the life of the remaining proved reserves, as at the balance sheet date $224,007 is recorded as a liability.

The Company made assumptions for the purposes of conducting a ceiling test on its petroleum and natural gas properties at December 31, 2003. Where possible the company based its assumptions on the forecasted prices and costs from its engineering report dated December 31, 2003. The following table outlines the critical assumptions related to commodity prices:

	2004	2005	2006	2007	2008	15-year Average
Natural gas ($/MCF)	5.83	5.47	5.11	4.92	4.77	5.35
Natural gas liquids ($/BBL)	35.85	32.9	31.79	31.22	31.12	33.63
Lt. & Med. Crude oil ($/BBL)	28.62	27.14	26.8	26.39	26.14	27.68

4. **Share capital:**

(a) Authorized:

An unlimited number of voting common shares

An unlimited number of preferred shares issuable in series

(b) Issued:

	Number of shares	Amount
Common shares:		
Balance, December 31, 2001	8,307,752	$ 2,900,423
Issue of common shares	1,424,956	763,326
Issue of flow-through common shares (net of tax of $1,942,153)	5,716,314	2,914,057
Share issue costs	-	(49,788)
Balance, December 31, 2002	15,449,022	6,528,018
Issue of common shares for Pilot acquisition	7,698,239	6,389,537
Share issue costs		(37,850)
Tax effect of previously issued flow through shares		(245,000)
Balance, December 31, 2003	23,147,261	$ 12,634,705

(c) Option plan:

The Company has an option plan under which employees and directors of the Company are eligible to receive options. One-third of the options vest on the grant date, one-third on the first anniversary of the date of grant, and the remaining third on the second anniversary. The options expire five years from the date of grant. The following tables summarize the status of option agreements entered into by the Company:

Continuity of Option Contracts

	2003		2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of year	777,500	$ 0.66	385,000	$ 0.50
Granted	291,000	0.85	392,500	0.81
Expired	(10,000)	0.75		
Stock options outstanding, year-end	1,058,500	$ 0.71	777,500	$ 0.66
Exercisable at year-end	750,333	$ 0.66	378,500	$ 0.74

Option contracts at December 31, 2003

Exercise Price ($ per common share)	Shares to be issued (common shares)	Weighted average remaining contract life (years)	Exercisable at December 31, 2003
$0.50	385,000	2.17	385,000
$0.65	50,000	3.04	33,333
$0.75	50,000	3.12	46,667
$0.85	573,500	3.51	285,333
	1,058,500		750,333

(d) Stock based compensation:

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model using expected volatility of 25%, risk-free interest rate – 5.0%; expected option life of 5 years, and no expected future dividends. The following table outlines the fair values of stock options recorded in the Company's financial statements:

	Estimated Future Periods	2003	2002
Fair value of options issued, at date of issue	-	$79,734	$100,005
Stock based compensation expense - fair value of options expensed at date of vesting, net of forfeited	$83,264	$60,720	$35,755

options at the date of forfeit

(e) Contributed Surplus:

Balance, December 31, 2001	$ -
Vesting of stock options at fair value, net of forfeitures	35,755
Balance, December 31, 2002	35,755
Vesting of stock options at fair value, net of forfeitures	60,720
Balance, December 31, 2003	$ 96,475

(f) Warrants:

As at December 31, 2003, there were NIL (2002 – 266,400) share purchase warrants outstanding. The warrants outstanding at the end of 2002 expired unexercised in July 2003.

5. **Future income taxes:**

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rates to the Company's net earnings before income taxes. The difference results from the following:

	2003	2002
Income (Loss) before income taxes	$ 854,477	$ (1,064,051)
Combined federal and provincial income tax rate	40.62%	42.1%
	347,089	(447,965)
Non-deductible crown charges and other expenses	687,332	133,074
Alberta Royalty Tax Credit	(203,100)	(30,132)
Resource allowance	(531,405)	(10,850)
Other	2,926	85,996
Change in enacted tax rate	(451,524)	(17,111)
Capital taxes	15,752	-
Future income tax recovery	$ (132,930)	$ (286,988)

The components of the net future income tax liability at December 31 are as follows:

	2003	2002
Future income tax assets:		
Share issue costs	$ 61,832	$ 59,510
Non-capital losses	-	393,431
Future site restoration costs	76,125	5,591
Eligible capital expenditures	-	212
	137,957	458,744
Future income tax liabilities:		
Capital assets	(4,519,412)	(3,351,266)
Net future income tax liability	$(4,381,455)	$ (2,892,522)

6. **Weighted average number of shares:**

The weighted average number of common shares issued and outstanding for the year ended December 31, 2003 was 22,577,802 (2002 – 11,205,739). In computing diluted earnings per share, 1,058,500 shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2003 (2002 – nil) for the dilutive effect of the stock options would be nil.

7. **Bank indebtedness:**

The Company has access to a credit facility in the amount of $5 million of which $4,360,292 (2002 - $nil) was drawn at December 31, 2003. The facility bears interest at the bank's prime lending rate plus 0.375%, is repayable on demand and is secured by the assets of the Company.

8. **Commitments:**

The Company is committed to monthly office lease payments totaling $227,180 in 2004, $285,407 in 2005, $297,041 in each of 2006 and 2007, and $308,677 in each of 2008 and 2009.

9. **Financial instruments:**

(a) Commodity price risk management:

The Company enters into natural gas hedging contracts in order to reduce its exposure to reductions near-future natural gas prices on a portion of its near-future production. The objective of the hedge is to allow management to predict cash flow from the sale of natural gas, and to adjust its capital and operating spending accordingly. The company records a hedging component of revenue each time it sells natural gas at a contracted price. This adjustment reflects the difference between the spot price at the date of sale, and the contact price. The following chart discloses the Company's open hedging contracts as at December 31, 2003:

Term	Quantity (GJ per day)	Floor Price (can$ per GJ)	Ceiling Price (can$ per GJ)
November 1, 2003 to March 31, 2004	1,000	$5.50	none
January 1, 2004 to March 31, 2004	2,000	$7.00	$8.55
April 1, 2004 to October 31, 2004	2,000	$5.25	$6.81

(b) Interest rate risk:

As at December 31, 2003, the Company was exposed to floating interest rates with respect to its revolving demand loan (note 7).

(c) Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

(d) Credit risk:

Major portion of the accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

10. Related parties

An advance was outstanding to a Company controlled by a former director in the amount of $270,956. This advance is unsecured and earns no interest. The advance is included in accounts receivable on the balance sheet.

11. Acquisition of Pilot Petroleum Ltd.:

On January 27, 2003 the Company recorded its acquisition of Pilot using the purchase method of accounting. The shareholders of Pilot were issued 7,698,239 Innova common shares, resulting in consideration of $6,389,537 for the acquisition of all of the outstanding shares of Pilot. The net assets acquired by the Company were as follows:

Property, plant, and equipment	$	8,293,728
Goodwill		1,650,205
Working capital		(1,684,361)
Site restoration liability		(92,947)
Future income taxes		(1,777,088)
	$	6,389,537

12. Subsequent events:

Subject to an Arrangement Agreement dated February 9, 2004, and as described in detail in the Company's Management Information Circular dated March 11, 2004, the Company has entered into a business combination with Troutline Investments Inc. ("Troutline"). Under the terms of the Arrangement Agreement shareholders of the Company received 3.708 shares of Troutline for each common share of the Company. Shareholder approved the Arrangement Agreement at the April 16th Special Meeting of Shareholders, and court approval for the transaction was granted on April 20, 2004. As a result Troutline became the sole shareholder of the Company, and Innova shareholders held approximately 43% of the post arrangement Troutline common shares.

Subsequent to the proposed Arrangement, shares of Troutline were consolidated on an 8.8235 for one basis, and Troutline changed its name to Innova Exploration Ltd. (IXL on TSX).

This business combination will be accounted for as a reverse take over of Troutline by the Company, effective April 16, 2004.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Mail:

P.O. Box 1036
Adelaide Street Post Office
Toronto, Ontario
M5C 2K4
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Toronto
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario
M5L 1G9

OR

Calgary
600 The Dome Tower
333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Toll Free: 1-800-387-0825
Email: inquiries@cibcmellon.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary and Information Agent at the telephone numbers and locations set out above.

The Instructions accompanying the Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

To accompany certificates for
Common Shares
of

GLOBEX RESOURCES LTD.

to be deposited pursuant to the Offer dated April 25, 2005
of

INNOVA EXPLORATION LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL
6:00 P.M. (CALGARY TIME) ON MAY 31, 2005
UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "Globex Shares") of Globex Resources Ltd. ("Globex") deposited pursuant to the offer (the "Offer") dated April 25, 2005 made by Innova Exploration Ltd. ("Innova") to holders of Globex Shares.

Capitalized terms used but not defined in the Letter of Transmittal which are defined in the Offer and Circular dated April 25, 2005 have the meanings set out in the Offer and Circular. The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal.

Please carefully read the instructions provided herein before completing this Letter of Transmittal.

TO: **INNOVA EXPLORATION LTD.**

AND TO: **CIBC MELLON TRUST COMPANY, as Depositary,** at its offices set out herein.

The undersigned delivers to you the enclosed certificate(s) for Globex Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Globex Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Globex Shares Deposited

(if insufficient space, attach a list in the above form)

The undersigned acknowledges receipt of the Offer and Circular and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Globex Shares represented by the enclosed certificate(s) (the "Deposited Shares") and that when the Deposited Shares are accepted for payment by Innova,

Innova will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following: IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned irrevocably assigns to Innova all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after April 2, 2005, as well as the right of the undersigned to receive any and all distributions. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then in the case of any such cash distribution or in the case of any other distribution, the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of Innova, together with appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints each of Kevin Gibson, Kelly Kerr and Glen Tanaka, each of whom is an officer of Innova, and any other person designated by Innova in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer and any distributions on such Shares, with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares and distributions consisting of securities on the registers of Globex Resources Ltd.; (b) for as long as any of such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by Innova, any instruments of proxy, authorization or consent in form and on terms satisfactory to Innova in respect of any such Deposited Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and distributions.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.

The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or distributions on such Deposited Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to Innova, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of Innova, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to Innova, in respect of any such Deposited Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by Innova as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to Innova.

Each authority conferred or agreed to be conferred by the undersigned in the Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Globex Shares pursuant to the Letter of Transmittal is irrevocable.

The undersigned instructs Innova and the Depositary, upon Innova taking up the Deposited Shares, to mail the Innova Shares by first class mail, postage prepaid, or to hold such Innova Shares for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient redigés exclusivement en langue anglaise.

BLOCK A ISSUE CERTIFICATE(S) IN THE NAME OF: (please print)	BLOCK B SEND CERTIFICATE(S) (Unless Block "D" is checked) TO:
(Name)	(Name)
(Street Address and Number)	(Street Address and Number)
(City and Province or State)	(City and Province or State)
(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)
(Telephone – Business Hours)	(Telephone – Business Hours)
(Social Insurance or Social Security Number)	(Social Insurance or Social Security Number)

BLOCK C	BLOCK D
U.S. resident/citizen must provide their Taxpayer Identification Number: ______________	☐ hold certificate for pick up

Signature guaranteed by (if required under Instruction 4):	DATED: ______________
Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 5)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address (please print or type)	Name of Authorized Representative (please print or type) (if applicable)

BLOCK E

☐ CHECK HERE IF GLOBEX SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder ______________ Date of Guaranteed Delivery ______________

Name of Institution which Guaranteed Delivery ______________

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified below before 6:00 p.m. (Calgary time) on May 31, 2005, the Expiry Date, unless the Offer is extended or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Globex Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. Innova recommends that the necessary documentation be hand delivered to the Depositary at any of their offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. **Shareholders whose Globex Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Globex Shares.**

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit Globex Shares pursuant to the Offer and (i) the certificates representing such Globex Shares are not immediately available or (ii) the Shareholder cannot deliver the certificates representing such Globex Shares and all other required documents to the Depositary on a timely basis at or prior to the Expiry Date, Globex Shares may nevertheless be deposited provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or an originally signed facsimile copy thereof is received by the Depositary at its Toronto Office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail) together with a guarantee in the form set forth in such Notice of Guaranteed Delivery by an Eligible Institution, at or prior to the Expiry Date; and

(c) the certificates representing the Deposited Shares in proper form for transfer together with a properly completed and duly executed copy of the Letter of Transmittal, or an originally signed facsimile copy thereof, must be received at the Toronto office of the Depositary on or before 5:00 p.m. (Toronto time) on or before the third trading day on the TSE after the Expiry Date.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Inc. Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers of banks and trust companies in the United States.

3. Signatures

This Letter of Transmittal must be filled in and signed by the holder of Globex Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Globex, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of Innova, the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of Globex Shares evidenced by any certificate submitted is to be deposited, fill in the number of Globex Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Globex Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Globex Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Dealer Manager, the Depositary at any of their respective offices at the addresses listed below.

8. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

Inquiries:

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

By Mail:

Toronto

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Registered Mail, Hand or by Courier

Calgary

Suite 600,
333 – 7th Ave. S.W.
Calgary, Alberta
T2P 2Z1

Toronto

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares of

GLOBEX RESOURCES LTD.

pursuant to the Offer dated April 25, 2005 of

INNOVA EXPLORATION LTD.

This Notice of Guaranteed Delivery must be used to accept the offer dated April 25, 2005 (the "Offer") made by Innova Exploration Ltd. ("Innova") for common shares (the "shares") of Globex Resources Ltd. ("Globex") if certificates for the Globex Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer (6:00 p.m. Calgary time May 31, 2005 unless extended).

This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto Office of the Depositary and must include a guarantee by an Eligible Institution in the form set forth below.

The terms and conditions of the Offer are incorporated by reference in the Notice of Guaranteed Delivery.

Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer shall have the respective meanings set out in the Offer.

To: the Depositary, **CIBC MELLON TRUST COMPANY**

By Mail

P. O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Facsimile Transmission

Fax: (416) 643-3148

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile number other than set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space on the Letter of Transmittal.

The undersigned hereby deposits to **Innova Exploration Ltd.**, upon the terms and subject to the conditions set forth in the Offer and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Globex Shares listed below, pursuant to the Guaranteed Delivery procedures set forth in Section 3 of the Offer.

Certificate Number(s) (if available)	Name & Address of Shareholder (please print)	Number of Shares

(if insufficient space, please attach a list in the above form)

TOTAL SHARES: ______

Dated:	Telephone (Business Hours) ( )	Signature

GUARANTEE

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an "Eligible Institution") guarantees delivery to the Depositary of the certificates representing the Globex Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m. (Toronto time) on the third trading day on The Toronto Stock Exchange after the Expiry Date.

Name of Firm:	______	Authorized Signature:	______
Address of Firm:	______	Name:	______
	______	Title:	______
Telephone Number:	______	Dated:	______

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Innova Exploration Ltd. concurrently with the filing of this Form CB.

Innova Exploration Ltd. undertakes to promptly communicate any change in the name or address of the agent for service to the Securities and Exchange Commission by amendment of the Form F-X.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of April 26, 2005.

Innova Exploration Ltd.

By:____________________________
Name: Daryl Frichandler
Title: Chairman

EXHIBIT INDEX

Exhibit	Description
2.1	The Revised Initial Annual Information Form of Innova dated March 24, 2005 for the year ended December 31, 2004, including management's discussion and analysis incorporated by reference therein;
2.2	The Information Circular - Proxy Statement of Innova dated March 22, 2005 relating to the annual and special meeting of Innova shareholders to be held on May 12, 2005 (excluding the disclosure under the headings "Report Compensation Committee", "Performance Graph" and "Corporate Governance Practices");
2.3	The audited comparative consolidated financial statements of Innova for the years ended December 31, 2004 and 2003, together with the notes thereto and the auditors' report thereon, contained in Innova's 2004 Annual Report;
2.4	The audited comparative consolidated financial statements of IEL for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon in Troutline's Joint Information Circular dated March 12, 2004 relating to an annual and special meeting held April 13, 2004;
2.5	The audited comparative consolidated financial statements of Invader for the years ended September 30, 2003, 2002 and 2001 together with the notes thereto and auditors' report thereon in the Invader's Joint Information Circular dated March 12, 2004 relating to a special meeting held April 15, 2004;
2.6	The Material Change Report of Innova dated April 1, 2005 in respect of the shareholder rights plan of the Corporation;
2.7	The Material Change Report of Innova dated April 4, 2005 in respect of the proposed acquisition of Globex by Innova; and
2.8	The audited comparative financial statements of Globex for the years ended December 31, 2004, 2003 and 2002, together with the notes thereto and the auditors' reports thereon.

EXHIBIT 2.1

Innova Exploration Ltd.

REVISED INITIAL ANNUAL INFORMATION FORM

2004

March 24, 2005

TABLE OF CONTENTS

	Page
GLOSSARY OF TERMS	3
ABBREVIATIONS	6
CONVERSION	6
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
INNOVA EXPLORATION LTD.	8
BUSINESS OF THE CORPORATION	8
DESCRIPTION OF PROPERTIES	11
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	14
INDUSTRY CONDITIONS	24
RISK FACTORS	28
DESCRIPTION OF CAPITAL STRUCTURE	31
MARKET FOR SECURITIES	34
DIVIDEND POLICY	34
SELECTED FINANCIAL INFORMATION	35
MANAGEMENT'S DISCUSSION AND ANALYSIS	35
HUMAN RESOURCES	35
DIRECTORS AND EXECUTIVE OFFICERS	35
AUDIT AND RESERVES COMMITTEE INFORMATION	36
CONFLICTS OF INTEREST	38
INTERESTS OF EXPERTS	38
LEGAL PROCEEDINGS	38
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	39
MATERIAL CONTRACTS	39
TRANSFER AGENT AND REGISTRAR	39
ESCROWED SECURITIES	39
PRIOR SALES	39
ADDITIONAL INFORMATION	39

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"ARTC" means Alberta Royalty Tax Credit;

"Constant prices and costs" means prices and costs used in an estimate that are:

(a) Innova's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Innova is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"Developed Non-Producing Reserves" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of Production is unknown.

"Developed Producing Reserves" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of Production must be known with reasonable certainly.

"Developed Reserves" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the Reserves on Production.

"Development well" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

"Economic Assumptions" are the prices and costs used in the estimate, namely:

(a) constant prices and costs as at the last day of Innova's financial year; and

(b) forecast prices and costs.

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"Exploration well" means a well that is not a development well, a service well or a stratigraphic test well.

"Forecast Prices and Costs" means future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which Innova is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

"Future income tax expenses" means future income tax expenses estimated (generally, year-by-year):

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b) without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances (for example, royalty tax credits);

"Gross" means:

(a) in relation to Innova's interest in production and reserves, its **"Corporation gross reserves"**, which are Innova's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Innova;

(b) in relation to wells, the total number of wells in which Innova has an interest; and

(c) in relation to properties, the total area of properties in which Innova has an interest.

"Net" means:

(a) in relation to Innova's interest in production and reserves, its **"Corporation gross reserves"**, which are Innova's interest (operating and non-operating) share after deduction of royalty obligations, plus Innova's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating Innova's working interest in each of its Gross wells; and

(c) in relation to Innova's interest in a property, the total area in which Innova has an interest multiplied by the working interest owned by Innova.

"Proved Reserves" are those Reserves that can be estimated with a high degree of certainty to be recoverable. There is believed to be at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

"Probable Reserves" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or lesser than the sum of the estimated Proved plus Probable Reserves. There is believed to be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves.

"Reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions which are generally accepted as being reasonable and shall be disclosed.

"Service well" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

"TSX" means the Toronto Stock Exchange; and

"Undeveloped Reserves" are those Reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of Production. They must fully meet the requirements of the reserves classification (Proved, Probable or Possible) to which they are assigned.

In addition, any words or expression used in this AIF and not otherwise defined herein have the meanings attributed to them in NI 51-101 unless otherwise indicated.

All dollar amounts set forth in this annual information form are in Canadian dollars, except where otherwise indicated.

All references herein to a number of Common Shares or Innova Shares takes into account the one for 8.8235 consolidation which occurred in April, 2004.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls	barrels
mbbls	thousand barrels
bbls/d	barrels of oil per day
boe/d	barrels of oil equivalent per day
mboe	one thousand barrels of oil equivalent
mmbbls	million barrels
NGLs	natural gas liquids (consisting of any one or more of propane, butane and condensate)
mstb	thousand stock tank barrels of oil
bpd	barrels of production per day

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcfd	thousand cubic feet per day
mmcfd	million cubic feet per day
m^3	cubic metres
mmbtu	million British Thermal Units

Other

API means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

boe means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boes may be misleading, particularly if used in isolation. The boe conversion ration of 6 mcf: 1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

GOR means gross overriding royalty.

WTI means West Texas Intermediate.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometers	1.609
kilometers	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.95

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Innova Exploration Ltd. believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. These forward-looking statements speak only as of the date of this Annual Information Form.

In particular, this Annual Information Form contains forward-looking statements pertaining to the following:

- performance characteristics of the oil and gas assets;
- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of oil and natural gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions, exploration and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the other factors discussed under "Risk Factors".

These factors should not be considered exhaustive. Innova Exploration Ltd. undertakes no obligation to publicly update or revise any forward-looking statements.

INNOVA EXPLORATION LTD.

The original predecessor of Innova Exploration Ltd. ("Innova" or the "Corporation") was incorporated on September 23, 1968 under the name "Moncrieff Uranium Mines Limited"; its name was changed to "Tombit Resources Ltd." in 1983, to "Cliff Creek Resources Ltd."' in 1984, and to "Cliff Resources Corporation" in 1986. The continuing Corporation resulting from the amalgamation of Cliff Resources Corporation and Canaustra Gold Exploration Limited under the *Business Corporations Act* (Ontario) (the "OBCA") on January 9, 1989 was Cliff Resources Corporation. The Corporation changed its name from Cliff Resources Corporation to "Mineral Resources Corporation" by articles of amendment dated September 6, 1995, to "Minroc Mines Inc." on June 10, 1998, to Cassiar Mines & Metals Inc. on May 21, 1999, to Cassiar Magnesium Inc. on April 25, 2000, to Cassiar Resources Inc. on July 13, 2001 and to Troutline Investments Inc. ("Troutline") on July 7, 2003. Its current name was adopted effective April 16, 2004 following the plans of arrangement (the "Arrangements") with each of Surge Petroleum Inc. ("Surge"), Invader Exploration Inc. ("Invader") and Innova Energy Ltd. ("IEL") which occurred on each of April 14th, 15th and 16th, 2004, respectively. After completion of the Arrangements, the Corporation entered into agreements with each of Surge, Invader and Innova to roll-up assets and obligations of each, with the intent to wind-up each subsidiary.

The Corporation's registered office is Suite 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9 and the executive offices are located at Suite 900, 407 – 2nd Street SW, Calgary, Alberta, T2P 2Y3.

BUSINESS OF THE CORPORATION

Corporate Strategy

Innova is engaged in the exploration for, and the development and production of natural gas, crude oil and natural gas liquids reserves in western Canada. Innova's focus areas are southeast Saskatchewan for light oil and northeast British Columbia for sweet gas. The Corporation has chosen these areas because they have excellent multi-zone potential, projects that are repeatable over larger areas, and prospective reserves of high quality liquids rich sweet gas and light crude oil.

The Corporation will continue to manage technical risk by allocating 30% to 40% of its capital to low to medium-risk projects.

Innova's early strategy was to have a lower interest in high-risk, high-reward projects due to the often high upfront costs of land, seismic and drilling, and the lower probability of success associated with this type of project. Taking a lesser interest in these projects allowed Innova to participate in a number of them throughout the year while maintaining a significant enough interest that success would be meaningful to the Corporation and its shareholders. This strategy was implemented by the Corporation's predecessor companies.

Innova's strategy is now shifting focus on higher working interests, increased operatorship, ownership of infrastructure, and more repeatable project concepts in high-reward projects.

Historical Development

Innova's predecessor by name, Troutline, owned a property for the exploitation of chrysotile and magnesium resources in northern British Columbia. It ceased mining operations at the end of 2000 when a portion of its facilities were destroyed by fire and, in 2001 Troutline received proceeds of $21.5 million from insurance claims arising from the fire. A new management team was put in place for Troutline in mid 2001 and for the remainder of 2001 and in early 2002 management explored the possibility of resuming mining operations, while at the same time carrying out environmental reclamation work at the property.

Troutline's board determined that continuing to exploit mining operations was not in the best interest of the Corporation and determined to diversify investments in the resource sector. In Mid 2003, Troutline sold its mining property to an arm's length third party.

In mid 2002 Troutline invested $4.1 million for approximately 13% interest (11.4% on a fully diluted basis) in Lightening Energy Ltd. ("Lightening"), a Calgary based then private issuer exploring for oil and gas in Alberta and British Columbia. In early 2004 Troutline sold all of its shares of Lightening to third parties for gross proceeds of $8 million dollars.

Throughout 2003 and into 2004, Troutline's management, with the assistance of investment advisors, sought potential business opportunities in the oil and gas sector. In February, 2004, Troutline entered into separate arrangement agreements with each of Surge, Invader and Innova.

Innova Energy Ltd.

IEL was formed and originally financed as a private company in late 2000 and commenced operations in early 2001. IEL, after completing a plan of arrangement with Troutline, is operationally the continuing entity.

In 2002, 1,033,333 IEL shares were issued for aggregate gross proceeds of $508,772 (a negotiated price reflecting historical subscriptions free of any sales commissions) and 4,049,647 flow-through IEL Shares were issued at $0.83 per share.

In January, 2003, IEL completed a take-over of Pilot Petroleum Ltd. ("Pilot") by issuing 1.325 IEL shares for each Pilot share. A total of 7,698,239 IEL Shares were issued pursuant to this $6.4 million acquisition. The two companies were amalgamated under the name "Innova Energy Ltd." on March 31, 2003. The principal oil and natural gas assets acquired by IEL in connection with its acquisition of Pilot were in Parkland, Alberta.

In January, 2004, IEL entered into a purchase and sale agreement with an industry competitor relating to IEL's Fish Lake property, pursuant to which IEL disposed of its interest in this area and associated production of approximately 95 boe/d for consideration of $4.1 million. The effective date of transfer was February 1, 2004.

In February, 2004, IEL entered into an arrangement agreement providing for a business combination with Troutline pursuant to which, among other things, Troutline acquired all of the issued and outstanding securities of Innova on the basis provided therein on April 16, 2004.

IEL rolled-up its assets and obligations into the Corporation on April 16th, and was wound-up on December 30, 2004.

Acquisition of Surge Petroleum by Arrangement

Pursuant to an arrangement with Surge Petroleum Inc. ("Surge"), Innova acquired all of the issued and outstanding common shares of Surge on April 14, 2004, in consideration of the issuance of Innova Shares. Surge optionholders agreed to the cancellation all of the outstanding share purchase options in exchange for Innova Shares representing the aggregate "in the money" value of the acquired options. The aggregate number of Innova Shares issued pursuant to the arrangement was 3,169,500.

The closing of the arrangement with Surge was the first of three, separate and independent acquisition transactions completed by Innova, each by way of plan of arrangement.

The principal oil and gas assets of Surge were located in southeast Saskatchewan (Griffin, Lougheed/Weyburn, Workman and Steelman). Immediately following completion of the arrangement with Surge, all of its assets and liabilities were distributed to and assumed by Innova. Surge will be wound up prior to the end of March, 2005.

Acquisition of Invader Exploration by Arrangement

Pursuant to an arrangement with Invader Exploration Ltd. ("Invader"), Innova acquired all of the issued and outstanding common shares of Invader, in consideration of the issuance of Innova shares. Invader optionholders agreed to the cancellation all of the outstanding share purchase options in exchange for Innova Shares representing the aggregate "in the money" value of the acquired options. The aggregate number of Innova Shares issued pursuant to the arrangement was 3,476,855.

The closing of the arrangement with Invader was the second of three, separate and independent acquisition transactions completed by Innova, each by way of plan of arrangement.

The principal oil and gas assets of Invader were located in southeast Saskatchewan (Forget, Griffin North, Handsworth North, Pheasant South and Wordsworth). Immediately following completion of the arrangement with Invader, all of its assets and liabilities were distributed to and assumed by Innova. Invader will be wound up prior to the end of March, 2005.

Invader's Delaware subsidiary Invader Exploration Corp. remains as a wholly owned subsidiary of Innova, and manages a small non-operated working interests in two Texas natural gas wells.

Reverse Takeover by IEL by Arrangement

Pursuant to an arrangement with IEL, Innova acquired all of the issued and outstanding common shares of IEL, in consideration of the issuance of Innova shares. Innova optionholders agreed to the cancellation of all of the outstanding share purchase options in exchange for Innova Shares representing the aggregate "in the money" value of the acquired options. The aggregate number of Innova shares issued pursuant to the arrangement was 87,982,508.

The closing of the arrangement with IEL was the last of three, separate and independent acquisition transactions completed by Innova, each by way of plan of arrangement.

The principal oil and gas assets of IEL were located in Alberta (Parkland, Chip Lake and Armanda). Immediately following completion of the Arrangement with IEL, all of its assets and liabilities were distributed to and assumed by Innova.

In addition, following completion of the Arrangement with IEL, senior management of IEL assumed management of Innova.

Name Change and Share Consolidation

Following completion of the Arrangement, the Corporation's name was changed to "Innova Exploration Ltd.", and the then outstanding shares were consolidated on a one for 18.8235 basis. The Corporation was also continued under the laws of Alberta from Ontario.

Acquisition of Chowade Energy

Effective May 31, 2004, Innova acquired all of the shares of Chowade Energy Inc. ("Chowade"), a private oil and gas exploration company. Innova issued 1,349,969 Innova Shares to Chowade securityholders in exchange for all of the outstanding Chowade securities. Chowade rolled-up its assets and obligations into the Corporation, and was wound-up on December 21, 2004.

Chowade's principal assets are in the Blair/Chowade area of northeastern British Columbia.

Recent Financings

During September, 2004, the Corporation issued 500,000 flow-through Innova Shares at a price of $3.08 per share for total gross proceeds of $1,540,000 At February 28, 2005, the Corporation had incurred and renounced $ 1,540,000 of qualified expenditures pursuant to the flow-through Innova Shares.

In December 2004, the Corporation issued 1,958,903 Innova Shares at a price of $3.65 per share for total gross proceeds of $7,149,996 and 865,557 Innova flow through Shares at a price of $4.50 per share for total gross proceeds of $3,895,006. At March 4, 2005, the Corporation had renounced $1.6 million of qualified expenditures pursuant to the flow-through Innova Shares and is required to incur the remaining $2.3 million of qualifying expenditures prior to December 31, 2005 to satisfy its obligations pursuant to the flow-through Innova Share financing.

DESCRIPTION OF PROPERTIES

Principal Properties

The following is a description of the Corporation's principal oil and natural gas properties as of December 31, 2004, unless otherwise stated. The term "net", when used to describe the Corporation's share of production, means the total of the Corporation's working interest share before deducting royalties owned by others. Innova's important properties, plants, facilities and installations are not subject to any material statutory or other mandatory relinquishments, surrenders, back-ins or changes in ownership. See "Statement of Reserves Data and Other Oil and Gas Information – Other Oil and Gas Information – Properties with No Attributed Reserves" for information respecting the pending expiration of certain of the Corporation's undeveloped land holdings.

Innova Key Properties


British Columbia
Alberta
Saskatchewan
CENTRAL ALBERTA PROJECT
Simonette
Windfall
Warspite
Chip Lake
EDMONTON
Oil Property
CALGARY
Parkland
SOUTHERN ALBERTA PROJECT
SOUTHEAST SASKATCHEWAN PROJECT

For further information regarding the Corporation's plans in these areas please see discussion below and also refer to Innova's annual report filed on SEDAR at www.sedar.com

Saskatchewan

The Corporation has properties in Handsworth, Innes, Pheasant, Stoughton and other minor areas highlighted on the map above. The Corporation explores for light oil in the Frobisher, Alida, Tilston, and Bakken formations which range from 1,100 to 1,600 meters deep. The Corporation uses horizontal drilling and other modern techniques to develop its properties. No individual property represents more than 20% of 2005 sales estimated in the December 31, 2004 reserve report. As at December 31, 2004 Innova had the following assets in Saskatchewan:

- 56 oil wells (19.7 net) and five suspended (1.8 net) oil wells

- 1 suspended gas well (1.0 net)
- 4 oil batteries (1.1 net)
- 4 disposal wells (1.5 net)
- Proved reserves: 958 mboe light and medium crude oil
- Proved plus probable reserves: 1,350 mboe of light and medium crude oil
- 56,872 (23,680 net) acres of undeveloped land

Southeast Saskatchewan

Southeast Saskatchewan is a major focus area for Innova, with significant opportunity to find and produce new light oil reserves. The area has year round accessibility, multi-zone targets and royalty incentives for horizontally drilled wells. Land acquisition to date is also less competitive than in Alberta. Innova is using regional and detailed geological mapping aided with 3D seismic to identify the targeted Formations including the Mississippian Bakken, Alida and Frobisher. Innova's working interest ranges from 22.5% to 100% with an average of 42%.

In 2004 Innova drilled 14 wells for Frobisher and Alida formations. True vertical drilling depth for these wells is between 1200m to 1400m. Most wells were drilled horizontally to maximize production rates and reserve recovery and to take advantage of royalty reduction for horizontal drilling. Innova plans to follow up on successful 2004 drilling and has budgeted for 20 wells in 2005 targeting these formations.

Innova also participated in 3 new field horizontal wildcat discovery wells in the Bakken formation in 2004. These wells have set up significant offset drilling opportunities with 8 wells budgeted for 2005. The Bakken is at a true vertical depth of between 1400 and 1600 metres in the project area. All three wells are currently on production. Innova has an interest in over 66,000 (26,000 net) acres of undeveloped Bakken rights and continues to accumulate additional lands in the Bakken project.

Innova's current production from Saskatchewan exceeds 1,100 bbls/d of light sweet crude oil, which is an increase of 175% compared to April 2004 when the properties were acquired in the business combination with Troutline.

Pheasant Saskatchewan

In 2004, Innova acquired 3,040 (1,003 net) acres of mineral rights under the Pheasant Rump Nakota First Nation Reservation about 110 kilometers southeast of Regina, Saskatchewan. Innova has an approximate 33% operated working interest in the property. The area is prospective for Alida zone light oil production and the Corporation presently has a single leg horizontal well and a multi-leg horizontal well producing approximately 80 bopd net to Innova. In the fall of 2004, Innova negotiated a surface access agreement with the First Nation Band which allowed the Corporation access to shoot a 3-D seismic survey and to have surface access to drill and produce wells on the property.

Results of the seismic survey show potential for multiple horizontal drilling locations and Innova has initially budgeted to drill a single vertical well and four horizontal wells on the property. Drilling is scheduled to commence in May of 2005 and seismic and geological interpretation suggests that, with successful initial drilling results, up to a total of 13 horizontal wells could be drilled at Pheasant in 2005.

Alberta

The Corporation has properties in Armada, Chip Lake, Craigmyle, Parkland, and other minor areas. The Corporation explores for sweet natural gas in the shallow and medium depth formations which are anywhere from 800 to 2,500 meters deep. No individual property represents more than 20% of 2005 sales estimated in the December 31, 2004 reserve report. As at December 31, 2004 Innova had the following assets in Alberta:

- 160 (29.4 net) gas wells, plus 8 (2.0 net) suspended gas wells
- 4 (1.0 net) gas plants
- 41 (3.8 net) oil wells
- 3 (0.6 net) oil batteries
- Proved reserves: 5.37 bcf natural gas, 44 mboe medium crude, and 56mboe liquids
- Proved plus probable reserves: 7.15 bcf natural gas, 60mboe medium crude, and 80mboe liquids

- 81,850 (30,884 net) acres of undeveloped land

Armada, Alberta – Operated Producing Gas Property

• 2004 Average Production:	370 boed (100% Gas)
• Production Zones:	Bow Island, Belly River, Ostracod
• Strategy:	Production maintenance
• Land Holdings:	4,485 net acres, 43% undeveloped
• Working Interest:	100%
• 2004 Drilling:	1 (1.0 net) wells, 100% success
• 2004 Facilities:	New 5 mmcfd gas plant (70% WI)
• 2005 Plans:	Drill 4 (4 net) wells 2 firm, 2 contingent wells
• Key Features:	Innova's largest producing property Operated, sweet gas, low costs

Parkland, Alberta – Non-Operated Producing Gas Property

• 2004 Average Production:	250boed (96% Gas, 4% NGL)
• Production Zones:	Cutbank, Glauconite
• Strategy:	Production maintenance
• Land Holdings:	2,560 net acres, 15% undeveloped
• Working Interest:	4% - 23%
• 2004 Drilling:	2 (0.4 net) wells, 100% success
• 2005 Plans:	Drill 1 (0.2 net) firm well
• Key Features:	Low operating cost property Low decline sweet gas

Chip Lake, Alberta – Non-Operated Producing Oil and Gas Property

• 2004 Average Production:	270 boed (77% Gas 23% Oil & NGL)
• Production Zone:	Rock Creek
• Strategy:	Production maintenance
• Land Holdings:	3,920 net acres, 75% undeveloped
• Working Interest:	31% - 37.5%
• 2004 Drilling:	6 wells (2.1 net), 50% success
• Farmed out one well:	Dry and abandoned
• 2004 Facilities:	Equipped and flow lined 2 wells
• 2005 Plans:	Drill 2 (0.7 net) contingent wells Tie-in 1 (0.4) well in Q2-2005
• Key Features:	Liquids rich sweet gas Low operating costs

British Columbia

The Corporation has properties in Blair and Chowade. Both of these areas are approximately 130 kms Northwest of Fort St. John. The Corporation explores for sweet natural gas at depths between 1,000 and 1,600 meters. No individual property represents more than 20% of 2005 sales from the December 31, 2004 reserve report. As at December 31, 2004 Innova had the following assets in British Columbia:

- 1 (0.2 net) gas well, plus 3 (0.9 net) suspended gas wells
- Proved reserves: 1.06 bcf natural gas
- Proved plus probable reserves 3.94 bcf natural gas
- 26,685 (21,737 net) acres of undeveloped land

- 27,495 acres of undeveloped farm in lands for which the Corporation plans to earn a 50% working interest subject to a 15% GOR, or a 30% working interest with no GOR depending on casing point election(s).

Blair, British Columbia

In 2004 Innova acquired a significant land base totalling more than 26,000 (21,000 net) acres and participated in recompleting one well and drilling three new field and new pool exploratory discovery gas wells in the Blair area. One well was tied in and on production in late December at over 2.0 mmcfd. The other 3 wells will be tied-in and are expected to be on production at facility restricted rates by the second quarter of 2005. Innova is using detailed and regional geological mapping as well as 2D and 3D seismic to identify drilling targets. The Corporation initiated and is shooting a major 50 square mile 3D seismic program to follow up on its discoveries in this area. The seismic program was started in December of 2004 and is expected to be completed, ready for processing in March of 2005. Thirteen wells are budgeted in the Blair area as follow-ups to the 2004 discoveries. A new 24 mmcfd gas plant is in the planning stage with construction to be completed by September 2005. Innova has nominated for 12 mmcfd of the capacity of this new plant and it is anticipated that the Blair area will be a major growth area for gas production in 2005.

Chowade, British Columbia

In 2004, Innova negotiated a large operated 50% working interest farmin deal totalling more than 27,000 (13,000 net) acres in the Chowade area just south of Blair. Evaluation of the Chowade area will commence with the drilling of 3 budgeted exploratory wells in 2005. These wells are twins of previously drilled wells with bypassed gas zones. Innova has a 50% working interest and is operator of this farmin area.

Texas

The Corporation has non-operated minor properties at Pandura consisting of 2 (0.4 net) natural gas wells held in a wholly-owned subsidiary. The Pandura area has proved natural gas reserves of 0.06 bcf and no probable reserves. The Corporation has no further plans in this area.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated December 31, 2004. The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is March 14, 2005.

Disclosure of Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon an evaluation by McDaniel & Associates Ltd. ("**McDaniel**") with an effective date of December 31, 2004 contained in a report of McDaniel dated February 8, 2005 (the "**McDaniel Report**"). The Reserves Data summarizes the oil, liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("**NI 51-101**"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. Innova engaged McDaniel to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Corporation's reserves are "onshore" and in Canada except de minimis holdings in Texas.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
CONSTANT PRICES AND COSTS
(including ARTC)

RESERVES CATEGORY	LIGHT AND MEDIUM OIL Gross (Mbbl)	LIGHT AND MEDIUM OIL Net (Mbbl)	NATURAL GAS Gross (MMcf)	NATURAL GAS Net (MMcf)	NATURAL GAS LIQUIDS Gross (Mbbl)	NATURAL GAS LIQUIDS Net (Mbbl)
PROVED						
Developed Producing	684.8	579.9	4,990.7	3,697.3	53.0	33.5
Developed Non-Producing	64.3	59.7	1,398.9	1,013.9	1.2	0.8
Undeveloped	250.0	190.0	78.0	57.5	0.4	0.3
TOTAL PROVED	991.1	829.5	6,467.5	4,768.6	54.6	34.6
PROBABLE	407.6	335.3	4,656.7	3,529.6	23.8	14.8
TOTAL PROVED PLUS PROBABLE	1,406.7	1,164.8	11,124.3	8,298.2	78.4	49.4

Note:
(1) The Corporation did not have material heavy oil reserves at December 31, 2004.

NET PRESENT VALUES OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED										
Developed Producing	38.6	34.4	31.2	28.6	26.5	38.6	34.4	31.2	28.6	26.5
Developed Non-Producing	5.9	5.1	4.5	4.0	3.6	5.9	5.1	4.5	4.0	3.6
Undeveloped	1.7	1.1	0.6	0.2	-	1.2	0.7	0.3	-	(0.2)
TOTAL PROVED	46.2	40.6	36.3	32.9	30.1	45.7	40.2	36.0	32.7	30.0
PROBABLE	25.5	19.7	15.8	13.0	10.9	16.9	12.8	10.2	8.3	7.0
TOTAL PROVED PLUS PROBABLE	71.7	60.3	52.0	45.9	41.0	62.6	53.1	46.2	41.0	36.9

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (MM$)	ROYALTIES, NET OF ARTC (MM$)	OPERATING COSTS (MM$)	DEVELOPMENT COSTS (MM$)	WELL ABANDONMENT COSTS (MM$)	FUTURE NET REVENUE BEFORE INCOME TAXES (MM$)	INCOME TAXES (MM$)	FUTURE NET REVENUE AFTER INCOME TAXES (MM$)
Proved Reserves	87.1	20.7	13.9	4.6	1.8	46.2	0.5	45.7
Proved Plus Probable Reserves	136.8	33.0	21.5	8.8	1.9	71.7	9.1	62.6

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (MM$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	13.4
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	21.4
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	18.4
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	31.9

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
FORECAST PRICES AND COSTS
(including ARTC)

RESERVES CATEGORY	LIGHT AND MEDIUM OIL Gross (Mbbl)	LIGHT AND MEDIUM OIL Net (Mbbl)	NATURAL GAS Gross (MMcf)	NATURAL GAS Net (MMcf)	NATURAL GAS LIQUIDS Gross (Mbbl)	NATURAL GAS LIQUIDS Net (Mbbl)
PROVED						
Developed Producing	686.5	580.9	4,990.6	3,697.4	53.0	33.5
Developed Non-Producing	64.0	59.1	1,404.8	1,017.8	1.2	0.8
Undeveloped	250.0	190.0	78.0	57.5	0.4	0.3
TOTAL PROVED	1,000.5	830.0	6,473.4	4,772.6	54.5	34.6
PROBABLE	407.6	332.1	4,666.6	3,531.9	24.4	14.8
TOTAL PROVED PLUS PROBABLE	1,407.3	1,162.1	11,126.5	8,304.5	78.3	49.4

Note:
(1) The Corporation did not have material heavy oil reserves at December 31, 2004.

NET PRESENT VALUES OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED										
Developed Producing	36.6	33.1	30.3	28.0	26.1	36.6	33.1	30.3	28.0	26.1
Developed Non-Producing	5.4	4.7	4.2	3.7	3.4	5.4	4.7	4.2	3.7	3.4
Undeveloped	1.4	0.8	0.4	0.1	(0.1)	1.4	0.8	0.4	0.1	(0.1)
TOTAL PROVED	43.3	38.6	34.9	31.9	29.5	43.3	38.6	34.9	31.9	29.5
PROBABLE	22.2	17.3	13.9	11.5	9.7	15.2	11.6	9.2	7.5	6.3
TOTAL PROVED PLUS PROBABLE	65.6	55.9	48.8	43.4	39.2	58.5	50.2	44.1	39.4	35.7

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (MM$)	ROYALTIES (MM$)	OPERATING COSTS (MM$)	DEVELOPMENT COSTS (MM$)	WELL ABANDONMENT COSTS (MM$)	FUTURE NET REVENUE BEFORE INCOME TAXES (MM$)	INCOME TAXES (MM$)	FUTURE NET REVENUE AFTER INCOME TAXES (MM$)
Proved Reserves	85.8	20.4	15.3	4.7	2.2	43.3	-	43.3
Proved Plus Probable Reserves	133.3	32.3	24.2	8.9	2.3	65.6	7.1	58.5

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (MM$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	13.5
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	20.0
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	18.3
	Heavy Oil (including solution gas and other by-products)	- 0.1
	Natural Gas (including by-products but excluding solution gas from oil wells)	28.9

Pricing Assumptions

The following sets forth the benchmark reference prices, as at December 31, 2004, reflected in the Reserves Data. These price assumptions were provided to the Corporation by McDaniel, the Corporation's independent qualified reserves evaluator.

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004
CONSTANT PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	EXCHANGE RATE[1] ($US/$Cdn)
Historical[2]					
2004	43.45	46.41	6.62	35.3	0.77

Notes:
(1) The exchange rate used to generate the benchmark reference prices in this table.

(2) December 2004 average.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2004
FORECAST PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast							
2005	42.00	49.60	43.50	6.45	37.20	2.0	0.830
2006	39.50	46.60	40.90	6.20	35.10	2.0	0.830
2007	37.00	43.50	38.20	6.05	33.00	2.0	0.830
2008	35.00	41.10	36.00	5.80	31.20	2.0	0.830
2009	34.50	40.50	35.50	5.70	30.80	2.0	0.830
Thereafter	34.30 to 45.30	40.20 to 53.10	35.30 to 46.60	5.60 to 7.50	30.50 to 40.40	2.0	0.830

Notes:
(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2004 were $7.03/mcf for natural gas, and $ 46.56/bbl for crude oil and natural gas liquids.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
CORPORATION NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			NATURAL GAS LIQUIDS			ASSOCIATED AND NON-ASSOCIATED GAS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)[3]	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31, 2003[1][2]	11.9	3.1	15.0	22.6	7.4	30.0	3933.9	1,314.8	5,248.7
Extensions & Improved Recovery	-	-	-	1.4	0.4	1.8	235.0	100	335.0
Technical Revisions	4.9	8.0	12.9	11.0	(2.2)	8.8	1,115.0	(54.9)	1,060.1
Discoveries	478.0	185.0	663.0	9.0	9.2	18.2	1,125.0	2,195.0	3,320.0
Acquisitions	480.2	136.0	616.2	0.8	0.1	0.9	135.0	25.0	160.0
Dispositions	-	-	-	2.0	0.1	2.1	270.0	35.0	305.0
Economic Factors	-	-	-	1.8	-	-	248.70	(13.0)	235.7
Production	145.0	-	145.0	10.0	-	10.0	1,750.0	-	1,750.0
December 31, 2004[2]	830.0	332.1	1,162.1	34.6	14.8	49.4	4,772.6	3,531.9	8,304.5

Note:
(1) The evaluation as at December 31, 2003 included the McDaniel and Associates evaluation of reverse takeover acquirer's (IEL) properties.
(2) Innova did not have material heavy oil reserves at December 31, 2003 or December 31, 2004.
(3) The opening balance for the Net Probable Light and Medium Oil is less than the Technical Revisions due to a reassessment of certain wells in 2004 resulting in a reserve increase due to improved well performance.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2004 (M$)
Estimated Future Net Revenue at Beginning of Year	13,412
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(9,900)
Net Change in Prices, Production Costs and Royalties Related to Future Production	4,422
Changes in Previously Estimated Development Costs Incurred During the Period	17,794
Changes in Estimated Future Development Costs	(21,902)
Extensions and Improved Recovery	925
Discoveries	13,300
Acquisitions of Reserves	9,000
Dispositions of Reserves	(1,000)
Net Change Resulting from Revisions in Quantity Estimates	4,941
Accretion of Discount	1,767
Net Change in Income Taxes	3,250
Miscellaneous Changes	-
Estimated Future Net Revenue at End of Year	36,009

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to the Corporation in the most recent five financial years.

Proved Undeveloped Corporation Gross Remaining Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)	MBOE
2003	-	-	-	-	-
2004	250.0	-	78.0	0.4	263.4

Probable Undeveloped Corporation Gross Remaining Reserves

Year	Light and Medium Oil (Mbbl)	Heavy Oil (Mbbl)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbl)	MBOE
2003	-	-	-	-	-
2004	100.0	-	2,125	-	454.2

The Corporation's undeveloped oil reserves are located in Pheasant, Saskatchewan properties, proved undeveloped natural gas reserves are located in Parkland, Alberta, and probable undeveloped natural gas reserves are located in Blair, British Columbia. The Corporation has plans to develop the reserves in 2005 in each of these areas, and the future development costs have been included in the December 31, 2004 reserves report.

Significant Factors or Uncertainties

For details of important economic factors and significant uncertainties that may affect the components of the reserves data disclosed in this Statement, see "Management's Discussion and Analysis", "Industry Conditions" and "Risk Factors".

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs (MM$)				Constant Prices and Costs (MM$)	
	Proven Reserves		Proved Plus Probable Reserves		Proved Reserves	
	0%	10%	0%	10%	0%	10%
2005	4.7	4.5	8.9	8.5	4.6	4.4
Thereafter	-	-	-	-	-	-

The Corporation's source of funding for the future development cost of the Corporation's reserves will be derived from a combination of working capital, cash flow, debt and possibly new equity. The Corporation does not anticipate that the cost of funding referenced above will materially affect the Corporation's disclosed reserves and future net revenues or will make the development of any of the Corporation's properties uneconomic.

Other Oil and Gas Information

Oil and Gas Wells

The following table sets forth, as at December 31, 2004, the number and status of wells in which the Corporation owned a working interest which were producing or which the Corporation considered to be capable of producing.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
British Columbia	-	-	-	-	1	0.2	3	0.9
Alberta	41	3.8	-	-	160	29.4	8	2.0
Saskatchewan	56	19.7	5	1.8	-	-	1	1.0
Texas	-	-	-	-	2	0.4	-	-
Total	97	23.5	5	1.8	163	30.0	12	3.9

The Corporation had 17 (5.7 net) non-producing wells of which 12 (4.3 net) are awaiting disposition or abandonment. The remaining non-productive wells are waiting on surface infrastructure and are expected to produce in 2005 as follows:

- 1 (0.4 net) natural gas well at Chip Lake, Alberta
- 3 (0.9 net) natural gas wells at Blair, British Columbia
- 1 (0.3 net) light oil well at Stoughton, Saskatchewan

Land Holdings

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2004.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
British Columbia	2,122	416	26,865	21,737	28,987	22,153
Alberta	96,495	19,481	81,850	30,884	178,345	50,365
Saskatchewan	9,714	2,846	56,872	23,680	66,586	26,526
Total	108,331	22,743	165,587	76,301	273,918	99,044

There are no material work commitments on the undeveloped land holdings disclosed above.

The Corporation expects that rights to explore, develop and exploit 1,970 net acres of its undeveloped land holdings will expire by December 31, 2005.

In addition to the land listed above, the Corporation has a 27,495 acre farmin agreement with an industry partner at Chowade, British Columbia (the "Chowade Farmin"). Under the terms of the Chowade Farmin, Innova can earn an interest (50% interest, subject to a 15% GOR, or 30% and no GOR, at the election of its partner) by drilling in these lands (two sections for each of the first two wells, and one section for each subsequent well). The Chowade Farmin requires Innova to initiate exploration activity on these lands by August 31, 2005 and has an initial two well commitment, followed by a series of single well commitments.

Forward Contracts

In the normal course of business Innova is obligated to make future payments. These obligations represent contracts and other commitments that are known to the Corporation and that it is typically unable to avoid or cancel.

Payments Due ($000s):

	2005	2006	2007	2008	2009	Future
Mineral lease rentals (gross)	379,606	340,629	325,239	300,361	247,695	247,695
Surface lease rentals (gross)	93,911	93,911	91,094	88,361	85,710	83,139
	473,517	434,540	416,333	388,722	333,405	330,834

Other than as disclosed above, Innova is not bound by any agreement (including any transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil and gas. Innova's transportation obligations and commitments for future physical deliveries of oil and gas do not exceed Innova's expected related future production from its proved reserves, estimated using forecast prices and costs.

Additional Information Concerning Abandonment and Reclamation Costs

On January 1, 2004, the Corporation changed its accounting policy with respect to accounting for asset retirement obligations. Canadian Institute of Chartered Accountants Handbook Section 3110, which is essentially the same as the American Financial Accounting Standards Board's Statement No. 143 "Accounting for Asset Retirement Obligations", requires the fair value of asset retirement obligations to be recorded when they are incurred. This requires an estimate to be made of the future costs of retiring the asset at the point in time the asset is acquired, rather than merely accumulating or accruing future estimates of cost over the useful life of the respective assets.

The Corporation, under the current policy, is required to provide for future removal and site restoration costs. The Corporation must estimate these costs based on previous experience of management and in accordance with existing laws, contracts or other policies. These estimated costs are charged to earnings and the appropriate liability account over the expected service life of the asset. When the future removal and site restoration costs cannot be reasonably determined, a contingent liability may exist. Contingent liabilities are charged to earnings when management is able to determine the amount and the likelihood of the future obligation.

As at December 31, 2004, the Corporation expected to incur abandonment and/or reclamation costs on 60.7 net wells. The total amount of such costs expected to be incurred was $3.4 million (undiscounted) and $1.8 (discounted at 10%), which represents the total of such liability, regardless of whether the wells were assigned reserves or not. During the next three years the Corporation expects to pay $0.3 million in abandonment and/or reclamation costs. Of the $1.8 million (discounted at 10%) of abandonment and/or reclamation costs discussed above, $0.6 million was not deducted as abandonment and/or reclamation costs in estimating the future net revenue disclosed elsewhere herein.

Tax Horizon

Innova is not required to pay income taxes for 2004. Based on existing tax pools, a strategy of re-investing fully all internally generated cash flow in an exploration and development program and based on the commodity prices used in the McDaniel Report, Innova estimates that it will not be required to pay income taxes until after 2005.

Costs Incurred

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation's activities for the year ended December 31, 2004:

Property acquisition costs ($ millions)	
Proved properties	0.4
Undeveloped properties	5.8
Exploration costs	14.4
Development costs	6.5
Total	27.1

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended December 31, 2004:

	Exploratory		Development	
	Gross	Net	Gross	Net
Light and Medium Oil	14	5.9	2	1.0
Natural Gas	17	5.7	1	0.2
Service	-	-	1	0.3
Dry	4	1.6		
Total:	35	13.2	4	1.5

Innova plans to spend approximately 60% to 70% of its 2005 capital budget on higher risk/high reward exploration projects and 30% to 40% on other exploration and low to medium risk development projects. The Corporation prefers to have a lower working interest (less than 50%) in the high risk exploration projects and a higher working interest (50% or greater) in other exploration and low to medium risk development projects. In 2005 much of the Corporation's exploration will be focused on Southeast Saskatchewan light oil and Northeast British Columbia sweet natural gas. Development activities will be undertaken in the all three western Canadian provinces.

Production Estimates

The following table sets out the gross volume of the Corporation's production estimated for the year ended December 31, 2005 which is reflected in the estimate of future net revenue of the proved plus probable reserves disclosed in the tables contained under "- Disclosure of Reserves Data". The Corporation has no fields that account for 20% or more of the Corporation's reserves report 2005 estimated production.

2005	Light and Medium Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)
	695	6900	65	1,910

Note:
(1) The Corporation did not have any material heavy oil reserves at December 31, 2004.

Prices Received And Capital Expenditures

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2004			
	Dec. 31	Sept. 30	June 30	Mar. 31
(6:1)				
Average Daily Production				
Crude Oil and liquids (Bbls/d)	733	627	432	102
Gas (Mmcf/d)	6,215	5,511	5,891	5,284
Combined (BOE/d)	1,769	1,545	1,414	983
Average Price Received				
Crude Oil and liquids ($/Bbls)	44.77	49.32	47.24	39.49
Gas ($/Mcf)	6.86	6.50	7.87	6.86
Combined ($/BOE)	42.67	43.20	47.23	41.01
Royalties				
Crude Oil and liquids ($/Bbls)	8.51	10.01	12.52	14.65
Gas ($/Mcf)	1.94	2.37	1.75	2.69
ARTC ($/BOE)	(0.22)	(0.14)	(2.02)	(2.46)
Combined ($/BOE)	10.16	12.40	9.07	13.53
Operating expenses				
Crude Oil and liquids ($/Bbls)	8.39	6.56	8.48	5.00
Gas ($/Mcf)	0.99	0.76	1.25	0.83
Combined ($/BOE)	6.97	5.35	7.80	5.00
Netback Received				
Crude Oil and liquids ($/Bbls)	27.87	32.75	26.24	19.84
Gas ($/Mcf)	3.93	3.37	4.87	3.34
ARTC ($/BOE)	0.22	0.14	2.02	2.69
Combined ($/BOE)	25.57	25.46	30.34	22.50

Note:
(1) The Corporation did not have any material heavy oil production during 2004.

For the year ended December 31, 2004, approximately 67% of Innova's gross revenue was derived from natural gas production (95% in 2003), 31% of Innova's gross revenue was derived from crude oil production (1% in 2003) and 2% was derived from NGLs (4% in 2003).

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect Innova's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Innova is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The lack of firm pipeline capacity may limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems may limit oil exports.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro rationing of capacity on inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements except as permitted in enforcement of countervailing and antidumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "**Technical Paper**"). In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that the Corporation will be required to include in federal taxable income will be 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Alberta

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24-month, 8,000 m^3 exemption is available to production from a reactivated well that has not produced for: (i) a 12-month period, if resuming production in October, November or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993 or later. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. In general, the ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a Corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Innova from being eligible for the ARTC program.

Oil and natural gas royalty holidays and royalty reductions for specific wells reduce the amount of Crown royalties paid by the Corporation to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. Both of these incentives have the effect of increasing the net income of producers.

British Columbia

Producers of oil and natural gas in the Province of British Columbia are also required to pay annual rental payments in respect of the Crown Leases and royalties and freehold production and taxes in respect of oil and gas produced from Crown and Freehold Lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil, the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8%.

On May 30, 2003, the Ministry of Energy and Mines for British Columbia announced an oil and gas development strategy for the Heartlands (the "Strategy"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service-sector opportunities.

Some of the financial incentives in the Strategy include:

- royalty credits of up to $30 million annually towards the construction, upgrading and maintenance of road infrastructure and support of resources, exploration and development. Funding will be contingent upon an equal contribution from industry.

- changes to provincial royalties, new royalty rates for low-productivity natural gas to enhance marginally economic resources, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta) (the "**APEA**"), which came into force on September 1, 1993 and the *Oil and Gas Conservation Act* (Alberta) (the "**OGCA**"). The APEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations and significantly increase penalties. Innova is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws and regulations. Innova also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East. Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also declines.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol (ratified by the Government of Canada in 2002) will have on the sector. Generally during the past year, the economic recovery combined with increased commodity prices have caused an increase in new equity financings in the oil and gas industry. The Corporation must compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

RISK FACTORS

Innova's securities should be considered highly speculative due to the nature of Innova's business. An investor should consider carefully the risk factors set out below. In addition, investors should carefully review and consider all other information contained or incorporated by reference in this Annual Information Form before making an investment

decision. An investment in securities of the Corporation should only be made by persons who can afford a significant or total loss of their investment.

Oil and gas operations involve many risks that even a combination of experience and knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Innova's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

The petroleum industry is competitive in all its phases. Innova competes with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Innova's competitors include oil and gas companies that have substantially greater financial resources, staff and facilities than those of Innova. Innova's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions". The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

In December 2002 the Government of Canada ratified and signed the Kyoto Protocol. This protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 levels during the period between 2008 and 2012. Implementation of the Kyoto Protocol is expected to affect the operation of all industries in Canada, including the oil and gas industry. Such effects may include increased operating and capital expenditures and reduction in the production of crude oil and natural gas. As details of the implementation of the Kyoto Protocol have yet to be announced, the effect on Innova cannot be determined at this time.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation 's financial condition, results of operations or prospects. See "Industry Conditions – Environmental Regulation".

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. Innova's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Innova may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Innova's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of Innova's reserves. Innova might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Innova's net production revenue causing a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to Innova are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could further reduce the Corporation's borrowing base, therefore reducing the bank credit available to Innova, and could require that a portion of the Corporation's bank debt be repaid.

Innova anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations, will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. Moreover, future activities may require the Corporation to alter its capitalization significantly. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on Innova's financial condition, results of operations or prospects.

Innova's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Innova's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

From time to time Innova may enter into transactions to acquire assets or the shares of other Corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favorable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of Innova's indebtedness from time to time could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Innova uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from the Corporation's proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Innova will not benefit from the fluctuating exchange rate.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although Innova maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Innova could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent Innova is not the operator of its oil and gas properties, Innova will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title reviews will generally be conducted prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat Innova's claim which could result in a reduction of the revenue received by Innova.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Corporation. The reserve and cash flow information set forth in this Annual Information Form represent estimates only. McDaniel has independently evaluated the reserves and estimated future net cash flow from the Corporation's properties. This evaluation includes a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the evaluation was prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from the evaluation, and such variations could be material. The foregoing evaluation is based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the evaluation.

Certain directors of Innova are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Conflicts of Interest".

Innova's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Innova. Innova does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Innova will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

DESCRIPTION OF CAPITAL STRUCTURE

Innova is authorized to issue an unlimited number of first preferred shares ("**First Preferred Shares**"), an unlimited number of second preferred shares ("**Second Preferred Shares**"), an unlimited number of special shares, issuable in series ("**Special Shares**") of which there has been designated an unlimited number of cumulative, convertible, redeemable, non-voting special shares, series 1 ("**Special Shares, Series 1**"), and an unlimited number of common shares ("**Common Shares**"), each having the rights, privileges, restrictions and conditions described below. A copy of the Corporation's constating documents, including the full text of its share provisions, may be viewed on SEDAR at *www.sedar.com*.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of Innova and to one vote in respect of each Common Share held at all such meetings. Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares and any other class of shares ranking senior to the Common Shares, the holders of the Common Shares are entitled to receive and participate rateably in any dividends declared by the board of directors of Innova. Subject to the rights of the holders of the First Preferred Shares and the Second Preferred Shares and any other class of shares ranking senior to the Common Shares, in the event of the liquidation, dissolution or winding-up of Innova or other distribution of the assets of Innova among its shareholders for the purposes of winding up its affairs, the holders of the Common Shares shall participate rateably in the distribution of the assets of Innova.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the board of directors is authorized to fix, from time to time, for issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of First Preferred Shares. The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of Innova, whether voluntary or involuntary, or any other distribution of the assets of Innova among its shareholders for the purpose of winding-up its affairs, rank on a parity with the First Preferred Shares of every other series and to be entitled to preference over the Second Preferred Shares, the Common Shares and to any other class ranking junior to the First Preferred Shares.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the board of directors is authorized to fix, from time to time before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Second Preferred Shares. The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of Innova, whether voluntary or involuntary, or any other distribution of the assets of Innova among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Second Preferred Shares of every other series and to be entitled to preference over the Common Shares and to any other class ranking junior to the Second Preferred Shares.

Special Shares

Special Shares may be issued from time to time in one or more series in such number, and having such designation, rights, privileges, restrictions and conditions, including, without limiting the generality of the foregoing, voting rights, the rate or amount of dividends or the method of calculating dividends, whether cumulative or non-cumulative, the date(s) and place(s) of payment thereof, the redemption, purchase for cancellation and/or conversion rights and prices and terms and conditions of redemption, purchase and/or conversion (if any), any share purchase plan or sinking fund or other provisions and the restrictions (if any) respecting payment of dividends on any shares ranking junior to the special shares, as may be determined by the Board of Directors.

If any cumulative dividends, whether or not earned or declared, declared non-cumulative dividends, or amounts payable on the return of capital in respect of a series of special shares are not paid in full, all series of Special Shares shall participate rateably in respect of accumulated cumulative dividends, declared non-cumulative dividends, and amounts payable on return of capital.

In the event of the dissolution, liquidation or winding up of Innova, whether voluntary or involuntary, or any other return of capital or distribution of assets for the purpose of winding up Special Shares of each series will rank on parity with the Special Shares of every other series and be entitled to preference over any other shares of Innova ranking junior to the Special Shares.

Special Shares of any series may be made convertible into Innova Shares.

Special Shares, Series 1

Payment of Dividends

Holders of Special Shares, Series 1 shall be entitled to receive, and Innova shall pay thereon, as and when declared by the Board of Directors out of moneys of Innova properly applicable to the payment of dividends, cumulative preferential cash dividends at a rate of $0.184 per share per annum (8%) payable annually on December 31 in each year (the "Dividend Payment Date") commencing on December 31, 1994.

In any case where dividends are payable in respect of a Special Share, Series 1 for a period (the "Short Payment Period") that ends on a date other than a Dividend Payment Date, a dividend shall be paid in respect of that Special Share, Series 1 for that period in an amount equal to the proportionate period of the year to the date the dividend is declared.

Dividends shall accrue from the date of issue of Special Shares, Series 1 and thereafter shall accrue on a day to day basis. All cumulative dividends which the directors may declare shall be declared and paid in equal amounts per share on all Special Shares, Series 1 at the time outstanding.

Voting Rights

Except as otherwise provided by law, the holders of the Innova Special Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of Innova and shall not be entitled to vote at any such meeting.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of Innova, whether voluntary or involuntary, or any other return of capital or distribution of assets of Innova among its shareholders for the purpose of winding up its affairs, the holders of the Special Shares, Series 1 shall be entitled to receive $2.30 per share together with all accrued and unpaid dividends thereon, whether or not declared, calculated up to but not including the date of payment or distribution before any amount shall be paid to or any property or assets distributed to the holders of any other shares ranking junior to the Special Shares, Series 1. Upon payment to the holders of record of the Special Shares, Series 1 of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Innova.

Conversion Rights

The Special Shares, Series 1 are convertible into Innova Shares at any time at the option of the holder thereof on the basis of 0.0227 Innova Shares for each Special Share, Series 1 converted.

Redemption

Innova may, at its option, redeem for cash the Special Shares, Series 1 in whole or in part on not less than 30 days' prior notice, at a price of $2.30 per share, plus accrued and unpaid dividends thereon up to but excluding the date of redemption.

Restrictions on Dividends and Retirement of Innova Special Shares

So long as any of the Special Shares, Series 1 are outstanding, Innova shall not, without the prior sanction of the holders thereof given as hereinafter specified:

(a) declare, pay or set aside for payment any dividends on the Innova Shares, or any other shares of Innova ranking junior to the Special Shares, Series 1 (other than stock dividends on any shares of Innova ranking junior to the Special Shares, Series 1 which are dividends paid in the ordinary course);

(b) redeem, purchase or otherwise retire for value or make any capital distribution on, or in respect of, the Innova Shares or any other shares of Innova ranking junior to the Innova Special Shares except out of the net cash proceeds of a substantially concurrent issue of shares of Innova ranking junior to the Innova Special Shares;

(c) redeem or purchase any shares of Innova ranking on a parity with the Innova Special Shares; or

(d) issue any shares ranking in priority to the Innova Special Shares;

unless all dividends up to and including the dividends payable on the last preceding dividend payment date on all Special Shares, Series 1 and all shares ranking on a parity with, or in priority to, the Special Shares, Series 1 with respect to payment of dividends then outstanding, shall have been declared and paid or made available for payment at the date of any such action referred to in the foregoing subclauses (a), (b), (c) and (d).

Modification of Series

The provisions attaching to the Special Shares, Series 1, may be amended only with the prior approval of the holders in addition to such other approval as may be required by the ABCA.

The approval of all amendments to the provisions attaching to the Special Shares, Series 1 may be given by a resolution passed by an affirmative vote of at least 66⅔% of the votes cast by holders of Special Shares, Series 1 at a meeting at which the holders of a majority of the outstanding Special Shares, Series 1 are present or represented by proxy or, if no quorum is present at such meeting, by an affirmative vote of at least 66⅔% of the votes cast by holders of Special Shares, Series 1, at an adjournment thereof.

MARKET FOR SECURITIES

Innova's Common Shares are listed on the TSX under the symbol "IXL". The price ranges and volume traded on the TSX during each month of 2004 is set forth below.

	High	Low	Volume (000s)
2004			
January [(1)]	3.71	2.16	238
February [(1)]	3.97	2.47	253
March [(1)]	3.04	2.56	315
April 1 – 21 [(1)]	2.91	2.56	775
April 22- 30	2.95	2.55	1,375
May	3.05	2.50	926
June	2.60	2.25	412
July	2.60	2.30	439
August	2.60	2.27	377
September	2.95	2.26	916
October	3.11	2.81	2,322
November	3.80	2.81	2,218
December	4.00	3.35	1,454

Note:

(1) From the beginning of 2004 until April 22, 2004, the Corporation's common shares traded under the name "Troutline Investments Inc.", trading symbol "TXX". On April 22, 2004 the Innova Shares of the Corporation began trading under the Innova name on a consolidated basis (8.8235 old Troutline common shares for each Innova Share).

DIVIDEND POLICY

The Corporation's current policy is to retain profits for future growth. As a result, no dividends have been paid on Innova shares during the three most recently completed financial years. The Corporation's dividend policy is reviewed periodically by the Board of Directors and is subject to change, depending on earnings of the Corporation, financial requirements and other factors, as appropriate. As at the date hereof, the Corporation does not intend to change its dividend policy.

The Corporation is restricted from paying dividends on any of its shares, unless and until it has paid all cumulative dividends up to and including the last year end having been declared and paid on its Special Shares, Series 1 (See "Description of Share Capital, Special Shares, Series 1", above).

SELECTED FINANCIAL INFORMATION

Reference is made to the information under the heading "Summary Highlights" contained at pages 2 and 3 of the Corporation's 2004 Annual Report, filed with the Corporation's audited financial statements for the period ended December 31, 2004, which information is incorporated herein by reference and is available at *www.sedar.com*.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Corporation's Management Discussion and Analysis (contained at pages 30 through 53 of the Corporation's 2004 Annual Report), filed with the Corporation's audited consolidated financial statements for the period December 31, 2004, is incorporated herein by reference and is available at *www.sedar.com*.

HUMAN RESOURCES

Innova had 17 full-time employees at December 31, 2004, all of which are located at the Corporation's head office in Calgary.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information in respect of Innova's directors and executive officers.

Name and Municipality of Residence	Positions and Offices Held	Principal Occupations During the Five Preceding Years	Period of Service as Director
Kevin J. Gibson Okotoks, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of Innova since November 2000. Prior thereto, Chairman and President of Western Star Exploration Ltd., a TSX listed oil and gas company.	April, 2004
Daryl S. Fridhandler, Q.C.(1) Calgary, Alberta	Chairman of the Board and Director	Partner, Burnet, Duckworth & Palmer LLP, a Calgary based law firm.	April, 2004
Gabor Jellinek(1) Westmount, Quebec	Director	President of G.J. Holdings Inc., a private investment company.	April, 2004
Edward S. Sampson(2) White Rock, British Columbia	Director	Chairman, President and CEO of Niko Resources Ltd., a TSX listed oil and gas company, since 1996. Also, President of Hummingbird Energy Corp., a private oil and gas company and President of DRS Investments Ltd., a private investment company.	April, 2004
F. Charles Vickers, Jr.(2) Dallas, Texas	Director	President of Greyling Investments, Inc. and Trustee of the Nelson Bunker Hunt Trust Estate – Trust B.	July, 2001
Robert R. Hobbs(1)(2) Calgary, Alberta	Director	Chief Executive Officer and Chief Financial Officer of Surge since July 1, 2000. Prior thereto, President of Plexus Energy Ltd., a public oil and gas company, from 1999 to July 2000. Also, President of R.R. Hobbs Financial Consultants Ltd. from 1983 to present.	April, 2004
Kelly D. Kerr Calgary, Alberta	Vice-President, Finance, Chief Financial Officer and Secretary	Vice-President, Finance and Chief Financial Officer of Innova since September, 2004. Prior thereto, Vice-President, Finance and Chief Financial Officer of TriQuest Energy Corp., a TSX listed issuer, between September, 2002 and February, 2004; and prior to that, he was a Corporate Finance Associate with Rogers & Partners Securities Inc.	N/A

Name and Municipality of Residence	Positions and Offices Held	Principal Occupations During the Five Preceding Years	Period of Service as Director
Stephen M. Gibson Calgary, Alberta	Vice-President, Operations	Vice-President, Operations of Innova since September 2001. Prior thereto, Vice-President, Operations of Benson Petroleum, a TSX listed company.	N/A
Glen A. Tanaka Calgary, Alberta	Vice-President, Corporate Development and Engineering	Vice-President, Corporate Development and Engineering of Innova since February 2003. Prior thereto, Production Manager of Pilot, a private oil and gas company, since November 2000. Prior thereto, Chief Operating Officer of UTS Energy Corporation, a TSX listed company.	N/A
Patrick R. Ward	Vice-President, Exploration	Vice President, Exploration since May, 2004. Co-founder of Chowade Energy Inc. in 2003. Prior thereto, from 1999 to 2003, Manager, Geology and Geophysics with the NCE Resources Group and Petrofund Energy Trust.	N/A
Edward J. Kalthoff	Vice President, Land	Vice President, Land of Innova since September, 2004. Prior thereto, Vice-President, Land of Progress Energy Ltd., a TSX listed issuer.	N/A
Michael R. Smillie	Controller	Controller of Innova since April, 2004; prior thereto consultant to Surge Petroleum Inc. TSX-V from January to April, 2004; prior thereto Controller of Goldray Inc. TSX-V from August, 2000 to December, 2003 and prior thereto, Controller of LWT Services Inc. TSX-V,	N/A

Notes:
(1) Member of the Audit and Reserves Committee.
(2) Member of the Human Resource and Governance Committee.

As at March 14, 2005, the directors and executive officers as a group, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 5.7 million Innova Shares, representing approximately 20.6% of the outstanding Innova Shares.

The term of office of each of the directors expires at the next annual meeting of shareholders of the Corporation to be held on May 12, 2005.

AUDIT AND RESERVES COMMITTEE INFORMATION

Audit and Reserves Committee Mandate and Terms of Reference

The Mandate and Terms of Reference of the Audit and Reserves Committee of the Board of Directors is attached hereto as Schedule "C". The members of the Audit and Reserves Committee are Robert R. Hobbs, Gabor Jellinek and Daryl S. Fridhandler.

Composition of the Audit and Reserves Committee

Prior to any meetings of the Audit and Reserves Committee after Innova's Annual and General Meeting on May 12, 2005 (at which time National Instrument 52 110, Audit Committee, will apply to Innova) all members of the Audit and Reserves Committee will be independent and financially literate.

Relevant Education and Experience

Robert R. Hobbs, the Chairman of the Committee, is a Certified Management Accountant having been granted his designation in 1969. He has held numerous senior financial positions in both private and public companies serving as secretary, controller, treasurer, and vice president of finance and chief financial officer. Mr. Hobbs has been directly and indirectly responsible for the preparation of financial and disclosure documents while in these senior capacities. At present, Mr. Hobbs is the Chairman of the audit committee for both Niko Resources Ltd. (TSX) and Innova.

Gabor Jellinek is a retired businessman who serves as a director of a number of private and public companies. He was formerly a Vice-President of the Seagram Company Ltd., a multi-billion dollar Canadian-headquartered company in the beverage, music and entertainment business. He also has completed post-graduate studies in management at McGill University. Currently he sits on the audit committee of two other public companies (Velan Inc. and Cancor Mines Inc.) addition to being on the audit committee of Innova.

Daryl S. Fridhandler, Q.C., is a lawyer practicing in the area of corporate finance who currently sits on the audit committee of two public companies, and has served on a number of public company audit committees over a period of approximately 15 years. By way of formal related education, he has taken several university level accounting courses as well as several tax law courses.

Pre-Approval of Policies and Procedures

The Audit Committee of the Corporation will consider the pre-approval of permitted services to be performed by the external auditor in each of the following broad categories:

- Tax Services, which includes:
  - Compliance Services
  - Canadian and U.S. Tax Planning Services
  - Commodity Tax Services
  - Executive Tax Services
- Other Services, which include:
  - Valuation Services
  - Information Technology Advisory and Risk Management Services
  - Actuarial Services
  - Forensic and Related Services
  - Corporate Recovery Services
  - Transaction Services
  - Corporate Finance Services
  - Project Risk Management Services
  - Operational Advisory and Risk Management Services
  - Regulatory and Compliance Services

Periodically (e.g. annually), the Audit Committee will update the above list of pre-approved services and pre-approve services that are recurring or otherwise reasonably expected to be provided. The Audit Committee will be subsequently informed quarterly of the services on the list for which the auditor has been actually engaged.

Any additional requests for pre-approval will be addressed on a case-by-case specific engagement basis. The employee making the request will submit the request for service to the Vice President, Finance and CFO. The request for service will include a description of the service, the estimated fee, a statement that the service is not a prohibited service and the reason the Corporation's external auditors are being engaged. Where the aggregate fees are estimated to be less than or equal to $30,000, a recommendation will be submitted by the Vice President, Finance and CFO to the Chairman of the Audit Committee for consideration and approval The full Audit Committee will subsequently be informed of the services, at its next meeting. The engagement may commence upon approval from the Chairman of the Audit Committee. Where the aggregate fees are estimated to be greater than $30,000, a recommendation will be submitted by the Vice President, Finance and CFO to the full Audit Committee for consideration and approval, generally at its next meeting or at a special meeting called for the purpose of approving such services. The engagement may commence upon approval of the full Audit Committee.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Corporation's external auditor in each of the last two fiscal years for audit services were $48,000 in 2004 and $25,000 in 2003.

Audit – Related Fees

The aggregate fees billed and billable in each of the last two fiscal years for assurance related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements that are not reported under "Audit Fees" above were $145,508 in 2004 and $18,500 in 2003. The fees were for assistance in preparation of the Corporation's March 12th information circular and for review engagements for the Corporation's three interim periods in 2004.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation's external auditor for tax compliance, tax advice and tax planning were $66,000 in 2004 and NIL in 2003. These fees were for income tax planning and compliance services.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation's auditors other than services reported above were NIL in 2004 and NIL in 2003.

CONFLICTS OF INTEREST

Certain directors of the Corporation are associated with other companies, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation. Innova is not aware of any existing or potential material conflicts of interest between Innova and any director or officer of Innova.

INTERESTS OF EXPERTS

Other than McDaniel, Innova's independent engineers, and KPMG LLP, the Corporation's auditors, (the "**Experts**"), no person or corporation is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by Innova during, or relating to, Innova's most recently completed financial year, and whose profession or business gives authority to the statement, report or valuation made by the person or corporation.

There are no registered or beneficial interests, direct or indirect, in any securities or other property of Innova or of Innova's associates or affiliates (i) held by the Experts when the Experts prepared the statement, report or valuation, (ii) received by the Experts after the time that the Experts prepared the statement, report or valuation, or (iii) to be received by the Experts. In addition, no director, officer or employee of the Experts is or is expected to be elected, appointed or employed as a director, officer or employee of Innova or of any associate or affiliate of Innova.

LEGAL PROCEEDINGS

There are no material legal proceedings to which Innova is a party or of which any of its property is the subject, nor are any such proceedings known to Innova to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Innova, no person or Corporation that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Innova's outstanding voting securities, and no associate or affiliate of any of the persons or companies referred to above, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Innova other than:

1. during August 2004, the Corporation received the amount owing on a $270,945 receivable from a company controlled by Mr. George Armoyan, a former Director of IEL; and

2. during July 2004, the corporation concluded the sale of its Kutcho Creek Resources Inc. ("Kutcho Creek") mining subsidiary for a fair value of $127,000 cash proceeds after a competitive bidding process. Kutcho Creek held assets related to Troutline's former mining operations. The purchaser is controlled by F. Charles Vickers, Jr., a Director of the Corporation.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, there are no contracts that are material to Innova and that were entered into within the most recently completed financial year, or before the most recently completed financial year, and which are still in effect.

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company is Innova's transfer agent and registrar. The registers of transfers of Innova's Common Shares are located in Calgary, Alberta and Toronto, Ontario.

ESCROWED SECURITIES

To Innova's knowledge, none of its securities are held in escrow or are subject to a pooling agreement.

PRIOR SALES

There is no class of securities of Innova that is outstanding but not listed or quoted on a marketplace.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Innova's securities and securities authorized for issuance under equity compensation plans is contained in Innova's information circular for its annual and special meeting of shareholders to be held on May 12, 2005. Additional financial information is provided in Innova's financial statements and management's discussion and analysis for the financial year ended December 31, 2004.

Innova shall provide to any person, upon request to the Secretary of Innova:

(a) when the securities of Innova are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus,

  (i) one copy of the Annual Information Form of Innova, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form,

  (ii) one copy of the financial statements of Innova for the most recently completed fiscal year together with the accompanying report of the auditor and one copy of the most recent subsequent interim financial statements,

(iii) one copy of the Information Circular – Proxy Statement of Innova in respect of its most recent annual meeting; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided Innova may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Innova.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Innova Exploration Ltd.
900, 407 – 2nd Street S.W.
Calgary, Alberta T2P 2Y3

Phone: (403) 274-7767
Fax: (403) 274-5366

Additional information relating to Innova including the materials listed in the preceding paragraphs may be found on SEDAR at *www.sedar.com* or through the Corporation's website at *www.innovaexploration.com*.

SCHEDULE A

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Innova Exploration Ltd. (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Audit and Reserve Committee of the board of directors of the Corporation has

(c) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(d) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit and Reserve Committee of the board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit and Reserve Committee, approved

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(h) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) Kevin J. Gibson	*(signed) Glen A. Tanaka*
Kevin J. Gibson President and Chief Executive Officer	Glen A. Tanaka Vice-President, Corporate Development and Engineering
(signed) Robert R. Hobbs	*(signed) Daryl S. Fridhandler, Q.C.*
Robert R. Hobbs Director and Chairman of the Audit and Reserve Committee	Daryl S. Fridhandler, Q.C. Director and Member of the Audit and Reserve Committee

March 24, 2005

SCHEDULE B

REPORT ON RESERVES DATA

February 8, 2005

Innova Exploration Ltd.
Suite 900, 407 – 2nd Street S.W.
Calgary, Alberta
T2P 2Y3

Attention: The Board of Directors of Innova Exploration Ltd.

Re: Form 51-101F2
Report on Reserves Data by an Independent Qualified Reserves Evaluator
of Innova Exploration Ltd. (the "Company")

Dear Sir:

To the Board of Directors of Innova Exploration Ltd. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2004. The reserves data consists of the following:

   (a) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs and the related estimated future net revenue; and

   (b) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using constant prices and costs and the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us, for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated, audited and reviewed and reported on to the Company's management:

		Net Present Value of Future Net Revenue $M (before income taxes, 10% discount rate)			
Preparation Date of Evaluation Report	**Location of Reserves**	**Audited**	**Evaluated**	**Reviewed**	**Total**
December 31, 2004	Canada	-	48,810	-	48,810

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report for events and circumstances occurring after the preparation date.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

(signed) P.A. Welch, P.Eng
P. A. Welch, P. Eng.
Executive Vice President

Calgary, Alberta

SCHEDULE C

MANDATE OF THE AUDIT AND RESERVES COMMITTEE

Role and Objective

The Audit and Reserves Committee (the "Committee") is a committee of the Board to which the Board has delegated its responsibility:

(a) in connection with audit and financial matters, oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information;

(b) in connection with oil and gas activities and evaluation reports, the matters set forth herein in respect of certain responsibilities that may be delegated to the Committee in accordance with National Instrument 51-101 ("NI 51-101");

The primary objectives of the Committee are as follows:

1. To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements and reserve evaluation reports of the Corporation and related matters;

2. To provide better communication between directors and external auditors and independent evaluators;

3. To enhance the external auditor's and independent evaluator's independence;

4. To increase the credibility and objectivity of financial reports and reserve evaluation reports; and

5. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors and independent evaluators.

Membership of Committee

6. The Committee shall be comprised of at least three (3) directors of the Corporation none of whom are:

   (a) members of management of the Corporation and all of whom are "unrelated directors" (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") unless the Board shall have determined that the exemption contained in Section 3.6 of MI 52-110 is available and has determined to rely thereon; and

   (b) or have been, during the preceding 12 months:

      (i) an officer or employee of the Corporation or of an affiliate of the Corporation;

      (ii) a person who beneficially owns 10% or more of the outstanding voting securities of the Corporation; or

      (iii) a relative of a person referred to in subparagraphs (i) or (ii), residing in the same home as that person; and

      (iv) are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgment.

7. All of the members of the Committee shall be "financially literate" (as defined in MI 52-110) unless the Board shall determine that an exemption under MI 52-110 from such requirement in respect of any particular member is available and has determined to rely thereon in accordance with the provisions of MI 52-110.

8. The Board shall appoint the Committee Chair, who shall be an unrelated director, from among the members and the Chair shall preside at all meetings of the Committee.

Mandate and Responsibilities of Committee

I. Audit Matters

9. It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

10. It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Corporation's Internal Control Systems:

(a) identifying, monitoring and mitigating business risks; and

(b) ensuring compliance with legal, ethical and regulatory requirements.

11. It is a primary responsibility of the Committee to review the annual and interim financial statements of the Corporation and related management's discussion and analysis ("MD&A") prior to their submission to the Board for approval. The process should include but not be limited to:

(a) reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;

(b) reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(c) reviewing accounting treatment of unusual or non-recurring transactions;

(d) ascertaining compliance with covenants under loan agreements;

(e) reviewing disclosure requirements for commitments and contingencies;

(f) reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

(g) reviewing unresolved differences between management and the external auditors; and

(h) obtain explanations of significant variances with comparative reporting periods.

12. The Committee is to review the financial statements, prospectuses, MD&A, annual information forms ("AIF") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of all other financial information and shall periodically access the accuracy of those procedures.

13. With respect to the appointment of external auditors by the Board, the Committee shall:

(a) recommend to the Board the external auditors to be nominated;

(b) recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall report directly to the Committee;

(c) on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence;

(d) when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(e) review and pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre–approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

14. Review with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries.

15. The Committee shall review risk management policies and procedures of the Corporation (i.e. hedging, litigation and insurance).

16. The Committee shall establish a procedure for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

17. The Committee shall review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of the Corporation.

18. The Committee shall have the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Committee.

II. Reserves Matters

19. It is the responsibility of the Committee to review the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements.

20. It is the responsibility of the Committee to review the Corporation's procedures for providing information to the independent evaluator.

21. The Committee is responsible for meeting, as considered necessary, with management and the independent evaluator, to determine whether any restrictions placed by management affect within the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51 101) (the "Reserves Data") and to review the Reserves Data and the report thereon of the independent evaluator (if such report is provided).

22. It is the responsibility of the Committee to review the appointment of the independent evaluator and, in the case of any proposed change to change the independent evaluator, determine the reason therefor and whether there have been any disputes with management.

23. The Committee is responsible for providing a recommendation to the Board of Directors as to whether to approve the content and/or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith.

24. The Committee is responsible for reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities.

25. The Committee is responsible for generally, reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves.

Meetings and Administrative Matters

26. At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

27. The Chair shall preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee present shall designate from among the members present the Chair for purposes of the meeting.

28. A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board unless otherwise determined by the Committee or the Board.

29. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee during which financial statement and audit matters are to be addressed, unless otherwise excused from all or part of any such meeting by the Chairman or the Committee.

30. The Committee shall meet with the external auditor at least once per year in connection with the preparation of the year end financial statements and at such other times as the external auditor and the Committee consider appropriate.

31. The Committee shall meet with the independent evaluator at least once per year in connection with the preparation of the year-end evaluation report and at such other times or the independent evaluator and the Committee consider appropriate.

32. Agendas, approved by the Chairman, shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

33. The Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

34. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

35. The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation without any further approval of the Board.

36. Any members of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

37. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.

Mandate Review

The Committee shall review at least annually the Committee's Mandate and make recommendations to the Board of any proposed changes.

Approved: April 16, 2004

EXHIBIT 2.2

INNOVA EXPLORATION LTD.

Information Circular - Proxy Statement
for the Annual and Special Meeting
to be held on Thursday, May 12, 2005

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of INNOVA EXPLORATION LTD. (the "Corporation") for use at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting") to be held on the 12th day of May, 2005 at 3:00 p.m. (Calgary time) at the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting. Instruments of Proxy must be received by the Secretary of the Corporation, c/o CIBC Mellon Trust Company, 600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The board of directors of the Corporation (the "Board") has fixed the record date for the Meeting at the close of business on March 23, 2005 (the "Record Date"). Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is provided to beneficial holders of common shares ("Common Shares") of the Corporation who do not hold their Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to ADP. Often Beneficial Shareholders are alternatively provided with a toll-free telephone number to vote their shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction request or a proxy with an ADP sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

At the Meeting, shareholders will be asked to fix the number of directors to be elected at the Meeting at six members and to elect six directors to hold office until the next annual meeting or until their successors are elected or appointed. There are currently six directors of the Corporation, each of whom retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at six members and in favour of the election as directors of the six nominees hereinafter set forth:

Daryl S. Fridhandler, Q.C.	Kevin J. Gibson
Robert R. Hobbs	Gabor Jellinek
Edward S. Sampson	F. Charles Vickers, Jr.

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are set forth below. The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the nominees as of March 22, 2005.

Name, Municipality of Residence and Position with the Corporation	Principal Occupation	Director Since	Number of Common Shares Owned Directly or Indirectly or Controlled
Kevin J. Gibson Okotoks, Alberta President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation since April 2004. Prior thereto, President and Chief Executive Officer of Innova Energy Ltd. from November 2000 to April 2004. Prior thereto, Chairman and President of Western Star Exploration Ltd., a TSX listed oil and gas company.	April 13, 2004	523,557
Daryl S. Fridhandler, Q.C.(1) Chairman of the Board and Director	Partner, Burnet, Duckworth & Palmer LLP, a Calgary based law firm.	April 13, 2004	194,561

Name, Municipality of Residence and Position with the Corporation	Principal Occupation	Director Since	Number of Common Shares Owned Directly or Indirectly or Controlled
Gabor Jellinek[1] Westmount, Quebec Director	President of G.J. Holdings Inc., a private investment company, since July 1999.	April 13, 2004	276,455
Edward S. Sampson[2] White Rock, British Columbia Director	Chairman, President and CEO of Niko Resources Ltd., a TSX listed oil and gas company, since 1996. Also, President of Hummingbird Energy Corp., a private oil and gas company, and President of DRS Investments Ltd., a private investment company.	April 13, 2004	942,251
F. Charles Vickers, Jr.[2] Dallas, Texas Director	President of Greyling Investments, Inc. and Trustee of the Nelson Bunker Hunt Trust Estate – Trust B.	July 13, 2001	3,174,513
Robert R. Hobbs[1][2] Calgary, Alberta Director	President of R.R. Hobbs Financial Consultants Ltd. from 1983 to present. Prior thereto, Chief Executive Officer and Chief Financial Officer of Surge from July 2000 to April 2004. Prior thereto, President of Plexus Energy Ltd., a public oil and gas company.	April 13, 2004	445,119

Notes:

(1) Members of the Audit, Reserves and Environmental Committee.
(2) Members of the Human Resources and Corporate Governance Committee

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to re-appoint the firm of KPMG LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP (or its predecessor) have been the Corporation's auditors since May 8, 2002.

Stock Option Plan - Amendment

The Corporation has a stock option plan (the "Plan") which permits the granting of options ("Options") to purchase Common Shares to directors, officers, employees and consultants of the Corporation and its subsidiary and affiliated companies. The Plan currently limits the number of Common Shares that may be issued on exercise of Options to 2,323,000 Common Shares, of which no Common Shares have been issued on exercise of Options to date, Options to purchase 2,002,500 Common Shares (7.2% of those outstanding as at March 22, 2005) are outstanding and 320,500 Common Shares are available for future grants.

Options granted pursuant to the Plan have a term not to exceed five years and vest in such manner as determined by the Board of Directors of the Corporation. The exercise price of Options granted pursuant to the Plan is determined by the Board of Directors of the Corporation at the time of grant and will be equal to the weighted average trading price of the Common Shares on the Toronto Stock Exchange (or if not listed on the Toronto Stock Exchange, then such other stock exchange as the Common Shares may then be listed and as designated by the Board) for the five trading days immediately prior to the date of grant. Options granted under the Plan are not transferable or assignable other than to personal representatives of the estate of a deceased optionee. The number of Common Shares issuable pursuant to Options granted under the Plan or any other stock compensation arrangements of the Corporation, within a one year period, shall not exceed, in respect of Common Shares issuable to insiders, 10% of the outstanding Common Shares nor, in the case of Common Shares issuable to any one insider, 5% of the outstanding Common Shares.

In order to minimize the level of dilution resulting from the Plan, the Corporation has introduced a "cashless" settlement alternative, whereby the value of the options at the time of exercise may be settled by the optionee surrendering of the options for "Substituted Rights" and the immediate conversion of those rights into Common Shares. The result of the cashless settlement is that dilution is significantly reduced by reducing the number of Shares that are issued under the Plan. As opposed to issuing a number of shares equivalent to the number of Options that have been exercised, the number of shares to be issued is to be determined by the following formula:

$$\text{Number of Common Shares} = \text{Number of Substituted Rights} \times \frac{(\text{Current Price - Exercise Price})}{\text{Current Price}}$$

where:

(a) "Current Price" means the closing price immediately prior to the exercise of the Options; and

(b) "Exercise Price" means the exercise price of the stock option.

By way of illustration, a holder exercising 1,000 options with as Exercise Price of $10.00 per Common Shares when the Current Price is $15.00 per Common Shares would receive, on a "cashless" exercise, 333 Common Shares (1,000 x (15 – 10) /15)).

If an optionholder ceases to be an officer or employee of the Corporation or of a subsidiary or affiliated company for any reason, the optionee has a period of 60 days next succeeding his ceasing to be an officer or employee to exercise options held to the extent that the optionee was entitled to exercise the Options at the date of such cessation.

The Board of Directors may at any time suspend or terminate the Plan and, subject to applicable regulatory approval, may amend or revise the terms of the Plan, provided that no amendment or revision may alter the terms of any Options under the Plan without the consent of such optionholders.

The TSX recently implemented changes to share compensation arrangements for stock option plans. The Corporation is seeking approval to amend its stock option plan in light of the new TSX rules.

The Proposal is to amend the Plan as follows:

1. delete reference to a maximum number of shares issuable or reserved pursuant to the Plan, and provide that the maximum number of Common Shares issuable pursuant to the Plan shall be a "rolling" maximum equal to 10% of the outstanding Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common

Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan;

2. provide that Options may be exercised by a personal representative of a deceased optionee; and

3. amend the Plan to allow for the directors by resolution to amend the Plan without shareholder approval, however, the directors will not be entitled to amend a stock option grant for a stock option held by an insider to lower the exercise price or to extend the expiry date.

The TSX requires that the proposed amended Plan must be approved by shareholders every 3 years.

The Plan would continue to have the following features:

1. directors, officers, employees and consultants, or those of our subsidiaries, are eligible to receive options under the plan;

2. the Plan will provide that the aggregate number of Common Shares reserved for issuance to any one person under the Plan, together with all other share compensation arrangements of the Corporation, must not exceed 5% of the then outstanding Common Shares;

3. the vesting arrangements are within the discretion of the Board, including the vesting of options on change of control;

4. the term of stock option grants are within the discretion of the Board, but cannot be longer than 5 years; and

5. options terminate within a period of time following an optionholder ceasing to be at least one of an employee, director, officer or consultant of the Corporation or a subsidiary.

A copy of the amended Plan is attached to the Information Circular as Schedule "B".

Accordingly, at the Meeting, the following ordinary resolution will be presented:

> "BE IT RESOLVED, as an ordinary resolution of the shareholders of Innova Exploration Ltd. (the "Corporation"), that:
>
> 1. the stock option plan of the Corporation shall be amended as described under the heading "Amendment to Stock Option Plan – New TSX Stock Option Plan Rules" in the Corporation's information circular dated March 22, 2005, which amended Plan is attached thereto as Schedule "B"; and
>
> 2. any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution."

In accordance with the policies of the TSX and the terms of the Plan, the Plan amendments must be approved by a majority of the votes cast at the Meeting on the resolution. Unless otherwise directed, it is management's intention to vote the proxies in the accompanying form in favour of the ordinary resolution to ratify and approve the Plan amendments.

If the Plan amendments are not approved by shareholders of the Corporation, the Board will be required to determine alternate means of compensation for officers, directors, consultants and employees in the event that the Plan does not permit the grant of sufficient options for such purpose.

Shareholder Protection Rights Plan

Approval of Shareholder Protection Rights Plan Agreement

At the Meeting, shareholders will be asked to ratify, confirm and approve the Corporation's new shareholder protection rights plan, the terms and conditions of which are set out in the shareholder protection rights plan agreement dated effective March 22, 2005 (the "Rights Plan") between the Corporation and CIBC Mellon Trust Company (the "Rights Agent"). Capitalized terms not otherwise defined in this section shall have the same meaning ascribed to such terms in the full text of the Rights Plan. A shareholder or any other interested party can obtain a copy of the Rights Plan by contacting Mr. Kelly D. Kerr, Vice-President, Finance and Chief Financial Officer of the Corporation, at Suite 900, 407 - 2nd Street S.W., Calgary, AB T2P 2Y3, Telephone (403) 274-7767.

The Corporation is not aware of any actual or threatened take-over bid for the Common Shares of the Corporation.

Confirmation by Shareholders

The Rights Plan has been adopted by the Board of Directors of the Corporation and will become effective, when ratified by shareholders, on May 12, 2005.

The policies of The Toronto Stock Exchange require, among other things, that the Rights Plan be ratified and approved by a majority of the votes cast by shareholders of the Corporation at the Meeting, excluding shareholders who may be exempted from the operation of the Rights Plan if the holder's percentage shareholding exceeds the Rights Plan's triggering ownership threshold (an "Exempted Shareholder") and such Exempted Shareholder's associates, affiliates and insiders (as those terms are defined in the *Securities Act* (Ontario)).

If the Rights Plan is not confirmed by a majority of the votes cast by the shareholders at the Meeting, the Rights Plan and the Rights will be rescinded or otherwise terminated and cancelled and be void and of no further force and effect. As of the date hereof, the Corporation is not aware of any holder of Voting Shares that would be excluded from the vote on the basis that such holder is an Exempted Shareholder. Accordingly, Shareholders will be asked to approve the following special resolution at the Meeting:

"BE IT RESOLVED THAT

1. The Rights Plan dated as of March 22, 2005 between the Corporation and CIBC Mellon Trust Company, as Rights Agent, as described in the Information Circular of the Corporation dated March 22, 2005, as may be amended pursuant to its terms, be and the same is hereby ratified, confirmed and approved; and

2. Any one director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation

or otherwise) and deliver all such deeds, documents and other instruments and to do and perform all such other acts and things as such directors or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such deeds, documents or other instruments and the taking of any such actions."

The persons named in the enclosed form of proxy, if named as proxy, intend to vote in favour of the resolution regarding the ratification and approval of the Rights Plan unless a shareholder has specified in its proxy that its shares are to be voted against such resolution.

The Board of Directors reserves the right to alter any terms of, or not to proceed with, the Rights Plan at any time prior to the Meeting in the event that the Board of Directors determines that it would not be in the best interests of the Corporation and its shareholders to do so in light of the circumstances at the time.

Recommendation of the Board of Directors

In adopting the Rights Plan, the Board of Directors considered the appropriateness of establishing a shareholder protection rights plan, received the advice of its legal advisors and concluded that it was in the best interests of the Corporation and its shareholders to adopt the Rights Plan. **Accordingly, the Board of Directors unanimously recommends that shareholders ratify, confirm and approve the Rights Plan by voting in favour of the resolution to be submitted to the Meeting.**

Purpose of the Rights Plan

The Rights Plan was adopted by the Corporation to encourage the fair treatment of shareholders if there is an unsolicited Take-over Bid for the Voting Shares of the Corporation. The Rights Plan was also adopted by the Corporation to (i) provide all shareholders of the Corporation with an equal opportunity to share in any premium paid upon an acquisition of control; (ii) allow both the shareholders and the Board of Directors adequate time to assess a Take-over Bid made for the Voting Shares of the Corporation in relation to the circumstances and prospects of the Corporation; and (iii) allow a reasonable period of time for the Board of Directors to explore and develop alternative courses of action in an attempt to maximize shareholder value, if the Board of Directors is of the opinion that it is appropriate to do so. **Neither at the time of adoption of the Rights Plan nor at the date of this Information Circular was the Board of Directors aware of any specific Take-over Bid for the Voting Shares that has been made or is contemplated.**

It was not the intention in adopting the Rights Plan, to secure the continuance in office of the existing members of the Board of Directors or to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The adoption of this plan does not affect the duty of the Board of Directors to act in good faith with a view to the best interests of the Corporation and its shareholders.

The Board of Directors believes that under the existing statutory rules relating to Take-over Bids there is insufficient time for the directors to fully assess an offer and to explore and develop alternatives for shareholders in the event of a Take-over Bid. The time required to consider and complete a change of control transaction must be considered from both the perspective of the Corporation and of potential purchasers. Under the statutory Take-over Bid rules, a take-over bid must remain open in most jurisdictions in Canada for a minimum of 35 days. The result is that shareholders may fail, in the absence of the Rights Plan, to fully assess the circumstances of the Corporation or to realize the maximum value for their Voting Shares. Accordingly, the directors believe that the Rights Plan which provides that any bid remain open for a minimum of 50 days is an appropriate mechanism to ensure that they will be able to discharge their responsibilities to assist shareholders in responding to a Take-over Bid.

The provisions of the Rights Plan relating to Permitted Bids, which are described below under "The Rights Plan –Permitted Bid", will enable shareholders to tender to any bid which is a Permitted Bid regardless of the views of the Board of Directors as to its acceptability. The Board of Directors believes that the Rights Plan will not adversely limit the opportunity for shareholders to dispose of the Voting Shares through a Take-over Bid for the Corporation which is a Permitted Bid and which provides fair value to all shareholders. If a potential acquirer does not meet the requirements of a Permitted Bid, the Board of Directors may negotiate with the acquirer to ensure the fairness of the terms of the Take-over Bid. **Shareholders are advised that the adoption of the Rights Plan may preclude their consideration or acceptance of offers which are inadequate and do not meet the requirements of a Permitted Bid.** The directors of the Corporation will continue to be bound to fairly consider any bid for the Voting Shares of the Corporation and to discharge their responsibilities with a view to the best interests of the Corporation and its shareholders.

Shareholder protection rights plans have been adopted by a large number of publicly held corporations in Canada and the United States. The terms of the Rights Plan, set forth in the Shareholder Protection Rights Plan, are substantially similar to those recently adopted by a number of the Corporation's peers.

The Rights Plan

The following is a summary description of the general operation of the Rights Plan, subject to being qualified in its entirety by the actual text of the Rights Plan.

<u>The Rights</u>

Assuming the Rights Plan is ratified by shareholders, the Board of Directors has authorized the issuance at the close of business on May 12, 2005 (the "Record Time") of one Right (defined as a right to purchase a Common Share, upon the terms and subject to the conditions set forth in the Rights Plan) in respect of each outstanding Common Share to holders of record at the Record Time. In addition, the Board of Directors authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. The Corporation will enter into the Rights Plan with CIBC Mellon Trust Company, as Rights Agent, regarding the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

Each Right entitles the registered holder thereof to purchase from the Corporation on the occurrence of certain events, one Share at the exercise price, subject to adjustments (the exercise price is defined as the price at which a holder may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms of the Rights Plan, the exercise price shall be equal to fifty dollars ($50). The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the Voting Shares. If a Flip-in Event occurs, each Right would then entitle the registered holder to receive, upon exercise thereof, that number of Common Shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time. The Rights expire upon the termination of the annual meeting of shareholders of the Corporation held in the year 2008, if not reconfirmed at the meeting, unless earlier redeemed by the Board of Directors in accordance with the provisions of the Rights Plan.

Overview of the Rights Plan

The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Corporation allows shareholders and the Board of Directors adequate time to assess the Take-over Bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a Take-over Bid that is a Permitted Bid, the transaction will not be affected in any respect. The Rights Plan should not deter a person seeking to acquire control of the Corporation if that person is prepared to make a Take-over Bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Voting Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors. When a person or group becomes an Acquiring Person, the Rights Beneficially Owned by those persons or their transferees become void thereby diluting their holdings. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board of Directors the terms of an offer which is fair to all shareholders.

Trading of Rights

The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders. Until the Separation Time, the Rights will be evidenced only by outstanding Common Share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred only with the associated Common Shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued upon transfer of existing Common Shares or the issuance of additional Common Shares, will contain a notation incorporating the terms of the Rights Plan by reference. As soon as is practicable following the Separation Time, separation certificates evidencing the Rights (the "Rights Certificates") will be mailed to the holders of record of Common Shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the rights.

Separation Time

The Rights will be exercisable and begin to trade separately from the Common Shares after the Separation Time. Separation Time means the close of business on the tenth business day after the earlier of:

(a) the first date (the "Share Acquisition Date") of public announcement by the Corporation of a person or a group of affiliated or associated persons (an "Acquiring Person") that it has acquired beneficial ownership of 20% or more of the outstanding Voting Shares other than as a result of, among other things:

    (i) a reduction of the number of Voting Shares outstanding;

    (ii) a Permitted Bid (see below);

    (iii) acquisition of Voting Shares in respect of which the Board of Directors has waived the provision of the Rights Plan; or

    (iv) acquisition of Voting Shares pursuant to any dividend reinvestment plan or share purchase plan of the Corporation, a stock dividend or a stock split or other event pursuant to which a person becomes the beneficial owner of Voting Shares on the same pro rata basis as other holders of Voting Shares and acquisitions pursuant to a prospectus offering or private placement; and

(b) the date of commencement of, or the first public announcement of the intent of any person other than the Corporation, to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid).

Beneficial Ownership

In general, a Person is deemed to Beneficially Own securities actually held by the Person and others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the Person's Affiliates (generally, a person that controls, is controlled by, or under common control with another person) and Associates (generally, relatives sharing the same residence). Also included are securities which the Person or any of the Person's Affiliates or Associates has the right to acquire within 60 days other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business.

A Person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other Person with which the Person is acting jointly or in concert.

The definition of Beneficial Ownership contains several exclusions whereby a Person is not considered to Beneficially Own a security. A Person is not deemed to be the Beneficial Owner of a security because the holder of such security has either: (i) agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security to a Take-over Bid made by such Person or such Person's Affiliate or Associate; or (ii) because such security has been deposited or tendered to a Take-over Bid made by such Person or such Person's Associates or Affiliates until the earlier of such security being accepted unconditionally for payment or exchange pursuant to the Take-over Bid and such security being taken up and paid for, whichever shall occur first. Permitted Lock-up Agreement is defined in the Agreement; however, generally a Permitted Lock-up Agreement is an agreement between a Person and one or more holders of Voting Shares (each a "Locked-up Person") to tender or deposit shares to a Take-over Bid that is a Permitted Bid (the "Lock-up Bid") which agreement permits the Locked-up Person to terminate its obligation to tender or deposit to the Lock-up Bid in order to tender or deposit those shares to another Take-over Bid or support another transaction where either (i) consideration offered per Voting Share under the other bid or transaction is higher than the consideration contained in or proposed to be contained in the Lock-up Bid and the other Take-over Bid is made for at least the same number of Voting Shares as the Lock-up Bid; or (ii) the consideration offered for each Voting Share exceeds by as much or more than a Specified Amount and the consideration is for at least the same number of Voting Shares as the Lock-up Bid and does not, by its terms provide for a Specified Amount greater than 7% of the consideration for each Voting Share contained in the Lock-up Bid. Further, if the Lock-up Bid is not successful, the Locked-up Person must not be required to pay break-up fees, top-up fees, penalties or expenses or other amounts that exceed in the aggregate the greater of (i) the cash equivalent of 2½% of the price or value payable under the Lock-up Bid to the Locked-up Person; or (ii) 50% of the increase in the consideration to the Locked-up Person resulting from another Take-over Bid or other transaction.

There are other exceptions to the deemed "Beneficial Ownership" provisions for institutional shareholders acting in the ordinary course of business. These exceptions apply to (i) an Investment Manager which holds securities in the ordinary course of business in the performance of its duties for the account of any other Person (a "Client"); (ii) a licensed trust corporation ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts; (iii) such Person is a Crown agent or agency (the "Crown Agency"); (iv) the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or (v) the Person (an "Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such. The foregoing exceptions only apply so long as the Investment Manager, Trust Company, Crown Agency, Statutory Body or Administrator is not then making or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person.

Finally, a Person is not deemed to "Beneficially Own" a security because (i) the Person is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or Plan with the same Administrator as another Person or Plan on whose account the Investment Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) the Person is a Client of a Investment Manager, Estate Account, Other Account or Plan, and the security is owned by the Investment Manager, Trust Company or Administrator, as the case may be.

Acquiring Person

An Acquiring Person is, generally, a person who Beneficially Owns 20% or more of the outstanding Voting Shares of the Corporation. The Rights Plan provides certain exceptions to the definition of Acquiring Person, including the Corporation or a person who acquires 20% or more of the outstanding Voting Shares through a Permitted Bid acquisition or certain prescribed exempt acquisitions. The Rights Plan also excludes from the definition of Beneficial Ownership, amongst others, a person in its capacity as investment manager, trust corporation, pension fund or plan administrator or trustee (and clients and accounts of such persons) provided that the person is not making or proposing to make a Take-over Bid. Furthermore, an underwriter or members of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution of securities pursuant to a prospectus or by way of a private placement is deemed not to be an Acquiring Person.

Flip-in Event

Ten (10) business days following a transaction that results in a person becoming an Acquiring Person (a "Flip-in Event") the Rights will entitle holders to receive, upon exercise and payment of the Exercise Price, Common Shares with a market value equal to twice the Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including such person's associates and affiliates and any other person acting jointly or in concert with the Acquiring Person and any direct or indirect transferee of such persons) will be void. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Bid

A Take-over Bid will not trigger the dilutive provision of the Rights Plan if it meets the Permitted Bid conditions prescribed in the Rights Plan. A Permitted Bid is a Take-over Bid, made by means of a Take-over Bid circular, which:

(a) is made to all holders of record of Voting Shares wherever resident:

(b) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 50 days following the date of the Take-over Bid; and

(c) contains irrevocable and unqualified provisions that:

(i) unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares under the Take-over Bid and that all Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

(ii) more than 50% of the outstanding Voting Shares held by Independent Shareholders, determined as at the date of first take-up or payment for Voting Shares under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

(iii) in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited to the Take-over Bid, the Offeror will make public announcement of that fact and the Take-over Bid will be extended on the same terms for a period of not less than 10 business days from the date of such public announcement.

The Rights Plan also provides for a "Competing Permitted Bid," which is a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that, provided it is outstanding for a minimum period of 35 days, it may expire on the same date as the initial Permitted Bid.

Take-over Bid

A Take-over Bid is defined in the Rights Plan as an offer to acquire Voting Shares or other securities if, assuming the Voting Shares or other securities subject to the Offer to Acquire are acquired at the date of the Offer to Acquire by the Person making the Offer to Acquire, such Voting Shares (including all Shares that maybe acquired upon exercise of all rights of conversion, exchange or purchase attaching to the other securities) together with the Offeror's Securities, would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

Redemption and Waiver

The Board of Directors acting in good faith may, at their option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.00001 per Right. In addition, if an Offeror successfully completes a Permitted Bid, the Board of Directors shall be deemed to have elected to redeem the Rights.

The Board of Directors of the Corporation may, prior to the occurrence of a Flip-in Event, determine to waive the dilutive effects of the Rights Plan in respect of a Flip-in Event. In such case, such waiver would be deemed also to be a waiver, on the same terms and conditions, in respect of any other Flip-in

Event which occurs by reason of a Take-over Bid made by way of a Take-over Bid circular to all holders of Voting Shares made prior to the expiry of the Take-over Bid for which the initial waiver was given. The Board of Directors of the Corporation may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares.

Amendments

The Board of Directors may supplement or amend the Rights Plan with the majority approval of shareholders (or the holders of the Rights, if the Separation Time has occurred). In addition, the Board of Directors may, from time to time, supplement or amend the Rights Plan in order to correct any clerical or typographical error or which changes are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, regulations or rules thereunder. The Board of Directors may also supplement or amend the Rights Plan to make any changes which the directors may deem necessary or desirable, provided that if such supplement or amendment occurs subsequent to shareholder ratification at the Meeting such supplement or amendment shall be subject to shareholder ratification at the next meeting of the shareholders (or holders of Rights, as the case may be), and provided further that no such supplement or amendment shall be made to the provisions relating to the Rights Agent except with the concurrence of the Rights Agent. In addition, no supplement or amendment may be made to the Rights Plan without the approval of The Toronto Stock Exchange.

Certain Canadian Federal Income Tax Considerations

This description is of a general nature only and is not intended nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors taking into account their own particular circumstances. The issuance of Rights to each holder should not result in any benefit being conferred on a particular holder and no amount should be required to be included in income thereon for purposes of the *Income Tax Act* (Canada) (the "Tax Act"). However, if at the time the Rights are issued, it is known that certain holders will not exercise their Rights or will not be entitled to exercise their Rights, Canada Revenue Agency ("CRA") is of the view that the Rights may not be conferred on all holders and the value of the benefit, if any, must be included in each holder's income for the taxation year. In the event that the issuance of Rights results in a shareholder benefit for purposes of the Tax Act, the Corporation believes that the value of the Rights is nominal and no income inclusion would be required. Should the Rights result in an income inclusion to a non-resident holder, the Tax Act deems that such amount will be treated as a dividend. Dividends paid or credited or deemed to be paid or credited to a non-resident holder of Shares will be subject to Canadian non-resident withholding tax at the rate of 25% of the gross amount of such dividends under the Tax Act. This rate may be reduced under an applicable income tax treaty or convention between Canada and such non-resident holder's country of residence. In the case of a non-resident holder which is the beneficial owner of such dividends and a resident of the United States for the purposes of the Canada-United Sates Income Tax Convention, 1980, the rate of non-resident withholding tax in respect of dividends on the Shares will generally be reduced to a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of the Voting Shares of the Corporation, the rate of withholding tax is reduced to 5% for dividends paid or credited or deemed to be paid or credited). In addition, the Rights will, on the date hereof, be qualified investments under trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") or deferred profit sharing plans ("DPSPs") under the Tax Act and the regulations thereunder. The Rights will not, on the date hereof, be foreign property for purposes of the Tax Act for RRSPs, RRIFs, RESPs or DPSPs and other persons subject to tax under Part XI of the Tax Act.

Additional Information

In the event that a shareholder or any other interested party has questions or concerns regarding the Rights Plan, you are invited to contact Kelly D. Kerr at (403) 274-7767. A copy of the Rights Plan will be available on SEDAR at *www.sedar.com* or from the Corporation by calling (403) 274-7767 or emailing a request to *info@innovaexploration.com*.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at March 22, 2005, 27,737,092 Common Shares of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting will be present if a holder or holders of not less than 5% of the shares entitled to vote at the Meeting are present in person or by proxy.

To the knowledge of the directors and senior officers of the Corporation, as at March 22, 2005, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except:

Shareholder	Number of Common Shares	% of Outstanding Shares
Greyling Investments, Inc. (1)	3,174,513	11.45%

Notes:
(1) Mr. F. Charles Vickers, Jr., a Director of the Corporation, is President of Greyling Investments, Inc.

Executive Compensation

Summary Compensation Table

The following table sets forth certain information regarding the compensation of the Corporation's Chief Executive Officer, Chief Financial Officer and executive officers of the Corporation (the "Named Executive Officers").

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation [7] ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Kevin J. Gibson [1] President and Chief Executive Officer	2004	131,042	18.500		300,000	-	-	-
Kelly D. Kerr [2] Vice-President, Finance and Chief Financial Officer	2004	37,500	3,750		150,000		-	-
Stephen M. Gibson [1] Vice-President, Operations	2004	106,250	15,000		150,000	-	-	-
Glen A. Tanaka [1] Vice-President, Corporation Development and Engineering	2004	106,250	15,000		150,000	-	-	-
Patrick R. Ward [3] Vice-President, Exploration	2004	96.658	15,000		150,000	-	-	-
Edward J. Kalthoff [4] Vice-President, Land	2004	44,651	5,700		150,000	-	-	-
F. Charles Vickers, Jr. [5] President and Chief Executive Officer	2004 2003 2002	Nil Nil Nil	-		75,000 22,667 22,667	- - -	- - -	- - -
Brian D. Korney [1][6] Vice-President, Finance and Chief Financial Officer	2004	47,548	-		50,000	-	-	110,000

Notes:

(1) Messrs. Kevin Gibson, Stephen Gibson, Brian Korney and Glen Tanaka were appointed to their positions as officers of the Corporation on April 16, 2004. Previously, they were all officers of Innova Energy Ltd.

(2) Mr. Kerr was appointed as Vice-President, Finance and Chief Financial Officer of the Corporation effective September 28, 2004.

(3) Mr. Ward was appointed Vice-President, Exploration of the Corporation effective May 10, 2004.

(4) Mr. Kalthoff was appointed Vice-President, Land of the Corporation effective August 16, 2004.

(5) Mr. Vickers resigned as President and Chief Executive Officer on April 16, 2004.

(6) Mr. Korney resigned his position as Vice-President, Finance and Chief Executive Officer effective August 31, 2004 and received $110,000 in severance pay. Mr. Korney's option grant was cancelled effective October 30, 2004.

(7) The value of perquisites and other personal benefits received was not greater than 10% of the total annual salary and bonus of the Named Executive Officer for each financial year.

Stock Options

The following table sets forth the options granted to the Named Executive Officers during the most recently completed financial year:

Name	Securities Under Options/SARs Granted #	% of Total Options/SARs Granted to Employees, Consultants and Directors in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Kevin J. Gibson	100,000	5.23%	$3.00	$2.65	April 15, 2009
	200,000	10.46%	$2.44	$2.27	June 29, 2009
Kelly D. Kerr	150,000	7.85%	$2.68	$2.89	September 27, 2009
Stephen M. Gibson	50,000	2.62%	$3.00	$2.65	April 15, 2009
	100,000	5.23%	$2.44	$2.27	June 29, 2009
Edward J. Kalthoff	150,000	7.85%	$2.42	$2.55	August 15, 2009
Glen A. Tanaka	50,000	2.62%	$3.00	$2.65	April 15, 2009
	100,000	5.23%	$2.44	$2.27	June 29, 2009
F. Charles Vickers, Jr. (1)	25,000	1.31%	$3.00	$2.65	April 15, 2009
	50,000	2.62%	$2.44	$2.27	June 29, 2009
Patrick R. Ward	150,000	7.85%	$2.44	$2.27	June 29, 2009

Notes:
(1) Mr. Vickers, former President and Chief Executive Officer of the Corporation, was granted a total of 75,000 options as a current Director of the Corporation and following his resignation as an officer.

The following table sets forth, with respect to the Named Executive Officers, the number of unexercised stock options and the value of in-the-money stock options at December 31, 2004:

Name	Securities Acquired or Exercised (#)	Aggregated Value Realized ($)	Unexercised Stock Options/SARs at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Stock Options/SARs at FY-End[1] Exercisable/ Unexercisable ($)
Kevin J. Gibson	Nil	Nil	0 / 300,000	$0 / $397,000
Stephen M. Gibson	Nil	Nil	0 / 150,000	$0 / $198,500
Edward J. Kalthoff	Nil	Nil	0 / 150,000	$0 / $229,500
Kelly D. Kerr	Nil	Nil	0 / 150,000	$0 / $190,500
Glen A. Tanaka	Nil	Nil	0 / 150,000	$0 / $198,500
F. Charles Vickers, Jr.	Nil	Nil	0 / 75,000	$0 / $ 99,250
Patrick R. Ward	Nil	Nil	0 / 150,000	$0 / $226,500

Notes:
(1) Based on the closing price on December 31, 2004 of $3.95, less the exercise price.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,911,500	$2.64	411,500
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,911,500	$2.64	411,500

Notes:
(1) The Plan currently limits the number of shares that may be issued on exercise of options to a maximum of 2,323,000 common shares.

Employment Agreements

The Corporation has entered into the employment agreements (the "Employment Agreements") with each of its executive officers, Kevin J. Gibson (President and Chief Executive Officer), Kelly D. Kerr (Vice-President, Finance and Chief Financial Officer), Stephen M. Gibson (Vice-President, Operations), Glen A. Tanaka (Vice-President, Corporate Development and Engineering), Patrick R. Ward (Vice-President, Exploration), and Edward J. Kalthoff (Vice-President, Land). Each executive is entitled to participate in and receive rights and benefits under the Corporation's stock option plan and the executive is also entitled to participate in the bonus plan to be established by the Corporation.

The Employment Agreement with Mr. Kevin Gibson may be terminated by the Corporation upon payment of a severance amount, in lieu of notice, in an amount equal to twelve months base salary plus one additional month for each full year of service since January 1, 2003 plus 15% of such amount in lieu of benefits.

If within 30 days following the change of control (as defined in the Employment Agreements), an executive's employment is terminated by the Corporation other than for cause, or by the executive, the executive is entitled to receive a severance amount equal to the executive's then annual base salary (or in the case of Mr. Kevin Gibson, 1.5 times then annual base salary) plus an amount equal to any bonus paid to the executive (excluding retention bonuses) within the preceding twelve months.

Directors

During the last completed financial year of the Corporation, directors of the Corporation were not compensated as such, but were reimbursed for any out of pocket expenses. The Directors of the Corporation have been granted stock options pursuant to the Corporation's stock option plan.

Effective January 1, 2005, the Corporation adopted a compensation plan for the Board. Per diem meeting fees for outside Directors are as follows: (i) conference calls - $250; (ii) standing committee - $500; (iii) Board meetings - $1,000; and (iv) special committees – fees to be set at such time the committee is formed. In addition, annual retainer fees are $3,000 per annum for each outside Director, committee chairs are paid an additional $1,500 per annum and the chairman of the Corporation is paid an additional $5,000 per annum, as long as the Corporation's prior year end production is between 1,000 and 3,000 boepd. Such annual retainers are doubled in the event the prior fiscal year production is greater than 3,000 boepd. All fees are paid to Directors semi-annually, in arrears. A Director who is resident outside Calgary, Alberta receives a one day attendance fee of $1,000 for travel to Board Meetings in Calgary.

Composition and Role of the Compensation Committee

The Board has appointed a Compensation Committee comprised of F. Charles J. Vickers, Jr. as Chairman of the Committee, Edward S. Sampson and Robert R. Hobbs. None of these directors are officers of the Corporation and all are "unrelated" for the purposes of the TSX Guidelines, as described under "Corporate Governance". The committee's mandate is to formally make recommendations to the Board in respect of compensation issues relating to directors, senior management and staff of the Corporation, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report of Compensation Committee

The Corporation's compensation philosophy is aimed at enabling the Corporation to attract and retain quality and experienced people which is critical to the success of the Corporation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options).

Recommendations for executive compensation are made by the Compensation Committee to the full Board for approval.

Base Salaries

Base salary ranges are determined upon review of comparative data complied by the Corporation for a number of comparable companies within the oil and gas industry of competitive salaries paid to senior officers and consultants and the Committee's consultation with an external compensation advisor. Base salaries paid to senior offices of the Corporation, including the Chief Executive Officer, are comparable to the salaries of positions for the Corporation's peer group, using such criteria as revenue, production, cash flow and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, are reviewed annually, subject to the terms of the Employment Agreements. For 2004 the total compensation was derived from approximately 50% cash, 25% bonus and 25% long-term incentives.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, the Corporation may award cash bonuses to employees of the Corporation, including executive officers. The award of a bonus is determined, in the case of employees, by senior management of the Corporation and approved by the Compensation Committee. Bonus levels for vice-presidents are established by the Compensation Committee in consultation with the President, and the President's bonus is established by the Compensation Committee in consultation with the Board. In the case of non-executive employees, bonuses are based on the employee's contribution in adding share value and reducing costs and the employee's contribution to overall corporate goals. In the case of executive officers, including the Chief Executive Officer, bonus awards are based on actual corporate and individual performance as compared to pre-determined targets which are established by the Compensation Committee at the beginning of each fiscal year based on the initial budget of the Corporation. Such targets relate to share price, cash flow per share, income per share, net asset value per share, reserve replacement cost and production levels. A maximum bonus, based on a percentage of base salary, is established for each executive officer. In the case of the Chief Executive Officer, the maximum bonus was established at 50% of base salary and in the case of vice-presidents, the maximum bonus was established at 30% of base salary. Bonuses in the aggregate amount of $72,950 were awarded to the Named Executive Officers for 2004. The Corporation had not adopted a formal bonus plan for 2004. Bonuses were assigned based on the Board's assessment of corporate accomplishments in 2004.

Long-Term Incentive Compensation - Stock Options

Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers including the Chief Executive Officer. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in the Corporation's stock option plan rewards overall corporate performance, as measured through the price of the Corporation's shares. In addition, the plan enables executives to develop and maintain a significant ownership position in the Corporation.

Stock options are normally awarded by the Board upon the commencement of employment with the Corporation based on the level of responsibility within the Corporation. Additional grants are considered annually commensurate with the individual's historical performance and level of ongoing responsibility within the Corporation.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of the Corporation.

Submitted By:

F. Charles Vickers, Jr., Committee Chairman
Robert R. Hobbs Edward S. Sampson

Indebtedness of Directors and Executive Officers

No director, executive officer, employee or former executive officer, director or employee of the Corporation or its subsidiaries, or any associate of any such director, officer or employee is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return over the last three years of a $100 investment in the Corporation's Common Shares, with the cumulative total return of the S&P/ TSX Composite Index (previously the TSE 300 Composite Index) and the TSX Oil & Gas Producers Index (previously the TSE Oil & Gas Index), for the comparable period.

The Corporation completed arrangements with Surge Petroleum Inc. (April 14, 2004), Invader Exploration Inc. (April 15, 2004), and Innova Energy Ltd. (April 16, 2004) and subsequently commenced trading on a consolidated basis (one for 8.8235) on April 22, 2004 on the Toronto Stock Exchange ("TSX"). Disclosure prior to April 22, 2004 is not made as it is not comparable given the change in management and asset base.

Cumulative Total Return on $100 Investment
(April 22, 2004 – December 31, 2004)


160
140
120
100
80
60
40
20
0
Apr. 22, 2004
Dec. 31, 2004
Innova Exploration Ltd.
S&P/TSX Composite Index
TSX Oil & Gas Producers Index

Index	Apr. 22, 2004	Dec. 31, 2004
Innova Exploration Ltd.	$2.85	$3.95
S&P/TSX Composite Index	8670.98	9246.65
TSX Oil & Gas Producers Index	1614.24	1957.26

Corporate Governance Practices

In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. All corporations listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the fourteen specific Guidelines. The Corporation's disclosure with respect to the Guidelines is set forth in Schedule "A" hereto.

The Ontario Securities Commission has published for comment proposals on corporate governance that are intended to replace the Guidelines when they come into force. These proposals are subject to public comment and final regulatory approval and the Corporation is not aware whether they will be adopted in the form proposed or whether changes will be made to them prior to adoption and therefore such proposals have not been reflected in the disclosure on the Guidelines provided herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director or executive officer of the Corporation or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors and the ratification and approval of the Plan Amendment (to the extent that any such persons are entitled to participate in the Plan and be granted options thereunder).

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited comparative financial statements for the year ended December 31, 2004 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management discussion and analysis are available upon request from the Corporation at info@innovaexploration.com or by contacting the office of the Corporation at Suite 900, 407 – 2nd Street S.W., Calgary, Alberta T2P 2Y3, phone: (403) 274-7767.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

SCHEDULE "A"

Innova Exploration Ltd. Guideline Compliance Table

GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Corporation, including:		
a) the adoption of a strategic planning process;	Yes	The Board has implemented a strategic planning process which involves, among other things, the following: (i) at least one meeting per year is devoted substantially to the review of strategic plans that are proposed by management; (ii) ongoing meetings of the Board to discuss strategic planning issues, with and without members of management; and (iii) the Board reviews and assists management in forming the short and long term objectives of the Corporation on an ongoing basis.
b) the identification of the principal risks of the Corporation's business and the implementation of appropriate systems to manage these risks;	Yes	The Board has identified the principal risks of the Corporation's business and works with management on an ongoing basis to assess and review the management of such risks.
c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board takes ultimate responsibility for the appointment and monitoring of the Corporation's senior management. No formal system of succession planning has been developed. The Board reviews the performance of the senior executives on an ongoing basis.
d) the Corporation's communications policy;	Yes	The Board reviews, on an ongoing basis, the methods by which the Corporation communicates with its shareholders, regulatory bodies and the public. The Board or individual members review all of the Corporation's major compliance documents, including the Information Circular, the Annual Information Form and the annual and quarterly reports. Through the Audit Committee, the above public financial information is reviewed and recommended. The Corporation has adopted a Disclosure, Confidentiality and Trading Policy which it requires all directors, officers and employees to comply with.
e) the integrity of the Corporation's internal control and management information systems.	Yes	The Board, both directly and through the Audit and Reserve Committees and the external auditors, assesses the integrity of the Corporation's internal control and management information systems on an ongoing basis.

GUIDELINES	COMPLIANCE	COMMENTS
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Five of the six current directors of the Corporation are "unrelated" directors as defined by the TSX, being a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The TSX Guidelines also recommend that if a corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or a relationship with either the Corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.
3. The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	The Board consists of six members, only one of whom, Kevin J. Gibson, is a member of management. As President and Chief Executive Officer of the Corporation, Kevin J. Gibson is considered an "inside" and "related" director. Daryl S. Fridhandler is a partner at Burnet, Duckworth & Palmer LLP which provides legal services to the Corporation. Having regard to the nature of the legal services provided to the Corporation and the materiality of the retainer to such law firm by the Corporation, the Board does not consider Mr. Fridhandler to be a related director for this purpose.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Board has appointed a Human Resources and Corporate Governance Committee, comprised of F. Charles Vickers, Jr. as Chairman of the Committee, Edward S. Sampson and Robert R. Hobbs. All members are outside directors. The Committee has as part of its mandate the responsibility for recommending suitable candidates for nomination to the Board and maintaining an overview of the entire membership of the Board, including a review of their continuing qualifications and the continued validity of their credentials.

GUIDELINES	COMPLIANCE	COMMENTS
5. The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The responsibility for the assessment of the effectiveness of the Board as a whole, the committees of the Board, the appointments to those committees and the mandates thereof, as well as the contribution of individual directors on an ongoing basis, has been delegated to the Human Resources and Corporate Governance Committee. This Committee recommends to the Board following each annual meeting of shareholders the allocation of Board members to each Board committee.
6. The existence of an orientation and education program for new recruits to the Board.	Yes	The Corporation does not currently have a formal orientation or education program for new recruits to the Board. As a new director joins the Board, management is expected to provide these individuals with an information binder that outlines historical information, minutes of meetings, company policies, insurance coverage, budget and reserves and operations data as well as information on the Corporation's performance. The Board believes that these procedures are a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the Board members.
7. The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The Board considers that six members as proposed to be elected at the Meeting is currently an appropriate number of directors having regard to the size of the Corporation, the number of required committees, the nature of its business and operations and the experience and expertise required to carry out their duties effectively while maintaining a diversity of view and experience.
8. The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	The Board recently adopted its compensation policy for directors. The Human Resources and Compensation Committee is to formulate and to make recommendations to the Board in respect of compensation issues relating to directors, and is expected to address any required changes from time to time.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	The Board has constituted two committees: the Human Resources and Compensation Committee and the Audit and Reserves Committee. All of the members of each of the Board's committees are unrelated, outside directors.

GUIDELINES	COMPLIANCE	COMMENTS
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Corporation's approach to governance issues.	Yes	The Board has appointed a Committee to enhance corporate governance through a continuing assessment of governance issues and a mandate which includes recommending a broad list of topics of interest that are important for discussion and/or action by the Board, and undertaking on behalf of the Board, such other initiatives as are needed to assist the Board in delivering exemplary governance of the Corporation.
11. The Board has developed:		
(a) position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	Yes	The Board has developed specific position descriptions for the Board, collectively, as well as the Chairman and the Chief Executive Officer. The Board retains all powers not delegated by the Board to management or Board Committees. The Chief Executive Officer's responsibilities are reviewed annually. The Chief Executive Officer is accountable to the Board for meeting corporate objectives and for managing the day to day business of the Corporation, subject to compliance with plans and objectives approved from time to time by the Board. The Board retains responsibility for significant changes in the Corporation's affairs, such as approval of major expenditures, financing arrangements and significant acquisitions and divestitures.
(b) the corporate objectives for which the CEO is responsible for meeting.	Yes	The corporate objectives of the CEO include maximizing shareholder value, implementing the business plan for the Corporation that is reviewed annually by the Board pursuant to the Board's strategic planning process, developing and staffing the Corporation's management structure and providing effective communication between the Board, management and shareholders.
12. The structures and procedures ensuring that the Board can function independently of management.	Yes	The Corporation has appointed Daryl S. Fridhandler, Q.C. as Chairman of the Board and the only member of management on the Board is the President and Chief Executive Officer, who does not sit on any of the committees of the Board. The Board believes it functions and can continue to function independently of management. The Board has a fixed agenda item at every meeting where it meets without any management or management director. The Board (including the unrelated members thereof) and any committees can meet in the absence of management at their discretion, and any committee or member of the Board may engage outside advisors at the expense of the Corporation in appropriate circumstances.

GUIDELINES	COMPLIANCE	COMMENTS
13.(a) The Audit Committee of the Board should be composed only of outside directors. (b) The roles and responsibilities of the Audit Committee should be specifically defined. (c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. (d) The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	The Corporation's Audit and Reserves Committee is comprised of Robert R. Hobbs (Committee Chairman), Gabor Jellinek and Daryl S. Fridhandler, all of whom are outside directors. While Daryl S. Fridhandler is the Chairman of the Board of Directors, he is not considered by the Board to be a part of management and thus is an outside director for purposes of the Guidelines. The Chairman of the Audit and Reserves Committee consults regularly with internal staff and external auditors and he and the Chairman of the Corporation are available to address any issues with those persons. The Audit Committee meets at least once each quarter and, among other things, with the assistance of the external auditors, is responsible for reviewing management programs and policies regarding the adequacy and effectiveness of the internal controls over the accounting and financial reporting systems within the Corporation, including management's response to internal control recommendations of the external auditors. The Audit Committee reviews management plans regarding changes in accounting practices and policies and the financial impact thereof and is responsible for reviewing the major areas of management judgement and estimates that have a significant effect upon the financial statements. The Audit Committee receives a yearly update from the Corporation's external auditors with respect to the Corporation's financial control and information systems which comes to their attention during the course of conducting the year end audit. Results of that update is relayed by the Audit Committee to the full Board for its consideration. At least once a year, the Audit Committee meets with the Corporation's external auditors without management present and may do so at any time throughout the rest of the year. All financial statements, quarterly reports, annual report, annual information form and information circular are reviewed by the Audit Committee prior to release for approval.
14. The existence of a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances.	Yes	A director or a group of directors may engage outside advisors at the expense of the Corporation, subject to approval of the Corporate Governance Committee.

SCHEDULE "B"

INNOVA EXPLORATION LTD.
STOCK OPTION PLAN

1. Purpose of Plan

The purpose of this plan (hereinafter referred to as the "Plan") is to develop the interest of directors, officers, key employees and consultants of Innova Exploration Ltd. and any subsidiary or partnership controlled directly or indirectly by any of the foregoing (collectively or individually, as applicable, "Innova") and others providing services to Innova in the growth and development of Innova by aligning their interests with those of the shareholders of Innova, providing them with the opportunity to acquire an increased proprietary interest in Innova and providing them with a retention incentive in Innova.

2. Eligibility

Directors, officers (including a personal holding company of an officer), employees and consultants of Innova or employees of companies retained by Innova to provide management or consulting functions to Innova (provided that employees or consultants of those companies devote the majority of their time to Innova) (individually, an Optionee, and collectively, the "Optionees") will be eligible to participate in the Plan.

3. Administration

The Plan will be administered by the compensation committee of the Board of Directors of Innova (the "Board") or, if no compensation committee is appointed, by the Board (the "Administrator") pursuant to rules of procedure fixed by the Board.

4. Granting of Options

The Administrator may from time to time grant options ("Options") to purchase common shares of Innova ("Common Shares") to the Optionees and fix the number of Common Shares subject to option to each Optionee.

5. Common Share Maximum

The maximum number of Common Shares which may be issued under the Plan is, together with all other share compensation arrangements of Innova, equal to 10% of the Common Shares outstanding from time to time (the "Common Share Maximum"), subject to adjustment as set forth in clause 11, and subject to the following limitations:

Limitations on Reservations of Common Shares

(a) the number of Common Shares reserved for issuance to any one Optionee will not exceed 5% of the outstanding Common Shares at any time;

(b) the number of Common Shares, together with all of Innova's other previously established or proposed share compensation arrangements, reserved for issuance to Insiders will not exceed 10% of the outstanding Common Shares;

Limitations on Issuances of Common Shares

(c) the number of Common Shares issuable pursuant to the Plan, together with all of Innova's other previously established or proposed share compensation arrangements, which may be issued within a one year period will not exceed 10% of the outstanding Common Shares at any time;

(d) the number of Common Shares issuable pursuant to the Plan, together with all of Innova's other previously established or proposed share compensation arrangements, which may be issued within a one year period to:

(ii) Insiders will not exceed 10% of the outstanding Common Shares at any time; and

(iii) any one Insider's and such Insider's associates will not exceed 5% of the outstanding Common Shares at any time.

For the purpose of this clause: (i) "insider" and "associate" have the meaning set forth in the *Securities Act* (Ontario); (ii) "Insider" means an insider of Innova and any person who is an associate of an insider of Innova; and (iii) "outstanding Common Shares" means the issued and outstanding Common Shares on a non-diluted basis provided that for the purposes of (c) and (d) above outstanding Common Shares excludes Common Shares issued within the preceding one-year period under any share compensation arrangement.

The Common Share Maximum may be increased by the Administrator and, if required by the stock exchanges upon which the Common Shares are listed, with the approval of the shareholders of Innova.

6. **Expiry Date**

All Options granted pursuant to the Plan will expire on the date (the "Expiry Date") as determined by the Administrator at the date of grant provided that no Option may be exercised beyond five years from the date of grant. In addition, all Options will expire no later than 60 days after the Optionee ceases to hold an office or be actively employed by Innova or, in the case of an employee of a company providing management or consulting function to Innova, ceases to be actively employed by such company or such company is no longer retained by Innova.

7. **Exercise Price**

The exercise price (the "Exercise Price") of any Option will be fixed by the Administrator when such Option is granted and will be equal to or greater than the current market price (the "Current Market Price") which will be equal to the weighted average trading price of the Common Shares on The Toronto Stock Exchange (or if not listed on The Toronto Stock Exchange, then such other stock exchange as the Common Shares may then be listed and as designated by the Board) for the five trading days immediately prior to the date of the grant or, if such Common Shares are not listed on any stock exchange, at fair market value as determined by the Administrator.

8. **Vesting**

The Administrator may, in its sole discretion, determine the time during which options will vest and the method of vesting, or that no vesting restriction will exist.

9. **Exercise/Exchange of Option**

Subject to the provisions of the Plan:

(a) options may be exercised (the "Exercised Options") from time to time, at any time (the "Exercise Date"), by an Optionee's delivery to Innova at its head office in Calgary, Alberta or such other place as may be specified by Innova of a written exercise specifying the number of Options being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased, or

(b) options may be exchanged (the "Exchanged Options") for a right (the "Substituted Right") to receive stock in accordance with clause 10 below, from time to time, at any time (the "Exchange Date"), by an Optionee's delivery to Innova at its head office in Calgary, Alberta or such other place as may be specified by Innova of a written, election specifying the number of Options being exchanged. The Options exchanged under this clause 9(b), shall terminate upon such exchange and the Optionee shall cease to have further rights in such Options.

10. Settlement of Substituted Right

An Optionee electing under clause 9(b) will receive a Substituted Right which will entitle him to immediately receive the following number of Common Shares in settlement of the Substituted Right:

$$\text{Number of Common Shares} = \text{Number of Substituted Rights} \times \frac{(\text{Current Price} - \text{Exercise Price})}{\text{Current Price}}$$

For the purpose of this clause, "Current Price" means, the closing price immediately prior to exercise or exchange of the Options.

Following the settlement of the Substituted Right, Innova shall cause a certificate representing such Common Shares to be issued in the name of the Optionee (or as the Optionee may direct) to be sent by pre-paid mail or delivered to the Optionee.

11. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards to options granted or to be granted, may be made by the Administrator in its discretion to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by Innova or other relevant changes in the capital of Innova.

12. Option Agreement

A written agreement will be entered into by Innova and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, if any, the Expiry Date and any other terms approved by the Administrator, all in accordance with the provisions of the Plan, including such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over Innova.

13. Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (Alberta), which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may satisfy any obligations to the Optionee in respect of any Options granted by delivering to the Optionee, in Common Shares, the difference between the exercise price of unexercised Options and the Current Market Price of the securities to which the Optionee would have been entitled upon exercise of the vested and non-vested unexercised Options on such date. Upon settlement as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

14. Amendment or Discontinuance of Plan

The Board may amend or discontinue the Plan at any time without the consent of the Optionees provided that such amendment shall not alter or impair any Option previously granted under the Plan except as permitted by the provisions of Section 11 hereof. Any amendment of the Plan will require the prior approval of the Exchange.

The Board may by resolution amend this Plan and any Options granted under it without shareholders approval, however, the directors will not be entitled to amend an Option grant for an Option held by an insider to lower the exercise price or extend the expiry date.

15. Common Shares Duly Issued

Common Shares issued upon the exercise of a Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement and the issuance of Common Shares thereunder will not require a resolution or approval of the Board.

16. Non-assignability

All Options granted pursuant to the Plan will be personal to the Optionee and will not be assignable. Notwithstanding the foregoing, if an Optionee ceases to be a director, officer, employee or consultant by reason of death of the Optionee, such Optionee's Options may, subject to the terms hereof, be exercised by the legal personal representative of the Optionee's estate at any time before 60 days after the date of death of the Optionee.

17. Effective Date

This Plan is effective from April 13, 2004, as amended at the shareholder's meeting held May 12, 2005.

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
Innova Exploration Ltd.

We have read the accompanying unaudited pro forma balance sheet of Innova Exploration Ltd. as at December 31, 2004 and unaudited pro forma income statements for the year then ended and have performed the following procedures:

1. Compared the figures in the columns captioned "Innova Exploration Ltd." to the audited financial statements of the Company as at December 31, 2004 and for the year then ended and found them to be in agreement.

2. Compared the figures in the columns captioned "Globex Resources Ltd." to the audited financial statements of Globex Resources Ltd. as at December 31, 2004 and for the year then ended and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the pro forma financial statements comply as to form in all material respects with regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma financial statements comply as to form in all material respects with regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Innova Exploration Ltd." and "Globex Resources Ltd." as at December 31, 2004 and for the year then ended and found the amounts in the column captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) KPMG LLP

Chartered Accountants

City, Canada
April 25, 2005

Proforma balance sheet

(in thousands)

	As at December 31, 2004				Proforma
	Innova Exploration Ltd.	GlobexResources Ltd.	Proforma Adjustment	Proforma	Note
ASSETS					
Cash	$ 11,948	$ -	$ (1,627)	$ 10,321	4a
Accounts receivable	5,190	2,513		7,703	
Prepaid expenses	656	57		713	
	17,794	2,570	(1,627)	18,737	
Property, plant and equipment	52,536	20,005	21,496	94,037	4b
Investments	116	1,739	1,664	3,519	4c
Future income tax asset	1,550	-	(1,550)	-	4e
Goodwill	10,349	-	14,348	24,697	3
	$ 82,345	$ 24,314	$ 34,331	$ 140,990	
LIABILITIES					
Accounts payable and accrued liabilities	$ 11,613	$ 2,866	$ 1,140	$ 15,619	4d
Taxes payable	156	147		303	
Bank indebtedness	-	3,465	(3,465)	-	4a
	11,769	6,478	(2,325)	15,922	
Asset retirement obligations	1,840	1,159		2,999	
Future income tax liability	-	4,366	6,962	11,328	4e
	13,609	12,003	4,637	30,249	
SHAREHOLDERS' EQUITY					
Share capital	68,483	3,755	38,250	110,488	4f
Contributed surplus	240	132	(132)	240	
Retained earnings	13	8,424	(8,424)	13	
	68,736	12,311	29,694	110,741	
	$ 82,345	$ 24,314	$ 34,331	$ 140,990	

INNOVA EXPLORATION LTD.
PROFORMA CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
(unaudited)

Proforma statement of income

(in thousands)

	Year ended December 31, 2004						
	Innova Exploration Ltd.	Pre-acquisition income (see note 6)	Innova Exploration Ltd. Combined	Globex Resources Ltd.	Proforma adjustment	Proforma	*Proforma Note*
REVENUES	$ 22,830	$ 1,352	$ 24,182	$ 10,745		$ 34,927	
EXPENSES:							
Royalties, net of ARTC	5,789	273	6,062	1,830	382	8,274	*5a*
Operating	3,346	131	3,477	2,580		6,057	
General and administrative	2,746	1,081	3,827	871		4,698	*5b*
Depletion, depreciation, and accretion	9,542	384	9,926	3,484	3,672	17,082	*5c*
Writedown of United States assets	399	-	399	-		399	*5d*
Stock based compensation	323	34	357	133		490	
Commitment settlement	206	-	206	-		206	*5d*
Other income	(101)	(3,817)	(3,918)	(4)		(3,922)	*5d*
Interest	18	5	23	162		185	
	22,268	(1,909)	20,359	9,056	4,054	33,469	
NET INCOME BEFORE TAXES	562	3,261	3,823	1,689	(4,054)	1,458	
INCOME TAXES:							
Capital	194	-	194	-	177	371	*5e*
Current	469	-	469	148		617	
Future (reduction)	(113)	-	(113)	349	(1,479)	(1,243)	*5f*
	550	-	550	497	(1,302)	(255)	
NET INCOME	$ 12	$ 3,261	$ 3,273	$ 1,192	$ (2,752)	$ 1,713	
Weighted average proforma shares:							
Basic (thousands)	20,170				7,913	28,083	
Diluted (thousands)	20,336				7,913	28,249	
Earnings per share ($/share):							
Basic						0.06	
Diluted						0.06	

INNOVA EXPLORATION LTD.
PROFORMA CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
(unaudited)

Definitions:

Globex	Globex Resources Ltd.
Innova	Innova Exploration Ltd.
Invader	Invader Exploration Inc.
mm	millions
Proforma statements	Unaudited pro forma financial statements and notes for the year ended December 31, 2004
Troutline	Troutline Investments Inc.

1. **Basis of presentation:**

The accompanying pro forma statements have been prepared to reflect the proposed acquisition of Globex by Innova.

Pursuant to an agreement dated April 2, 2005, Innova proposed to acquire all the issued shares of Globex in exchange for Innova common shares. For accounting purposes management has recorded the acquisition of Globex using the purchase method.

The proforma statements have been prepared from information derived from and should be read in conjunction with the audited consolidated financial statements Innova and Globex for the year ending December 31, 2004.

Adjustments to include the unconsolidated 2004 results of significant acquisitions made by Innova have been made in note 5. These Adjustments incorporate the results of Troutline and Invader from January 1, 2004 to there respective consolidation dates on April 16, 2004 and April 15, 2004.

The accounting policies used in the preparation of the proforma statements are in accordance with those disclosed in Innova's consolidated annual financial statements for the year ended December 31, 2004.

In the opinion of management these proforma statements include all material adjustments necessary for a fair presentation in accordance with generally accepted accounting principals in Canada.

These proforma financial statements may not be indicative either of results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma statements no adjustments have been made to reflect the expected operating synergies and administrative costs savings that could result from the combination of Innova and Globex.

It is the recommendation of management that this financial information be read in conjunction with the financial statements incorporated by reference in this document.

2. Proforma assumptions and adjustments:

It is assumed that all 900,000 Globex options will be exercised, and that the resulting 10,550,200 Globex shares will be exchanged at the 1 : 0.75 ratio for 7,912,650 Innova shares.

The proforma balance sheet assumes that the contemplated Globex acquisition closed on December 31, 2004.

The proforma statement of income assumes that the contemplated transaction closed on December 31, 2004, but combines the results of both Innova and Globex for the full year ended December 31, 2004.

The proforma purchase consideration for Globex has been calculated as follows:

Common shares of Innova issued in consideration		7,912,650
Adjusted share price per Innova common share	$	5.27
Consideration paid in shares (thousands)	$	41,700
Innova transaction costs [1] (thousands)		330
Total consideration (thousands)	$	42,030

[1] Innova's anticipated transaction costs include financial advisor fees, legal, and due diligence costs.

3. Purchase equation for Globex

Purchase price allocated to assets and liabilities at fair values:
(thousands)

Property, plant and equipment	$	41,501
Investments		3,403
Working capital deficiency		(1,543)
Bank indebtedness		(1,627)
Asset retirement obligations		(1,159)
Future income tax liability		(12,893)
Goodwill		14,348
	$	42,030

Fair values for reserves were estimated based on Globex's December 31, 2004 reserves report using proved plus probable reserves, forecast prices, and a 5% discounted rate and adjusting for increased futures prices through March 31, 2005. Fair values for land were estimated based on management estimates of fair value. Fair values for investments were estimated using net realizable value. The allocation of purchase price to assets will be finalized once the fair values of the assets and liabilities are determined. Accordingly the allocations provided in this note may change.

Globex transaction costs of $1.1mm relate to terminations of employment, financial advisor fees, due diligence costs, and closing costs. These transaction costs have been included in the working capital deficiency.

4. **Proforma balance sheet notes:**

(a) The change in cash is the result of $3.465mm required to retire Globex bank indebtedness, less $1.838mm in Globex option proceeds (900,000 options at $2.04 exercise price).

(b) Property, plant, and equipment has been increased by $21.496mm to reflect the fair values of the Globex assets.

(c) Investments have been increased by $1.664 mm to reflect the fair value of Globex's investments.

(d) Accounts payable and accrued liabilities have been adjusted to reflect the $1.1mm in Globex transaction costs and $0.04mm in Innova share issue costs.

(e) Future income tax liabilities are $11.328mm proforma. The future income tax liability resulting from the Globex purchase equation of $12.893mm is netted against Innova's future income tax asset of $1.55mm, and further netted against the tax effect of Innova share issue costs of $0.015mm.

(f) Share capital increases due to the issuance of shares described in note 2, net of Innova share issue costs and their tax effect. Proforma share capital is as follows:

As at December 31, 2004

	Shares	($000)
Common shares:		
December 31, 2004 audited consolidated financial statements	27,737,092	68,169
Issued shares to purchase Globex	7,912,650	41,700
Transaction costs of Innova		330
Share issue costs, net of income tax effect [$15 thousand]		(25)
	35,649,742	110,174
Special shares		
December 31, 2004 audited consolidated financial statements	144,677	314
Share capital		110,488

(g) Contributed surplus was reduced by $0.132 mm to take into account the exercise of all Globex options as described in note 2.

5. Proforma statement of income notes:

(a) Royalties have been increased to take into account the associated group maximum credits of the Alberta Royalty Tax Credit ("ARTC") program.

(b) General and administrative costs have not been reduced to reflect the potential synergies of managing the properties with common ownership.

(c) Depletion and depreciation have been increased by $3.672 mm to reflect the impact of increased property, plant and equipment values of the Globex assets, the combined proved reserves of Innova and Globex, and the combined production of Innova and Globex.

(d) Certain income statements items are not expected to be reoccurring - please refer to the financial statements and management's discussion and analysis of the respective companies for further guidance in interpreting the proforma results.

(e) Capital tax expenses have been increased $0.177mm to reflect the increased taxable capital of the proforma entity and to reflect increased proforma production which will increase the Saskatchewan Resource Surcharge.

(f) Future income tax expense reductions of $1.479 have been recorded to account for:
- increased timing differences relating to increased proforma depletion and depreciation (see note 5c)
- increased tax pools related to lower taxable income resulting from reduced ARTC (see note 5a)

(6) **Adjustments to include the results for businesses acquired by Innova prior to their acquisition and consolidation into Innova's December 31, 2004 income statement::**

Income from significant business acquisitons prior to their acquisiton dates
(in thousands)

	Troutline 107 days ended April 16, 2004 (consolidated) (unaudited)	Invader 106 days ended April 15, 2004 (consolidated) (unaudited)	**Innova significant acquisitions (unaudited)**
REVENUES	$ -	$ 1,352	**$ 1,352**
EXPENSES:			
Royalties, net of ARTC	-	273	**273**
Operating	-	131	**131**
General and administrative	782	299	**1,081**
Depletion, depreciation, and accretion	-	384	**384**
Stock based compensation	-	34	**34**
Other loss (income)	(3,820)	3	**(3,817)**
Interest	-	5	**5**
	(3,038)	1,129	**(1,909)**
NET INCOME BEFORE TAXES	3,038	223	**3,261**
INCOME TAXES:	-	-	**-**
NET INCOME	$ 3,038	$ 223	**$ 3,261**

kpmg

Financial Statements of

INNOVA ENERGY LTD.

Year ended December 31, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of Innova Energy Ltd. as at December 31, 2003 and 2002 and the statements of income, loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
May 18, 2004

INNOVA ENERGY LTD.

Balance Sheets

December 31, 2003, with comparative figures for 2002

		2003	2002 Restated
Assets			
Current assets:			
Cash and cash equivalents (note 2)		$ -	$ 3,064,316
Accounts receivable		3,081,561	984,359
Prepaid expenses		199,275	22,190
		3,280,836	4,070,865
Property, plant and equipment (note 3)		21,080,313	6,694,893
Goodwill		1,650,205	-
		$ 26,011,354	$ 10,765,758
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities		$ 4,361,524	$ 2,326,275
Bank indebtedness		4,360,292	-
		8,721,816	2,326,275
Provision for future site restoration and abandonment costs		224,007	17,700
Future income taxes (note 5)		4,381,455	2,892,522
Shareholders' equity:			
Share capital (note 4)		12,634,705	6,528,018
Contributed surplus (note 4)		96,475	35,755
Deficit		(47,104)	(1,034,512)
		12,684,076	5,529,261
Commitments (note 8)			
Subsequent event (note 12)			
		$ 26,011,354	$ 10,765,758

See accompanying notes to financial statements.

Approved on behalf of the Board of Directors:

(Signed: Robert R. Hobbs) Director

(Signed: Daryl S. Fridhandler) Director

INNOVA ENERGY LTD.

Statements of Income, Loss, and Deficit

Year ended December 31, 2003, with comparative figures for 2002

	2003	2002 Restated
Revenue:		
Oil and gas sales	$ 8,642,865	$ 1,463,441
Royalties, net of Alberta Royalty Tax Credit	(1,780,183)	(386,387)
	6,862,682	1,077,054
Interest income	1,214	17,557
	6,863,896	1,094,611
Expenses:		
Operating	994,925	234,201
General and administrative	1,324,176	1,097,599
Interest	105,811	108,760
Depreciation, depletion and future site restoration	3,584,506	718,102
	6,009,418	2,158,662
Income (loss) before income taxes	854,478	(1,064,051)
Future income taxes (reduction)	(533,155)	(286,988)
Current income taxes	400,225	-
	(132,930)	(286,988)
Net income (loss)	987,408	(777,063)
Deficit, beginning of year	(1,034,512)	(257,449)
Deficit, end of year	(47,104)	(1,034,512)
Net income (loss) per share (note 6):		
Basic and diluted	$ 0.04	$ (0.07)

See accompanying notes to financial statements.

INNOVA ENERGY LTD.

Statement of Cash Flows

Year ended December 31, 2003, with comparative figures for 2002

	2003	2002 Restated
Cash provided by (used in):		
Operating activities:		
Net income (loss)	$ 987,408	$ (777,063)
Items not involving cash:		
Future income taxes	(533,155)	(286,988)
Depletion, depreciation, future site restoration	3,584,506	718,102
Stock based compensation	60,720	35,755
Funds (funds deficit) from operations	4,099,479	(310,194)
Changes in non-cash working capital:		
Change in accounts receivable and prepaid expenses	(909,026)	169,341
Change in accounts payable and accrued liabilities	(1,103,663)	(352,992)
	2,086,791	(493,845)
Financing activities:		
Issue of share capital	-	5,374,536
Share issue costs	(37,850)	(86,019)
Bank indebtedness net borrowing	4,360,292	-
	4,322,442	5,288,517
Investing activities:		
Change in accounts receivable and prepaid expenses	(439,390)	(547,992)
Change in accounts payable and accrued liabilities	528,678	1,111,170
Additions to property plant and equipment	(9,562,837)	(4,589,994)
	(9,473,549)	(4,026,816)
Net (decrease) increase in cash	(3,064,316)	767,856
Cash and short-term deposits, beginning of year	3,064,316	2,296,460
Cash and short-term deposits, end of year	$ -	$ 3,064,316
Interest paid during the year	$ 169,656	$ 11
Taxes paid during the year	$ 52,755	$ -

See accompanying notes to financial statements.

General:

Innova Energy Ltd. (the "Company") is incorporated under the laws of the province of Alberta. The Company is engaged in acquisition, exploration, development and production of petroleum and natural gas reserves in Canada.

Basis of presentation:

The financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principals. The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts, actual results could differ from those estimates.

The amounts recorded for depletion, cost center ceiling test on oil and gas assets, future site restoration, and goodwill impairment are based on estimates. Management has made estimates and assumptions for proved reserves, probable reserves, future production rates, commodity prices, future costs, and other relevant assumptions in order to prepare these statements. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

These financial statements report the accounts of the Company at December 31, 2003, and the income and cash flows of the Company for the year ending December 31, 2003. The Company acquired Pilot Petroleum Ltd. ("Pilot") effective January 27, 2003, and amalgamated Pilot on March 31, 2003. The balances, income, and cash flows of Pilot are included in the Company's financial statements from January 27, 2003 to December 31, 2003. The comparative balances, income, and cash flows for the year ending December 31, 2002 include only the accounts of the Company.

1. Significant accounting policies:

The Company adopted the following new accounting standards for these financial statements:

Full cost accounting guideline for oil and gas accounting - This new guideline modifies how the petroleum property cost center ceiling test amount is determined by basing future net revenues on forecast prices and costs from proved plus probable reserves and discounting the result to arrive at the ceiling amount. There was no impact on the Company's financial statements as a result of adopting this standard at December 31, 2003.

The Company retroactively adopted the fair value method of accounting for stock based compensation. An estimate of fair value for each option agreement is calculated using the Black-Scholes Option Pricing Model at the time the options are granted. This fair value is subsequently recorded as an expense within the vesting period of the options. The balances and results for 2002 have been restated to reflect the retroactive adoption of the fair value method. A detailed description of the fair value method calculations has been included in the share capital note to the financial statements.

The continuing significant accounting policies are as follows:

(a) Property, plant, and equipment:

The Company follows the full cost method of accounting for oil and gas operations, whereby all costs associated with the acquisition of exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on undeveloped properties, drilling both productive and unproductive wells, and production equipment directly related to these activities.

The Company does not capitalize any of its interest or indirect administrative costs.

Proceeds received from disposal of petroleum and natural gas properties are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case, a gain or loss on disposal is recorded.

All capitalized costs and future development costs on proved reserves, less the costs of undeveloped properties, are depleted and depreciated using the unit-of-production method based on total net proved reserves as determined by independent engineers. Costs of unproved properties are initially excluded from petroleum and natural gas properties for the purpose of calculating depletion.

Unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the unproved property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion and depreciation.

At year-end, the Company calculates an estimated fair value of its oil and gas assets, and compares this to the carrying value of the same assets. In the event that fair value is less than carrying value, the oil and gas assets are written down to their fair value, and the charge is deducted from earnings as a separate category of depletion.

The Company discloses significant assumptions used in the calculation of fair values and future costs in its capital assets financial statement note.

Depreciation is provided on furniture and fixtures and office equipment on a straight-line basis using a range of between two and five years.

(b) Future site restoration costs:

A provision for estimated future site restoration costs for petroleum and natural gas properties is provided using the unit-of-production method. Costs are based on the Company's engineering estimates considering current regulations, costs, technology and industry standards. The annual provision is included in depletion and depreciation and actual site restoration costs are charged to the accumulated provision as incurred.

(c) Future income taxes:

The Company follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(d) Per share amounts:

Per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts use the treasury-stock method. Under the treasury-stock method only "in the money" dilutive instruments impact the diluted calculations.

(e) Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The provision for future income taxes has been increased and share capital has been reduced to reflect the renounced tax deductions on future expenditures to be incurred.

(f) Joint venture accounting:

A portion of the Company's exploration, development and production activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

(g) Revenue recognition:

Oil and natural gas revenues are recognized when title and risks pass to the purchaser.

(h) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired Company exceeds the amounts allocated to the net assets acquired, based on their fair values. Goodwill is not amortized, but is assessed for impairment at year-end. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for the amount of the excess.

2. Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents. The major components of cash and cash equivalents are as follows:

	2003	2002
Cash and deposit	$ -	$ 314,875
Bank term deposits, at rate of interest of 2.64%	-	2,749,441
	$ -	$ 3,064,316

3. Property, plant, and equipment:

2003	Cost	Accumulated depreciation	Net book value
Petroleum and natural gas properties	$ 25,067,230	$ 4,084,372	$ 20,982,858
Furniture, fixtures and office equipment	191,889	94,433	97,456
	$ 25,259,119	$ 4,178,805	$ 21,080,314

2002			
Petroleum and natural gas properties	$ 7,222,611	$ 656,974	$ 6,565,637
Furniture, fixtures and office equipment	179,939	50,683	129,256
	$ 7,402,550	$ 707,657	$ 6,694,893

At December 31, 2003, petroleum and natural gas properties included $3,196,826 (2002 - $949,840) relating to the cost of properties that have been excluded from the depletion and depreciation calculation. The $1.2 million estimated cost of future site restoration will be accrued over the life of the remaining proved reserves, as at the balance sheet date $224,007 is recorded as a liability.

The Company made assumptions for the purposes of conducting a ceiling test on its petroleum and natural gas properties at December 31, 2003. Where possible the company based its assumptions on the forecasted prices and costs from its engineering report dated December 31, 2003. The following table outlines the critical assumptions related to commodity prices:

	2004	2005	2006	2007	2008	15-year Average
Natural gas ($/MCF)	5.83	5.47	5.11	4.92	4.77	5.35
Natural gas liquids ($/BBL)	35.85	32.9	31.79	31.22	31.12	33.63
Lt. & Med. Crude oil ($/BBL)	28.62	27.14	26.8	26.39	26.14	27.68

4. Share capital:

(a) Authorized:

An unlimited number of voting common shares

An unlimited number of preferred shares issuable in series

(b) Issued:

	Number of shares	Amount
Common shares:		
Balance, December 31, 2001	8,307,752	$ 2,900,423
Issue of common shares	1,424,956	763,326
Issue of flow-through common shares (net of tax of $1,942,153)	5,716,314	2,914,057
Share issue costs	-	(49,788)
Balance, December 31, 2002	15,449,022	6,528,018
Issue of common shares for Pilot acquisition	7,698,239	6,389,537
Share issue costs		(37,850)
Tax effect of previously issued flow through shares		(245,000)
Balance, December 31, 2003	23,147,261	$ 12,634,705

(c) Option plan:

The Company has an option plan under which employees and directors of the Company are eligible to receive options. One-third of the options vest on the grant date, one-third on the first anniversary of the date of grant, and the remaining third on the second anniversary. The options expire five years from the date of grant. The following tables summarize the status of option agreements entered into by the Company:

Continuity of Option Contracts

	2003		2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of year	777,500	$ 0.66	385,000	$ 0.50
Granted	291,000	0.85	392,500	0.81
Expired	(10,000)	0.75		
Stock options outstanding, year-end	1,058,500	$ 0.71	777,500	$ 0.66
Exercisable at year-end	750,333	$ 0.66	378,500	$ 0.74

Option contracts at December 31, 2003

Exercise Price ($ per common share)	Shares to be issued (common shares)	Weighted average remaining contract life (years)	Exercisable at December 31, 2003
$0.50	385,000	2.17	385,000
$0.65	50,000	3.04	33,333
$0.75	50,000	3.12	46,667
$0.85	573,500	3.51	285,333
	1,058,500		750,333

(d) Stock based compensation:

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing Model using expected volatility of 25%, risk-free interest rate – 5.0%; expected option life of 5 years, and no expected future dividends. The following table outlines the fair values of stock options recorded in the Company's financial statements:

	Estimated Future Periods	2003	2002
Fair value of options issued, at date of issue	-	$79,734	$100,005
Stock based compensation expense - fair value of options expensed at date of vesting, net of forfeited	$83,264	$60,720	$35,755

options at the date of forfeit

(e) Contributed Surplus:

Balance, December 31, 2001	$ -
Vesting of stock options at fair value, net of forfeitures	35,755
Balance, December 31, 2002	35,755
Vesting of stock options at fair value, net of forfeitures	60,720
Balance, December 31, 2003	$ 96,475

(f) Warrants:

As at December 31, 2003, there were NIL (2002 – 266,400) share purchase warrants outstanding. The warrants outstanding at the end of 2002 expired unexercised in July 2003.

5. **Future income taxes:**

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rates to the Company's net earnings before income taxes. The difference results from the following:

	2003	2002
Income (Loss) before income taxes	$ 854,477	$ (1,064,051)
Combined federal and provincial income tax rate	40.62%	42.1%
	347,089	(447,965)
Non-deductible crown charges and other expenses	687,332	133,074
Alberta Royalty Tax Credit	(203,100)	(30,132)
Resource allowance	(531,405)	(10,850)
Other	2,926	85,996
Change in enacted tax rate	(451,524)	(17,111)
Capital taxes	15,752	-
Future income tax recovery	$ (132,930)	$ (286,988)

The components of the net future income tax liability at December 31 are as follows:

	2003	2002
Future income tax assets:		
Share issue costs	$ 61,832	$ 59,510
Non-capital losses	-	393,431
Future site restoration costs	76,125	5,591
Eligible capital expenditures	-	212
	137,957	458,744
Future income tax liabilities:		
Capital assets	(4,519,412)	(3,351,266)
Net future income tax liability	$(4,381,455)	$ (2,892,522)

6. **Weighted average number of shares:**

The weighted average number of common shares issued and outstanding for the year ended December 31, 2003 was 22,577,802 (2002 – 11,205,739). In computing diluted earnings per share, 1,058,500 shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2003 (2002 – nil) for the dilutive effect of the stock options would be nil.

7. **Bank indebtedness:**

The Company has access to a credit facility in the amount of $5 million of which $4,360,292 (2002 - $nil) was drawn at December 31, 2003. The facility bears interest at the bank's prime lending rate plus 0.375%, is repayable on demand and is secured by the assets of the Company.

8. **Commitments:**

The Company is committed to monthly office lease payments totaling $227,180 in 2004, $285,407 in 2005, $297,041 in each of 2006 and 2007, and $308,677 in each of 2008 and 2009.

9. **Financial instruments:**

(a) Commodity price risk management:

The Company enters into natural gas hedging contracts in order to reduce its exposure to reductions near-future natural gas prices on a portion of its near-future production. The objective of the hedge is to allow management to predict cash flow from the sale of natural gas, and to adjust its capital and operating spending accordingly. The company records a hedging component of revenue each time it sells natural gas at a contracted price. This adjustment reflects the difference between the spot price at the date of sale, and the contact price. The following chart discloses the Company's open hedging contracts as at December 31, 2003:

Term	Quantity (GJ per day)	Floor Price (can$ per GJ)	Ceiling Price (can$ per GJ)
November 1, 2003 to March 31, 2004	1,000	$5.50	none
January 1, 2004 to March 31, 2004	2,000	$7.00	$8.55
April 1, 2004 to October 31, 2004	2,000	$5.25	$6.81

(b) Interest rate risk:

As at December 31, 2003, the Company was exposed to floating interest rates with respect to its revolving demand loan (note 7).

(c) Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

(d) Credit risk:

Major portion of the accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

10. Related parties

An advance was outstanding to a Company controlled by a former director in the amount of $270,956. This advance is unsecured and earns no interest. The advance is included in accounts receivable on the balance sheet.

11. Acquisition of Pilot Petroleum Ltd.:

On January 27, 2003 the Company recorded its acquisition of Pilot using the purchase method of accounting. The shareholders of Pilot were issued 7,698,239 Innova common shares, resulting in consideration of $6,389,537 for the acquisition of all of the outstanding shares of Pilot. The net assets acquired by the Company were as follows:

Property, plant, and equipment	$	8,293,728
Goodwill		1,650,205
Working capital		(1,684,361)
Site restoration liability		(92,947)
Future income taxes		(1,777,088)
	$	6,389,537

12. Subsequent events:

Subject to an Arrangement Agreement dated February 9, 2004, and as described in detail in the Company's Management Information Circular dated March 11, 2004, the Company has entered into a business combination with Troutline Investments Inc. ("Troutline"). Under the terms of the Arrangement Agreement shareholders of the Company received 3.708 shares of Troutline for each common share of the Company. Shareholder approved the Arrangement Agreement at the April 16th Special Meeting of Shareholders, and court approval for the transaction was granted on April 20, 2004. As a result Troutline became the sole shareholder of the Company, and Innova shareholders held approximately 43% of the post arrangement Troutline common shares.

Subsequent to the proposed Arrangement, shares of Troutline were consolidated on an 8.8235 for one basis, and Troutline changed its name to Innova Exploration Ltd. (IXL on TSX).

This business combination will be accounted for as a reverse take over of Troutline by the Company, effective April 16, 2004.

EXHIBIT 2.3

Management's Report to the Shareholders

Management has prepared the accompanying consolidated financial statements of Innova Exploration Ltd. in accordance with Canadian Generally Accepted Accounting Principles. Financial and operating information presented throughout this annual report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the financial information. Where necessary, the financial statements include estimates that are based on management's informed judgments. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and reliable, timely accounting records are produced for financial reporting purposes.

KPMG, LLP were appointed by the Company's shareholders to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian Generally Accepted Accounting Principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board of Directors exercises its responsibilities primarily through the Audit Committee, which is composed of non-management directors. The Audit Committee meets quarterly with management and the independent auditors to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and to recommend that the consolidated financial statements be presented to the Board of Directors for approval.

The Audit Committee has reviewed the consolidated financial statements and recommended their acceptance to the Board of Directors. The Board of Directors has approved the consolidated financial statements for issuance to the shareholders.

(signed)
Kevin J. Gibson
President and Chief Executive Officer
March 15, 2005

(signed)
Kelly D. Kerr
Vice President and Chief Financial Officer
March 15, 2005

Auditors' Report to the Shareholders

We have examined the consolidated financial statements of Innova Exploration Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

(signed)

KPMG LLP

Chartered Accountants

Calgary, Alberta

March 15, 2005

Consolidated Balance Sheets as at December 31, 2004 and 2003

	2004 (Audited)	2003 (Audited) (restated - note 1)
ASSETS		
Cash	$ 11,947,578	$ –
Accounts receivable *[note 4]*	5,189,639	3,081,561
Prepaid expenses *[note 4]*	656,750	199,275
Current assets	17,793,967	3,280,836
Property, plant and equipment *[note 5]*	52,536,007	21,447,091
Investments	116,400	–
Future income tax asset *[note 10]*	1,550,083	–
Goodwill *[note 6]*	10,348,988	1,776,047
	$ 82,345,445	$ 26,503,974
LIABILITIES		
Accounts payable and accrued liabilities *[note 4]*	$ 11,612,777	$ 4,361,524
Taxes payable	156,430	22,804
Bank indebtedness *[note 8]*	–	4,360,292
Current liabilities	11,769,208	8,721,816
Asset retirement obligations *[note 9]*	1,839,716	849,740
Future income tax liability *[note 10]*	–	4,200,007
	13,608,924	13,771,563
SHAREHOLDERS' EQUITY		
Share capital *[note 11]*	68,483,314	12,634,705
Contributed surplus *[note 13]*	240,021	96,475
Retained earnings	13,186	1,231
	68,736,521	12,732,411
	$ 82,345,445	$ 26,503,974

See accompanying notes to the consolidated financial statements

(signed)
Daryl S. Fridhandler
Chairman

(signed)
Robert R. Hobbs
Director

Consolidated Statements of Income and Retained Earnings (Deficit)

		Twelve Month Period 2004 (Audited)		Twelve Month Period 2003 (Audited) (restated - note 1)
REVENUES				
Oil and gas sales	$	**22,830,602**	$	8,844,725
Royalties, net of Alberta Royalty Tax Credit		**(5,789,159)**		(1,780,183)
		17,041,443		7,064,542
EXPENSES				
Operating		**3,345,873**		1,196,785
General and administrative		**2,746,338**		1,508,457
Depletion, depreciation, and accretion		**9,541,698**		3,596,352
Writedown of United States oil and gas assets *[note 5]*		**398,787**		–
Stock based compensation *[note 13]*		**323,285**		60,720
Commitment settlement *[note 7]*		**206,102**		(245,000)
Other Income		**(100,851)**		(1,214)
Interest		**17,969**		105,811
		16,479,201		6,221,911
NET INCOME BEFORE TAXES		**562,241**		842,631
INCOME TAXES *[note 10]*				
Current		**663,787**		400,225
Future (reduction)		**(113,500)**		(618,231)
		550,287		(218,006)
NET INCOME		**11,955**		1,060,637
OPENING RETAINED EARNINGS (DEFICIT), beginning of the year *[note 1]*		**1,231**		(1,059,406)
ENDING RETAINED EARNINGS, end of the year		**13,186**		1,231
NET INCOME PER SHARE *[note 14]*				
Basic	**$**	**0.00**	$	0.11
Diluted	**$**	**0.00**	$	0.11
Weighted average shares *[note 14]*				
Basic		**20,170,015**		9,479,264
Diluted		**20,336,071**		9,479,264

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

		Twelve Month Period 2004 (Audited)		Twelve Month Period 2003 (Audited) (restated - note 1)
CASH PROVIDED BY (USED IN):				
OPERATING ACTIVITIES:				
Net income	$	11,955	$	1,060,637
Items not involving cash:				
Future income taxes (reduction)		(113,500)		(618,231)
Depreciation, depletion and accretion		9,940,485		3,596,352
Loss on sale of subsidiary		36,855		–
Stock based compensation		323,285		60,720
		10,199,080		4,099,478
Change in non-cash working capital *[note 4]*		5,130,113		(1,783,980)
		15,329,193		2,315,498
INVESTING ACTIVITIES:				
Property, plant and equipment		(27,374,400)		(9,562,837)
Proceeds from disposal of property, plant and equipment		4,471,351		–
Proceeds from disposal of other assets		94,599		–
Change in non-cash working capital *[note 4]*		(442,356)		(139,419)
		(23,250,805)		(9,702,256)
FINANCING ACTIVITIES:				
Issue of common shares		12,741,252		–
Cash acquired in business combinations *[note 2]*		15,707,403		–
Share issue costs & acquisition costs, before income tax		(1,301,706)		(37,850)
Bank indebtedness *[note 4]*		(7,277,759)		4,360,292
		19,869,190		4,322,442
NET INCREASE (DECREASE) IN CASH FOR THE PERIOD		11,947,578		(3,064,316)
CASH, beginning of the year		–		3,064,316
CASH, end of the year	$	11,947,578	$	–
Interest paid	$	17,969	$	169,656
Taxes paid	$	530,160	$	52,755

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

Twelve-month periods ended December 31, 2004 and 2003

(Audited)

General:

Innova Exploration Ltd. (formerly Troutline Investments Inc.) (the "Company") is incorporated under the laws of the province of Alberta. The Company is engaged in acquisition, exploration, development and production of petroleum and natural gas reserves in Canada.

Basis of presentation:

The financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Pursuant to an agreement dated February 11, 2004, and effective April 16, 2004, the Company acquired all of the shares of Innova Energy Ltd. ("Innova Energy") in exchange for shares of the Company. For accounting purposes this transaction has been recorded as a purchase of the Company by Innova Energy, as the former shareholders, directors and management of Innova Energy have significant influence over the direction of the merged entity, and as such Innova Energy has been identified as the acquirer for accounting purposes.

Prior to the Innova Energy reverse takeover the Company completed two other acquisitions:

Pursuant to an agreement dated February 11, 2004, and effective April 14, 2004, the Company acquired all of the issued shares of Surge Petroleum Inc. ("Surge") in exchange for shares of the Company.

Pursuant to an agreement dated February 11, 2004, and effective April 15, 2004 the Company acquired all of the issued shares of Invader Exploration Inc. ("Invader") in exchange for shares of the Company.

On May 31, 2004 the Company issued shares to acquire all of the outstanding shares of Chowade Energy Inc. ("Chowade"). This transaction has been recorded for accounting purposes using the purchase method effective May 31, 2004.

The comparative financial statements and notes report on the balances and results of Innova Energy for the twelve-month period in 2003.

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts; actual results could differ from those estimates. The amounts recorded for depletion, cost center ceiling test on oil and gas assets, asset retirement obligations, goodwill impairment, and stock based compensation are based on estimates. Management has made estimates and assumptions for proved reserves, probable reserves, future production rates, commodity prices, future costs, and other relevant assumptions in order to prepare these statements. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

1. SIGNIFICANT ACCOUNTING POLICIES:

(a) Property, Plant, and Equipment:

The Company follows the full cost method of accounting for oil and gas operations, whereby all costs associated with the acquisition of exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on undeveloped properties, drilling both productive and unproductive wells, and production equipment directly related to these activities. The Company capitalizes a portion of its general and administrative costs.

Proceeds received from disposal of petroleum and natural gas properties are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case, a gain or loss on disposal is recorded.

All capitalized costs and future development costs on proved reserves, less the costs of undeveloped properties, are depleted using the unit-of-production method based on total net proved reserves as determined by independent engineers. Costs of unproved properties are initially excluded from petroleum and natural gas properties for the purpose of calculating depletion.

Unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the unproved property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion and depreciation.

At year-end, the Company calculates an estimated fair value of its oil and gas assets, and compares this to the carrying value of the same assets. In the event that fair value is less than carrying value, the oil and gas assets are written down to their fair value, and the charge is deducted from earnings as a separate category of depletion.

The Company discloses significant assumptions used in the calculation of fair values and future costs in its capital assets financial statement note 5.

Depreciation is provided on furniture and fixtures and office equipment on a straight-line basis using a range of between one and five years.

(b) Principles of consolidation:

The consolidated statements include the accounts of the Company and its wholly owned subsidiary Invader Exploration Corp.

(c) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired Company exceeds the amounts allocated to the net assets acquired, based on their fair values. Goodwill is not amortized, but is assessed for impairment at year-end. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for the amount of the excess. Please refer to note 6 for further discussion of the Company's goodwill asset.

(d) Investments:

The company records its investments using the cost method. Earnings are recognized only to the extent they are received or receivable. The investments are assessed periodically and to the extent that there has been a permanent decline in value, the carrying value is written down to the estimated net realizable value.

(e) Asset Retirement Obligations:

The Company follows the Canadian accounting standard for asset retirement obligations ("ARO"). The Company records a liability for the fair value of legal obligations associated with the retirement of long-lived tangible assets in the period, which they were incurred, normally when the asset is purchased or developed. Upon recognition of the liability there is a corresponding increase in the carrying amount of the long-lived asset, which is depleted on a unit of production basis over the life of the reserves. The liability is adjusted each reporting period to reflect the passage of time, with accretion charged to income. Actual costs incurred upon settlement of the obligations are charged against the liability. The Company has retroactively applied this standard and has restated its December 31, 2003 balance sheet, and the results of prior periods. Please refer to note 2 and note 9 for further discussion of the Company's ARO obligations and accretion expenses.

(f) Future income taxes

The Company follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Please refer to note 10 for further discussion of the Company's future and current income tax expenses and liabilities.

(g) Per share amounts:

Per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated using the treasury-stock method. Under the treasury-stock method only "in the money" dilutive instruments impact the diluted calculations. Detailed calculations are available in note 14.

(h) Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The provision for future income taxes is increased and share capital is reduced to reflect the renounced tax deductions on future expenditures to be incurred on the date of renunciation. Please refer to note 14 for further discussion of flow through renunciations and there impact on capital.

(i) Joint venture accounting:

A portion of the Company's exploration, development and production activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

(j) Revenue recognition:

Oil and natural gas revenues are recognized when title and risks pass to the purchaser.

(k) Foreign currency translation:

The Company follows the temporal method when translating foreign currency transactions and the financial statements of its integrated subsidiary. Under the temporal method foreign currency denominated monetary assets are translated using rates at the balance sheet date and non-monetary assets are translated at using rates on the transaction date. Revenues, royalties, operating, general, and administrative expenses are translated at average rates for the period. Depreciation and depletion are translated at the same rate as the related assets. Exchange gains or losses on monetary assets are included in net income.

(l) Stock based compensation:

The Company records stock based compensation in its accounts according the new Canadian standards. *Under the new standard the fair value of an option is calculated at the grant date, and* expensed equally over the vesting term of the option. The company records the cumulative stock based compensation as a contributed surplus. When options are exercised the company reduces the contributed surplus and increases share capital by the amount of accumulated stock based compensation for the exercised option. The company reverses accumulated stock based compensation and contributed surplus on option contracts that are cancelled each period. Please refer to note 13 for further discussion of stock based compensation expenses and contributed surplus.

(m) Hedging:

The Company accounted for natural gas costless collar and forward contracts on a fair value basis. Under this method the Company recorded unrealized gains and losses based on the fair value of contracts at each balance sheet date. Additionally the Company recorded realized gains and losses as a part of natural gas revenues at the time that the contracted products were sold.

(n) Transportation costs:

The Company has altered the presentation of its statement of income to be in compliance with a new Canadian accounting standard. The new standard requires the Company to segregate transportation costs from oil and gas sales on its statement of income. The Company has removed transportation costs from revenues and added them to operating expenses.

2. ACCOUNTING POLICY CHANGES:

The Company implemented the following two CICA mandated accounting policy changes for the year ended December 31, 2004:

- Adoption of the presentation of transportation costs as operating costs. In prior years it was Canadian industry practice to net these costs out of revenues. The Company has restated revenues and operating costs for the current and prior years to reflect this change. Transportation costs were $0.4 million in 2004 ($0.2 million in 2003). This change has no impact on net income or cash flow.
- Adoption of the new Canadian ARO standard. The Company has retroactively applied this standard and has restated its December 31, 2003 balance sheet, and the results of prior periods. The restatement does not impact cash flow. The following table outlines the impact of the implementation of ARO on the Company's results and balances:

Balances at	December 31, 2002	December 31, 2003
Property Plant and equipment	$ 239,689	$ 366,777
Goodwill	–	125,842
Asset retirement obligations liability	280,502	625,733
Future income tax liability	(15,917)	(181,427)
Retained earnings	$ (24,896)	$ (77,529)
Results for the year ended		
Depletion, depreciation, and accretion		$ 11,846
Future income tax		(85,075)
Net income		$ 73,229

3. SIGNIFICANT ACQUISITIONS:

Reverse takeover by Innova Energy:

Effective April 16, 2004 the Company entered into a business combination with Innova Energy. The Company issued 86,664,338 and 1,318,160 shares respectively to the holders of Innova Energy shares and stock options.

The consideration for the reverse takeover in made up of 116,826,639 shares of the Troutline Investments Inc. valued at $39,721,057 (or $0.34 per share), and acquisition costs of $141,763, which result in total consideration of $39,862,820. The shares issued include both the 115,508,479 Troutline shares outstanding prior to the reverse takeover and the 1,318,160 Troutline shares issued in exchange for the cancellation of Innova Energy options.

The fair value of the assets and liabilities acquired from Troutline (including Surge and Invader) are presented in the table below. The results of Troutline (including Surge and Invader) have been included in the consolidated financial statements beginning on April 17, 2004.

	Fair Value - Troutline
Cash	$ 15,418,262
Property, plant and equipment	15,572,214
Long-term investments	247,854
Goodwill	7,064,056
Bank indebtedness	(2,917,467)
Asset retirement obligations	(622,424)
Special shares	(313,949)
Working capital	(181,154)
	$ 39,862,820

Fair values for property plant and equipment were established based on the reserve and undeveloped land reports of Surge and Invader.

Purchase of Chowade Energy Inc.

Effective May 31, 2004, the Company purchased all of the outstanding shares of privately held Chowade by issuing 1,349,969 post-consolidation shares valued at $2.59 per share and incurring acquisition costs of $30,000. The Company accounted for this business combination using the purchase method. The fair value of the assets and liabilities acquired by the Company are outlined in the table below. The results of Chowade have been included in the consolidated financial statements beginning on June 1, 2004.

	Fair Value - Chowade
Cash	$ 289,141
Property, plant and equipment	2,218,800
Goodwill	1,508,885
Asset retirement obligations	(32,214)
Future income taxes	(484,972)
Working capital	26,780
	$ 3,526,420

Fair values for property plant and equipment were established based on the reserve and undeveloped land reports of Chowade

4. WORKING CAPITAL

The following table outlines the changes in the Company's non-cash working capital excluding the impact of working capital acquired from Troutline and Chowade during 2004.

	As at December 31 2004	As at December 31 2003	Non-cash working capital acquired by issuing shares	Change in non-cash working working capital as reported
Accounts receivable and prepaid expenses	$ 5,846,389	$ 3,280,836	$ (154,374)	$ (2,719,927)
Accounts payable and accrued liabilities	(11,769,208)	(4,361,524)		7,407,684
Bank indebtedness	-	(4,360,292)	(2,917,467)	(7,277,759)
	(5,922,819)	(5,440,980)	(3,071,841)	(2,590,002)
Working capital related to:				
Operating activities	(6,504,594)	(1,220,107)	(154,374)	5,130,113
Investing activities	581,775	139,419		(442,356)
Bank indebtedness	-	(4,360,292)	(2,917,467)	(7,277,759)
	$ (5,922,819)	$ (5,440,980)	$ (3,071,841)	$ (2,590,002)

5. PROPERTY, PLANT AND EQUIPMENT:

	December 31, 2004			December 31, 2003		
	Cost	Depreciation and depletion	Net book value	Cost	Depreciation and depletion	Net book value
Oil and gas properties	$66,194,005	$13,906,501	$52,287,504	$25,538,074	$4,188,439	$21,349,635
Office equipment	456,454	207,951	$248,503	191,889	94,433	97,456
	$66,650,459	$14,114,452	$52,536,007	$25,729,962	$4,282,872	$21,447,091

At December 31, 2004, oil and gas properties included $12.7 million relating to the cost of unproved properties that have been excluded from the depletion and depreciation calculation. During 2004 the Company capitalized $0.9 million of general and administrative costs (2003 - $NIL). No interest has been capitalized.

The Company wrote down the value of its oil and gas properties in its United States cost centre by $0.4 million. The write down was the result of reduced expectations for future United States well performance that were reflected in the Company's December 31, 2004 reserves report.

The Company made assumptions for the purposes of conducting a ceiling test on its petroleum and natural gas properties at December 31, 2004. Where possible the Company based its assumptions on the forecasted prices and costs from its reserves report dated December 31, 2004. The following critical assumptions were made:

	Natural Gas - Henry Hub (US$/mmbtu)	Natural Gas - AECO (CDN$/gj)	Light sweet crude oil WTI (US$/bbl)	Light sweet crude oil Edmonton par (CDN$/bbl)	Medium crude oil Cromer (CDN$/bbl)	US$ / CDN$ Exchange
2005	6.35	6.45	42.00	49.60	43.50	0.83
2007	5.75	6.05	37.00	43.50	38.20	0.83
2008	5.45	5.80	35.00	41.10	36.00	0.83
2009	5.35	5.70	34.50	40.50	35.50	0.83
2010	5.30	5.60	34.30	40.20	35.30	0.83
Thereafter	Inflated at 2% per annum					

6. Goodwill:

The Company has completed three business combinations which have resulted in purchase of goodwill. Goodwill was evaluated for impairment at December 31, 2003 and 2004. The following table outlines the origins of the Company's goodwill asset:

	Year	Original	Impairments	Goodwill asset
Acquisition of Pilot	2003	$ 1,776,047	–	$ 1,776,047
Reverse takeover of Troutline	2004	7,064,056	–	7,064,056
Acquisition of Chowade	2004	1,508,885	–	1,508,885
		$ 10,348,988	–	$ 10,348,988

7. Provision for additional flow through costs:

The Company has estimated and provided for $206,102 pursuant to the provisions of flow through agreements entered into in prior periods, for costs related to the settlement of certain aspects of these agreements.

In 2003 the Company recovered $245,000 from an allowance made in 2002 for flow through indemnification and penalties.

8. Bank indebtedness:

The Company has a credit facility with a Canadian chartered bank. Under the terms of this credit facility the Company may borrow up to $15.1 million and will pay interest at the Company's option of LIBOR+1.25%, bankers acceptance +1.25%, or bank prime rate. This credit facility is secured against all the present and after-acquired property of the Company. As at December 31, 2004 the Company had NIL borrowed against this facility ($4,360,292 at December 31, 2003).

9. Asset retirement obligations ("ARO"):

Asset retirement obligations were estimated based on the Company's net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company experienced the following changes to its asset retirement obligations:

	Asset Retirement Liability
ARO at December 31, 2002	$ 298,202
Accretion of obligations	57,563
Oil and gas properties added	493,975
ARO at December 31, 2003	849,740
Accretion of obligations	108,904
Oil and gas properties net-additions	169,199
Properties acquired	654,638
Revisions in timing and scope of estimated future costs	57,235
Asset retirement spending	–
ARO at December 31, 2004	$ 1,839,716

The Company uses a 2% per annum inflation assumption for costs, and discounts its ARO liabilities to fair value at 8% per annum.

The Company had undiscounted asset retirement obligations of $3.4 million at December 31, 2004 ($1.3 million at December 31, 2003). The distribution of undiscounted future payments for ARO is as follows:

Year of estimated future spending	Undiscounted future ARO ($000)
2005	–
2006	110
2007	208
2008	283
2009	228
2010	451
Future	2,138
Total	3,418

10. INCOME TAXES:

The provision for income taxes differs from the result that would have been obtained by applying the combined federal and provincial tax rates to the Company's net income before income taxes. The differences result from the following:

	2004	2003
Income (loss) before income taxes	$ 562,241	$ 842,632
Combined tax rate	39.22%	40.62%
	220,511	342,277
Capital taxes	193,692	15,752
Change in enacted tax rates	(14,176)	(451,524)
Non-deductable portion of expenses	1,468,024	770,509
Resource allowance	(1,100,667)	(531,405)
ARTC	(157,253)	(203,100)
Other	(59,844)	(160,515)
Income tax provision	$ 550,287	$ (218,006)

The components of the net future income tax liability at December 31 are as follows:

	2004	2003
Future income tax assets:		
Non-capital losses	$ 4,611,213	$ –
Share issue costs deductable	520,899	61,832
ARO liability	640,221	400,616
Provincial and other federal tax pools	48,219	–
	5,820,552	462,448
Future income tax liabilities:		
Property, plant and equipment	(4,270,469)	(4,662,455)
Net future income tax asset (liability)	$ 1,550,083	$(4,200,007)

11. SHARE CAPITAL:

(a) Authorized:

An unlimited number of voting common shares

An unlimited number of preferred shares issuable in series

An unlimited number of special shares issuable in series

(b) Issued:

	Shares	
Common shares:		
Innova Energy balance at December 31, 2002	15,449,022	$ 6,528,018
Issued for Pilot acquisition	7,698,239	6,389,537
Tax effect of flow through shares		(245,000)
Share issue costs		(37,850)
Innova Energy balance at December 31, 2003	23,147,261	12,634,705
Issued on exercise of Innova Energy options	225,000	190,500
Stock based compensation	–	145,489
Innova Energy balance at April 16, 2004	23,372,261	12,970,694
Troutline shares at April 16, 2004	115,508,479	
Issued on reverse takeover	87,982,508	39,721,057
Share consolidation (8.8235 : 1)	(180,428,324)	
Innova Exploration shares at April 16, 2004	23,062,663	
Issued for Chowade acquisition	1,349,969	3,496,420
Reduction in the tax effect of prior period flow through share issuance		113,050
Flow through share issue September 30, 2004	500,000	1,540,000
Flow through share issue December 21, 2004	865,557	3,895,007
Share issue December 21, 2004	1,958,903	7,149,996
Share issue costs		(1,129,944)
Income tax effect of share issue costs		413,085
Innova Exploration shares at December 31, 2004	27,737,092	$ 68,169,365
Series one special shares:		
Reverse takeover	144,677	$ 313,949
Innova Exploration series one special shares at December 31, 2004	144,677	
Total share capital		$ 68,483,315

Under reverse takeover accounting, the shares reported are those of the Company, and the stated values are those of Innova Energy.

The Company is obligated to renounce $ 5.4 million dollars of Canadian Exploration Expenses to the purchasers of the 2004 flow through share issues. The tax impact of the renunciations will be recorded against share capital and future income taxes in future years. Shares issued pursuant to flow through agreements are subject to a mandatory four month escrow periods expiring January 31 and April 22, 2005 respectively.

The Company had no preferred shares issued between December 31, 2003 and December 31, 2004.

The Company had 144,677 series 1 special shares issued and outstanding on December 31, 2004 and 2003. Each series 1 special share is convertible at the option of the holder into 0.0227 post-consolidation common shares. Holders of series 1 special shares are entitled to receive, as and when declared by the Board of Directors, cumulative preferential cash dividends at a rate of $0.184 per annum per post-consolidation share. The Company had undeclared cumulative dividends of $323,621 at December 31, 2004 ($297,000 at December 31, 2003).

12. Option plan:

The granted stock options expire within five years from the date of grant and vest evenly on the first, second, and third anniversary of the grant date. The Company had the following options outstanding at December 31, 2004:

Granted	Exercise $	Granted	Outstanding	Vested
Apr 2004	3.00	453,000	403,000	–
Jun 2004	2.44	951,000	951,000	–
Aug 2004	2.42	162,000	162,000	–
Sep 2004	2.37	90,000	90,000	–
Sep 2004	2.68	150,000	150,000	–
Oct 2004	2.77	5,000	5,000	–
Nov 2004	2.95	75,500	75,500	–
Dec 2004	3.55	75,000	75,000	–
		1,961,500	1,911,500	–
Average exercise price		2.65	2.64	–

13. Stock based compensation and contributed surplus:

The fair value of stock options granted was estimated using the Black-Scholes method based on no dividend yield, 4% risk-free interest rate, and 31% volatility. The Company has recorded stock based compensation of $323,285 for the year ($60,720 - 2003). The contributed surplus of the Company is detailed below:

	Amount
Contributed surplus:	
Balance at December 31, 2002	$ 35,755
Stock based compensation	60,720
Balance at December 31, 2003	96,475
Stock based compensation	323,285
Options exercised before and cancelled during reverse takeover	(179,739)
	$ 240,021

14. Weighted average shares outstanding:

The weighted average number of common shares issued and outstanding for the periods reported is as follows:

	Twelve-months ending December 31
2004	
Basic shares	20,170,015
Diluted shares	20,336,071
Weighted average trading price	$ 2.97
Weighted average options excluded	311,617
2003	
Basic shares	9,479,264
Diluted shares	9,479,264
Weighted average trading price	na
Weighted average options excluded	404,903

15. Financial instruments:

The Company's financial instruments include: cash, accounts receivable, prepaid expenses, investments, accounts payable, accrued liabilities, provision for flow through costs, bank indebtedness, and ARO. The carrying value of the Company's financial instruments approximates their fair value. The Company is exposed to risk with regard to its financial instruments including:

(a) Commodity price risk:

The Company markets its products at spot related prices through a variety of marketing entities. The contracts governing these relationships are month to month.

(b) Foreign currency exchange rate risk:

The Company is exposed to currency fluctuations as oil and gas prices are referenced to US dollar denominated prices.

(c) Interest rate risk:

The Company is exposed to floating interest rates with respect to amounts borrowed against its bank credit facility (See bank indebtedness note).

(d) Credit risk:

The majority of the accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(e) Environmental and regulatory risk:

The Company estimates ARO based on information about future costs and the estimated timing of those costs. The actual future costs and timing of those costs could differ significantly from the estimates.

16. Commitments:

As a December 31, 2004, the Company had office space obligations, mineral lease rentals, and surface lease rentals as follows:

	2005	2006	2007	2008	2009	Future
Office space leases	$ 210,222	$ 174,525	$ 174,525	$ 186,160	$ 186,160	$ –
Mineral lease rentals (gross)	379,606	340,629	325,239	300,361	247,695	247,695
Surface lease rentals (gross)	93,911	93,911	91,094	88,361	85,710	83,139
	$ 683,739	$ 609,065	$ 590,858	$ 574,882	$ 519,565	$ 330,834

17. Related party transactions:

During August 2004, the Company received the amount owing on a $270,956 receivable from a company controlled by a former Director of the Company.

During July 2004, the Company concluded the sale of its Kutcho Creek Resources Inc. mining subsidiary for a fair value of $127,000 cash proceeds. Kutcho Creek held assets related to Troutline's former mining operations. The purchaser is controlled by a Director of the Company.

EXHIBIT 2.4

KPMG

Financial Statements of

INNOVA ENERGY LTD.

Years ended December 31, 2002 and 2001

AUDITORS' REPORT TO THE DIRECTORS

We have audited the balance sheets of Innova Energy Ltd. as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2002 and for the period from November 24, 2000 to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2002 and for the period from November 24, 2000 to December 31, 2000 in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
April 11, 2003, except as to notes 11 and 14 which
are as of March 12, 2004

INNOVA ENERGY LTD.

Balance Sheets

	September 30, 2003	December 31, 2002	December 31, 2001
	(unaudited)		
Assets			
Current assets:			
Cash and cash equivalents (note 4)	$ –	$ 3,064,316	$ 2,296,460
Accounts receivable	3,818,265	984,359	623,672
Prepaid expenses	193,332	22,190	4,226
	4,011,597	4,070,865	2,924,358
Property and equipment (note 5)	18,468,698	6,694,893	2,805,301
Goodwill (note 3)	1,584,118	–	–
	$ 24,064,413	$ 10,765,758	$ 5,729,659
Liabilities and Shareholders' Equity			
Current liabilities:			
Bank indebtedness (note 6)	$ 1,907,546	$ –	$ –
Accounts payable and accrued liabilities	5,114,887	2,326,275	1,568,097
	7,022,433	2,326,275	1,568,097
Provision for future site restoration and abandonment costs	148,324	17,700	–
Future income taxes (note 8)	4,446,107	2,892,522	1,518,588
Shareholders' equity:			
Share capital (note 7)	12,634,705	6,528,018	2,900,423
Contributed surplus	5,953	5,953	–
Deficit	(193,109)	(1,004,710)	(257,449)
	12,447,549	5,529,261	2,642,974
Commitments (note 11)			
Subsequent events (note 14)			
	$ 24,064,413	$ 10,765,758	$ 5,729,659

See accompanying notes to financial statements.

Approved on behalf of the Board of Directors:

(Signed) Kevin J. Gibson ____________ Director

(Signed) Daryl S. Fridhandler ____________ Director

INNOVA ENERGY LTD.

Statements Operations and Deficit

	Nine months ended September 30, 2003	Nine months ended September 30, 2002	Years ended December 31, 2002	Years ended December 31, 2001	Period from November 24, to December 31, 2000
	(unaudited)				
Revenue:					
Oil and gas sales, net of royalties	$ 4,417,251	$ 601,158	$ 1,077,054	$ –	$ –
Interest	5,115	9,005	17,557	52,453	–
	4,422,366	610,163	1,094,611	52,453	–
Expenses:					
Operating	597,554	163,588	234,201	–	–
General and administrative	917,317	477,581	1,067,797	378,488	–
Interest	124,935	80,523	108,760	110,034	–
Depletion, depreciation and amortization	2,039,241	442,632	718,102	7,257	–
	3,679,047	1,164,324	2,128,860	495,779	–
Income (loss) before income taxes	743,319	(554,161)	(1,034,249)	(443,326)	–
Provision for taxes:					
Current	400,221	–	–	–	–
Future (note 8)	(468,503)	(233,152)	(286,988)	(185,877)	–
	(68,282)	(233,152)	(286,988)	(185,877)	–
Net income (loss)	811,601	(321,009)	(747,261)	(257,449)	–
Deficit, beginning of period	(1,004,710)	(257,449)	(257,449)	–	–
Deficit, end of period	$ (193,109)	$ (578,458)	$ (1,004,710)	$ (257,449)	$ –
Net income (loss) per share (note 9):					
Basic	$ 0.04	$ (0.03)	$ (0.07)	$ (0.05)	$ –
Diluted	$ 0.03	$ (0.03)	$ (0.07)	$ (0.05)	$ –

See accompanying notes to financial statements.

INNOVA ENERGY LTD.

Statements of Cash Flows

	Nine months ended September 30, 2003	Nine months ended September 30, 2002	Years ended December 31, 2002	Years ended December 31, 2001	Period from November 24, to December 31, 2000
	(unaudited)				
Cash provided by (used in):					
Operating:					
Net income (loss)	$ 811,601	$ (321,009)	$ (747,261)	$ (257,449)	$ –
Items not involving cash:					
Future income taxes	(468,503)	(233,152)	(286,988)	(185,877)	–
Depletion, depreciation and amortization	2,039,241	442,632	718,102	8,034	–
Stock based compensation	–	–	5,953	–	–
	2,382,339	(111,529)	(310,194)	(435,292)	–
Changes in non-cash working capital	(1,834,711)	(797,381)	379,527	939,422	777
	547,628	(908,910)	69,333	504,130	777
Financing:					
Issue of share capital	–	1,989,327	5,374,536	2,437,475	2,303,500
Share issue costs	(37,850)	(22,642)	(86,019)	(90,192)	(46,672)
Increase in bank indebtedness	1,907,546	–	–	–	–
	1,869,696	1,966,685	3,436,805	2,347,283	2,256,828
Investing:					
Additions to capital assets	(5,481,640)	(3,064,338)	(4,589,994)	(2,812,558)	–
Increase (decrease) in cash and cash equivalents	(3,064,316)	(2,006,563)	767,856	38,855	2,257,605
Cash and cash equivalents, beginning of period	3,064,316	2,296,460	2,296,460	2,257,605	–
Cash and cash equivalents, end of period	$ –	$ 289,897	$ 3,064,316	$ 2,296,460	$ 2,257,605

See accompanying notes to financial statements.

1. Nature of operations and basis of presentation:

Innova Energy Ltd. (the "Company") was incorporated under the laws of the province of Alberta on November 24, 2000. The Company is engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves in Canada.

On January 27, 2003, the Company acquired Pilot Petroleum Ltd. ("Pilot") (note 3). Accordingly, these financial statements reflect the operations of the Company for the periods presented and Pilot, from January 27, 2003 onwards. On March 31, 2003 the Company and Pilot were amalgamated.

2. Significant accounting policies:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results may differ from these estimates.

(a) Capital assets:

The Company follows the full cost method of accounting for oil and gas operations, whereby all costs associated with the acquisition of exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on undeveloped properties, drilling both productive and unproductive wells, production equipment and overhead charges directly related to these activities. Proceeds received from disposal of petroleum and natural gas properties are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case, a gain or loss on disposal is recorded.

All capitalized costs and future development costs on proven reserves, less the costs of undeveloped properties, are depleted and depreciated using the unit-of-production method based on total net proven reserves as determined by independent engineers. Depreciation is provided on furniture and fixtures and office equipment on a straight-line basis using a range of between two and five years.

Costs of unproved properties are initially excluded from petroleum and natural gas properties for the purpose of calculating depletion. These unproved properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion and depreciation.

2. **Significant accounting policies:**

(a) Capital assets (continued):

At period end, capitalized costs, net of the provision for site restoration costs and future income taxes, are limited to the aggregate of estimated future net revenues from proven reserves at period end prices and costs, net of general and administrative, financing, income taxes and future site restoration costs, plus the unimpaired cost of undeveloped properties. Write-downs of petroleum and natural gas properties as a result of applying this cost recovery test are charged to earnings.

Office equipment and furniture are depreciated using the declining balance method at rate ranging from 20% to 100%.

(b) Future site restoration costs:

A provision for estimated future site restoration costs for petroleum and natural gas properties is provided using the unit-of-production method. Costs are based on the Company's engineering estimates considering current regulations, costs, technology and industry standards. The annual provision is included in depletion and depreciation and actual site restoration costs are charged to the accumulated provision as incurred.

(c) Future income taxes:

The Company follows the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(d) Per share amounts:

Per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts use the treasury-stock method. Under the treasury-stock method only "in the money" dilutive instruments impact the diluted calculations.

(e) Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. The provision for future income taxes has been increased and share capital has been reduced to reflect the renounced tax deductions on future expenditures to be incurred.

2. Significant accounting policies:

(f) Joint venture accounting:

A portion of the Company's exploration, development and production activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

(g) Stock-based compensation plan:

The Company's stock option plan is described in note 6. The Company uses the intrinsic value based method of accounting for its stock option plan, whereby no compensation expense is recorded for stock options granted to directors, officers and employees that have an exercise price equal to the fair value of the stock at the date the options are granted. The Company discloses the pro-forma results of using the fair value method under which compensation expense is recorded based on the estimated fair value of the options.

For stock options granted to consultants, the Company records compensation expense using the fair value method.

(h) Revenue recognition:

Oil and natural gas revenues are recognized when title and risks pass to the purchaser.

(i) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired company exceeds the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized and is assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of an acquired company's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

3. **Acquisition of Pilot:**

On January 27, 2003, the Company acquired Pilot Petroleum Ltd. The acquisition was accounted for by the purchase method of accounting. Pilot was a private company engaged in the exploration, development and production of petroleum and natural gas reserves in Canada.

The consideration given was 1.325 Innova shares for each issued and outstanding preferred and common share of Pilot including common shares issuable upon exercise of stock options. Total consideration was $6,389,537. A total of 7,698,239 common shares were issued. Assets acquired in the acquisition include:

Capital assets	$ 8,293,728
Goodwill	1,584,118
Working capital	(1,656,493)
Provision for future site restoration and abandonment costs	(54,728)
Future income taxes	(1,777,088)
	$ 6,389,537

4. **Cash and cash equivalents:**

The Company considers deposits in banks, certificates of deposit and short-term investments with original maturities of three months or less as cash and cash equivalents. The major components of cash and cash equivalents are as follows:

	September 30, 2003	December 31, 2002	December 31, 2001
Cash and deposit	$ –	$ 314,875	$ 1,797,250
Bank term deposits, at rate of interest of 2.64% and 1.86%	–	2,749,441	499,210
	$ –	$ 3,064,316	$ 2,296,460

5. Property and equipment:

September 30, 2003	Cost	Accumulated depletion and depreciation	Net book value
Petroleum and natural gas properties	$ 20,947,815	$ 2,587,553	$ 18,360,262
Furniture, fixtures and office equipment	191,889	83,453	108,436
	$ 21,139,704	$ 2,671,006	$ 18,468,698
December 31, 2002			
Petroleum and natural gas properties	$ 7,222,611	$ 656,974	$ 6,565,637
Furniture, fixtures and office equipment	179,939	50,683	129,256
	$ 7,402,550	$ 707,657	$ 6,694,893
December 31, 2001			
Petroleum and natural gas properties	$ 2,764,978	$ –	$ 2,764,978
Furniture, fixtures and office equipment	47,580	7,257	40,323
	$ 2,812,558	$ 7,257	$ 2,805,301

At September 30, 2003, petroleum and natural gas properties included $1,299,871 (December 31, 2002 - $949,840; December 31, 2001 - $2,764,978) relating to the cost of properties that have been excluded from the depletion and depreciation calculation.

At September 30, 2003 total future site restoration and abandonment costs are estimated to be $417,800 (December 31, 2002 - $220,000; 2001 - $nil).

6. **Bank indebtedness:**

The Company has increased the credit facility and now has $5 million available, of which $1.9 million was drawn at September 30, 2003 (December 31, 2002 - $nil; December 31, 2001 - $nil). The facility bears interest at the bank's prime lending rate plus 0.375%, is repayable on demand and is secured by the assets of the Company.

In June 30, 2003, the Company entered into a swap facility of $1.5 million to cover exposure under interest rate, foreign exchange or commodity swaps, of which $nil was drawn at September 30, 2003. The facility bears interest at the bank's prime lending rate plus 0.375%, is repayable on demand and is secured by the assets of the Company.

7. **Share capital:**

(a) Authorized:

An unlimited number of voting common shares

An unlimited number of preferred shares issuable in series

(b) Issued:

	Number of Shares	Amount
Common shares:		
Balance, December 31, 2000	4,815,000	$ 1,394,994
Issue of shares	737,585	371,100
Issue of flow-through shares (net of tax of $880,276)	2,755,167	1,186,099
Share issue costs (net of tax of $38,422)	–	(51,770)
Balance, December 31, 2001	8,307,752	2,900,423
Issue of shares	1,424,956	763,326
Issue of flow-through shares (net of tax of $1,942,153)	5,716,314	2,914,057
Share issue costs (net of tax of $36,231)	–	(49,788)
Balance, December 31, 2002	15,449,022	6,528,018
Issue of shares on Pilot acquisition (note 3)	7,698,239	6,389,537
Share issue costs	–	(37,850)
Tax effect of previously issued flow-through shares	–	(245,000)
Balance, September 30, 2003	23,147,261	$ 12,634,705

7. **Share capital (continued):**

(c) Option plan:

The Company has an option plan under which employees and directors of the Company are eligible to receive options. As options are issued at the market price on date of grant, no compensation expense is recognized when new options are issued. One-third of the options vest on the grant date, one-third on the first anniversary, and the remaining third on the second anniversary. The options expire five years from the date of grant.

	Nine months ended September 30, 2003		Year ended December 31, 2002		2001	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	777,500	$ 0.66	385,000	$ 0.50	260,000	$ 0.50
Granted	291,000	0.85	392,500	0.81	125,000	0.50
Expired	(10,000)	0.75	–	–	–	–
Outstanding, end of period	1,058,500	$ 0.71	777,500	$ 0.66	385,000	$ 0.50

The following summarizes information about stock options outstanding at September 30, 2003:

Exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Number exercisable	Weighted average exercise price
$ 0.50	385,000	2.42	385,000	$ 0.50
$ 0.65	50,000	3.29	33,333	0.65
$ 0.75	50,000	3.37	33,333	0.75
$ 0.85	573,500	3.76	285,333	0.85
$ 0.71	1,058,500	3.23	736,999	$ 0.65

7. Share capital (continued):

(c) Option plan (continued):

No amount of compensation expense has been recognized in the financial statements for stock options granted to directors, officers and employees. Had the Company charged the fair value of options to earnings, there would have been an decrease of $33,968 to reported net income (December 31, 2002 - $17,595) and no material change to net income (loss) per share for the nine months ended September 30, 2003 or the year ended December 31, 2002. In 2002, the Company had recorded nominal compensation expense reflecting the estimated fair value of stock options granted to non-employees. This amount was credited to contributed surplus.

The fair value of each option granted is estimated on the date of grant using the Black-Sholes Option Pricing Model based on the following assumptions: risk-free interest rate – 5.0%; expected option life – 5 years; expected future dividends – nil; and volatility of 25%. Stock options granted during the nine months ended September 30, 2003 (year ended December 31, 2002 - $0.19) had an estimated weighted average fair value of $0.19 per share.

(d) Warrants:

As at September 30, 2003, there were nil (December 31, 2002 – 266,400; 2001 – 16,400) share purchase warrants outstanding. 141,400 warrants are exercisable into one common share at an exercise price of $0.65 per share. 125,000 warrants are exercisable into one common share of an exercise price of $0.90 per share. The warrants expired July 1, 2003.

8. Income taxes:

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rates to the Company's net earnings before income taxes. The difference results from the following items:

	Nine months ended September 30, 2003	Nine months ended September 30, 2002	Year ended December 31, 2002	Year ended December 31, 2001	Period from November 24 to December 31, 2000
Income (loss) before income taxes	$ 743,319	$ (554,161)	$ (1,034,249)	$ (443,326)	$ –
Combined federal and provincial income tax rate	40.74%	42.12%	42.1%	42.6%	44.6%
	302,828	(233,412)	(435,419)	(188,857)	–
Non-deductible crown charges and other expenses	678,679	65,165	120,528	–	–
Alberta Royalty Tax Credit	(165,097)	(16,292)	(30,132)	–	–
Resource allowance	(360,290)	(15,441)	(10,850)	40,198	–
Other	(103,858)	(15,349)	85,996	1,547	–
Change in enacted tax rate	(420,544)	(17,823)	(17,111)	(38,765)	–
Income taxes	$ (68,282)	$ (233,152)	(286,988)	$ (185,877)	$ –

The components of the net future income tax liability at are as follows:

	September 30, 2003	December 31, 2002	December 31, 2001
Future income tax assets:			
Share issue costs	$ 69,850	$ 59,510	$ 42,468
Non-capital losses	–	393,431	189,988
Future site restoration costs	50,406	5,591	–
Eligible capital expenditures	–	212	–
	120,256	458,744	232,456
Future income tax liabilities:			
Capital assets	(4,566,363)	(3,351,266)	(1,751,044)
Net future income tax liability	$(4,446,107)	$(2,892,522)	$(1,518,588)

9. Weighted average number of shares:

The weighted average number of common shares issued and outstanding for the nine months ended September 30, 2003 was 22,385,899 (year ended December 31, 2002 – 11,205,739; 2001 – 4,824,569). In computing diluted earnings per share, 1,058,000 shares were added to the weighted average number of common shares outstanding during the nine months ended September 30, 2003 (year ended December 31, 2002 – nil; 2001 – nil; for the dilutive effect of the stock options would have been nil).

10. Bank indebtedness:

The Company has access to a revolving credit facility in the amount of $5,000,000 of which $1,907,547 was drawn at September 30, 2003 (December 31, 2002 $nil; 2001 - $nil). The facility bears interest at the bank's prime lending rate plus 0.375%, is repayable on demand and is secured by the assets of the Company.

11. Related parties:

At September 30, 2003, an advance was outstanding to a company controlled by a common director in the amount of $270,956. The advance is to be repaid in 2004.

12. Commitments:

As at September 30, 2003, the Company has commitments related to flow-through common shares to spend $28,000 (December 31, 2002 - $3,942,577) towards qualifying exploration expenditures in 2003.

The Company is committed to office lease payments of $145,502 annually, payable monthly until December 1, 2004.

Years ended December 31, 2002 and 2001
(Information as at September 30, 2003 and 2002 and for the nine-month periods ended September 30, 2003 and 2002 is unaudited)

13. Financial instruments:

(a) Commodity price risk management:

The Company enters into natural gas swap contracts in order to reduce its exposure to general reductions in natural gas prices and has contracts to sell future natural gas production as follows:

Term	Quantity (GJ/d)	Price (Cdn $/GJ)
December 1, 2002 to March 31, 2003	500	fixed $5.575
April 1, 2003 to October 31, 2003	500	fixed $ 5.12
November 1, 2003 to March 31, 2004	1,000	floor $ 5.50
January 1, 2004 to March 31, 2004	2,000	floor $ 7.00 ceiling $ 8.55
April 1, 2004 to October 31, 2004	2,000	floor $ 5.25 ceiling $ 6.81

(b) Interest rate risk:

As at September 30, 2003, the Company was exposed to floating interest rates with respect to its revolving demand loan (note 9).

(c) Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

(d) Credit risk:

Major portion of the accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

14. Subsequent events:

On February 12, 2004 the Company entered into an arrangement agreement with Troutline Investments Inc., which provides for the acquisition by Troutline of all the common shares of Innova on the basis of 3.708 Troutline shares for each Innova share. This transaction is subject to shareholder and regulatory approvals. Pursuant to the agreement, the Company is required to pay a break fee to Troutline of up to $750,000, and Troutline is required to pay a break fee to the Company of $250,000 under certain circumstances. The anticipated closing is to occur on or about April 16, 2004.

EXHIBIT 2.5

DAVIS, DAIGNAULT, SCHICK & CO.

TELEPHONE: (403) 262-3394 CHARTERED ACCOUNTANTS

FAX: (403) 269-3540 830, 840 - 7th AVENUE S.W., CALGARY, ALTA. T2P 3G2

AUDITORS' REPORT

To the Shareholders of:
INVADER EXPLORATION INC.

We have audited the consolidated balance sheet of INVADER EXPLORATION INC. as at September 30, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended September 30, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the company as at September 30, 2003 and 2002 and the consolidated results of its operations and cash flows for each of the years in the three year period ended September 30, 2003, in accordance with Canadian generally accepted accounting principles.

CALGARY, Alberta
November 17, 2003

signed DAVIS, DAIGNAULT, SCHICK & CO.
CHARTERED ACCOUNTANTS

INVADER EXPLORATION INC.

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30

	2003	2002
ASSETS		
Current		
Cash	$ —	$ 981,742
Accounts receivable	562,548	404,150
Short term loans receivable	—	630,000
Prepaid expenses	153,052	331,115
	715,600	2,347,007
Capital - Note 4	4,690,931	3,375,255
	$5,406,531	$5,722,262
LIABILITIES		
Current		
Bank indebtedness - Note 5	$ 164,041	$ —
Accounts payable	393,782	154,696
	557,823	154,696
Provision for site restoration	32,207	19,848
	590,030	174,544
SHAREHOLDERS' EQUITY		
Share capital - Note 6	9,818,684	9,819,384
Deficit	(5,002,183)	(4,271,666)
	4,816,501	5,547,718
	$5,406,531	$5,722,262

Director: *signed Conrad Kathol*

Director: *signed Robert Hobbs*

INVADER EXPLORATION INC.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30

	2003	2002	2001
Revenue			
Oil and gas revenue net of royalties	$ 1,815,967	$ 681,922	$ 585,685
Interest and other revenue	25,239	112,729	27,890
	1,841,206	794,651	613,575
Expenses			
Well operating	369,886	269,058	221,880
General and administrative	363,489	241,438	177,518
Depletion, amortization and site restoration	897,223	253,692	221,064
Ceiling test write-down	941,125	3,080,145	445,124
	2,571,723	3,844,333	1,065,586
Net loss for the year	(730,517)	(3,049,682)	(452,011)
Deficit, beginning of year	(4,271,666)	(1,221,984)	(769,973)
Deficit, end of year	$(5,002,183)	$(4,271,666)	$(1,221,984)
Loss per share:			
Basic	$ (0.02)	$ (0.09)	$ (0.02)
Diluted	$ (0.02)	$ (0.09)	$ (0.01)
Weighted average number of shares outstanding:			
Basic	34,350,250	34,350,250	30,350,250
Diluted	35,218,759	34,350,250	30,350,250

INVADER EXPLORATION INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30

	2003	2002	2001
Operating activities:			
Net loss for the year	$ (730,517)	$(3,049,682)	$ (452,011)
Adjustments to reconcile income from operations to net cash provided:			
Depletion, amortization and site restoration	897,223	253,692	221,064
Ceiling test write-down	941,125	3,080,145	445,124
	1,107,831	284,155	214,177
Changes in operating assets and liabilities:			
Accounts receivable	(158,398)	(144,138)	158,642
Prepaid expenses	178,063	(94,789)	—
Accounts payable	239,086	(20,160)	138,280
Cash flows from operating activities	1,366,582	25,068	511,099
Investing activities:			
Purchase of capital assets	(3,141,665)	(1,328,830)	(2,114,015)
Short term loan receivable	630,000	(630,000)	82,788
Cash flows used in investing activities	(2,511,665)	(1,958,830)	(2,031,227)
Cash flows (used in) from financing activities:			
Proceeds of share issue	(700)	948,713	3,097,731
Net decrease (increase) in cash and cash equivalents	(1,145,783)	(985,049)	1,577,603
Cash and cash equivalents, beginning of year	981,742	1,966,791	389,188
Cash and cash equivalents, end of year	$ (164,041)	$ 981,742	$1,966,791
Supplementary information:			
Interest received	$ 30,354	$ 107,829	$ 27,890
Interest paid	$ 3,821	$ —	$ —

INVADER EXPLORATION INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

Note 1: Basis of presentation

The company is engaged in the acquisition, exploration, development and operation of petroleum and natural gas properties in Western Canada and the United States of America. The company's current geographic focus is in Western Canada.

Note 2: *Significant accounting policies*

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual results may differ from these estimates.

a) Basis of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiary, Invader Exploration Corp.

b) Petroleum and natural gas properties

The company follows the full cost method of accounting for its oil and gas operations. All costs related to the acquisition of and exploration for petroleum and natural gas interests are capitalized. Such costs include land and lease acquisition costs, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells and overhead directly related to acquisition, exploration and development activities.

Proceeds from disposals are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20% or more in the depletion rate.

Capitalized costs are depleted using the unit-of-production method based on the estimated proven reserves of oil and gas. For the purpose of this calculation, reserves and production of natural gas are converted to equivalent units of oil using a ratio of 6 to 1. The costs of unevaluated properties are excluded from this calculation until proved reserves are established or impairment occurs.

The company applies an annual ceiling test to ensure that capitalized costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration and income tax costs.

Office equipment is amortized using the declining balance method at annual rates of 20% to 30%.

...../Cont.

Note 2: Significant accounting policies - continued

c) Future site restoration costs

Future site restoration and reclamation costs are amortized using the unit of production method. These costs are based on management's estimates of the anticipated costs of site restoration net of expected recoveries. Removal and site restoration costs will be charged against the accumulated provision as incurred.

d) Measurement uncertainty

The amounts recorded for depletion and amortization of capital assets and the provision for future site restoration costs, are based on estimates of reserves and future costs. By their nature, these estimates and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on future financial statements resulting from changes in such estimates could be material.

e) Joint ventures

Substantially all of the company's oil and gas related activities are conducted jointly with others and, accordingly, these consolidated financial statements reflect only the company's proportionate interest in such activities.

f) Per share information

The company has applied the treasury stock method to determine the dilutive effect of stock options. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations. Per share amounts are calculated based on the weighted average number of shares outstanding during the year. Diluted amounts per share are not shown as there are no dilutive factors.

g) Stock based compensation plans

The corporation has equity incentive plans, which are described in Note 6. No compensation expense is recognized for these plans when stock options are issued. Any consideration received on exercise of the stock option is credited to share capital.

h) Revenue recognition

Revenue is accrued and recognized in the month the oil and gas is produced and sold. Reimbursement of costs from well operations is netted against the related oil and gas production expenses.

...../Cont.

Note 2: Significant accounting policies - continued

i) Financial instruments

The company's financial instruments are comprised of cash, accounts receivable, short term loans receivable, bank indebtedness and accounts payable.

i) Fair value of financial assets and liabilities

The fair values of financial instruments approximate their carrying amount due to the short term maturity or capacity for prompt liquidation.

ii) Credit risk

Virtually all of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

iii) Foreign currency risk

The company is exposed to foreign currency fluctuations as oil and gas prices received are based on U.S. dollar denominated world prices.

Note 3: Change in accounting policy

In 2002, the company retroactively adopted the Canadian Institute of Chartered Accountants' earnings per share standard. Under the new standard, the treasury stock method is used, under which proceeds from assumed exercise of "in the money" stock options are used to repurchase common shares at the prevailing average market price for the year. The adoption of this standard had no effect on diluted earnings/(losses) per share for 2002.

Note 4: Capital assets

i) 2003

	Cost	Accumulated Amortization	Net Book Value
Oil and gas properties	$11,242,654	$6,559,498	$4,683,156
Office equipment	21,338	13,563	7,775
	$11,263,992	$6,573,061	$4,690,931

...../Cont.

Note 4: Capital assets - continued

ii) 2002

	Cost	Accumulated Amortization	Net Book Value
Oil and gas properties	$8,101,391	$4,736,161	$3,365,230
Office equipment	20,937	10,912	10,025
	$8,122,328	$4,747,073	$3,375,255

In 2002 the company abandoned its exploration and development efforts in the Arkoma Basin in the United States and began disposing of its interests in that area. This decision resulted in a ceiling test write-down of $3,080,145 in 2002 and a further ceiling test write-down of $941,125 in 2003.

As at September 30, 2003, the company does not have any assets remaining in either Oklahoma or Arkansas, but has oil and gas interests in Texas with a net book value of $552,376.

Undeveloped land costs of $372,065 (2002 - $667,579) have been excluded from amounts subject to the depletion and ceiling test calculations.

Future site restoration and abandonment costs are estimated in aggregate to be $90,380 (2002 – $100,235) of which $12,359 (2002 - $4,629; 2001 - $11,339) has been charged to operations in the current period.

Note 5: Bank indebtedness

	2003	2002
Bank balance less outstanding cheques	$ 39,041	$ —
Revolving production loan facility	125,000	—
	$ 164,041	$ —

The company has available a revolving production loan facility of $1,100,000 bearing interest at bank prime plus 0.5%. This facility is secured by a general security agreement and a floating charge on all real property. The credit facilities are reviewed annually by the bank and, pursuant to their satisfactory review, no principal repayments will be required subject to the revolving nature of these facilities. As at September 30, 2003, the company had drawn $125,000 against this facility.

Note 6: Share capital

a) Authorized:

Unlimited number of common shares
Unlimited number of preferred shares

...../Cont.

Note 6: Share capital - continued

b) Issued:

Common shares	Number of Shares	$
September 30, 2001	30,350,250	$8,870,671
Issued on exercise of warrants	4,000,000	1,000,000
Share issue costs		(51,287)
September 30, 2002	34,350,250	9,819,384
Share issue costs		(700)
September 30, 2003	34,350,250	$9,818,684

c) Stock options and warrants

The following stock options and warrants are outstanding to certain officers, directors, employees and consultants as of September 30, 2003:

i) Stock options:

Balance September 30, 2002	Exercise Price	Expiry Date	Issued	Exercised	Expired	Balance September 30, 2003
1,025,000	$0.45	May 10/04	—	—	280,000	745,000
—	$0.10	Nov 7/05	1,535,000	—	—	1,535,000
1,025,000			1,535,000	—	280,000	2,280,000

ii) Warrants:

Balance September 30, 2002	Exercise Price	Expiry Date	Issued	Exercised	Expired	Balance September 30, 2003
100,000	$0.45	Oct 24/02	—	—	100,000	—
175,000	$0.35	Oct 16/02	—	—	175,000	—
9,350,000	$0.35	Jul 18/03	—	—	9,350,000	—
9,625,000			—	—	9,625,000	—

...../Cont.

Note 6: Share capital - continued

d) Stock based compensation

Effective January 1, 2002, Canadian generally accepted accounting principles require the disclosure of the impact on net earnings using the fair value method of options issued on or after January 1, 2002. If the fair value method had been used, the company's net earnings and net earnings per share would approximate the following pro forma amounts:

	2003	2002
Compensation costs	$ 61,400	$ —
Net loss for the year		
As reported	$ (730,517)	$(3,049,682)
Pro forma	(791,917)	(3,049,682)
Net earnings per common share - basic		
As reported	$ (0.02)	$ (0.09)
Pro forma	$ (0.02)	$ (0.09)
Net earnings per common share - diluted		
As reported	$ (0.02)	$ (0.09)
Pro forma	$ (0.02)	$ (0.09)

The weighted average fair value of the 1,535,000 options granted in the year ended September 30, 2003 is $0.04 per option or $61,400 (2002 - nil). The fair value of each option granted was estimated on the date of grant using the modified Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	4.5%
Estimated hold period prior to exercise (years)	2.10 years
Volatility in the price of the company's shares	99%

Note 7: Income taxes

Income taxes differ from the results which would be obtained by applying the combined federal and provincial income tax rates to earnings before income taxes. The difference results from the following:

	2003	2002	2001
Effective tax rate	44.67%	45.61%	45.61%
Expected income tax (recovery)	$ (341,151)	$(1,390,960)	$ (206,162)
Non-deductible Crown payments, net of ARTC	13,353	8,604	20,707
Resource allowance	(143,084)	(13,944)	1,606
Benefit of prior year losses not previously recognized	46,696	(8,554)	(18,463)
Tax benefit of ceiling test write-down of U.S. properties not recorded	420,400	1,404,854	203,021
Other	3,786	—	(709)
	$ —	$ —	$ —

...../Cont.

Note 7: Income taxes - continued

At September 30, 2003, the company had estimated non-capital losses of $374,000 (2002 - $301,000) which may be available to offset future Canadian taxes and net operating losses of approximately $5,756,000 (2002 - $2,159,000) which may be available to offset future income taxes in the United States. If not utilized the possible future benefits of these losses will begin to expire in 2005.

In addition, the company has tax pools related to exploration and development and unamortized capital costs of approximately $3,942,000 (2002 - $1,293,500) which may be available for deduction against future Canadian taxable income and approximately $314,000 (2002 - $737,000) which may be available for deduction against future taxable income in the United States.

Future income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for book purposes and the carrying values for tax purposes. In past years, the company had taken a full valuation allowance against the future tax asset. The components of the future income tax asset (liability) not recognized are as follows:

	2003	2002
Tax pools in excess of net book value of capital assets	$ (94,132)	$ 227,861
Non-capital losses	2,749,418	1,122,119
Provision for site restoration	9,596	5,708
Share issuance expenses	36,311	54,926
	2,701,193	1,410,614
Valuation allowance	(2,701,193)	(1,410,614)
Future tax asset (liability)	$ —	$ —

Note 8: Segmented information

The company is involved in the acquisition, exploration, development and production of petroleum and natural gas resources in Canada and the United States of America. Assets and operations by geographic region are as follows:

	2003 Canada	2002 Canada	2003 United States	2002 United States
Revenue	$1,513,839	$ 469,297	$ 327,367	$ 325,354
Operating income (loss)	372,258	93,391	(1,102,775)	(3,143,073)
Identifiable assets	4,793,099	3,594,187	613,432	2,128,075
Capital expenditures	3,350,497	1,129,467	(208,832)	199,363

Note 9: Related party transactions

Management fees of $114,500 (2002 - $54,000; 2001 - $25,500) were paid to a company in which the president is a principal shareholder.

Financial Statements

Consolidated Balance Sheet
(CDN$)

	Dec 31/03 (Unaudited)	Sept 30/03 (Audited)
Assets		
Current		
Cash	$0	$0
Accounts receivable	307,873	562,548
Short term loans receivables	0	0
Prepaid expenses	545,718	153,052
	853,591	715,600
Capital	4,998,234	4,690,931
	$5,851,825	$5,406,531
Liabilities		
Current		
Accounts Payable	$ 515,377	$ 393,782
Bank Loan	541,774	164,041
	1,057,151	557,823
Provision for site restoration	35,215	32,207
Equity		
Share Capital	9,822,184	9,818,684
Deficit	(5,062,725)	(5,002,183)
	4,759,459	4,816,501
	$5,851,825	$5,406,531
Identifiable Assets (Canada)	$5,301,554	$4,793,099
Identifiable Assets (USA)	$ 550,271	$613,432

Consolidated Statement of (Loss) Income and Deficit (Unaudited)
For the Three Months ended December 31, 2003

CDN$	3 MTHS Dec 31/03	3 MTHS Dec 31/02
Revenue:		
Oil and gas revenue, net of royalties	$445,055	$285,465
Interest and other income	402	23,807
	445,458	309,272
Expenses:		
Well operating	99,971	86,176
General and administrative	177,930	57,198
Interest	2,719	-
Depletion, amortization and site restoration	225,380	46,126
	506,000	189,500
(Loss) Income before income taxes	(60,542)	119,772
Income taxes – Note 4	-	-
Net (loss) income for the period	(60,542)	119,772
Deficit, beginning of period	(5,002,183)	(4,271,666)
Deficit, end of period	$(5,062,725)	$(4,151,894)
(Loss) Income per share		
Basic	Nil	NIL
Diluted	Nil	NIL
Weighted average number of shares outstanding:		
Basic	34,385,250	34,350,250
Diluted	35,426,569	35,773,805
Revenue (Canada)	$402,896	$223,884
Operating (loss) income (Canada)	$(35,654)	$96,539
Revenue (USA)	$42,562	$85,388
Operating (loss) income (USA)	$(24,888)	$23,233

Consolidated Statement of Cash Flows (Unaudited)
For the Three Months ended December 31, 2003

CDN$	3 MTHS Dec 31/03	3 MTHS Dec 31/02
Cash was provided by (used for):		
Operating activities:		
Net (loss) income for the period	$(60,542)	$119,772
Items not requiring a current cash outlay		
Depletion and amortization	222,373	45,266
Provision for site restoration	3,008	860
Ceiling Test Write-Down	-	-
	164,839	165,898
Changes in operating assets and liabilities:		
Accounts receivable	254,675	72,600
Prepaid expenses	(392,666)	(44,665)
Accounts payable	121,595	65,633
Bank loan	377,733	-
Cash flows from operating activities	526,176	259,466
Investing activities:		
Purchase of capital assets	(529,676)	(876,973)
Short-term loan recovery (receivable)	-	630,000
	(529,676)	(246,973)
Cash flows from financing activities:		
(Costs) proceeds from share issue	3,500	(700)
(Decrease) in cash	-	11,793
Cash and short-term investments, beginning of period	-	981,742
Cash and short-term investments, end of period	$ -	$993,535

Supplementary information:		
Interest received	$395	$19,092
Interest paid	$2,719	Nil
Capital expenditures (Canada)	$542,057	$883,365
Capital expenditures (USA)	$(12,381)	$(6,392)

Notes to the Financial Statements (Unaudited)
Three Months ended December 31, 2003

1. Basis of Presentation

The unaudited interim consolidated financial statements of Invader Exploration Inc. ("Invader" or "the Company") and its wholly owned subsidiary Invader Exploration Corp., have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended September 30, 2003. The disclosures provided below are incremental to those included in the annual consolidated financial statements and the notes thereto contained in the Company's annual report for the year ended September 30, 2003.

2. Earnings Per Share

Earnings per share amounts have been computed using the weighted average number of shares outstanding during the year. Diluted earnings per share assume the exercise of dilutive options.

3. Share Capital

(a) Authorized:
An unlimited number of common shares

(b) Common Shares Issued and Outstanding:

February 25, 2004	34,385,250
December 31, 2003	34,385,250
December 31, 2002	34,350,250

(c) Stock Options Issued and Outstanding:

The Company has a stock option plan that permits the Board of Directors to grant stock options to employees, directors and officers and persons or companies who provide services to the Company. Under the plan, the Company is authorized to issue option to purchase, in aggregate, up to 10% of the issued and outstanding common shares, which equates to 3,438,525 common shares to be reserved for issuance of stock options. The options as set forth below vest upon granting and expire not more than five years from the date on which the options were granted. 2,245,000 options have been granted to date, leaving 1,193,525 options available for grant.

Balance Dec 31, 2002	Expiry Date	Exercise Price	Expired	Exercised	Re-priced	Granted	Balance Dec 31, 2003
200,000	Feb 10/03	$0.45	(200,000)				-
80,000	Feb 20/03	$0.45	(80,000)				-
745,000	May 10/04	$0.45					745,000
1,535,000	Nov 7/05	$0.10		(35,000)			1,500,000
2,560,000			(280,000)	(35,000)			2,245,000

Refer to Note 8 Subsequent Events for information pertaining to the above stock options.

(d) Warrants issued and outstanding:

Balance Dec 31, 2002	Expiry Date	Exercise Price	Expired	Exercised	Re-priced	Granted	Balance Dec 31, 2003
9,350,000	July 18/03	$0.35	(9,350,000)				-

4. **Income Taxes**

The Company has Canadian non-capital losses carried forward for income tax purposes of $373,392 which may be available to offset future Canadian taxes and net operating losses of $5,756,000 which may be available to offset future income taxes in the United States. In addition, the Company has tax pools related to exploration and development and unamortized capital costs of $4,351,630 which may be available for deduction against future Canadian taxable income and $314,000 which may be available for deduction against future taxable income in the United States. The benefits of these losses have not been recognized in the December 31, 2003 financial statements.

5. **Related Party Transactions**

Consulting Fees of $30,000 (2002 - $24,500) and a bonus of $40,000 (2002 – Nil) were accrued/paid to a company controlled by a director of Invader during the three months ended December 31, 2003.

6. **Segmented Information**

	3 Months Ended Dec 31, 2003	3 Months Ended Dec 31, 2002	Year Ended Sept 30, 2003
Revenue			
Canada	402,896	223,884	1,513,839
USA	42,562	85,388	327,367
Operating (Loss) Income			
Canada	(35,654)	96,539	372,258
USA	(24,888)	23,233	(1,102,775)
Identifiable Assets			
Canada	5,301,554	3,776,832	4,793,099
USA	550,271	2,130,995	613,432
Capital Expenditures			
Canada	542,057	883,365	3,350,497
USA	(12,381)	(6,392)	(208,832)

7. **Contingency**

As at December 31, 2003, the Company is contingently liable for certain drilling and completion costs to an operator of a joint venture project for other partners who have defaulted. The Company contests the validity of this claim and management believes that any settlement that may result from these claims will not have a material effect on the financial position or earnings of the Company. No amounts have been accrued in the accounts for these claims.

8. **Subsequent Events**

On February 12, 2004, a definitive arrangement agreement was announced between the Company and Troutline Investments Inc. ("Troutline"). Troutline has also entered into separate agreements with each of Surge Petroleum Inc. and Innova Energy Ltd. If all three arrangements are completed as proposed (expected in mid-April), shareholders of Invader will own approximately 15.0% of a new combined company. Pursuant to the arrangement agreement between Troutline and Invader, Troutline will acquire all of the issued and outstanding shares of Invader in exchange for (assuming the Surge Arrangement has closed) 0.86 Troutline shares for each Invader share (the "Invader Arrangement"). Option holders of Invader will be entitled to receive the "in the money" value of their Invader options (being the difference between the exercise price of these options and $0.29) in Troutline shares. Upon completion of the Invader Arrangement and resulting change of control, provisions in the management service agreement would result in a payment of $120,000 to a company controlled by the President of Invader. The Invader Arrangement will be completed by a plan of arrangement under the ABCA. A special meeting of Invader's shareholders has been called for mid-April to approve such an arrangement. The arrangement agreement between Troutline and Invader provides that Invader will pay a break fee of $750,000, and that Troutline will pay a break fee of $250,000 to Invader, in certain circumstances.

EXHIBIT 2.6

INNOVA EXPLORATION LTD.
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Innova Exploration Ltd. ("Innova" or the "Corporation")
Suite 900 407 - 2nd Street S.W.
Calgary, AB T2P 2Y3

2. **Date of Material Change:**

March 22, 2005

3. **News Release**

A press release disclosing the material change was issued through Canada NewsWire on March 23, 2005.

4. **Summary of Material Change:**

On March 22, 2005, the Board of Directors of Innova adopted a shareholder Rights Plan (the "Plan"), similar to existing shareholder rights plans adopted by other Canadian public companies.

5. **Full Description of Material Change**

The objectives of the Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and equitably in connection with any takeover bid for the Corporation. The Plan discourages discriminatory, coercive or unfair takeovers of the Corporation and gives the Board of Directors time if, in the circumstances, the Board of Directors determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares of the Corporation.

In order to implement the Plan, the Board of Directors of the Corporation authorized the issuance of one right (a "Right") in respect of each Common Share of the Corporation outstanding at the close of business on March 22, 2005 (the "Record Time"). In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time. The Rights trade with and are represented by Innova's common share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, rights certificates will not be distributed to shareholders.

Rights will expire on the earlier of redemption or termination, as hereinafter described, or following the close of the annual general meeting of shareholders of the Corporation in 2008, unless shareholders at that meeting reconfirm the Plan for additional time.

If a person or a group acting in concert (an "Acquiring Person") acquires (other than pursuant to an exemption available under the Plan) beneficial ownership of 20% or more of the Common Shares (a "Flip-in Event") otherwise than pursuant to a takeover bid permitted by the Plan (a "Permitted Bid"), Rights (other than those held by such

Acquiring Person which will become void) will separate from the Common Shares and permit the holder thereof to purchase Common Shares at a 50% discount to their market price.

The requirements of a "Permitted Bid" include the following:

(a) the takeover bid must be made by means of a takeover bid circular;

(b) the takeover bid is made to all holders of voting shares as registered on the books of the Corporation, other than the offeror;

(c) the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 50 days following the date of the takeover bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d) the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(e) the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

A person, or a group acting in concert, who is the beneficial owner of 20% or more of outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Plan provided such person (or persons) does not increase its beneficial ownership by more than 1% (other than in accordance with the terms of the Plan). A person does not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a shareholder whereby the shareholder agrees to deposit or tender voting shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b) the shareholder who has agreed to tender voting shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another takeover bid or transaction where the offer price or value of the consideration payable under the other takeover bid or transaction is for higher consideration per share than that at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 5% higher than the offer price under the Lock-Up Bid; and

(c) no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration payable under another takeover bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

At any time prior to the Rights becoming exercisable, the Board of Directors may waive the operation of the Plan with respect to certain events before they occur, including in connection with a takeover bid. If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting shares on the terms which the Board of Directors considers fair to all shareholders. Any waiver of the application of the Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting shares while the initial takeover bid is outstanding. The Board of Directors may also waive the application of the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 10 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting shares, the Board of Directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to the foregoing, waive the application of the Plan to such Flip-in Event.

The Board of Directors may at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board of Directors has waived the application of the Plan.

The issuance of Rights is not dilutive and will not affect reported earnings or cash flow per share until the rights separate from the underlying Common Shares and become exercisable or until the exercise of the rights. The issuance of the rights will not change the manner in which shareholders currently trade their Common Shares.

The Plan is subject to subject to approval of the Toronto Stock Exchange, and requires confirmation by Innova shareholders within six months of March 23, 2005. If the Plan is not confirmed by shareholders, the Plan and all outstanding Rights will terminate and be void and of no further force and effect. It is intended that the Plan will be considered by shareholders at the annual and special meeting of shareholders scheduled for May 12, 2005 (the "Meeting").

The Corporation may, prior to the date of the Meeting, without the approval of the holders of rights or Common Shares, supplement, amend, vary or delete any of the provisions of the Plan and may, after the date of the Meeting (provided the Plan is confirmed by shareholders at such meeting) with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement amend, vary or delete any of the provisions of the Plan.

The adoption of the Plan will not in any way lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation. The Board of Directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

The Plan is not being proposed in response to, or in anticipation of, any specific takeover bid for Innova common shares. The Board of Directors did not adopt the Plan to prevent a takeover of the Corporation, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Common Shares of the Corporation.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7. Omitted Information:

Not Applicable

8. Executive Officer:

For further information, please contact Kelly D. Kerr, Chief Financial Officer: Telephone (403) 699-8484 or Fax (403) 274-5366.

9. Date of Report:

DATED at Calgary, Alberta the 1st day of April, 2005.

INNOVA EXPLORATION LTD.

Per: *(signed) Kevin J. Gibson*
Kevin J. Gibson,
President and Chief Executive Officer

EXHIBIT 2.7

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Innova Exploration Ltd.
Suite 900
407 - 2nd Street S.W.
Calgary, AB
T2P 2Y3

2. **Date of Material Change:**

April 2. 2005

3. **News Release:**

A press release was issued through the facilities of Canada NewsWire on April 4, 2005.

4. **Summary of Material Change:**

On April 2, 2005, Innova Exploration Ltd. ("Innova") and Globex Resources Ltd. ("Globex") jointly announced that they had entered into an agreement (the "Pre-Acquisition Agreement") pursuant to which Innova will, subject to certain conditions, make an offer (the "Offer") to acquire all of the outstanding common shares of Globex ("Globex Shares") on the basis of 0.75 common shares of Innova per Globex Share. The Offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Globex Shares (on a fully diluted basis), receipt of all required regulatory approvals and other customary conditions.

5. **Full Description of Material Change:**

See attached press release.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

N/A

7. **Omitted Information:**

N/A

8. **Executive Officer:**

For further information, please contact

Kevin J. Gibson, President
Telephone: (403) 274-7767
Fax: (403) 274-5366

9. **Date of Report:**

April 4, 2005.

Innova
Exploration Ltd.

GLOBEX RESOURCES LTD.

PRESS RELEASE
Monday, April 4, 2005

Suite 900, 407 – 2nd Street S.W.
Calgary, Alberta T2P 2Y3
Phone: (403) 274-7767
Fax: (403) 274-5366
E-mail: info@innovaexploration.com
Website: www.innovaexploration.com

Suite 750, 700 – 4th Avenue S.W.
Calgary, Alberta T2P 3J4
Phone: (403) 237-5220
Fax: (403) 266-1525
Email: ashbhasin@globexresources.com
Website: www.globexresources.com

INNOVA EXPLORATION LTD. AGREES TO MAKE OFFER TO ACQUIRE GLOBEX RESOURCES LTD.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Innova Exploration Ltd. ("Innova") and Globex Resources Ltd. ("Globex") are pleased to jointly announce that they have entered into an agreement pursuant to which Innova will, subject to certain conditions, make an offer (the "Offer") to acquire all of the outstanding common shares of Globex ("Globex Shares") on the basis of 0.75 common shares of Innova per Globex Share. The total value of the Offer for all of the outstanding Globex Shares is approximately $43.7 million based on the 10-day weighted average trading price of the common shares of Innova, including approximately $1.0 million of assumed net debt. The Offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Globex Shares (on a fully diluted basis), receipt of all required regulatory approvals and other customary conditions.

The Offer has the unanimous support of the Board of Directors of both Innova and Globex. The Board of Directors of Globex has concluded that the Offer is in the best interests of its shareholders and is recommending that Globex shareholders tender their Globex Shares to the Offer. Holders of in excess of 51% of the outstanding Globex Shares, including all directors and officers of Globex, have entered into lock-up agreements with Innova whereby they have agreed to tender their Globex Shares to the Offer. J.F. Mackie & Company Ltd. has acted as financial advisor to Globex and has provided the Board of Directors of Globex with their opinion that the consideration to be received pursuant to the Offer is fair, from a financial point of view. Jennings Capital Inc. is acting as financial advisor to Innova.

Globex has agreed to pay Innova a break fee in the amount of $2.5 million in certain circumstances. Globex has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussions or negotiations with any third party with respect to alternate transactions involving Globex.

Under the proposal, Mr. George de Boon, P.Eng., Vice President and Chief Operating Officer of Globex will join the board of directors of Innova upon the successful completion of the Offer.

Kevin J. Gibson, President and CEO of Innova says, "The combination of the two companies results in an exploration and production company with the financial strength and production volumes of very few junior oil and gas companies today." He added, "The resulting company is well positioned to take advantage of numerous opportunities in the current market".

The key benefits of the takeover are outlined as:

- increased proved plus probable reserves to 5.3 million boe, an increase of 56%
- combined production will be over 3,200 BOE/d (an increase of 60%);
- doubled ownership on many existing properties in S.E. Saskatchewan (increased net undeveloped acreage from 27,800 to 38,000 acres);
- increased average working interest in Saskatchewan from 41% to 55%;
- increased total natural gas and liquids production by 700 boed in the Peace River Arch area, an area where management has considerable experience. The area is viewed as having the potential to become a new core focus area for Innova; and
- on a pro-forma annualized basis, cash flow will be in the range of $0.90 to $1.00 per diluted share (an increase of approximately 20%).

Mr. Ash Bhasin, President and CEO of Globex believes, "That the transaction provides opportunities to Globex shareholders to participate in Innova's exciting growth prospects and plans in southeast Saskatchewan and northeast British Columbia."

Upon completion of the transaction, Innova will have the following attributes:

	Innova	Globex	Proforma
Proved plus Probable Reserves (MMboe) (1)	3.4	1.9	5.3
Current Production (Boe/d)	2,000	1,200	3,200
Shares Outstanding (millions)			
Basic	27.7	9.7	35.6
Fully Diluted	29.7	10.6	37.6
Working Capital ($million)	5.2	(1.0)	4.2

Notes:

(1) Innova's reserves were evaluated by McDaniel and Associates Ltd. under the report effective December 31, 2004. Globex reserves were evaluated using a report prepared by Paddock Lindstrom & Associates Ltd. effective December 31, 2004.

It is expected that the Offer will be mailed to Globex shareholders in mid April, 2005 and will expire approximately 36 days thereafter. Innova anticipates that it will announce revised 2005 guidance and capital expenditures budget for the combined entities by June 2005.

Innova will conduct a conference call today, Monday, April 4, 2005 to discuss the merits of the transaction and present the future activity of the combined company. The conference call will begin at 9:00 am Mountain Daylight Time (11:00 am Eastern Time). To participate, please call (416) 640-4127 in Toronto or toll free (800) 814-4890. The conference will also be webcast and the website link is as follows:

http://www.newswire.ca/en/releases/webcast/viewEvent.cgi?eventID=1066780

Innova Exploration Ltd. (TSX – "IXL") and Globex Resources Ltd. (TSXV – "GBX") are both Calgary based active junior oil and natural gas exploration and production companies with core assets in Western Canada. Innova has 27.7 million shares outstanding and Globex has 9.7 million shares outstanding.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction. The common shares of Innova will not be and have not been registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States, or to a U.S. person, absent registration or applicable exemption therefrom.

For further information, please contact:

Kevin J. Gibson, President & CEO
Innova Exploration Ltd.
Tel: (403) 274-7767
Fax: (403) 274-5366

Ash Bhasin, President & CEO
Globex Resources Ltd.
Tel: (403) 237-5220
Fax: (403) 266-1525

READER ADVISORY

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this press release may contain forward-looking information including expectations of future production and components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated to the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward looking information.

The reader is further cautioned that the preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgements and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

EXHIBIT 2.8

kpmg

Financial Statements of

GLOBEX RESOURCES LTD.

Years ended December 31, 2004 and 2003

MANAGEMENT'S REPORT

The accompanying financial statements and all information in the annual report are the responsibility of management. The financial statements have been prepared by management in accordance with the accounting policies described in the notes to the financial statements. The financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information contained elsewhere in the annual report has been reviewed to ensure consistency with that in the financial statements.

Management maintains a system of internal accounting controls, policies and procedures in order to provide reasonable assurance as to the reliability of the financial records and the safeguarding of assets.

External auditors, appointed by the shareholders of the Corporation, have examined the financial statements and have expressed an opinion on the statements. Their report is included with the financial statements.

The Board of Directors of the Corporation has established an Audit Committee, consisting of a non-management director, to review these statements with management and the auditors. The Audit Committee has approved these statements on behalf of the Corporation's Board of Directors.

Ash Bhasin
President and Chief
Executive Officer
And Chief Financial Officer

George de Boon
Vice President
and Chief Operating Officer

April 13, 2005

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of Globex Resources Ltd. as at December 31, 2004 and 2003 and the statements of income and etained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
April 13, 2005

GLOBEX RESOURCES LTD.

Balance Sheets

December 31, 2004 and 2003

	2004	2003 (Restated - note 3)
Assets		
Current assets:		
Accounts receivable	$ 2,513,188	$ 1,985,162
Prepaid expenses	56,894	56,526
	2,570,082	2,041,688
Long-term investments (note 4)	1,739,040	1,746,000
Property and equipment (note 5)	20,005,352	16,604,959
	$24,314,474	$20,392,647
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,012,801	$ 4,062,938
Bank indebtedness (note 6)	3,465,090	1,209,203
	6,477,891	5,272,141
Asset retirement obligations (note 7)	1,158,636	1,097,463
Future income taxes (note 8)	4,366,293	4,017,494
Shareholders' equity:		
Share capital (note 9)	3,754,946	2,718,243
Contributed surplus (note 9)	132,966	–
Retained earnings	8,423,742	7,287,306
	12,311,654	10,005,549
Subsequent events (note 14)		
	$ 24,314,474	$ 20,392,647

See accompanying notes to financial statements.

On behalf of the Board:

"Dinesh Dattani" Director

"Ash Bhasin" Director, President & CEO

GLOBEX RESOURCES LTD.

Statements of Income and Retained Earnings

Years ended December 31, 2004 and 2003

	2004	2003 (Restated - note 3)
Revenues:		
Oil and gas sales	$10,745,684	$ 8,141,012
Royalties (net of Alberta Royalty Tax Credit)	(1,830,014)	(1,368,505)
	8,915,670	6,772,507
Interest and other	3,878	14,339
	8,919,548	6,786,846
Expenses:		
Operating	2,397,040	1,545,621
Transportation	182,916	70,658
General and administrative	871,106	582,850
Interest and bank charges	161,839	27,905
Stock based compensation	132,966	–
Depreciation, depletion and accretion	3,484,326	1,851,015
	7,230,193	4,078,049
Earnings before income taxes	1,689,355	2,708,797
Income taxes (note 8)		
Current (recovery)	148,725	(18,390)
Future	348,799	451,222
	497,524	432,832
Net income	1,191,831	2,275,965
Retained earnings, beginning of year as previously reported	7,484,047	5,310,402
Change in accounting policy	(196,741)	(187,159)
Retained earnings, beginning of year as restated	8,479,137	7,399,208
Repurchased common shares pursuant to normal course issuer bid	(55,395)	(111,902)
Retained earnings, end of year	$ 8,423,742	$ 7,287,306
Earnings per share (note 9(d)):		
Basic and diluted	$ 0.13	$ 0.25

GLOBEX RESOURCES LTD.

Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003 (Restated - note 3)
Cash provided by (used in):		
Operations:		
Net income	$ 1,191,831	$ 2,275,965
Items not involving cash:		
Depreciation, depletion and accretion	3,484,326	1,851,015
Future income taxes	348,799	451,222
Stock based compensation	132,966	–
Funds from operations	5,157,922	4,578,202
Asset retirement obligations	(20,281)	(30,913)
Changes in non-cash working capital	(1,001,607)	1,758,926
	4,136,034	6,306,215
Investments:		
Property and equipment	(7,803,266)	(7,552,426)
Long term investments - return of capital	6,960	4,000
Proceeds on disposal of property and equipment	125,000	25,000
Change in non-cash working capital	298,077	(28,085)
	(7,373,229)	(7,551,511)
Financing:		
Issuance of share capital	1,050,000	–
Share purchases – normal course issuer bid	(68,692)	(138,649)
Increase in bank indebtedness	2,255,887	1,209,203
	3,237,195	1,070,554
(Decrease) in cash during year	–	(174,742)
Cash, beginning of year	–	174,742
Cash, end of year	$ –	$ –

See accompanying notes to financial statements.

1. **Incorporation:**

Globex Resources Ltd. ("Globex" or the "Corporation") is incorporated pursuant to the provisions of the Business Corporation Act (Alberta). The Corporation's activities relate to the acquisition of, exploration for and development of petroleum and natural gas properties.

2. **Significant accounting policies:**

The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant policies summarized below:

(a) Property and equipment:

The Corporation follows the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, geological and geophysical expenses, well equipment and directly related overhead expenditures. Gains or losses on the sale or disposition of petroleum and natural gas properties are not ordinarily recognized in earnings except under circumstances, which result in a major revision of depletion rates.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by an independent engineer. For purposes of the depletion calculation, natural gas reserves and production are converted to equivalent volumes of petroleum based on the relative energy content, whereby one barrel of oil equals six thousand cubic feet of natural gas. The lesser of cost and fair market value of unproved properties is excluded from the depletion calculation. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

An impairment loss is recognized when the carrying amount of oil and gas assets in a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed as recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of unproved interest, net of impairment, exceeds the carrying amount of the assets. When the carrying amount is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the assets exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interests, net of impairment, of the Corporation.

2. **Significant accounting policies (continued):**

(a) Property and equipment (continued):

The cash flows are estimated using expected future product prices and costs and are discounted using a credit adjusted risk-free interest rate.

Substantially all of the Corporation's exploration and production activities are conducted jointly with others and accordingly, the accounts reflect only the Corporation's proportionate interest in such activities.

(b) Asset retirement obligations:

An asset retirement obligation is recorded as a liability in the period in which a legal obligation is incurred as a result of an acquisition, construction, development and/or normal use of the assets.

The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit-of-production method over the estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

(c) Long-term investments:

Long-term investments are recorded at cost unless the investment has suffered a decline in value that is other than temporary. Dividends from these investments are recognized as revenue when received.

(d) Revenue recognition:

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(e) Income taxes:

The Corporation follows the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of assets and liabilities and are measured using the current, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

2. Significant accounting policies (continued):

(f) Stock-based compensation plan:

The Corporation has one stock-based compensation plan described in detail in note 9. The fair value for each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model. These fair value costs are recognized as an expense with a corresponding increase to contributed surplus over the vesting period of the grant. As the options are exercised, the consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(g) Per share information:

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(h) Use of estimates:

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, petroleum and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and the effect on financial statements of changes in such estimates in future periods could be significant.

(i) Comparative figures:

Effective January 1, 2004, the Corporation has reclassified transportation costs as a separate expense on the Statement of Income. Prior periods have been reclassified for comparative purposes.

3. **Changes in accounting policies:**

(a) Asset retirement obligations:

Effective January 1, 2004, the Corporation adopted the new Canadian accounting standard for asset retirement obligations. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below:

	Increase (Decrease)
Balance sheet at December 31, 2003:	
Property and equipment	$ 386,884
Asset retirement obligations	$ 1,097,463
Future site restoration liability	(386,305)
Future income taxes	(127,533)
Retained earnings	(196,741)
	$ 386,884
Income Statement for 2003:	
Accretion expense	$ 102,470
Depletion and depreciation	3,631
Depletion and depreciation on asset retirement obligations	51,185
Future site restoration expense	(115,157)
Future income taxes	(32,547)
Net income	$ (9,582)
Net earnings per share – basic and diluted	$ –

(b) Stock-based compensation:

During 2003, the Corporation early adopted the new Canadian accounting standards with respect to accounting for stock-based compensation. Under the transitional provisions of the standard, the Corporation is required to record compensation expense in the statements of loss and deficit for options issued on or after January 1, 2003. The Corporation did not issue new options in 2003 and the options issued in 2004 recognize the new standard.

3. **Changes in accounting policies (continued):**

(c) Petroleum and Natural Gas Properties ("P&NG"):

Effective January 1, 2004, the Corporation adopted the new Canadian accounting guidelines for full cost accounting that modifies how impairment is tested. Impairment is recognized if the carrying amount of the P&NG assets exceeds the sum of the undiscounted cash flows expected to result from the Corporation's proved reserves plus the cost of unproved properties.

Previously, impairment was tested based on undiscounted future net revenues using proved reserves at constant prices and costs and providing for future general and administrative expenses, carrying costs and income taxes. The adoption of the new guideline had no effect on the Corporation's financial position and the results of operations.

4. **Long-term investments:**

	2004	2003
Asia Pacific Oil Ltd.	$ 89,040	$ 96,000
Corridor Resources Inc.	1,650,000	1,650,000
Total (at cost)	$ 1,739,040	$ 1,746,000
Total (at year-end market value)	$ 1,619,040	$ 1,731,000

Market value is based on the closing market price of the shares on the last trading day of the year. Subsequent to December 31, 2004 the Corporation sold the Corridor shares for net proceeds of $3,314,299 (see note 14).

5. **Property and equipment:**

	2004	2003 (Restated – note 3)
Petroleum and natural gas properties	$ 29,911,155	$ 23,094,848
Accumulated depletion, depreciation and amortization	(9,905,803)	(6,489,889)
	$ 20,005,352	$ 16,604,959

5. **Property and equipment (continued):**

During 2004, the Corporation capitalized general and administrative costs directly related to petroleum and natural gas properties, in the amount of $196,000 (2003 - $171,000).

Costs of unproved properties of $3,619,542 (2003 - $2,436,000) have been excluded from costs subject to depletion and depreciation.

In accordance with the new ceiling test requirements, the Corporation performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of its oil and natural gas properties, based on the independent engineers' forecast price, as adjusted for commodity price differentials specific to the Corporation and a conversion rate of $1.00 Cdn to $0.82 US.

The future commodity prices used in the ceiling test prepared were based on December 31, 2004 commodity price forecasts of the Corporation's independent reserve engineers adjusted for differentials specific to the Corporation's reserves. The following table summarizes the future benchmark prices the Corporation used in the ceiling test:

	Crude Oil		Natural Gas	Natural Gas Liquids			
	West Texas Intermdediate	Edmonton Ref Price	AECO-C Price	Ethane	Propane	Butane	Pentanes
	(CDN$/bbl)[1]	(CDN$/bbl)	(CDN$/mmbtu)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/bbl)
2005	51.22	50.22	6.78	21.27	30.13	37.16	50.22
2006	48.78	47.76	6.52	20.61	28.66	34.87	47.76
2007	45.73	44.69	6.26	19.74	26.81	32.18	44.69
2008	42.68	41.62	6.00	18.88	24.97	29.14	41.62
2009	40.24	39.16	5.73	18.01	23.50	27.41	39.16
2010	40.85	39.75	5.85	18.37	23.85	27.82	39.75
2011	41.46	40.34	5.96	18.74	24.20	28.24	40.34
2012	42.07	40.92	6.08	19.11	24.55	28.65	40.92
2013	42.68	41.51	6.21	19.49	24.91	29.06	41.51
2014	43.29	42.10	6.33	19.88	25.26	29.47	42.10
2015	43.90	42.68	6.46	20.28	25.61	29.88	42.68
2016	44.51	43.27	6.59	20.69	25.96	30.29	43.27
2017	45.12	43.85	6.72	21.10	26.31	30.70	43.85
2018	45.73	44.44	6.85	21.52	26.66	31.11	44.44
2019	46.34	45.02	6.99	21.95	27.01	31.52	45.02
2020	46.95	45.61	7.13	22.39	27.36	31.92	45.61
Thereafter[2]	2.00%	2,005	2.00%	2.00%	2.00%	2.00%	2.00%

(1) Future prices incorporated a $0.82 US/CDN exchange rate.

(2) *Percentage change of 2.00% represents the change in future prices each year after 2020 to the end of the reserve life.*

Based on these pricing assumptions, the undiscounted value of future net revenues from the Corporation's proved reserves exceeded the carrying value of the Corporation's oil and natural gas properties at December 31 2004.

6. Bank indebtedness:

The Corporation has available a revolving production credit facility in the amount of $6,400,000 due on demand, which bears interest at a Canadian chartered bank prime rate plus 0.50%. As collateral for the credit facility, a general assignment of book debts and a $10,000,000 demand debenture secured by a first floating charge over all assets of the Corporation has been provided. The facility is subject to an annual review and certain financial covenants. The amount drawn on this facility amounted to $3,465,090 at December 31, 2004 (2003 - $1,209,203).

7. Asset retirement obligations:

The Corporation's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Corporation estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $1,584,000, which the majority will be incurred between 2005 and 2010. A credit-adjusted risk-free rate of 8.0% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	2004	2003
Asset retirement obligations:		
Balance, beginning of year	$ 1,097,463	$ 910,676
Abandonment expenses incurred	(20,281)	(30,913)
Liabilities released due to disposition	(75,190)	–
Liabilities incurred in year	88,232	115,230
Accretion expense	68,412	102,470
Balance, end of year	$ 1,158,636	$ 1,097,463

8. Income taxes:

The provision for taxes differs from the result which would have been obtained by applying the Canadian combined federal and provincial tax rate to earnings before income taxes. The difference results from the following items:

	2004	2003
Earnings before taxes	$ 1,689,355	$ 2,708,797
Combined federal and provincial tax rate	39.21%	40.86%
Computed "expected" income tax expense	$ 662,396	$ 1,106,810
Increase (decrease) in taxes resulting from:		
Royalties and other payments to provincial governments	422,551	446,907
Resource allowance	(403,445)	(401,858)
Income tax rebates and credits	(58,165)	(106,968)
Effect of tax rate reduction	(116,000)	(574,123)
Stock based compensation	52,135	–
Other	(61,948)	(37,936)
	$ 497,524	$ 432,832

The components of the net future income tax liability at December 31, 2004 and 2003 are:

	2004	2003
Future income tax asset:		
Asset retirement obligation	$ 309,530	$ 284,956
Future income tax liabilities:		
Petroleum and natural gas properties	4,398,458	4,016,835
Long-term investments	277,365	285,615
	4,675,823	4,302,450
Net future income tax liability	$ 4,366,293	$ 4,017,494

9. **Share capital:**

The Corporation has an unlimited number of common shares authorized for issuance.

(a) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2002	9,082,700	$ 2,744,990
Repurchased on normal course issuer bid (note 8(c))	(88,500)	(26,747)
Balance, December 31, 2003	8,994,200	2,718,243
Repurchased on normal course issuer bid	(44,000)	(13,297)
Exercise of stock options	700,000	1,050,000
Balance, December 31, 2004	9,650,200	$ 3,754,946

(b) Stock-based compensation plan:

The Corporation has an Employee Incentive Stock Option Plan (the "Plan"), which is administered by the Board of Directors of the Corporation. All directors, officers, employees and certain consultants of the Corporation are eligible to participate in the Plan. Under the terms of the Plan, the Corporation has reserved an amount of common shares for options equal to 10 percent of the issued and outstanding common shares of the Corporation. Under the plan, holders of stock options have a "Put Right" to cause the Corporation to purchase for cash vested options for cancellation at a price per option equal to the then current market value of common shares less the exercise price per share. The Corporation may, at its discretion, decline to accept the exercise of a Put Right.

The following table summarizes transactions during the past two years pursuant to the Plan:

	2004		2003	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, beginning of year	800,000	$ 1.50	800,000	$ 1.50
Exercised	(700,000)	1.50	–	–
Issued	800,000	2.11	–	–
Outstanding, end of year	900,000	$ 2.04	800,000	$ 1.50

Exercisable, end of year	100,000	$	1.50	560,000	$	1.50

9. *Share capital (continued):*

(b) Stock-based compensation plan:

The weighted average remaining contractual life of the outstanding options as at December 31, 2004 is 4.75 years (2003 – 2.5 years).

The weighted average fair market value of options granted during the year ended December 31, 2004 was $0.84 (2003 - $nil) per option. Prospectively from January 1, 2003, the Corporation has elected to follow the fair value method of accounting for stock-based compensation arrangements. Under this accounting policy, the compensation cost for each stock option granted was estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk free interest rate (%)	4.00	4.00
Estimated hold period prior to exercise (years)	3	3
Volatility in the price of the Corporation's common shares (%)	53.84	53.05

Had the fair value method been applied for options granted prior to January 1, 2003, the Corporation's net income and net income per share for the years ended December 31 would have been decreased to the pro-forma amounts as follows:

	2004	2003
Net Income:		
As reported	$ 1,191,831	$ 2,275,965
Less fair value of options granted	(73,500)	(147,000)
Pro-forma	$ 1,118,331	$ 2,128,965
Net income per common share – basic:		
As reported	0.13	0.25
Pro-forma	0.12	0.23
Net income per common share – diluted:		
As reported	0.13	0.25
Pro-forma	0.12	0.23

9. **Share capital (continued):**

(b) Stock-based compensation plan (continued):

	2004	2003
Contributed surplus:		
Balance, beginning of year	$ –	$ –
Stock-based compensation	132,966	–
Balance, end of year	$ 132,966	$ –

(c) Normal course issuer bid:

The Corporation is authorized to purchase up to 448,860 common shares of the Corporation under a normal course issuer bid. The normal course issuer bid expired on March 21, 2005. For the year ended December 31, 2004, the Corporation purchased 44,000 (2003 – 88,500) common shares under similar arrangements.

(d) Per share amounts:

Per share amounts have been calculated based on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding for the year ended December 31, 2004 was 9,157,172 (2003 – 9,061,807). In calculating diluted earnings per share 57,876 (2003 – 56,567) were added to the weighted average number of common shares outstanding for the dilutive effect of stock options outstanding.

10. Supplemental cash flow information:

	2004	2003
Cash payments for:		
Interest	$ 161,839	$ 27,905
Taxes	–	235,000

11. Related party transactions:

During the year, the Corporation paid $336,372 (2003 - $268,901) for third party professional services, management services, office space and administrative services in the normal course of operations to companies in which one director has interests. These services are charged on a cost-sharing basis.

Included within accounts payable is $15,174 owing to (2003 - in accounts receivable - $242,111 owing from) a Company owned by one of the directors of the Corporation. This balance relates to joint venture activities in the normal course of operations.

12. Financial instruments:

The Corporation's financial instruments are cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and demand loan.

(a) Fair values of financial assets and liabilities:

The estimated fair values of financial instruments approximate their carrying amount due to the short-term maturity of those instruments.

(b) Credit risk:

A substantial portion of the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

(c) Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as petroleum and natural gas prices received are referenced to US dollar denominated prices.

13. Commitments:

The Corporation has committed to a cost sharing arrangement for office overhead over the next four years. The annual amount due under this commitment is approximately $177,000. Should the Corporation terminate this arrangement early, it is subject to a termination fee of $150,000.

The Corporation has employment agreements with two senior officers, effective July 20, 2000, which provide that upon change of control of Globex, payment equal to salary, fees, benefit premiums and bonus for the preceding 24 months are required.

14. Subsequent events:

Subsequent to year end the Corporation sold its holding of 1,500,000 common shares in Corridor Resources Inc. for net proceeds of $3,314,299. The Corporation purchased these shares at a cost of $1,650,000 on a flow through basis. For tax purposes, these shares have a nil cost base. The net proceeds were applied to the Corporation's line of credit.

On April 4, 2005, the Corporation and Innova Exploration Ltd. ("Innova") announced that they have entered into an agreement pursuant to which Innova will, subject to certain conditions, make an offer (the "Offer") to acquire all of the outstanding common shares of Globex on the basis of 0.75 common shares of Innova per Globex Share. The Offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Globex Shares (on a fully diluted basis), receipt of all required regulatory approvals and other conditions. The Offer has the unanimous support of the Board of Directors of both Innova and Globex. The Board of Directors of Globex has concluded that the Offer is in the best interests of its shareholders and recommending that Globex Shareholders tender their Globex shares to the Offer. Holders of in excess of 51% of the outstanding Globex Shares, including all directors and officers of Globex, have entered into Lock-up agreements with Innova whereby they have agreed to tender their Globex Shares to the Offer. Globex has also agreed to pay Innova an amount of $2.5 million as a Break Fee in certain circumstances.

With reference to Note 9(b) above, on April 1, 2005, at a meeting, the Board of Directors of Globex vested all outstanding stock options immediately. On April 6, 2005, a Director of the Corporation holding 200,000 stock options to purchase an equivalent number of common shares of the Corporation from treasury exercised the Put Right. The Corporation considered the acceptance of the Put Right to be in the best interest of shareholders and accepted the Put Right that was exercised. As a result, the Corporation disbursed $505,000 in exchange for cancellation of the exercised amount of stock options.

Financial Statements of

GLOBEX RESOURCES LTD.

Years ended December 31, 2003 and 2002

MANAGEMENT'S REPORT

The accompanying financial statements and all information in the annual report are the responsibility of management. The financial statements have been prepared by management in accordance with the accounting policies described in the notes to the financial statements. The financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information contained elsewhere in the annual report has been reviewed to ensure consistency with that in the financial statements.

Management maintains a system of internal accounting controls, policies and procedures in order to provide reasonable assurance as to the reliability of the financial records and the safeguarding of assets.

External auditors, appointed by the shareholders of the Corporation, have examined the financial statements and have expressed an opinion on the statements. Their report is included with the financial statements.

The Board of Directors of the Corporation has established an Audit Committee, consisting of non-management directors, to review these statements with management and the auditors. The Audit Committee has approved these statements on behalf of the Corporation's Board of Directors.

Ash Bhasin
President and Chief
Executive Officer
And Chief Financial Officer

George de Boon
Vice President
and Chief Operating Officer

March 29, 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of Globex Resources Ltd. as at December 31, 2003 and 2002 and the statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
March 29, 2004

GLOBEX RESOURCES LTD.

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash	$ –	$ 174,742
Accounts receivable	1,985,162	1,282,769
Prepaid expenses	56,526	43,965
	2,041,688	1,501,476
Long-term investments (note 3)	1,746,000	1,750,000
Property and equipment (note 4)	16,218,075	10,384,378
	$ 20,005,763	$13,635,854
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 5)	$ 1,209,203	$ –
Accounts payable and accrued liabilities	4,062,938	1,617,143
	5,272,141	1,617,143
Provision for future site restoration and abandonment	386,305	302,061
Future income taxes (note 7)	4,145,027	3,661,258
Shareholders' equity:		
Share capital (note 6)	2,718,243	2,744,990
Retained earnings	7,484,047	5,310,402
	10,202,290	8,055,392
	$ 20,005,763	$ 13,635,854

See accompanying notes to financial statements.

On behalf of the Board:

"Dinesh Dattani" Director

"Roger Rector" Director

GLOBEX RESOURCES LTD.

Statements of Income and Retained Earnings

Years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Petroleum and natural gas sales	$ 8,141,012	$ 7,959,815
Royalties (net of Alberta Royalty Tax Credit)	(1,368,505)	(1,580,223)
	6,772,507	6,379,592
Interest	14,339	12,186
	6,786,846	6,391,778
Expenses:		
Operating	1,616,279	1,684,506
General and administration	582,850	653,580
Interest and bank charges	27,905	74,979
Provision for future site restoration	115,157	158,055
Depreciation and depletion	1,693,729	1,716,219
	4,035,920	4,287,339
Earnings before income taxes	2,750,926	2,104,439
Income taxes (note 7):		
Current (recovery)	(18,390)	262,738
Future	483,769	621,192
	465,379	883,930
Net income	2,285,547	1,220,509
Repurchased common shares pursuant to normal course issuer bid (note 6 (c))	(111,902)	(97,739)
Retained earnings, beginning of year	5,310,402	4,187,632
Retained earnings, end of year	$ 7,484,047	$ 5,310,402
Earnings per share (note 6(d)):		
Basic and diluted	$ 0.25	$ 0.13

See accompanying notes to financial statements.

GLOBEX RESOURCES LTD.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash provided by (used in):		
Operations:		
Net income	$ 2,285,547	$ 1,220,509
Items not involving cash:		
Depreciation and depletion	1,693,729	1,716,219
Provision for site restoration	115,157	158,055
Future income taxes	483,769	621,192
Cash flow from operations	4,578,202	3,715,975
Changes in non-cash working capital	1,758,926	119,504
	6,337,128	3,835,479
Investments:		
Additions to property and equipment	(7,552,426)	(4,776,411)
Return of capital on investments	4,000	–
Future site restoration expenditures	(30,913)	(62,698)
Proceeds on disposal of property and equipment	25,000	870,000
Change in non-cash working capital	(28,085)	(243,867)
	(7,582,424)	(4,212,976)
Financing:		
Increase in bank indebtedness	1,209,203	–
Share repurchases (note 6(c))	(138,649)	(129,261)
	1,070,554	(129,261)
Decrease in cash during the year	(174,742)	(506,758)
Cash, beginning of year	174,742	681,500
Cash, end of year	$ –	$ 174,742

See accompanying notes to financial statements.

GLOBEX RESOURCES LTD.

Notes to Financial Statements

Years ended December 31, 2003 and 2002

1. **Incorporation:**

   Globex Resources Ltd. ("Globex" or the "Corporation") is incorporated pursuant to the provisions of the Alberta Business Corporation Act. The Corporation's activities relate to the acquisition of, exploration for and development of petroleum and natural gas properties.

2. **Significant accounting policies:**

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant policies summarized below:

   (a) Property and equipment:

   The Corporation follows the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, geological and geophysical expenses, well equipment and directly related overhead expenditures. Gains or losses on the sale or disposition of petroleum and natural gas properties are not ordinarily recognized in earnings except under circumstances, which result in a major revision of depletion rates.

   Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by an independent engineer. For purposes of the depletion calculation, natural gas reserves and production are converted to equivalent volumes of petroleum based on the relative energy content, whereby one barrel of oil equals six thousand cubic feet of natural gas.

   The lesser of cost and fair market value of unproved properties is excluded from the depletion calculation. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

2. **Significant accounting policies (continued):**

(a) Property and equipment (continued):

The Corporation annually applies a "ceiling test" to capitalized costs to ensure that such costs do not exceed future net revenues from estimated production of proved reserves, using prices and costs in effect at the Corporation's year-end. Future net revenues are calculated after deducting general and administrative costs, financing costs, income taxes and future site restoration and abandonment costs. Where proved reserves are acquired at a price greater than the related ceiling test amount, and where the excess is not considered to represent a permanent impairment in the value of the acquired property, the Corporation will not write-down the carrying value of its petroleum and natural gas capitalized costs for a two year period.

Substantially all of the Corporation's exploration and production activities are conducted jointly with others and accordingly, the accounts reflect only the Corporation's proportionate interest in such activities.

(b) Future site restoration and abandonment:

Estimated future site restoration and abandonment costs are provided for over the life of the estimated proven reserves on a unit-of-production basis. The provision is based on estimated current costs of complying with existing legislation and industry practice for site restoration and abandonment. The annual charge is included in the calculation of net income. Actual future site restoration expenditures are charged to the accumulated provision as incurred.

(c) Long-term investments:

Long-term investments are recorded at cost unless the investment has suffered a decline in value that is other than temporary. Dividends from these investments are recognized as revenue when received.

(d) Revenue recognition:

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

2. **Significant accounting policies (continued):**

   (e) Income taxes:

   The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of assets and liabilities and are measured using the current, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

   (f) Stock-based compensation plan:

   Proceeds on the issuance of stock upon the exercise of stock options are credited to share capital. Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net income of using the fair value method for stock options granted to employees on or after January 1, 2002. Stock options granted to consultants and non-employees are accounted for using the fair value method whereby the fair value of the options granted is determined using an option pricing model and charged to earnings over the vesting period fo the options. For fiscal years beginning after January 1, 2004, Canadian accounting standards require that employee stock options granted be recorded at fair value on the date of grant and the associated expense amortized over the vesting period. The Company has chosen to adopt a prospective application of the new standards, effective January 1, 2003, whereby it accounts for awards to employees based on the fair value method.

   No stock options were granted subsequent to January 1, 2002 and as such no compensation expense has been recorded in the current or prior year.

   (g) Per share information:

   Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

   (h) Measurement uncertainty:

   The amounts recorded for depletion and depreciation of petroleum and natural gas properties and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, petroleum and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and the effect on financial statements of changes in such estimates in future periods could be significant.

3. Long-term investments:

	2003	2002
Asia Pacific Oil Ltd.	$ 96,000	$ 100,000
Corridor Resources Inc.	1,650,000	1,650,000
Total (at cost)	$ 1,746,000	$ 1,750,000
Total (at year-end market value)	$ 1,731,000	$ 1,305,000

Market value is based on the closing market price of the shares on the last trading day of the year.

4. Property and equipment:

	2003	2002
Petroleum and natural gas properties	$ 22,317,960	$ 14,790,534
Accumulated depletion and depreciation	(6,099,885)	(4,406,156)
	$ 16,218,075	$ 10,384,378

During 2003, the Corporation capitalized general and administrative costs directly related to petroleum and natural gas properties, in the amount of $171,000 (2002 - $154,000).

Costs of unproved properties of $2,436,000 (2002 - $2,426,000) have been excluded from costs subject to depletion and depreciation.

At December 31, 2002, the estimated future site restoration costs to be accrued over the remaining life of the reserves are $1,282,000 (2002 - $959,000).

A ceiling test calculation as at December 31, 2003 indicated that the estimated future net revenues from proved reserves exceeded the net book value of the Corporation's petroleum and natural gas properties. The ceiling test is a cost recovery test and not intended to result in an estimate of fair market value. The prices used in the ceiling test were based on year end Canadian field prices at December 31, 2003 which were $34.40 per barrel of petroleum and $5.76 per mcf of natural gas.

5. Bank indebtedness:

Effective June 21, 2003, the Corporation has available a revolving production credit facility in the amount of $5,000,000 due on demand, which bears interest at a Canadian chartered bank prime rate plus 0.50%. As collateral for the credit facility, a general assignment of book debts and a $10,000,000 demand debenture secured by a first floating charge over all assets of the Corporation has been provided. The facility is subject to an annual review and certain financial covenants. As at December 31, 2003, the amount drawn on this facility amounted to $1,209,203.

6. Share capital:

The Corporation has an unlimited number of common shares authorized for issuance.

(a) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2001	9,187,000	$ 2,776,512
Repurchased on normal course issuer bid (note 6(c))	(104,300)	(31,522)
Balance, December 31, 2002	9,082,700	2,744,990
Repurchased on normal course issuer bid (note 6(c))	(88,500)	(26,747)
Balance, December 31, 2003	8,994,200	$ 2,718,243

(b) Outstanding options:

The Corporation has an Employee Incentive Stock Option Plan (the "Plan"), which is administered by the Board of Directors of the Corporation. All directors, officers, employees and certain consultants of the Corporation are eligible to participate in the Plan. Under the terms of the Plan, the Corporation has reserved an amount of common shares for options equal to 10 percent of the issued and outstanding common shares of the Corporation to a maximum of 985,000 shares. Under the plan, holders of stock options have a "Put Right" to cause the Corporation to purchase for cash vested options for cancellation at a price per option equal to the then current market value of common shares less the exercise price per share. The Corporation may, at its discretion, decline to accept the exercise of a Put Right.

6. Share capital (continued):

(b) Outstanding options (continued):

The following table summarizes transactions during the past two years pursuant to the Plan:

	2003		2002	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding and exercisable, beginning and end of year	800,000	$ 1.50	800,000	$ 1.50

The weighted average remaining contractual life of the outstanding options as at December 31, 2003 is 2.5 years (2002 – 3.5 years).

(c) Normal course issuer bid:

The Corporation is authorized to purchase up to 448,860 common shares of the Corporation under a normal course issuer bid. The normal course issuer bid will expire on March 21, 2005. For the year ended December 31, 2003, the Corporation purchased 88,500 (2002 – 104,300) common shares under similar arrangements.

(d) Per share amounts:

Per share amounts have been calculated based on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding for the year ended December 31, 2003 was 9,061,807 (2002 – 9,140,353). In calculating diluted earnings per share 56,567 (2002 – no shares) were added to the weighted average number of common shares outstanding for the dilutive effect of stock options outstanding.

7. Income taxes:

The provision for taxes differs from the result which would have been obtained by applying the Canadian combined federal and provincial tax rate to earnings before income taxes. The difference results from the following items:

	2003	2002
Earnings before taxes	$ 2,750,925	$ 2,104,439
Combined federal and provincial tax rate	40.86%	42.4%
Computed "expected" income tax expense	$ 1,124,000	$ 894,387
Increase (decrease) in taxes resulting from:		
Royalties and other payments to provincial governments	446,907	503,610
Resource allowance	(406,161)	(435,770)
Income tax rebates and credits	(106,968)	(56,486)
Effect of tax rate reduction	(574,123)	–
Other	(18,276)	(21,811)
	$ 465,379	$ 883,930

The components of the net future income tax liability at December 31, 2003 and 2002 are:

	2003	2002
Future income tax asset:		
Future site restoration	$ 133,739	$ 96,123
Future income tax liabilities:		
Petroleum and natural gas properties	3,993,151	3,407,333
Long-term investments	285,615	350,048
	4,278,766	3,757,381
Net future income tax liability	$ 4,145,027	$ 3,661,258

8. Supplemental cash flow information:

	2003	2002
Cash payments for:		
Interest	$ 27,905	$ 74,979
Taxes	235,000	–

9. Related party transactions:

During the year, the Corporation paid $268,901 (2002 - $266,723) for third party professional services, management services, office space and administrative services in the normal course of operations to companies in which one director has interests. These services are charged on a cost-sharing basis.

Included within accounts receivable is $242,111 (2002 - $129,970) owing from a company owned by one of the directors of the Corporation. This balance relates to joint venture activities in the normal course of operations.

10. Commitment:

The Corporation has an agreement to farm-in on three exploration licenses in New Brunswick. Under the terms of the letter of intent, the Corporation committed to spend $2 million on exploration activities by December 2002 in order to earn a 50% working interest in the licenses. In 2002, the $2,000,000 commitment was completed.

11. Financial instruments:

The Corporation's financial instruments are cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and demand loan.

(a) Fair values of financial assets and liabilities:

The estimated fair values of financial instruments approximate their carrying amount due to the short-term maturity of those instruments.

(b) Credit risk:

A substantial portion of the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

(c) Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as petroleum and natural gas prices received are referenced to US dollar denominated prices.

Financial Statements of

GLOBEX RESOURCES LTD.

Years ended December 31, 2003 and 2002

MANAGEMENT'S REPORT

The accompanying financial statements and all information in the annual report are the responsibility of management. The financial statements have been prepared by management in accordance with the accounting policies described in the notes to the financial statements. The financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information contained elsewhere in the annual report has been reviewed to ensure consistency with that in the financial statements.

Management maintains a system of internal accounting controls, policies and procedures in order to provide reasonable assurance as to the reliability of the financial records and the safeguarding of assets.

External auditors, appointed by the shareholders of the Corporation, have examined the financial statements and have expressed an opinion on the statements. Their report is included with the financial statements.

The Board of Directors of the Corporation has established an Audit Committee, consisting of non-management directors, to review these statements with management and the auditors. The Audit Committee has approved these statements on behalf of the Corporation's Board of Directors.

Ash Bhasin
President and Chief
Executive Officer
And Chief Financial Officer

George de Boon
Vice President
and Chief Operating Officer

March 29, 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the balance sheets of Globex Resources Ltd. as at December 31, 2003 and 2002 and the statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada
March 29, 2004

GLOBEX RESOURCES LTD.

Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash	$ –	$ 174,742
Accounts receivable	1,985,162	1,282,769
Prepaid expenses	56,526	43,965
	2,041,688	1,501,476
Long-term investments (note 3)	1,746,000	1,750,000
Property and equipment (note 4)	16,218,075	10,384,378
	$ 20,005,763	$13,635,854
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 5)	$ 1,209,203	$ –
Accounts payable and accrued liabilities	4,062,938	1,617,143
	5,272,141	1,617,143
Provision for future site restoration and abandonment	386,305	302,061
Future income taxes (note 7)	4,145,027	3,661,258
Shareholders' equity:		
Share capital (note 6)	2,718,243	2,744,990
Retained earnings	7,484,047	5,310,402
	10,202,290	8,055,392
	$ 20,005,763	$ 13,635,854

See accompanying notes to financial statements.

On behalf of the Board:

"Dinesh Dattani" Director

"Roger Rector" Director

GLOBEX RESOURCES LTD.

Statements of Income and Retained Earnings

Years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Petroleum and natural gas sales	$ 8,141,012	$ 7,959,815
Royalties (net of Alberta Royalty Tax Credit)	(1,368,505)	(1,580,223)
	6,772,507	6,379,592
Interest	14,339	12,186
	6,786,846	6,391,778
Expenses:		
Operating	1,616,279	1,684,506
General and administration	582,850	653,580
Interest and bank charges	27,905	74,979
Provision for future site restoration	115,157	158,055
Depreciation and depletion	1,693,729	1,716,219
	4,035,920	4,287,339
Earnings before income taxes	2,750,926	2,104,439
Income taxes (note 7):		
Current (recovery)	(18,390)	262,738
Future	483,769	621,192
	465,379	883,930
Net income	2,285,547	1,220,509
Repurchased common shares pursuant to normal course issuer bid (note 6 (c))	(111,902)	(97,739)
Retained earnings, beginning of year	5,310,402	4,187,632
Retained earnings, end of year	$ 7,484,047	$ 5,310,402
Earnings per share (note 6(d)):		
Basic and diluted	$ 0.25	$ 0.13

See accompanying notes to financial statements.

GLOBEX RESOURCES LTD.

Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash provided by (used in):		
Operations:		
Net income	$ 2,285,547	$ 1,220,509
Items not involving cash:		
Depreciation and depletion	1,693,729	1,716,219
Provision for site restoration	115,157	158,055
Future income taxes	483,769	621,192
Cash flow from operations	4,578,202	3,715,975
Changes in non-cash working capital	1,758,926	119,504
	6,337,128	3,835,479
Investments:		
Additions to property and equipment	(7,552,426)	(4,776,411)
Return of capital on investments	4,000	–
Future site restoration expenditures	(30,913)	(62,698)
Proceeds on disposal of property and equipment	25,000	870,000
Change in non-cash working capital	(28,085)	(243,867)
	(7,582,424)	(4,212,976)
Financing:		
Increase in bank indebtedness	1,209,203	–
Share repurchases (note 6(c))	(138,649)	(129,261)
	1,070,554	(129,261)
Decrease in cash during the year	(174,742)	(506,758)
Cash, beginning of year	174,742	681,500
Cash, end of year	$ –	$ 174,742

See accompanying notes to financial statements.

1. **Incorporation:**

   Globex Resources Ltd. ("Globex" or the "Corporation") is incorporated pursuant to the provisions of the Alberta Business Corporation Act. The Corporation's activities relate to the acquisition of, exploration for and development of petroleum and natural gas properties.

2. **Significant accounting policies:**

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant policies summarized below:

   (a) Property and equipment:

   The Corporation follows the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, geological and geophysical expenses, well equipment and directly related overhead expenditures. Gains or losses on the sale or disposition of petroleum and natural gas properties are not ordinarily recognized in earnings except under circumstances, which result in a major revision of depletion rates.

   Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by an independent engineer. For purposes of the depletion calculation, natural gas reserves and production are converted to equivalent volumes of petroleum based on the relative energy content, whereby one barrel of oil equals six thousand cubic feet of natural gas.

   The lesser of cost and fair market value of unproved properties is excluded from the depletion calculation. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

2. Significant accounting policies (continued):

(a) Property and equipment (continued):

The Corporation annually applies a "ceiling test" to capitalized costs to ensure that such costs do not exceed future net revenues from estimated production of proved reserves, using prices and costs in effect at the Corporation's year-end. Future net revenues are calculated after deducting general and administrative costs, financing costs, income taxes and future site restoration and abandonment costs. Where proved reserves are acquired at a price greater than the related ceiling test amount, and where the excess is not considered to represent a permanent impairment in the value of the acquired property, the Corporation will not write-down the carrying value of its petroleum and natural gas capitalized costs for a two year period.

Substantially all of the Corporation's exploration and production activities are conducted jointly with others and accordingly, the accounts reflect only the Corporation's proportionate interest in such activities.

(b) Future site restoration and abandonment:

Estimated future site restoration and abandonment costs are provided for over the life of the estimated proven reserves on a unit-of-production basis. The provision is based on estimated current costs of complying with existing legislation and industry practice for site restoration and abandonment. The annual charge is included in the calculation of net income. Actual future site restoration expenditures are charged to the accumulated provision as incurred.

(c) Long-term investments:

Long-term investments are recorded at cost unless the investment has suffered a decline in value that is other than temporary. Dividends from these investments are recognized as revenue when received.

(d) Revenue recognition:

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

2. **Significant accounting policies (continued):**

(e) Income taxes:

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of assets and liabilities and are measured using the current, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

(f) Stock-based compensation plan:

Proceeds on the issuance of stock upon the exercise of stock options are credited to share capital. Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net income of using the fair value method for stock options granted to employees on or after January 1, 2002. Stock options granted to consultants and non-employees are accounted for using the fair value method whereby the fair value of the options granted is determined using an option pricing model and charged to earnings over the vesting period fo the options. For fiscal years beginning after January 1, 2004, Canadian accounting standards require that employee stock options granted be recorded at fair value on the date of grant and the associated expense amortized over the vesting period. The Company has chosen to adopt a prospective application of the new standards, effective January 1, 2003, whereby it accounts for awards to employees based on the fair value method.

No stock options were granted subsequent to January 1, 2002 and as such no compensation expense has been recorded in the current or prior year.

(g) Per share information:

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

(h) Measurement uncertainty:

The amounts recorded for depletion and depreciation of petroleum and natural gas properties and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, petroleum and natural gas prices and future costs. By their nature, these estimates are subject to measurement uncertainty and the effect on financial statements of changes in such estimates in future periods could be significant.

3. **Long-term investments:**

	2003	2002
Asia Pacific Oil Ltd.	$ 96,000	$ 100,000
Corridor Resources Inc.	1,650,000	1,650,000
Total (at cost)	$ 1,746,000	$ 1,750,000
Total (at year-end market value)	$ 1,731,000	$ 1,305,000

Market value is based on the closing market price of the shares on the last trading day of the year.

4. **Property and equipment:**

	2003	2002
Petroleum and natural gas properties	$ 22,317,960	$ 14,790,534
Accumulated depletion and depreciation	(6,099,885)	(4,406,156)
	$ 16,218,075	$ 10,384,378

During 2003, the Corporation capitalized general and administrative costs directly related to petroleum and natural gas properties, in the amount of $171,000 (2002 - $154,000).

Costs of unproved properties of $2,436,000 (2002 - $2,426,000) have been excluded from costs subject to depletion and depreciation.

At December 31, 2002, the estimated future site restoration costs to be accrued over the remaining life of the reserves are $1,282,000 (2002 - $959,000).

A ceiling test calculation as at December 31, 2003 indicated that the estimated future net revenues from proved reserves exceeded the net book value of the Corporation's petroleum and natural gas properties. The ceiling test is a cost recovery test and not intended to result in an estimate of fair market value. The prices used in the ceiling test were based on year end Canadian field prices at December 31, 2003 which were $34.40 per barrel of petroleum and $5.76 per mcf of natural gas.

5. **Bank indebtedness:**

Effective June 21, 2003, the Corporation has available a revolving production credit facility in the amount of $5.000.000 due on demand, which bears interest at a Canadian chartered bank prime rate plus 0.50%. As collateral for the credit facility, a general assignment of book debts and a $10,000,000 demand debenture secured by a first floating charge over all assets of the Corporation has been provided. The facility is subject to an annual review and certain financial covenants. As at December 31, 2003, the amount drawn on this facility amounted to $1,209,203.

6. **Share capital:**

The Corporation has an unlimited number of common shares authorized for issuance.

(a) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2001	9,187,000	$ 2,776,512
Repurchased on normal course issuer bid (note 6(c))	(104,300)	(31,522)
Balance, December 31, 2002	9,082,700	2,744,990
Repurchased on normal course issuer bid (note 6(c))	(88,500)	(26,747)
Balance, December 31, 2003	8,994,200	$ 2,718,243

(b) Outstanding options:

The Corporation has an Employee Incentive Stock Option Plan (the "Plan"), which is administered by the Board of Directors of the Corporation. All directors, officers, employees and certain consultants of the Corporation are eligible to participate in the Plan. Under the terms of the Plan, the Corporation has reserved an amount of common shares for options equal to 10 percent of the issued and outstanding common shares of the Corporation to a maximum of 985,000 shares. Under the plan, holders of stock options have a "Put Right" to cause the Corporation to purchase for cash vested options for cancellation at a price per option equal to the then current market value of common shares less the exercise price per share. The Corporation may, at its discretion, decline to accept the exercise of a Put Right.

6. Share capital (continued):

(b) Outstanding options (continued):

The following table summarizes transactions during the past two years pursuant to the Plan:

	2003			2002		
	Number of shares		Weighted average exercise price	Number of shares		Weighted average exercise price
Outstanding and exercisable, beginning and end of year	800,000	$	1.50	800,000	$	1.50

The weighted average remaining contractual life of the outstanding options as at December 31, 2003 is 2.5 years (2002 – 3.5 years).

(c) Normal course issuer bid:

The Corporation is authorized to purchase up to 448,860 common shares of the Corporation under a normal course issuer bid. The normal course issuer bid will expire on March 21, 2005. For the year ended December 31, 2003, the Corporation purchased 88,500 (2002 – 104,300) common shares under similar arrangements.

(d) Per share amounts:

Per share amounts have been calculated based on the weighted average number of common shares outstanding. The weighted average number of common shares outstanding for the year ended December 31, 2003 was 9,061,807 (2002 – 9,140,353). In calculating diluted earnings per share 56,567 (2002 – no shares) were added to the weighted average number of common shares outstanding for the dilutive effect of stock options outstanding.

7. Income taxes:

The provision for taxes differs from the result which would have been obtained by applying the Canadian combined federal and provincial tax rate to earnings before income taxes. The difference results from the following items:

	2003	2002
Earnings before taxes	$ 2,750,925	$ 2,104,439
Combined federal and provincial tax rate	40.86%	42.4%
Computed "expected" income tax expense	$ 1,124,000	$ 894,387
Increase (decrease) in taxes resulting from:		
Royalties and other payments to provincial governments	446,907	503,610
Resource allowance	(406,161)	(435,770)
Income tax rebates and credits	(106,968)	(56,486)
Effect of tax rate reduction	(574,123)	–
Other	(18,276)	(21,811)
	$ 465,379	$ 883,930

The components of the net future income tax liability at December 31, 2003 and 2002 are:

	2003	2002
Future income tax asset:		
Future site restoration	$ 133,739	$ 96,123
Future income tax liabilities:		
Petroleum and natural gas properties	3,993,151	3,407,333
Long-term investments	285,615	350,048
	4,278,766	3,757,381
Net future income tax liability	$ 4,145,027	$ 3,661,258

8. Supplemental cash flow information:

	2003	2002
Cash payments for:		
Interest	$ 27,905	$ 74,979
Taxes	235,000	–

9. Related party transactions:

During the year, the Corporation paid $268,901 (2002 - $266,723) for third party professional services, management services, office space and administrative services in the normal course of operations to companies in which one director has interests. These services are charged on a cost-sharing basis.

Included within accounts receivable is $242,111 (2002 - $129,970) owing from a company owned by one of the directors of the Corporation. This balance relates to joint venture activities in the normal course of operations.

10. Commitment:

The Corporation has an agreement to farm-in on three exploration licenses in New Brunswick. Under the terms of the letter of intent, the Corporation committed to spend $2 million on exploration activities by December 2002 in order to earn a 50% working interest in the licenses. In 2002, the $2,000,000 commitment was completed.

11. Financial instruments:

The Corporation's financial instruments are cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and demand loan.

(a) Fair values of financial assets and liabilities:

The estimated fair values of financial instruments approximate their carrying amount due to the short-term maturity of those instruments.

(b) Credit risk:

A substantial portion of the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

(c) Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as petroleum and natural gas prices received are referenced to US dollar denominated prices.